ANNUAL REPORT



INFORME ANUAL

2023

CELEBRATING 130 YEARS



ANNUAL REPORT



INFORME ANUAL

2023

CELEBRATING 130 YEARS



Contents
Índice

Popular, Inc. (NASDAQ: BPOP) is the leading financial institution by both assets and deposits in Puerto Rico and ranks among the top 50 U.S. bank holding companies by assets. Founded in 1893, Banco Popular de Puerto Rico, Popular's principal subsidiary, provides retail, mortgage and commercial banking services in Puerto Rico and the U.S. Virgin Islands. Popular also offers in Puerto Rico auto and equipment leasing and financing, investment banking, broker-dealer and insurance services through specialized subsidiaries. In the mainland United States, Popular provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank, which has branches located in New York, New Jersey and Florida.

Popular, Inc. (NASDAQ: BPOP) es la institución bancaria líder en depósitos y activos en Puerto Rico y se encuentra entre las primeras 50 entidades tenedoras de instituciones bancarias por número de activos. Fundado en 1893, Banco Popular de Puerto Rico, la principal subsidiaria de Popular, brinda servicios de banca individual, hipotecas y banca comercial en Puerto Rico e Islas Vírgenes estadounidenses. Popular también ofrece en Puerto Rico servicios de financiamiento de autos y equipo, inversiones y seguros a través de subsidiarias especializadas. En Estados Unidos, Popular provee servicios de banca individual, hipotecas y banca comercial a través de su filial bancaria en Nueva York, Popular Bank, la cual cuenta con sucursales localizadas en Nueva York, Nueva Jersey y Florida.

Corporate Information

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP. The company's annual report and proxy statement are available on popular.com/en/investor-relations/annual-reports/

Información Corporativa

Firma registrada de Contabilidad Pública Independiente: PricewaterhouseCoopers LLP. El informe anual y el proxy están disponibles en popular.com/accionistas/informe-anual/

Annual Meeting

The Annual Stockholders' Meeting of Popular, Inc. will be held on Thursday, May 9, 2024, at 9:00 a.m. AST at the Conference Hall in the lobby of the Popular Center building, San Juan, Puerto Rico.

Reunión Anual

La Reunión Anual de Accionistas de Popular, Inc. se celebrará el jueves, 9 de mayo de 2024 a las 9:00 a.m. AST en el Conference Hall del vestíbulo del edificio Popular Center, San Juan, Puerto Rico.

Popular, Inc.
Year In Review



Dear Shareholders,

In 2023, Popular delivered solid results despite a challenging environment, which included high interest rates and uncertainty in the banking industry. Our performance reflected strong earnings, robust loan growth, stable credit quality and the continued expansion of our customer base.

Our Performance

Our net income for the year totaled $541 million, compared to approximately $1.1 billion in 2022. Excluding the impact of the FDIC Special Assessment in 2023, as well as the partial reversal of the DTA valuation allowance and the benefit of the Evertec transactions in 2022, adjusted net income was $587 million in 2023, compared with $808 million in the previous year. The variance was mainly driven by a higher provision for credit losses and higher operating expenses. The increase in the provision was due to the release of loan loss reserves in the first half of 2022, continued loan growth during 2023 and the normalization of credit quality metrics in our unsecured consumer lending portfolios from historically low levels experienced during the pandemic. The increase in operating expenses reflects our investment in our Transformation initiatives and in our people, as well as our efforts to expand our capabilities in cybersecurity, risk management, data and technology.

Credit quality remained solid throughout the year, evidenced by a lower level of non-performing loans, although we began to see some normalization in our unsecured consumer portfolios during the second half of the year. We are attentive to the performance of our credit portfolios, but remain confident that the risk profile of our loan portfolios positions us to operate successfully under the current environment.

Our regulatory capital levels are robust, closing the year with a Common Equity Tier 1 ratio of 16.3%. Our tangible book value per share at year-end was $59.74, or 33% higher than 2022, primarily due to lower unrealized losses on investment securities and the year's earnings. Over the past two years, we have continued to deploy our capital through loan growth, multiple share repurchases and higher dividends. In November, we announced an increase in our quarterly common stock dividend to $0.62 per share, an increase of 13% or $0.07 per share.

In 2023, Popular delivered solid results despite a challenging environment, which included high interest rates and uncertainty in the banking industry. Our performance reflected strong earnings, robust loan growth, stable credit quality and the continued expansion of our customer base.

$3 BILLION approx.
YEAR ON YEAR INCREASE IN TOTAL LOANS
(A 9% INCREASE OVER 2022)

$2.4 BILLION approx.
YEAR-OVER-YEAR INCREASE IN DEPOSITS

2 MILLION+
UNIQUE CUSTOMERS
IN PUERTO RICO

POPULAR, INC. SHARES (BPOP)
$82.07
CLOSING PRICE FOR 2023
(A 24% INCREASE OVER 2022)

Highlights

One of the most significant achievements during 2023 was the growth in our loan portfolio, which increased by approximately $3 billion or 9%.

Banco Popular de Puerto Rico grew across most business segments, led by commercial loans, reflecting the continued strength of the local economy and our diversified product offerings. Popular Bank achieved growth in commercial and construction loans.

Deposits increased by approximately $2.4 billion during the year, primarily driven by increases in public sector deposits in Puerto Rico and higher-cost time and savings deposits from Popular Bank's online channel. Deposits in Puerto Rico were stable compared to 2022. A higher level of public deposits offset a reduction in customer deposits. A significant portion of these customer deposits were in turn transferred to our broker dealer by commercial and high-net-worth customers pursuing higher yields on their excess liquidity. Our diversified deposit franchise in Puerto Rico continues to be a source of strength.

We crossed a significant milestone, surpassing two million unique customers in Puerto Rico. It is an honor to serve them, as well as our customers in all our markets, and we value immensely the trust they place in us. We are committed to providing inclusive access to a full range of financial products for both individuals and businesses to help them achieve their financial goals.

In 2022, we announced the launch of a broad-based technological and business process Transformation to be more agile and provide an improved customer experience in a rapidly changing environment. We are confident that these investments will allow us to capture growth opportunities in our primary market and within our existing customer base. I am pleased to report that, during 2023, our first year of the Transformation, we made important progress across many fronts, and some of the initiatives are already producing encouraging and tangible results. Some examples include a review of our fees for commercial services to align our price to value delivered and promote the migration to digital, more cost-efficient channels. In addition, we implemented a simplified and faster process for commercial loans, which differentiates documentation requirements and review between simple and complex transactions. We are systematically adding initiatives as we move forward and continue working towards our target of a 14% return on tangible common equity by the end of 2025.

Popular's shares closed the year at $82.07, an increase of 24% when compared to the previous year. After declining in March, along with most of the banking sector due to uncertainty around the failure of several banks, our stock recovered significant ground in the second half of the year. It ended 2023 in line with the S&P 500 and considerably above general bank indices. While pleased with the performance of our stock, we are focused on running a strong operation to create sustainable value.

We continued to invest in our communities through our donations, two corporate foundations, employee participation and programs designed to promote financial education and entrepreneurship. The depth of our programs and the relationships we have built with not-for-profit partners amplify the impact of our community investment.

Our Organization

I would like to express my gratitude and appreciation to our colleagues for their hard work. Each year brings its own set of challenges, and their adaptability and dedication are a constant source of inspiration. We are committed to the development of our people and to providing an environment where they feel valued and engaged.

In December, we announced that Carlos J. Vázquez, our Chief Financial Officer, will retire in March of 2024 after 27 years of distinguished service to Popular. In all the senior leadership positions Carlos has held, he has excelled due to his strategic mindset, analytical skills and discipline. He has been an important contributor to our growth and financial strength, and we are thankful for his leadership throughout all these years. On a personal note, I am sincerely grateful for his support since I joined Popular, and for his friendship, which began long before.

Jorge J. García, our Corporate Comptroller and Chief Accounting Officer, will succeed Carlos as CFO. Jorge, who has worked alongside Carlos for many years to build a strong Finance team, is widely recognized for his strong analytical capabilities, deep understanding of our business and collaborative management style. We are confident he will do a great job in his new role.

I am also grateful for the advice and support of our Board of Directors. I am fortunate to count on a group of diverse, experienced and highly engaged Directors. Last year, we welcomed Alejandro (Alex) Sánchez to our Board. Alex served as President and CEO of the Florida Bankers Association from 1998 until his retirement last December. He brings extensive knowledge of the industry and regulatory environment in which Popular operates. He has been a vocal promoter and advocate for the banking industry, frequently speaking on its strength, resilience and economic importance. We are confident that the Board and the organization will benefit from his experience.

Looking Ahead

We are pleased with our results for 2023 and optimistic about our prospects for this year.

The Puerto Rico economy continues to perform well, as reflected in positive trends in employment and other economic metrics. There is still a considerable amount of recovery funds yet to be disbursed, which are expected to support increased economic activity in the coming years.

Our diversified business model, prudent risk management, robust capital and liquidity levels and, most importantly, the talent of our people, are sources of strength that position us to support the evolving needs of our growing customer base.

Last year, we celebrated our 130th anniversary. Many things have changed since 1893, but our commitment to people and communities has always been at the heart of what we do. To capture what drives us, we launched our renewed purpose statement – "Putting people at the center of progress." It underscores our mission to help customers reach and exceed their financial milestones, invigorate the local economies of the markets where we operate, invest in transformative community initiatives and promote the development and well-being of our colleagues. We firmly believe that all of these will drive long-term value for our shareholders.

We started 2024 with strong momentum. The team is energized and looking forward to building on our solid foundation to continue promoting broad-based and sustainable progress.

IGNACIO ALVAREZ
President and Chief Executive Officer
Popular, Inc.



25-Year Historical Financial Summary

(Dollars in millions, except per share data)	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Selected Financial Information											
Net Income (Loss)	$257.6	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)	$(573.9)
Assets	25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3
Gross Loans	14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9
Deposits	14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9
Stockholders' Equity	1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8
Market Capitalization	$3,790.2	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1	$1,445.4
Return on Average Assets (ROAA)	1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%
Return on Average Common Equity (ROACE)	15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%
Per Common Share[1]											
Net Income (Loss) - Basic	$9.19	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)	$2.39
Net Income (Loss) - Diluted	9.19	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39
Dividends (Declared)	3.00	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20
Book Value	57.54	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91
Market Price	139.69	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60
Assets by Geographical Area											
Puerto Rico	71%	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%
United States	25%	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%
Caribbean and Latin America	4%	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Traditional Delivery System											
Banking Branches											
Puerto Rico	199	199	196	195	193	192	194	191	196	179	173
Virgin Islands	8	8	8	8	8	8	8	8	8	8	8
United States[2]	91	95	96	96	97	128	136	142	147	139	101
Subtotal	298	302	300	299	298	328	338	341	351	326	282
Non-Banking Offices											
Popular Financial Holdings	137	136	149	153	181	183	212	158	134	2	
Popular Cash Express	102	132	154	195	129	114	4				
Popular Finance	47	61	55	36	43	43	49	52	51	9	
Popular Auto (including Reliable)	12	12	20	18	18	18	17	15	12	12	10
Popular Leasing, U.S.A.	10	11	13	13	11	15	14	11	24	22	
Popular Mortgage	13	21	25	29	32	30	33	32	32	32	33
Popular Securities	2	3	4	7	8	9	12	12	13	7	6
Popular One											
Popular Insurance and Popular Risk Services		2	2	2	2	2	2	2	2	1	1
Popular Insurance Agency, U.S.A.			1	1	1	1	1	1	1	1	1
Popular Insurance V.I.				1	1	1	1	1	1	1	1
E-LOAN							1	1	1	1	
Popular Equipment Finance											
EVERTEC	4	4	4	5	5	5	5	7	9	9	9
Subtotal	327	382	427	460	431	421	351	292	280	97	61
Total	625	684	727	759	729	749	689	633	631	423	343
Electronic Delivery System											
ATMs Owned											
Puerto Rico	442	478	524	539	557	568	583	605	615	605	571
Virgin Islands	68	37	39	53	57	59	61	65	69	74	77
United States	99	109	118	131	129	163	181	192	187	176	136
Total	609	624	681	723	743	790	825	862	871	855	784
Employees (full-time equivalent)	11,501	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587	9,407

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$137.4	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6	$541.3
	38,815.0	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9	70,758.2
	26,458.9	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2	35,069.3
	26,762.2	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2	63,618.2
	3,800.5	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4	5,147.0
	$3,211.4	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0	$5,921.6
	0.36%	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%	0.76%
	4.37%	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%	8.21%
	$(0.62)	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65	$7.53
	(0.62)	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63	7.52
	-	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20	2.27
	36.67	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66	71.03
	31.40	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32	82.07
	74%	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%	76%
	23%	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%	22%
	3%	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%	2%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
	185	183	175	171	168	173	171	168	163	164	162	159	158	153
	8	9	9	9	9	9	9	9	9	10	10	10	10	9
	96	94	92	90	47	50	51	51	51	51	50	39	39	40
	289	286	276	270	224	232	231	228	223	225	222	208	207	202
	10	10	10	9	9	9	9	9	12	12	11	11	11	11
	36	37	37	38	25	24	17	14	14	14	15	15	14	14
	6	4	4	3	3	3	2	2	2	2	2	2	1	1
		4	5	6	6	6	5	5	5	5	6	7	7	7
	1	1	1	1	1	2	2	2	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1	1	1	1
	1	1	1	1	1	1	1	1						
												1	1	1
	55	58	59	59	46	46	37	34	36	36	37	39	37	37
	344	**344**	**335**	**329**	**270**	**278**	**268**	**262**	**259**	**261**	**259**	**247**	**244**	**239**
	624	613	597	599	602	622	635	633	619	622	619	616	584	576
	17	20	20	22	21	21	20	22	22	23	23	23	23	23
	138	135	134	132	83	87	101	110	115	119	118	91	94	100
	779	**768**	**751**	**753**	**706**	**730**	**756**	**765**	**756**	**764**	**760**	**730**	**701**	**699**
	8,277	**8,329**	**8,072**	**8,059**	**7,752**	**7,810**	**7,828**	**7,784**	**8,474**	**8,560**	**8,522**	**8,351**	**8,813**	**9,088**

[1] Per common share data adjusted for stock splits and reverse stock split executed in May 2012.

[2] Excludes a Banco Popular de Puerto Rico branch operating in New York.

Popular, Inc.
Management & Board Of Directors

Senior Management Team



IGNACIO ALVAREZ
President &
Chief Executive Officer
Popular, Inc.



CAMILLE BURCKHART
Executive Vice President
Chief Information & Digital Strategy Officer
Innovation, Technology & Operations Group
Popular, Inc.



BEATRIZ CASTELLVÍ
Executive Vice President &
Chief Security Officer
Corporate Security Group
Popular, Inc.



LUIS E. CESTERO
Executive Vice President
Retail & Business Solutions Group
Banco Popular de Puerto Rico



MANUEL CHINEA
Executive Vice President
Popular, Inc.
Chief Operating Officer
Popular Bank



JOSÉ R. COLEMAN TIÓ
Executive Vice President &
Chief Legal Officer
General Counsel & Corporate Matters Group
Popular, Inc.



JAVIER D. FERRER
Executive Vice President
Chief Operating Officer
Head of Business Strategy and Corporate Secretary
COO & Corporate Business Strategy Group
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ
Executive Vice President
Chief Communications and Public Affairs Officer
Corporate Communications & Public Affairs Group
Popular, Inc.



GILBERTO MONZÓN
Executive Vice President
Specialized Businesses Group
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN
Executive Vice President &
Chief Administration Officer
Administration Group
Popular, Inc.



ELI S. SEPÚLVEDA
Executive Vice President
Commercial Credit & Services Group
Banco Popular de Puerto Rico



LIDIO V. SORIANO
Executive Vice President &
Chief Risk Officer
Corporate Risk Management Group
Popular, Inc.



CARLOS J. VÁZQUEZ
Executive Vice President &
Chief Financial Officer
Corporate Finance Group
Popular, Inc.

Board of Directors



RICHARD L. CARRIÓN
Chairman of the Board of Directors
Popular, Inc.



IGNACIO ALVAREZ
President &
Chief Executive Officer
Popular, Inc.



JOAQUÍN E. BACARDÍ, III
President and Chairman
Edmundo B. Fernández, Inc.



ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.



ROBERT CARRADY
President and Chief Executive Officer
Caribbean Cinemas



BETTY DEVITA
Chief Business Officer
FinConecta



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Chief Executive Officer
FRG, LLC



C. KIM GOODWIN
Private Investor



JOSÉ R. RODRÍGUEZ
Chairman of the Board of Directors
CareMax, Inc.



ALEJANDRO M. SÁNCHEZ
President and Chief Executive Officer
Salva Financial Group of Florida



MYRNA M. SOTO
Chief Executive Officer & Founder
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
President
Goya de Puerto Rico, Inc.

Popular, Inc.
Resumen del año



Estimados Accionistas:

En el 2023, obtuvimos resultados sólidos a pesar de un entorno retante que incluyó altas tasas de interés e incertidumbre en el sector bancario. Nuestros resultados reflejaron ingresos sólidos, un crecimiento robusto en préstamos, una calidad crediticia estable y una continua expansión de nuestra base de clientes.

Nuestro desempeño

Nuestro ingreso neto anual fue de $541 millones, en comparación con aproximadamente $1,100 millones en 2022. Excluyendo el impacto de la evaluación especial de la FDIC en 2023, así como la reversión parcial de la reserva para nuestro activo de contribuciones diferidas y el beneficio de las transacciones de Evertec en 2022, el ingreso neto ajustado fue de $587 millones en 2023, comparado con $808 millones en el año anterior. La variación se debió principalmente a un aumento en la provisión para pérdidas de crédito y en los gastos operacionales. El aumento de la provisión se debió a la liberación de reservas para pérdidas crediticias en la primera mitad de 2022, al crecimiento continuo de los préstamos durante 2023 y a la normalización de las métricas de calidad crediticia en nuestras carteras de préstamos de consumo no garantizados desde los niveles históricamente bajos experimentados durante la pandemia. El aumento de los gastos operacionales refleja la inversión en nuestras iniciativas de Transformación y en nuestra gente, así como nuestros esfuerzos por ampliar nuestras capacidades en ciberseguridad, manejo de riesgos, datos y tecnología.

La calidad del crédito se mantuvo fuerte a través del año, reflejado en un menor nivel de préstamos no acumulativos, aunque empezamos a ver cierta normalización en nuestras carteras de consumo no garantizadas durante la segunda mitad del año. Estamos atentos a la evolución de nuestras carteras de crédito, pero seguimos confiados de que el perfil de riesgo de nuestras carteras de préstamos nos posiciona para operar con éxito en el ambiente actual.

Nuestros niveles de capital reglamentario se mantuvieron fuertes, cerrando el año con una relación de capital "Tier 1 Common" de 16.3%. Nuestro valor tangible en los libros cerró en $59.74, es decir, un 33% más que en 2022, debido principalmente a la reducción de las pérdidas no realizadas sobre inversiones de valores y a las ganancias del año. En los últimos dos años hemos seguido desplegando nuestro capital mediante el crecimiento de los préstamos, la recompra de acciones y el aumento de los dividendos. En noviembre, anunciamos un aumento de nuestro dividendo trimestral en acciones comunes a $0.62 centavos por acción, un incremento del 13% o $0.07 centavos por acción.

En el 2023, obtuvimos resultados sólidos a pesar de un entorno retante que incluyó altas tasas de interés e incertidumbre en el sector bancario. Nuestros resultados reflejaron ingresos sólidos, un crecimiento robusto en préstamos, una calidad crediticia estable y una continua expansión de nuestra base de clientes.

$3,000
MILLONES aprox.
**AUMENTO ANUAL
EN TOTAL DE
PRÉSTAMOS**
(AUMENTO DE 9%
EN COMPARACIÓN
CON 2022)

$2,400
MILLONES aprox.
**AUMENTO ANUAL
EN DEPÓSITOS**

2
MILLONES+
**DE CLIENTES
ÚNICOS**
EN PUERTO RICO



**ACCIONES DE
POPULAR, INC.
(BPOP)**

$82.07
**VALOR AL CIERRE
DE 2023**
(AUMENTO DE 24%
EN COMPARACIÓN
AL 2022)

Logros

Uno de los logros más significativos durante 2023 fue el crecimiento de nuestra cartera de préstamos, que aumentó en aproximadamente $3,000 millones o 9%.

Banco Popular de Puerto Rico creció en la mayoría de los segmentos de negocio, liderando con los préstamos comerciales, lo que refleja la continua fortaleza de la economía local y nuestra oferta diversificada de productos. Popular Bank logró un crecimiento en los préstamos comerciales y de construcción.

Los depósitos aumentaron en aproximadamente $2,400 millones durante el año, impulsados principalmente por el aumento de los depósitos del sector público en Puerto Rico y los depósitos a plazo fijo y de ahorro de alto costo del canal en línea de Popular Bank. Los depósitos en Puerto Rico se mantuvieron estables en comparación con 2022. Un mayor nivel de depósitos públicos contrarrestó una reducción en los depósitos de clientes. Una parte significativa de estos depósitos de clientes fueron transferidos a su vez a nuestro corredor de bolsa por clientes comerciales y de alto nivel adquisitivo que buscaban mayores rendimientos en su exceso de liquidez. Nuestra oferta diversificada de depósitos en Puerto Rico sigue siendo una fuente de fortaleza.

Logramos alcanzar un hito muy importante al superar los dos millones de clientes únicos en Puerto Rico. Es un honor servirles, al igual que a nuestros clientes en todos nuestros mercados, y valoramos inmensamente la confianza que ponen en nosotros. Estamos comprometidos a ofrecer un acceso inclusivo a una amplia variedad de productos financieros, tanto para individuos como para empresas, con el fin de ayudarles a alcanzar sus objetivos financieros.

En 2022 anunciamos el lanzamiento de una amplia Transformación tecnológica y empresarial para ser más ágiles y proveer una mejor experiencia al cliente en un entorno que cambia rápidamente. Confiamos en que estas inversiones nos permitan aprovechar las oportunidades de crecimiento en nuestro mercado principal y en nuestra base actual de clientes. Me complace informar que, durante el 2023, nuestro primer año de Transformación, realizamos progresos importantes en muchos frentes y algunas de las iniciativas ya están produciendo resultados prometedores y tangibles. Algunos ejemplos incluyen la revisión de nuestras tarifas por servicios comerciales para alinear nuestro precio con el valor ofrecido, y promover la migración a canales digitales más rentables. Además, pusimos en marcha un proceso simplificado y más rápido para los préstamos comerciales, que diferencia los requisitos de documentación y la revisión entre transacciones sencillas y complejas. Estamos añadiendo sistemáticamente iniciativas a medida que avanzamos y seguimos trabajando para alcanzar nuestro objetivo de una rentabilidad del 14% sobre el capital común tangible a finales de 2025.

Las acciones de Popular cerraron el año en $82.07, un 24% más que el año anterior. Nuestra acción recuperó significativamente en la segunda mitad del año tras caer en marzo, como la mayoría del sector bancario, debido a la incertidumbre en torno a la quiebra de varios bancos. El 2023 terminó en línea con el S&P 500 y considerablemente por encima de los índices bancarios generales. Aunque estamos satisfechos con el desempeño de nuestra acción, nos enfocamos en dirigir una operación sólida para crear valor sostenible.

Seguimos invirtiendo en nuestras comunidades a través de nuestras donaciones, dos fundaciones corporativas, la participación de los empleados y programas diseñados para promover la educación financiera y emprendimiento. La importancia de nuestros programas y las relaciones que hemos establecido con organizaciones sin fines de lucro, amplifican el impacto de nuestra inversión en la comunidad.

Nuestra empresa

Me gustaría expresar mi gratitud y reconocimiento a nuestros colegas por su gran desempeño. Cada año plantea sus propios retos, y su adaptabilidad y dedicación son una fuente constante de inspiración. Estamos comprometidos con el desarrollo de nuestra gente y con ofrecerles un entorno en el que se sientan valorados y comprometidos.

En diciembre anunciamos que Carlos J. Vázquez, nuestro principal oficial financiero, se retirará en marzo de 2024 tras 27 años de una exitosa trayectoria con Popular. En todos los puestos de liderazgo que ha ocupado, Carlos se ha destacado por su mentalidad estratégica, capacidad analítica y disciplina. Ha sido un contribuyente importante a nuestro crecimiento y fortaleza financiera, y estamos agradecidos por su liderazgo a lo largo de todos estos años. De mi parte, estoy sinceramente agradecido por su apoyo desde que me incorporé a Popular, y por su amistad, que comenzó mucho antes.

Jorge J. García, nuestro contralor corporativo y principal oficial de contabilidad, sucederá a Carlos como principal oficial financiero. Jorge, quien ha trabajado junto a Carlos durante muchos años para construir un equipo sólido de Finanzas, es ampliamente reconocido por su gran capacidad analítica, su profundo conocimiento de nuestro negocio y su estilo colaborativo de gerencia. Estamos seguros de que hará un gran trabajo en su nuevo puesto.

También agradezco el asesoramiento y el apoyo de nuestra Junta de Directores. Tengo la suerte de contar con un grupo de directores diversos, experimentados y muy comprometidos. El año pasado dimos la bienvenida a Alejandro (Alex) Sánchez a nuestra Junta. Alex fue presidente y principal oficial ejecutivo de la Asociación de Banqueros de Florida desde 1998 hasta su jubilación el pasado diciembre. Aporta un amplio conocimiento del sector y del entorno reglamentario en el que opera Popular. Ha sido un firme promotor y defensor del sector bancario, hablando con frecuencia sobre su fortaleza, resistencia e importancia económica. Estamos seguros de que la Junta y la organización se beneficiarán de su experiencia.

Mirando al futuro

Estamos satisfechos con nuestros resultados para 2023 y nos mantenemos optimistas sobre nuestras perspectivas para este año.

La economía de Puerto Rico continúa mostrando un buen comportamiento, como reflejan las tendencias positivas del empleo y otros indicadores económicos. Todavía queda por desembolsar una cantidad considerable de fondos de recuperación, que se espera que apoyen una mayor actividad económica en los próximos años.

Nuestro modelo de negocio diversificado, gestión prudente del riesgo, niveles sólidos de capital y liquidez y, lo más importante, el talento de nuestra gente, son fuentes de fortaleza que nos posicionan para apoyar las necesidades cambiantes de nuestra creciente base de clientes.

El año pasado celebramos nuestro 130 aniversario. Muchas cosas han cambiado desde 1893, pero nuestro compromiso con las personas y las comunidades siempre ha estado en el centro de lo que hacemos. Para captar lo que nos impulsa, lanzamos nuestro propósito renovado: "Ponemos a la gente en el centro del progreso". Este propósito subraya nuestra misión de ayudar a los clientes a alcanzar y sobrepasar sus metas financieras, impulsar las economías locales de los mercados en los que operamos, invertir en iniciativas comunitarias transformadoras y promover el desarrollo y el bienestar de nuestros compañeros. Creemos firmemente que todo esto generará valor a largo plazo para nuestros accionistas.

Empezamos el 2024 con un fuerte impulso. El equipo está lleno de energía y listo para construir sobre nuestros sólidos cimientos para seguir promoviendo un progreso amplio y sostenible.

IGNACIO ÁLVAREZ
Presidente y Principal Oficial Ejecutivo
Popular, Inc.



25 Años
Resumen Financiero Histórico

(Dólares en millones, excepto información por acción)	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Información Financiera Seleccionada											
Ingreso neto (Pérdida Neta)	$257.6	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)	$(573.9)
Activos	25,460.5	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3
Préstamos Brutos	14,907.8	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9
Depósitos	14,173.7	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9
Capital de Accionistas	1,661.0	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8
Valor agregado en el mercado	$3,790.2	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1	$1,445.4
Rendimiento de Activos Promedio (ROAA)	1.08%	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%
Rendimiento de Capital Común Promedio (ROACE)	15.45%	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%
Por Acción Común[1]											
Ingreso neto (Pérdida Neta) - Básico	$9.19	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)	$2.39
Ingreso neto (Pérdida Neta) - Diluido	9.19	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39
Dividendos (Declarados)	3.00	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20
Valor en los Libros	57.54	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91
Precio en el Mercado	139.69	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60
Activos por Área Geográfica											
Puerto Rico	71%	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%
Estados Unidos	25%	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%
Caribe y Latinoamérica	4%	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Sistema de Distribución Tradicional											
Sucursales Bancarias											
Puerto Rico	199	199	196	195	193	192	194	191	196	179	173
Islas Vírgenes	8	8	8	8	8	8	8	8	8	8	8
Estados Unidos[2]	91	95	96	96	97	128	136	142	147	139	101
Subtotal	298	302	300	299	298	328	338	341	351	326	282
Oficinas No Bancarias											
Popular Financial Holdings	137	136	149	153	181	183	212	158	134	2	
Popular Cash Express	102	132	154	195	129	114	4				
Popular Finance	47	61	55	36	43	43	49	52	51	9	
Popular Auto (incluyendo Reliable)	12	12	20	18	18	18	17	15	12	12	10
Popular Leasing, U.S.A.	10	11	13	13	11	15	14	11	24	22	
Popular Mortgage	13	21	25	29	32	30	33	32	32	32	33
Popular Securities	2	3	4	7	8	9	12	12	13	7	6
Popular One											
Popular Insurance y Popular Risk Services		2	2	2	2	2	2	2	2	1	1
Popular Insurance Agency, U.S.A.			1	1	1	1	1	1	1	1	1
Popular Insurance V.I.				1	1	1	1	1	1	1	1
E-LOAN							1	1	1	1	
Popular Equipment Finance											
EVERTEC	4	4	4	5	5	5	5	7	9	9	9
Subtotal	327	382	427	460	431	421	351	292	280	97	61
Total	625	684	727	759	729	749	689	633	631	423	343
Sistema Electrónico de Distribución											
Cajeros Automáticos Propios y Administrados											
Puerto Rico	442	478	524	539	557	568	583	605	615	605	571
Islas Vírgenes	68	37	39	53	57	59	61	65	69	74	77
Estados Unidos	99	109	118	131	129	163	181	192	187	176	136
Total	609	624	681	723	743	790	825	862	871	855	784
Empleados (equivalente a tiempo completo)	11,501	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587	9,407

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$137.4	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6	$541.3
	38,815.0	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9	70,758.2
	26,458.9	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2	35,069.3
	26,762.2	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2	63,618.2
	3,800.5	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4	5,147.0
	$3,211.4	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0	$5,921.6
	0.36%	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%	0.76%
	4.37%	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%	8.21%
	$(0.62)	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65	$7.53
	(0.62)	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63	7.52
	-	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20	2.27
	36.67	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66	71.03
	31.40	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32	82.07
	74%	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%	76%
	23%	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%	22%
	3%	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%	2%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
	185	183	175	171	168	173	171	168	163	164	162	159	158	153
	8	9	9	9	9	9	9	9	9	10	10	10	10	9
	96	94	92	90	47	50	51	51	51	51	50	39	39	40
	289	286	276	270	224	232	231	228	223	225	222	208	207	202
	10	10	10	9	9	9	9	9	12	12	11	11	11	11
	36	37	37	38	25	24	17	14	14	14	15	15	14	14
	6	4	4	3	3	3	2	2	2	2	2	2	1	1
		4	5	6	6	6	5	5	5	5	6	7	7	7
	1	1	1	1	1	2	2	2	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1	1	1	1
	1	1	1	1	1	1	1	1						
												1	1	1
	55	58	59	59	46	46	37	34	36	36	37	39	37	37
	344	**344**	**335**	**329**	**270**	**278**	**268**	**262**	**259**	**261**	**259**	**247**	**244**	**239**
	624	613	597	599	602	622	635	633	619	622	619	616	584	576
	17	20	20	22	21	21	20	22	22	23	23	23	23	23
	138	135	134	132	83	87	101	110	115	119	118	91	94	100
	779	**768**	**751**	**753**	**706**	**730**	**756**	**765**	**756**	**764**	**760**	**730**	**701**	**699**
	8,277	**8,329**	**8,072**	**8,059**	**7,752**	**7,810**	**7,828**	**7,784**	**8,474**	**8,560**	**8,522**	**8,351**	**8,813**	**9,088**

[1] Los datos de las acciones comunes han sido ajustados por las divisiones en acciones y la división de acciones a la inversa realizada en mayo 2012.
[2] Excluye una sucursal de Banco Popular de Puerto Rico en Nueva York.

Popular, Inc.
Gerencia y Junta de Directores

Consejo Gerencial



IGNACIO ÁLVAREZ
Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



CAMILLE BURCKHART
Vicepresidenta Ejecutiva, Principal Oficial
de Informática y Tecnología Digital
Grupo de Innovación, Tecnología y Operaciones
Popular, Inc.



BEATRIZ CASTELLVÍ
Vicepresidenta Ejecutiva y
Principal Oficial de Seguridad
Grupo de Seguridad Corporativa
Popular, Inc.



LUIS E. CESTERO
Vicepresidente Ejecutivo
Grupo de Soluciones Individuales
y de Negocio
Banco Popular de Puerto Rico



MANUEL CHINEA
Vicepresidente Ejecutivo
Popular, Inc.
Principal Oficial de Operaciones
Popular Bank



JOSÉ R. COLEMAN TIÓ
Vicepresidente Ejecutivo y
Principal Oficial Legal
Grupo del Asesor General y Asuntos Corporativos
Popular, Inc.



JAVIER D. FERRER
Vicepresidente Ejecutivo
Principal Oficial de Operaciones, Principal Oficial de
Estrategia de Negocios y Secretario Corporativo
Grupo de Estrategia Corporativa y POO
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ
Vicepresidenta Ejecutiva y
Principal Oficial de Comunicaciones y Asuntos Públicos
Grupo de Comunicaciones Corporativas y
Asuntos Públicos
Popular, Inc.



GILBERTO MONZÓN
Vicepresidente Ejecutivo
Grupo de Negocios Especializados
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN
Vicepresidente Ejecutivo y
Principal Oficial de Administración
Grupo de Administración
Popular, Inc.



ELI S. SEPÚLVEDA
Vicepresidente Ejecutivo
Grupo de Crédito y
Servicios Comerciales
Banco Popular de Puerto Rico



LIDIO V. SORIANO
Vicepresidente Ejecutivo y
Principal Oficial de Riesgo
Grupo Corporativo de Manejo de Riesgo
Popular, Inc.



CARLOS J. VÁZQUEZ
Vicepresidente Ejecutivo y
Principal Oficial Financiero
Grupo de Finanzas Corporativas
Popular, Inc.

Junta De Directores



RICHARD L. CARRIÓN
Presidente de la
Junta de Directores
Popular, Inc.



IGNACIO ÁLVAREZ
Presidente y
Principal Oficial Ejecutivo
Popular, Inc.



JOAQUÍN E. BACARDÍ, III
Presidente
Edmundo B. Fernández, Inc.



ALEJANDRO M. BALLESTER
Presidente
Ballester Hermanos, Inc.



ROBERT CARRADY
Presidente y Principal Oficial Ejecutivo
Caribbean Cinemas



BETTY DEVITA
Principal Oficial de Negocios
FinConecta



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Principal Oficial Ejecutiva
FRG, LLC



C. KIM GOODWIN
Inversionista Privada



JOSÉ R. RODRÍGUEZ
Presidente de la Junta de Directores
CareMax, Inc.



ALEJANDRO M. SÁNCHEZ
Presidente y Principal Oficial Ejecutivo
Salva Financial Group of Florida



MYRNA M. SOTO
Principal Oficial Ejecutiva y Fundadora
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
Presidente
Goya de Puerto Rico, Inc.

Financial Review and Supplementary Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements about Popular, Inc.'s (the "Corporation," "Popular," "we," "us," "our") business, financial condition, results of operations, plans, objectives and future performance. These statements are not guarantees of future performance, are based on management's current expectations and, by their nature, involve risks, uncertainties, estimates and assumptions. Potential factors, some of which are beyond the Corporation's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Risks and uncertainties include without limitation the effect of competitive and economic factors, and our reaction to those factors, the adequacy of the allowance for loan losses, delinquency trends, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal and regulatory proceedings and new accounting standards on the Corporation's financial condition and results of operations. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions are generally intended to identify forward-looking statements.

Various factors, some of which are beyond Popular's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the rate of growth or decline in the economy and employment levels, as well as general business and economic conditions in the geographic areas we serve and, in particular, in the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), where a significant portion of our business is concentrated; adverse economic conditions, including high levels of inflation, that adversely affect housing prices, the job market, consumer confidence and spending habits which may affect in turn, among other things, our level of non-performing assets, charge-offs and provision expense; changes in interest rates and market liquidity, which may reduce interest margins, impact funding sources, reduce loan originations, affect our ability to originate and distribute financial products in the primary and secondary markets and impact the value of our investment portfolio and our ability to return capital to our shareholders; the impact of bank failures or adverse developments at other banks and related negative media coverage of the banking industry in general on investor and depositor sentiment regarding the stability and liquidity of banks; the impact of the current fiscal and economic challenges of Puerto Rico and the measures taken and to be taken by the

Puerto Rico Government and the Federally-appointed oversight board on the economy, our customers and our business; the impact of pending debt restructuring proceedings under Title III of the Puerto Rico Oversight, Management and Economic Stability Act ("PROMESA") and of other actions taken or to be taken to address Puerto Rico's fiscal challenges on the value of our portfolio of Puerto Rico government securities and loans to governmental entities and of our commercial, mortgage and consumer loan portfolios where private borrowers could be directly affected by governmental action; the amount of Puerto Rico public sector deposits held at the Corporation, whose future balances are uncertain and difficult to predict and may be impacted by factors such as the amount of Federal funds received by the P.R. Government and the rate of expenditure of such funds, as well as the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities; unforeseen or catastrophic events, including extreme weather events, including hurricanes, other natural disasters, man-made disasters, acts of violence or war or pandemics, epidemics and other health-related crises, or the fear of any such event occurring, any of which could cause adverse consequences for our business, including, but not limited to, disruptions in our operations; our ability to achieve the expected benefits from our transformation initiative, including our ability to achieve projected earnings, efficiencies and our targeted sustainable return on tangible common equity of 14% by the end of 2025; risks related to Popular's acquisition of certain information technology and related assets formerly used by Evertec, Inc. to service certain of Banco Popular de Puerto Rico's key channels, as well as the entry into amended and restated commercial agreements (the "Evertec Business Acquisition Transaction"); the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital, liquidity, resolution-related requirements and the impact of other proposed capital standards on our capital ratios; additional Federal Deposit Insurance Corporation ("FDIC") assessments, such as the special assessment implemented by the FDIC to recover the losses to the deposit insurance fund ("DIF") resulting from the receiverships of Silicon Valley Bank and Signature Bank; regulatory approvals that may be necessary to undertake certain actions or consummate strategic transactions, such as acquisitions and dispositions; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which our borrowers are located; a deterioration in the credit quality of our clients, customers and counterparties; the performance of the stock and bond markets; competition in the financial services industry; possible legislative, tax or regulatory changes; a failure in or breach of our operational or security systems or infrastructure or those of Evertec, Inc., our provider of core financial transaction processing and information technology services, or of third parties providing services to us, including as a result of cyberattacks, e-fraud, denial-of-services and computer intrusion, that might result in, among other things, loss or breach of customer data, disruption of services, reputational damage or additional costs to Popular; changes in market rates and prices which may adversely impact the value of financial assets and liabilities; potential judgments, claims, damages, penalties, fines, enforcement actions and reputational damage resulting from pending or future litigation and regulatory or government investigations or actions; changes in accounting standards, rules and interpretations; our ability to grow our core businesses; decisions to downsize, sell or close branches or business units or otherwise change our business mix; and management's ability to identify and manage these and other risks.

Moreover, the outcome of legal and regulatory proceedings, as discussed in "Part I, Item 3. Legal Proceedings," is inherently uncertain and depends on judicial interpretations of law and the findings of regulators, judges and/or juries. Investors should refer to "Part I, Item 1A" of this Form 10-K for a discussion of certain risks and uncertainties to which the Corporation is subject.

All forward-looking statements included in this Form 10-K are based upon information available to Popular as of the date of this Form 10- K, and other than as required by law, including the requirements of applicable securities laws, we assume no obligation to update or revise any such forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

OVERVIEW

The Corporation is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the United States ("U.S.") mainland, and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as investment banking, broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the U.S. mainland, the Corporation provides retail, mortgage, commercial banking services, as well as equipment leasing and financing, through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S.") which has branches located in New York, New Jersey and Florida. Note 37 to the Consolidated Financial Statements presents information about the Corporation's business segments.

YEAR 2023 SIGNIFICANT EVENTS
Issuance and Redemption of Senior Notes
On March 13, 2023, the Corporation issued $400 million aggregate principal amount of 7.25% Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. The Corporation used a portion of the net proceeds of the 2028 Notes offering to redeem, on August 14, 2023, the outstanding $300 million aggregate principal amount of its 6.125% Senior Notes due September 2023. The redemption price was equal to 100% of the principal amount plus accrued and unpaid interest through the redemption date.

FDIC Special Assessment
On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule that imposes a special assessment (the "FDIC Special Assessment") to recover the losses to the deposit insurance fund ("DIF") resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of several failed banks.

Under the final rule, the assessment base for the special assessment is equal to an insured depository institution's ("IDI") estimated uninsured deposits, as reported in the IDI's December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. For a holding company that has more than one IDI subsidiary, such as Popular, the $5 billion exclusion is allocated among the company's IDI subsidiaries in proportion to each IDI's estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.35 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In their December 31, 2022 Call Reports, BPPR and PB reported estimated uninsured deposits of approximately $28.1 billion, including $16.2 billion in fully collateralized public sector deposits, and $3.5 billion, respectively. The Corporation recorded an expense of $71.4 million, $45.3 million net of tax, in the fourth quarter of 2023, representing the full amount of the assessment.

By statute, the FDIC is required to recover the loss arising from the use of a systemic risk determination through one or more special assessments. As of December 31, 2023, the FDIC's loss estimate described in the final rule had increased by approximately $4.1 billion to $20.4 billion, or approximately 25%. The exact amount of losses will be determined when the FDIC terminates the related receiverships considered in the final rule. Accordingly, the special assessment amount and collection period may change as the estimated loss is periodically adjusted or if the total amount collected varies. If the most recent increase in the FDIC's estimate remains unchanged and is assessed in the same manner, the Corporation estimates that the incremental expense for the FDIC Special Assessment could be approximately $18 million.

Increase in quarterly common stock dividends
During the fourth quarter of 2023, the Corporation declared a quarterly common stock cash dividend of $0.62 per share, an increase of $0.07, or 13%, compared to the $0.55 per share declared by the Corporation in the third quarter of 2023.

Table 1 - Selected Financial Data

	Years ended December 31,		
(Dollars in thousands, except per common share data)	2023	2022	2021
CONDENSED STATEMENTS OF OPERATIONS			
Interest income	$ 3,245,307	$ 2,465,911	$ 2,122,637
Interest expense	1,113,783	298,552	165,047
Net interest income	2,131,524	2,167,359	1,957,590
Provision for credit losses (benefit)	208,609	83,030	(193,464)
Non-interest income	650,724	897,062	642,128
Operating expenses	1,898,100	1,746,420	1,549,275
Income tax expense	134,197	132,330	309,018
Net income	$ 541,342	$ 1,102,641	$ 934,889
Net income applicable to common stock	$ 539,930	$ 1,101,229	$ 933,477
PER COMMON SHARE DATA			
Net income per common share - basic	$ 7.53	$ 14.65	$ 11.49
Net income per common share - diluted	7.52	14.63	11.46
Dividends declared	2.27	2.20	1.75
Common equity per share	71.03	56.66	74.48
Market value per common share	82.07	66.32	82.04
Outstanding shares:			
Average - basic	71,710,265	75,147,263	81,263,027
Average - assuming dilution	71,791,692	75,274,003	81,420,154
End of period	72,153,621	71,853,720	79,851,169
AVERAGE BALANCES			
Net loans [1]	$33,164,960	$30,405,281	$29,074,036
Earning assets	68,175,022	69,729,933	68,088,675
Total assets	71,234,236	72,808,604	71,168,650
Deposits	62,546,480	64,716,404	63,102,916
Borrowings	1,227,094	1,119,878	1,255,495
Total stockholders' equity	6,600,603	6,009,225	5,777,652
PERIOD END BALANCE			
Net loans [1]	$35,069,272	$32,083,150	$29,299,725
Allowance for credit losses - loans portfolio	729,341	720,302	695,366
Earning assets	67,216,816	64,251,062	72,103,862
Total assets	70,758,155	67,637,917	75,097,899
Deposits	63,618,243	61,227,227	67,005,088
Borrowings	1,078,332	1,400,319	1,155,166
Total stockholders' equity	5,146,953	4,093,425	5,969,397
SELECTED RATIOS			
Net interest margin (non-taxable equivalent basis)	3.13%	3.11%	2.88%
Net interest margin (taxable equivalent basis) -Non-GAAP	3.31	3.46	3.19
Return on assets	0.76	1.51	1.31
Return on common equity	8.21	18.39	16.22
Tier I capital	16.36	16.45	17.49
Total capital	18.13	18.26	19.35

[1]   Includes loans held-for-sale.

Non-GAAP financial measures

Net interest income on a taxable equivalent basis

Net interest income, on a taxable equivalent basis, is presented with its different components in Table 3 for the year ended December 31, 2023 as compared with the same period in 2022, segregated by major categories of interest earning assets and interest-bearing liabilities.

The interest earning assets include investment securities and loans that are exempt from income tax, principally in Puerto Rico. The main sources of tax-exempt interest income are certain investments in obligations of the U.S. Government, its agencies and sponsored entities, and certain obligations of the Commonwealth of Puerto Rico and its agencies and assets held by the Corporation's international banking entities. To facilitate the comparison of all interest related to these assets, the interest income has been converted to a taxable equivalent basis, using the applicable statutory income tax rates for each period. The taxable equivalent computation considers the interest expense and other related expense disallowances required by the Puerto Rico tax law. Under Puerto Rico tax law, the exempt interest can be deducted up to the amount of taxable income. Net interest income, on a taxable equivalent basis, is a non-GAAP financial measure. Management believes that this presentation provides meaningful information since it facilitates the comparison of revenues arising from taxable and exempt sources.

Net interest income, on a taxable equivalent basis, as used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

Financial highlights for the year ended December 31, 2023

The discussion that follows provides highlights of the Corporation's results of operations for the year ended December 31, 2023 compared to the results of operations of 2022. It also provides some highlights with respect to the Corporation's financial condition, credit quality, capital and liquidity. Table 2 presents a three-year summary of the components of net income as a percentage of average total assets. For a discussion of our 2022 results of operations compared with 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2022.

Table 2 - Components of Net Income as a Percentage of Average Total Assets

	2023	2022	2021
Net interest income	2.99%	2.98%	2.75%
Provision for credit (losses) benefit	(0.29)	(0.11)	0.27
Mortgage banking activities	0.03	0.06	0.07
Net gain (loss) and valuation adjustments on investment securities	0.01	(0.01)	—
Other non-interest income	0.87	1.18	0.83
Total net interest income and non-interest income, net of provision for credit losses	3.61	4.10	3.92
Operating expenses	(2.66)	(2.40)	(2.18)
Income before income tax	0.95	1.70	1.74
Income tax expense	(0.19)	(0.19)	(0.43)
Net income	0.76%	1.51%	1.31%

The Corporation's net income for the year ended December 31, 2023 amounted to $541.3 million, compared to a net income of $1.1 billion for 2022.

Net interest income for the year ended December 31, 2023 was $2.1 billion, a decrease of $35.8 million when compared to 2022. The decrease in net interest income was mainly driven by higher interest expense from deposits, mainly due to higher cost of the Puerto Rico government deposits and the increase in cost of Popular U.S. deposits. The net interest margin for the year ended December 31, 2023 was 3.13% compared to 3.11% for the same period in 2022, driven by a full year impact, on the cost of deposits, of the increase, in 2022, of 400 basis points in the Federal Funds Rate and an additional 100 basis points in 2023. On a taxable equivalent basis, net interest margin was 3.31% in 2023, compared to 3.46% in 2022. Refer to the Net Interest Income section of this MD&A for additional information.

The Corporation's total provision for credit losses of $208.6 million for the year ended December 31, 2023, compared to $83.0 million for 2022. The higher expense for the year 2023 was driven by higher reserves in our consumer and commercial portfolios mostly due to changes in credit quality

and higher loan volumes. The Corporation's consumer loans portfolios continued to experience credit quality normalization. While, non-performing loans ("NPLs") and net charge offs ("NCOs") continued below historical pre-pandemic averages, consumer portfolios, however, reflected credit quality deterioration in certain areas, particularly the unsecured personal loans and credit cards portfolios, with delinquencies and NCOs near or exceeding pre-pandemic levels. The auto loans portfolio also showed credit normalization, however, metrics remained below pre-pandemic levels. The commercial and mortgage portfolios continue to operate with historically low levels of NCOs and NPLs. Non-performing assets totaled $438.0 million at December 31, 2023, reflecting a decrease of $90.5 million when compared to December 31, 2022. Refer to the Provision for Credit Losses and Credit Risk sections of this MD&A for information on the allowance for credit losses, non-performing assets, loan modifications to borrowers with financial difficulties, net charge-offs and credit quality metrics.

Non-interest income for the year ended December 31, 2023 amounted to $650.7 million, a decrease of $246.3 million, when compared with 2022, mostly due to the $257.7 million gain related to the Evertec Transactions and related accounting adjustments during 2022. Refer to the Non-Interest Income section of this MD&A for additional information on the major variances of the different categories of non-interest income.

Total operating expenses amounted to $1.9 billion for the year 2023, reflecting an increase of $151.7 million, when compared to the same period in 2022, mainly due to the FDIC Special Assessment of $71.4 million, higher personnel costs reflecting salary increases and a higher headcount, a higher goodwill impairment charge in our U.S. based equipment leasing subsidiary, and higher processing and transactional services expenses. Refer to the Operating Expenses section of this MD&A for additional information.

Income tax expense amounted to $134.2 million for the year ended December 31, 2023, compared with an income tax expense of $132.3 million for the previous year. The income tax expense for the year was impacted by the composition and source of taxable income, including lower tax exempt income and lower income subject to preferential tax rates. The income tax expense of year 2022 benefited from the partial reversal of $68.2 million of the deferred tax assets valuation allowance of the U. S. operations, the sale of Evertec shares, taxable at a preferential rate, and a higher tax exempt income net of disallowance. Refer to the Income Taxes section in this MD&A and Note 35 to the Consolidated Financial Statements for additional information on income taxes.

At December 31, 2023, the Corporation's total assets were $70.8 billion, compared with $67.6 billion at December 31, 2022. The increase of $3.1 billion is mainly driven by an increase in loans held-in-portfolio mainly in the commercial, consumer, and mortgage portfolios. Refer to the Statement of Financial Condition Analysis section of this MD&A for additional information.

Deposits amounted to $63.6 billion at December 31, 2023, compared with $61.2 billion at December 31, 2022. Table 8 presents a breakdown of deposits by major categories. The increase in deposits was mainly due to higher Puerto Rico public funds at BPPR and time deposits at PB. The Corporation's borrowings amounted to $1.1 billion at December 31, 2023, compared to $1.4 billion at December 31, 2022. Refer to Note 17 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings.

Refer to Table 7 in the Statement of Financial Condition Analysis section of this MD&A for the percentage allocation of the composition of the Corporation's financing to total assets.

Stockholders' equity amounted to $5.1 billion at December 31, 2023, compared to $4.1 billion at December 31, 2022. The increase was principally due to lower accumulated unrealized losses on debt securities available-for-sale, lower accumulated unrealized losses on debt securities previously reclassified to held-to-maturity, and the net income for the year, partially offset by declared dividends. The Corporation and its banking subsidiaries continue to be well-capitalized at December 31, 2023. The Common Equity Tier 1 Capital ratio at December 31, 2023 was 16.30%, compared to 16.39% at December 31, 2022.

For further discussion of operating results, financial condition and business risks refer to the narrative and tables included herein.

The shares of the Corporation's common stock are traded on the Nasdaq Global Select Market under the symbol BPOP.

CRITICAL ACCOUNTING POLICIES / ESTIMATES

The accounting and reporting policies followed by the Corporation and its subsidiaries conform with generally accepted accounting principles in the United States of America ("GAAP") and general practices within the financial services industry. The Corporation's significant accounting policies are described in detail in Note 2 to the Consolidated Financial Statements and should be read in conjunction with this section.

Critical accounting policies require management to make estimates and assumptions, which involve significant judgment about the effect of matters that are inherently uncertain and that involve a high degree of subjectivity. These estimates are made under facts and circumstances at a point in time and changes in those facts and circumstances could produce actual results that differ from those estimates. The following MD&A section is a summary of what management considers the Corporation's critical accounting policies and estimates.

Fair Value Measurement of Financial Instruments

The Corporation currently measures at fair value on a recurring basis its trading debt securities, debt securities available-for-sale, certain equity securities, derivatives and mortgage servicing rights. Occasionally, the Corporation is required to record at fair value other assets on a nonrecurring basis, such as loans held-for-sale, loans held-in-portfolio that are collateral dependent and certain other assets. These nonrecurring fair value adjustments typically result from the application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation categorizes its assets and liabilities measured at fair value under the three-level hierarchy. The level within the hierarchy is based on whether the inputs to the valuation methodology used for fair value measurement are observable.

The Corporation requires the use of observable inputs when available, in order to minimize the use of unobservable inputs to determine fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The amount of judgment involved in estimating the fair value of a financial instrument depends upon the availability of quoted market prices or observable market parameters. In addition, it may be affected by other factors such as the type of instrument, the liquidity of the market for the instrument, transparency around the inputs to the valuation, as well as the contractual characteristics of the instrument. Broker quotes used for fair value measurements inherently reflect any lack of liquidity in the market since they represent an exit price from the perspective of the market participants.

Trading Debt Securities and Debt Securities Available-for-Sale

The majority of the values for trading debt securities and debt securities available-for-sale are obtained from third-party pricing services and are validated with alternate pricing sources when available. Securities not priced by a secondary pricing source are documented and validated internally according to their significance to the Corporation's financial statements. Management has established materiality thresholds according to the investment class to monitor and investigate material deviations in prices obtained from the primary pricing service provider and the secondary pricing source used as support for the valuation results.

Inputs are evaluated to ascertain that they consider current market conditions, including the relative liquidity of the market. When a market quote for a specific security is not available, the pricing service provider generally uses observable data to derive an exit price for the instrument, such as benchmark yield curves and trade data for similar products. To the extent trading data is not available, the pricing service provider relies on specific information including dialogue with brokers, buy side clients, credit ratings, spreads to established benchmarks and transactions on similar securities, to draw correlations based on the characteristics of the evaluated instrument. If for any reason the pricing service provider cannot observe data required to feed its model, it discontinues pricing the instrument.

Furthermore, management assesses the fair value of its portfolio of investment securities at least on a quarterly basis. Securities are classified in the fair value hierarchy according to product type, characteristics and market liquidity. At the end of each period, management assesses the valuation hierarchy for each asset or liability measured. The fair value measurement analysis performed by the Corporation includes validation procedures and review of market changes, pricing methodology, assumption and level hierarchy changes, and evaluation of distressed transactions.

Refer to Note 28 to the Consolidated Financial Statements for a description of the Corporation's valuation methodologies used for the assets and liabilities measured at fair value.

Loans and Allowance for Credit Losses

Interest on loans is accrued and recorded as interest income based upon the principal amount outstanding.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest. The determination as to the ultimate collectability of the loan's balance may involve management's judgment in the evaluation of the borrower's financial condition and prospects for repayment.

Refer to the MD&A section titled Credit Risk, particularly the Non-performing assets sub-section, for a detailed description of the Corporation's non-accruing and charge-off policies by major loan categories.

One of the most critical and complex accounting estimates is associated with the determination of the allowance for credit losses ("ACL"). The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments, in accordance with Accounting Standards Codification ("ASC") Topic 326. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for purchased credit deteriorated ("PCD") loans as explained below. The Corporation follows a methodology to establish the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2023, management applied probability weights to the outcome of the selected scenarios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. In addition, refer to the Credit Risk section of this MD&A for detailed information on the Corporation's collateral value estimation for other real estate.

Loans Acquired with Deteriorated Credit Quality

PCD loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at its purchase price plus an estimated ACL. Upon the acquisition of a PCD loan, the Corporation recognizes the estimate of the expected credit losses over the remaining contractual term of each individual loan as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statements of Operations. These loans follow the same nonaccrual policies as non-PCD loans.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

The calculation of periodic income taxes is complex and requires the use of estimates and judgments. The Corporation has recorded two accruals for income taxes: (i) the net estimated amount currently due or to be received from taxing jurisdictions, including any reserve for potential examination issues, and (ii) a deferred income tax that represents the estimated impact of temporary differences between how the Corporation recognizes assets and liabilities under GAAP, and how such assets and liabilities are recognized under the tax code. Differences in the actual outcome of these future tax consequences could impact the Corporation's financial position or its results of operations. In estimating taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into consideration statutory, judicial and regulatory guidance.

A deferred tax asset should be reduced by a valuation allowance if based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The determination of whether a deferred tax asset is realizable is based on weighting all available evidence, including both positive and negative evidence. The realization of deferred tax assets, including carryforwards and deductible temporary differences, depends upon the existence of sufficient taxable income of the same character during the carryback or carryforward period. The realization of deferred tax assets

requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies.

Management evaluates the realization of the deferred tax asset by taxing jurisdiction. The U.S. mainland operations are evaluated as a whole since a consolidated income tax return is filed; on the other hand, the deferred tax asset related to the Puerto Rico operations is evaluated on an entity by entity basis, since no consolidation is allowed in the income tax filing. Accordingly, this evaluation is composed of three major components: U.S. mainland operations, Puerto Rico banking operations and Holding Company.

For the evaluation of the realization of the deferred tax asset by taxing jurisdiction, refer to Note 35 to the Consolidated Financial Statements.

Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividends-received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

Changes in the Corporation's estimates can occur due to changes in tax rates, new business strategies, newly enacted guidance, and resolution of issues with taxing authorities regarding previously taken tax positions. Such changes could affect the amount of accrued taxes. The Corporation has made tax payments in accordance with estimated tax payments rules. Any remaining payment will not have any significant impact on liquidity and capital resources.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The accounting for deferred tax consequences represents management's best estimate of those future events. Changes in management's current estimates, due to unanticipated events, could have a material impact on the Corporation's financial condition and results of operations.

The Corporation establishes tax liabilities or reduces tax assets for uncertain tax positions when, despite its assessment that the tax return positions are appropriate and supportable under local tax law, the Corporation believes it may not succeed in realizing the tax benefit of certain positions if challenged. In evaluating a tax position, the Corporation determines whether it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Corporation's estimate of the ultimate tax liability contains assumptions based on past experiences, and judgments about potential actions by taxing jurisdictions as well as judgments about the likely outcome of issues that have been raised by taxing jurisdictions. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Corporation evaluates these uncertain tax positions each quarter and adjusts the related tax liabilities or assets in light of changing facts and circumstances, such as the progress of a tax audit or the expiration of a statute of limitations. The Corporation believes the estimates and assumptions used to support its evaluation of uncertain tax positions are reasonable.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statutes of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity and the addition or elimination of uncertain tax positions. Although the outcome of tax audits is uncertain, the Corporation believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result from open years. From time to time, the Corporation is audited by various federal, state and local authorities regarding income tax matters. Although management believes its approach in determining the appropriate tax treatment is supportable and in accordance with the accounting standards, it is possible that the final tax authority will take a tax position that is different than the tax position reflected in the Corporation's income tax provision and other tax reserves. As each audit is conducted, adjustments, if any, are appropriately recorded in the consolidated financial statement in the period determined. Such differences could have an adverse effect on the Corporation's income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on the Corporation's results of operations, financial position and / or cash flows for such period.

Goodwill and Other Intangible Assets

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment. Intangibles with indefinite lives are evaluated for impairment at least annually, and on a more frequent basis, if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit. Other identifiable intangible assets with a finite useful life are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill impairment is recognized when the carrying amount of any of the reporting units exceeds its fair value up to the amount of the goodwill. The Corporation estimates the fair value of each reporting unit, consistent with the requirements of the fair value measurements accounting standard, generally using a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analyses. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. For a detailed description of the annual goodwill impairment evaluation performed by the Corporation during the third quarter of 2023, refer to Note 15 to the Consolidated Financial Statements.

Pension and Postretirement Benefit Obligations

The Corporation provides pension and restoration benefit plans for certain employees of various subsidiaries. The Corporation also provides certain health care benefits for retired employees of BPPR. The non-contributory defined pension and benefit restoration plans ("the Pension Plans") are frozen with regards to all future benefit accruals.

The estimated benefit costs and obligations of the Pension Plans and Postretirement Health Care Benefit Plan ("OPEB Plan") are impacted by the use of subjective assumptions, which can materially affect recorded amounts, including expected returns on plan assets, discount rates, termination rates, retirement rates and health care trend rates. Management applies judgment in the determination of these factors, which normally undergo evaluation against current industry practice and the actual experience of the Corporation. The Corporation uses an independent actuarial firm for assistance in the determination of the Pension Plans and OPEB Plan costs and obligations. Detailed information on the Plans and related valuation assumptions are included in Note 30 to the Consolidated Financial Statements.

The Corporation periodically reviews its assumption for the long-term expected return on Pension Plans assets. The Pension Plans' assets fair value at December 31, 2023 was $652.4 million. The expected return on plan assets is determined by considering various factors, including a total fund return estimate based on a weighted-average of estimated returns for each asset class in each plan. Asset class returns are estimated using current and projected economic and market factors such as real rates of return, inflation, credit spreads, equity risk premiums and excess return expectations.

As part of the review, the Corporation's independent consulting actuaries performed an analysis of expected returns based on each plan's expected asset allocation for the year 2024 using the Willis Towers Watson US Expected Return Estimator. This analysis is reviewed by the Corporation and used as a tool to develop expected rates of return, together with other data. This forecast reflects the actuarial firm's view of expected long-term rates of return for each significant asset class or economic indicator as of January 1, 2024; for example, 8.5% for large cap stocks, 8.8% for small cap stocks, 9.0% for international stocks,

6.0% for long corporate bonds and 5.0% for long Treasury bonds. A range of expected investment returns is developed, and this range relies both on forecasts and on broad-market historical benchmarks for expected returns, correlations, and volatilities for each asset class.

As a consequence of recent reviews, the Corporation updated its expected return on plan assets for year 2024 to 5.6% and 6.6% for the Pension Plans. Expected rates of return of 5.9% and 6.5% had been used for 2023 and 4.3% and 5.4% had been used for 2022 for the Pension Plans. Since the expected return assumption is on a long-term basis, it is not materially impacted by the yearly fluctuations (either positive or negative) in the actual return on assets. The expected return can be materially impacted by a change in the plan's asset allocation.

Net Periodic Benefit Cost ("pension expense") for the Pension Plans amounted to $18.6 million in 2023. The total pension expense included a benefit of $34.4 million for the expected return on assets.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return for 2024 from 5.6% to 5.35% would increase the projected 2024 pension expense for the Banco Popular de Puerto Rico Retirement Plan, the Corporation's largest plan, by approximately $1.5 million.

If the projected benefit obligation exceeds the fair value of plan assets, the Corporation shall recognize a liability equal to the unfunded projected benefit obligation and vice versa, if the fair value of plan assets exceeds the projected benefit obligation, the Corporation recognizes an asset equal to the overfunded projected benefit obligation. This asset or liability may result in a taxable or deductible temporary difference and its tax effect shall be recognized as an income tax expense or benefit which shall be allocated to various components of the financial statements, including other comprehensive income (loss). The determination of the fair value of pension plan obligations involves judgment, and any changes in those estimates could impact the Corporation's Consolidated Statements of Financial Condition. Management believes that the fair value estimates of the Pension Plans assets are reasonable given the valuation methodologies used to measure the investments at fair value as described in Note 28 to the Consolidated Financial Statements. Also, the compositions of the plan assets are primarily in equity and debt securities, which have readily determinable quoted market prices. The Corporation had recorded a pension asset of $16.6 million at December 31, 2023.

The Corporation uses the spot rate yield curve from the Willis Towers Watson RATE: Link (10/90) Model to discount the expected projected cash flows of the plans. The equivalent single weighted average discount rate ranged from 5.02% to 5.05% for the Pension Plans and 5.10% for the OPEB Plan to determine the benefit obligations at December 31, 2023.

A 50 basis point decrease to each of the rates in the December 31, 2023 Willis Towers Watson RATE: Link (10/90) Model would increase the projected 2024 expense for the Banco Popular de Puerto Rico Retirement Plan by approximately $2.2 million. The change would not affect the minimum required contribution to the Pension Plans.

The OPEB Plan was unfunded (no assets were held by the plan) at December 31, 2023. The Corporation had recorded a liability for the underfunded postretirement benefit obligation of $117.0 million at December 31, 2023.

STATEMENT OF OPERATIONS ANALYSIS
Net Interest Income

Net interest income is the interest earned from loans, debt securities and money market investments, including loan fees, minus the interest cost of deposits and borrowed money. Various risk factors affect net interest income including the economic environment in which we operate, market related events, the mix and size of the earning assets and related funding, changes in volumes, repricing characteristics, loan fees collected, delay charges and interest collected on nonaccrual loans, as well as strategic decisions made by the Corporation's management.

Net interest income for the year ended December 31, 2023 was $2.1 billion or $35.8 million lower than in 2022. Net interest income, on a taxable equivalent basis, for the year ended December 31, 2023 was $2.3 billion compared to $2.4 billion in 2022, a decrease of $154.4 million.

The average key index rates for the years 2023 and 2022 were as follows:

	2023	2022
Prime rate	8.19%	4.86%
Fed funds rate	5.20	1.86
3-month Treasury Bill	3.59	2.01
10-year Treasury	3.45	2.95
FNMA 30-year	4.94	4.26

Average outstanding securities balances are based upon amortized cost excluding any unrealized gains or losses on securities. Non-accrual loans have been included in the respective average loans and leases categories. Loan fees collected, and costs incurred in the origination of loans are deferred and amortized over the term of the loan as an adjustment to interest yield. Prepayment penalties, late fees collected and the amortization of premiums / discounts on purchased loans, including the discount accretion on purchased credit deteriorated loans ("PCD"), are also included as part of the loan yield. Interest income for the period ended December 31, 2023, included $21.0 million related to those items, compared to $44.6 million for the same period in 2022. The year over year decrease is related to lower amortized fees resulting from the forgiveness of PPP loans by $16.6 million, lower discount amortization on commercial loans by $5.4 million mainly driven by lower interest from cancellation of PCD loans and $3.7 million lower amortization of the fair value discount of the auto portfolios acquired in previous years.

Table 3 presents the different components of the Corporation's net interest income, on a taxable equivalent basis, for the year ended December 31, 2023, as compared with the same period in 2022, segregated by major categories of interest earning assets and interest-bearing liabilities. Net interest margin was 3.13% in 2023 or 2 basis points higher than the 3.11% reported in 2022. The higher net interest margin for the year is driven by a full year impact, on deposit costs, of the increase, in 2022, of 425 basis points in the Federal Funds Rate and an additional 100 basis points in 2023. On a taxable equivalent basis, net interest margin was 3.31% in 2023, compared to 3.46% in 2022, a decrease of 15 basis points. The main drivers for the decrease in net interest income on a taxable equivalent basis were:

Negative variances:

- Lower interest income from investment securities by $48.5 million due to lower volume by $1.8 billion and lower yield by three basis points;

- Higher interest expense on deposits by $797.2 million due to an increase in interest cost by 170 basis points resulting mainly from the higher cost of the Puerto Rico government deposits and the increase in cost of Popular U.S. deposits. Under the terms of BPPR's deposit pricing agreement with the Puerto Rico public sector, public funds rates are market linked with a lag minus a specified spread. This source of funding still results in an attractive spread under market rates.

Partially offset by:

- Higher interest income from money market investments by $248.5 million due to higher interest rates by 396 basis points, driven by the higher interest rate environment, as explained above, partially offset by lower volume by $2.5 billion, due to lower volume of deposits and loan growth funding;

- Higher interest income from loans by $462.5 million due to:

  - Increase in commercial loan Interest income by $284.1 million, or 109 basis points as the origination of loans occurs in a higher interest rate scenario and the positive impact on the repricing of adjustable-rate loans, partially offset by lower amortized fees resulting from the forgiveness of PPP loans by $16.6 million and lower discount amortization on commercial loans by $5.4 million mainly from cancellation of PCD loans,

  - Higher interest income from construction loans by $23.4 million, mainly at Popular Bank, driven by higher yield by 257 basis points and a higher average volume of loans by $38 million,

  - Higher interest income from auto and lease financing portfolios by $40.2 million driven by higher volume by $175 million in the leasing portfolio and higher yields by 37 basis points in auto loans, the later increase in yield was negatively impacted by lower amortization of the fair value discount of the auto loan portfolios acquired in previous years,

  - Higher interest income from mortgage loans by $23.9 million driven by higher yield by 21 basis points and a higher average volume by $160 million,

  - Higher interest income from consumer loans by $91.0 million resulting from a higher volume by $372 million and higher yield by 153 basis points, driven by the increase, mainly in P.R. in personal loans year over year and an increase in credit cards volume.

Table 3 – Analysis of Levels & Yields on a Taxable Equivalent Basis from Continuing Operations (Non-GAAP)

Year ended December 31,

Average Volume			Average Yields / Costs				Interest			Variance Attributable to	
2023	2022	Variance	2023	2022	Variance		2023	2022	Variance	Rate	Volume
(In millions)							(In thousands)				
$ 7,052	$ 9,531	$(2,479)	5.20%	1.24%	3.96%	Money market investments	$ 366,625	$ 118,079	$ 248,546	$ 286,646	$ (38,100)
27,926	29,743	(1,817)	2.20	2.23	(0.03)	Investment securities [1]	615,758	664,278	(48,520)	(8,273)	(40,247)
32	51	(19)	4.32	5.94	(1.62)	Trading securities	1,376	3,049	(1,673)	(700)	(973)
35,010	39,325	(4,315)	2.81	2.00	0.81	Total money market, investment and trading securities	983,759	785,406	198,353	277,673	(79,320)
						Loans:					
16,469	14,562	1,907	6.55	5.46	1.09	Commercial	1,079,171	795,115	284,056	171,681	112,375
816	778	38	8.86	6.29	2.57	Construction	72,309	48,920	23,389	20,927	2,462
1,650	1,475	175	6.38	5.92	0.46	Leasing	105,309	87,274	18,035	7,203	10,832
7,482	7,322	160	5.55	5.34	0.21	Mortgage	414,992	391,133	23,859	15,212	8,647
3,115	2,743	372	13.19	11.66	1.53	Consumer	410,910	319,920	90,990	43,806	47,184
3,633	3,525	108	8.39	8.02	0.37	Auto	304,660	282,533	22,127	13,257	8,870
33,165	30,405	2,760	7.20	6.33	0.87	Total loans	2,387,351	1,924,895	462,456	272,086	190,370
$68,175	$69,730	$(1,555)	4.94%	3.89%	1.05%	Total earning assets	$3,371,110	$2,710,301	$ 660,809	$ 549,759	$111,050
						Interest bearing deposits:					
$24,563	$25,884	$(1,321)	3.10%	0.61%	2.49%	NOW and money market [2]	$ 761,647	$ 158,664	$ 602,983	$ 612,470	$ (9,487)
14,900	15,886	(986)	0.68	0.20	0.48	Savings	101,334	32,400	68,934	74,110	(5,176)
7,776	6,853	923	2.41	0.90	1.51	Time deposits	187,043	61,781	125,262	100,043	25,219
47,239	48,623	(1,384)	2.22	0.52	1.70	Total interest bearing deposits	1,050,024	252,845	797,179	786,623	10,556
15,307	16,094	(787)				Non-interest bearing demand deposits					
62,546	64,717	(2,171)	1.68	0.39	1.29	Total deposits	1,050,024	252,845	797,179	786,623	10,556
143	206	(63)	5.12	2.78	2.34	Short-term borrowings	7,329	5,737	1,592	4,506	(2,914)
1,109	939	170	5.09	4.26	0.83	Other medium and long-term debt	56,430	39,970	16,460	9,458	7,002
48,491	49,768	(1,277)	2.30	0.60	1.70	Total interest bearing liabilities (excluding demand deposits)	1,113,783	298,552	815,231	800,587	14,644
4,377	3,868	509				Other sources of funds					
$68,175	$69,730	$(1,555)	1.63%	0.43%	1.20%	Total source of funds	1,113,783	298,552	815,231	800,587	14,644
			3.31%	3.46%	(0.15)%	Net interest margin/ income on a taxable equivalent basis (Non-GAAP)	2,257,327	2,411,749	(154,422)	$(250,828)	$ 96,406
			2.64%	3.29%	(0.65)%	Net interest spread					
						Taxable equivalent adjustment	125,803	244,390	(118,587)		
			3.13%	3.11%	0.02%	Net interest margin/ income non-taxable equivalent basis (GAAP)	$2,131,524	$2,167,359	$ (35,835)		

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and the unrealized loss related to certain securities transferred from available-for-sale to held-to-maturity.

Provision for Credit Losses - Loans Held-in-Portfolio and Unfunded Commitments

For the year ended December 31, 2023, the Corporation recorded an expense of $209.7 million for its allowance for credit losses ("ACL") related to loans held-in-portfolio and unfunded commitments, compared with an expense of $84.2 million for the year ended December 31, 2022. The provision expense related to the loans-held-in-portfolio for the year 2023 was $201.5 million, compared to an expense of $83.3 million for the year 2022. The increase in provision expense was driven by higher reserves in our consumer and commercial portfolios mostly due to changes in credit quality and higher loan volumes. The provision for unfunded commitments for the year 2023 reflected an expense of $8.2 million, compared to an expense of $0.9 million for the same period of 2022.

The provision expense related to loans held-in-portfolio for the BPPR segment was $194.8 million for the year ended December 31, 2023, compared to an expense of $69.5 million for the year ended December 31, 2022, an unfavorable variance of $125.3 million. The provision expense related to loans held-in-portfolio for the Popular U.S. segment was $6.7 million for the year 2023, a favorable variance of $7.1 million, compared to an expense of $13.8 million for the year 2022. As part of the Corporation's model governance procedures, a new model was implemented for the U.S commercial real estate segment. The new model enhances techniques used to capture default activity within the Corporation's geographical footprint. As part of the implementation analysis, management evaluated the credit metrics of the portfolio such as risk ratings, delinquency levels, and low exposure to the commercial office sector. Qualitative reserves continue to be maintained to address risks within the U. S. commercial real estate segment. The new model, including qualitative reserve, resulted in a $7.3 million reduction of PB's ACL.

At December 31, 2023, the total allowance for credit losses for loans held-in-portfolio amounted to $729.3 million, compared to $720.3 million as of December 31, 2022. The ratio of the allowance for credit losses to loans held-in-portfolio was 2.08% at December 31, 2023, compared to 2.25% at December 31, 2022. Refer to Note 9 to the Consolidated Financial Statements, for additional information on the Corporation's methodology to estimate its ACL. As discussed therein, within the process to estimate its ACL, the Corporation applies probability weights to the outcomes of simulations using Moody's Analytics' Baseline, S3 (pessimistic) and S1 (optimistic) scenarios. The baseline scenario is assigned the highest probability, followed by the pessimistic scenario. In addition, refer to the Credit Risk section of this MD&A for a detailed analysis of net charge-offs, non-performing assets, the allowance for credit losses and selected loan losses statistics.

Provision for Credit Losses - Investment Securities

The Corporation's provision for credit losses related to its investment securities held-to-maturity is related to the portfolio of obligations from the Government of Puerto Rico, states and political subdivisions. For the year ended December 31, 2023, the Corporation recorded a reserve release of $1.1 million, compared to a reserve release of $1.2 million for the year ended December 31, 2022. At December 31, 2023, the total allowance for credit losses for this portfolio amounted to $5.8 million, compared to $6.9 million as of December 31, 2022. Refer to Note 7 to the Consolidated Financial Statements for additional information on the ACL for this portfolio.

Non-Interest Income

For the year ended December 31, 2023, non-interest income decreased by $246.3 million, when compared with the previous year. Factors that contributed to the variance in non-interest income were:

- lower other operating income by $270.3 million mainly due to a $257.7 million gain recognized during the year 2022 due to the Evertec Transactions and related accounting adjustments;

- lower income from mortgage banking activities by $21.0 million due to the unfavorable variances of $11.8 million and $3.5 million in the fair value adjustments for mortgage servicing rights and mortgage servicing fees, respectively, driven by serviced loan portfolio runoff due to the Corporation's determination in the third quarter of 2022 to retain certain guaranteed loans as held for investment, and lower gains from closed derivative positions by $6.0 million; and

- lower service charges on deposit accounts by $9.7 million due to lower overdraft related charges, in part due to the Corporation's determination to eliminate insufficient funds fees and modifying overdraft fees effective in the third quarter of 2022;

partially offset by:

- higher other service fees by $40.4 million, principally at the BPPR segment, due to higher credit card fees by $16.0 million, mainly due to higher customer purchase activity, higher other fees by $11.1 million, mainly due to higher fees from the merchant network business by $8.3 million due to the revenue sharing agreement entered into in connection with the Evertec Transactions, higher debit card fees by $4.1 million, mainly due to higher volume of transactions, and higher insurance fees by $3.8 million; and

- favorable variance of $10.8 million on the fair value adjustments to the portfolio of equity securities mainly related to deferred benefit plans, which have an offsetting effect recorded as higher personnel costs.

Operating Expenses

As discussed in the significant events section of this MD&A, to facilitate the transparency of the progress with the transformation initiative and to better portray the level of technology related expenses categorized by the nature of the expense, effective in the fourth quarter of 2022, the Corporation has separated technology, professional fees and transactional activities as standalone expense categories in the accompanying Consolidated Statements of Operations. There were no changes to the total operating expenses presented. Prior periods amount in the financial statements and related disclosures have been reclassified to conform to the current presentation.

Table provides the detail of the reclassifications for the year.

Table 4 - Operating Expenses Reclassification

| | Year ended December 31, | | |
| | 2021 | | |
Financial statement line item	As reported	Adjustments	Adjusted
Equipment expenses	$ 92,097	$ (59,178)	$ 32,919
Professional fees	410,865	(284,144)	126,721
Technology and software expenses	–	277,979	277,979
Processing and transactional services	–	121,367	121,367
Communications	25,234	(11,205)	14,029
Other operating expenses	136,988	(44,819)	92,169
Net effect on operating expenses	$665,184	$ –	$665,184

Table 5 provides a breakdown of operating expenses by major categories.

Table 5 - Operating Expenses

(In thousands)	Years ended December 31,		
	2023	2022	2021
Personnel costs:			
Salaries	$ 505,935	$ 432,910	$ 371,644
Commissions, incentives and other bonuses	112,657	155,889	142,212
Pension, postretirement and medical insurance	67,469	56,085	52,077
Other personnel costs, including payroll taxes	91,984	74,880	65,869
Total personnel costs	778,045	719,764	631,802
Net occupancy expenses	111,586	106,169	102,226
Equipment expenses	37,057	35,626	32,919
Other taxes	55,926	63,603	56,783
Professional fees	161,142	172,043	126,721
Technology and software expenses	290,615	291,902	277,979
Processing and transactional services:			
Credit and debit cards	44,578	45,455	40,383
Other processing and transactional services	93,492	81,690	80,984
Total processing and transactional services	138,070	127,145	121,367
Communications	16,664	14,885	14,029
Business promotion:			
Rewards and customer loyalty programs	59,092	51,832	38,919
Other business promotion	35,834	37,086	34,062
Total business promotion	94,926	88,918	72,981
FDIC deposit insurance	105,985	26,787	25,579
Other real estate owned (OREO) income	(15,375)	(22,143)	(14,414)
Other operating expenses:			
Operational losses	23,505	32,049	38,391
All other	73,774	77,397	53,778
Total other operating expenses	97,279	109,446	92,169
Amortization of intangibles	3,180	3,275	9,134
Goodwill impairment charge	23,000	9,000	—
Total operating expenses	$1,898,100	$1,746,420	$1,549,275
Personnel costs to average assets	1.09%	0.99%	0.89%
Operating expenses to average assets	2.66	2.40	2.18
Employees (full-time equivalent)	9,088	8,813	8,351
Average assets per employee (in millions)	$ 7.84	$ 8.26	$ 8.52

Operating expenses for the year ended December 31, 2023 totaled $1.9 billion, which included $71.4 million related to the FDIC Special Assessment, an increase of $151.7 million when compared with the previous year. Excluding the effect of the FDIC Special Assessment, total expenses for 2023 were $1.8 billion, an increase of $80.2 million, when compared with the previous year. During the year 2023, the Corporation incurred approximately $21.5 million in transformation related costs, compared to $24.6 million incurred during the second half of the year 2022. The other variances in operating expenses for the year were driven primarily by:

- higher personnel costs by $58.3 million mainly due to higher salaries expense by $73.0 million as a result of market adjustments, annual salary revisions and an increase in headcount, an increase in health insurance costs by $11.7 million, higher payroll taxes and other compensation expenses by $17.1 million; partially offset by a decrease in incentive compensation and profit-sharing accrual by $45.3 million;

- a higher goodwill impairment expense by $14.0 million, related to our U.S. based leasing subsidiary for which a charge of $23 million was recorded in 2023, due to lower forecasted cash flows and an increase in the rate used to discount cash flows, compared to an impairment of $9 million recorded in 2022 as a result of a decrease in the projected earnings.

- higher other processing and transactional services expenses by $11.8 million mainly due to broad based retail customers' debit card replacement costs incurred during the second quarter of 2023, the impact of $3.5 million of incentives received during July 2022 related to the ATH Network Participation Agreement entered into in connection with the Evertec Business Acquisition and an increase by $2.6 million in service charges related to point of sale debit card transactions;

- higher customer reward program expense in our credit card business by $7.3 million, reflecting an increase in customer purchase activity;

- higher net occupancy expense by $5.4 million mainly due to an increase in buildings' insurance premiums and higher rent expense related to the space occupied by Popular Bank; and

- lower other real estate owned (OREO) income by $6.8 million mainly due to lower gain on sale of mortgage and commercial properties;

These variances were partially offset by:

- lower other operating expenses by $12.2 million mainly due to the effect of prior year expense related to the Evertec Transactions of $17.3 million, lower sundry losses by $8.5 million, mainly related to mortgage claim reserves, and $2.2 million of impairment of long-lived assets recognized during 2022; partially offset by higher pension plan cost by $19.2 million due to changes in actuarial assumption.

- lower professional fees by $10.9 million mainly due to lower legal fees by $2.7 million and lower advisory expenses by $6.8 million from various Corporate projects, including the Corporation's transformation initiative, for which certain projects are being managed with internal personnel; and

- lower other taxes expense by $7.7 million mainly due to the reversal during 2023 of an accrual related to regulatory examination fees in BPPR.

Income Taxes

For the year ended December 31, 2023, the Corporation recorded an income tax expense of $134.2 million, compared to $132.3 million for the same period of 2022. The net increase of $1.9 million in income tax expense reflects the impact of the composition and source of taxable income between both years. For the year 2023, the income before tax was lower than year 2022, which would have resulted in a lower income tax expense; however, the income tax expense of year 2022 benefited from the reversal of a portion of the deferred tax assets valuation allowance of the U. S. operations, which resulted in an income tax benefit of $68.2 million, the sale of Evertec shares, taxable at a preferential rate, and a higher tax exempt income net of disallowance.

At December 31, 2023, the Corporation had a net deferred tax asset amounting to $1 billion, net of a valuation allowance of $0.5 billion. The net deferred tax asset related to the U. S. operations was $0.3 billion, net of a valuation allowance of $0.4 billion.

Refer to Note 35 to the Consolidated Financial Statements for a reconciliation of the statutory income tax rate to the effective tax rate and additional information on the income tax expense and deferred tax asset balances.

Fourth Quarter Results

The Corporation recognized net income of $94.6 million for the quarter ended December 31, 2023, compared with a net income of $257.1 million for the same quarter of 2022.

Net interest income for the fourth quarter of 2023 amounted to $534.1 million, compared with $559.6 million for the fourth quarter of 2022, a decrease of $25.4 million. The decrease in net interest income was mainly due to higher cost on deposits partially offset by an increase in interest income from loans, mainly due to growth at both BPPR and PB and higher rates, and higher income from money market investments due to higher average balances and higher rates. The net interest margin decreased by 20 basis points to 3.08% mainly due to an increase in deposit costs, particularly on Puerto Rico public funds and time deposits at PB. On a taxable equivalent basis, the net interest margin for the fourth quarter of 2023 was 3.26%, compared to 3.64% for the fourth quarter of 2022.

The provision for credit losses was $78.7 million for the fourth quarter of 2023, compared to a provision expense of $49.5 million for the fourth quarter of 2022. The increase in provision expense reflects portfolio growth and changes in credit quality.

Non-interest income amounted to $168.7 million for the quarter ended December 31, 2023, compared with $158.5 million for the same quarter in 2022. The increase of $10.3 million was mainly due to higher other service fees by $7.7 million and higher service charges on deposit accounts by $3.0 million mainly due to higher non-balance compensation.

Operating expenses totaled $531.1 million for the quarter ended December 31, 2023, compared with $461.7 million for the same quarter in the previous year. The increase of $69.4 million is mainly related to the $71.4 million FDIC Special Assessment recognized during the fourth quarter of 2023; partially offset by lower professional fees by $10.1 million mainly related to various corporate projects, including the transformation initiative, for which certain areas are currently being managed by internal personnel.

For the quarter ended December 31, 2023, the Corporation recorded an income tax benefit of $1.5 million, compared with an income tax benefit of $50.3 million for the same quarter of 2022. The unfavorable variance of $48.9 million in income tax benefit, when compared to the fourth quarter of 2022, was mostly attributed to the reversal of a portion of the deferred tax assets valuation allowance during the fourth quarter of 2022, for which we reported an income tax benefit of $68.2 million. During the fourth quarter of 2023, we reported a lower income before tax, mainly due to the FDIC Special Assessment, which resulted in a lower income tax expense by approximately $42.6 million. We also recorded lower exempt income and other lower tax benefits, both increasing the income tax expense by $15.5 million and 7.2 million, respectively.

REPORTABLE SEGMENT RESULTS

The Corporation's reportable segments for managerial reporting purposes consist of Banco Popular de Puerto Rico and Popular U.S. A Corporate group has been defined to support the reportable segments.

For a description of the Corporation's reportable segments, including additional financial information and the underlying management accounting process, refer to Note 37 to the Consolidated Financial Statements.

The Corporate group reported a net income of $13.3 million for the year ended December 31, 2023, compared with a net income of $150.1 million for the previous year. The decrease in net income was mainly attributed to the $128.8 million in after-tax gains recognized by the Corporation as a result of the Evertec Stock Sale, as defined in Note 4 to the Consolidated Financial Statements, and related accounting adjustments during the year ended September 30, 2022.

Highlights on the earnings results for the reportable segments are discussed below:

Banco Popular de Puerto Rico

The Banco Popular de Puerto Rico reportable segment's net income amounted to $472.0 million for the year ended December 31, 2023, compared with $782.0 million for the year ended December 31, 2022. The principal factors that contributed to the variance in the financial results included the following:

- Lower net interest income by $11.9 million due to higher interest expense on deposits by $616.0 million mainly due to higher costs on the market-indexed Puerto Rico government deposits, and the higher interest rate environment's impact on the cost of NOW accounts, time deposits and savings deposits; partially offset by higher interest income from money market and investment securities by $287.5 million mainly due to higher yields driven by the increase in rates by the Federal Reserve and higher average balances of U.S. Treasury securities; and higher interest income from loans by $317.4 million, mainly due to higher average balances mainly in commercial and consumer loans and higher yields across all the portfolios. The BPPR segment's net interest margin was 3.20% for 2023 compared with 3.06% for the same period in 2022.

- A provision for loan losses of $194.3 million in 2023, compared to $70.3 million for the year ended 2022, or an unfavorable variance of $124.0 million, due in part to loan growth;

- Lower non-interest income by $93.6 million mainly due to:

  - Lower other operating income by $109.3 million mostly due to the gain recorded as result of the Evertec Transactions and related accounting adjustments on 2022,

  - Lower mortgage banking activities by $20.4 million, unfavorable variances in the fair value adjustments for mortgage serving rights and mortgage servicing fees, driven by serviced loan portfolio runoff due to Corporation's determination in the third quarter of 2022 to retain certain guaranteed loans as held for investment, and lower gains from closed derivative positions;

  - Lower service charges on deposit accounts by $8.8 million principally due to the change in policy of eliminating insufficient fund fees and modifying overdraft fees implemented in the third quarter of 2022.

- Higher operating expenses by $111.5 million, mainly due to:

  - Higher personnel costs by $37.0 million due to a higher headcount and salaries adjustments, including merit increases, market and minimum salary adjustments and higher pension and health insurance costs; partially offset by a decrease in profit sharing in incentive compensation;

  - Higher business promotions by $6.1 million mainly due to higher customer rewards expense related to higher transactional volumes;

  - Higher FDIC deposit insurance expense by $68.8 million due to the FDIC Special Assessment recorded in 2023;

  - Higher processing and transactional services by $10.8 million mainly due to higher credit and debit card processing expense as a result of higher transactional volumes,

  - Higher professional fees by $17.8 million mainly due to costs associated with initiatives focused on regulatory, compliance and cyber security efforts as well as the transformation initiative.

Partially offset by:

  - Lower other operating expenses by $26.7 million mainly due to $17.3 million charge related to Evertec Transactions on 2022 and lower mortgage related sundry losses by $5.6 million mainly due to a reserve release adjustment recorded in 2022 and lower charges allocated from the Corporate segment group by $9.1 million mainly from lower personnel costs; partially offset by higher pension plan cost by $19.2 million due to charges in actuarial assumptions;

- Lower technology and software expenses by $4.5 million mainly due in part to savings associated with the acquired services from Evertec during 2022;

- Lower net recoveries from OREO by $7.4 million mainly due to lower gain on sale of mortgage and commercial properties.

- Lower income tax expense by $30.9 million due to lower income before tax and the impact of the composition and sources of taxable income in each year.

Popular U.S.

For the year ended December 31, 2023, the reportable segment of Popular U.S. reported net income of $56.3 million, compared with a net income of $170.3 million for the year ended December 31, 2022. The principal factors that contributed to the variance in the financial results included the following:

- Lower net interest income by $22.3 million mainly due to higher interest expense on deposits by $207.3 million mainly due to higher rates and higher average balance of time deposit primarily gathered through its direct online channel, partially offset by higher interest income from loans by $138.1 million, mainly from growth in the commercial portfolio as well as higher yields due to increases in rates, and higher income from money market and investment securities by $47.4 million due to higher yields and higher average balance. The Popular U.S. reportable segment's net interest margin was 2.98% for 2023 compared with 3.68% for the same period in 2022;

- An unfavorable variance of $2.1 million on the provision for loan losses and unfunded commitments, reflective of the updated macroeconomics scenarios offset by the implementation of the new model for the U.S. commercial real estate loans, which resulted in a reserve release of $14.6 million;

- Lower non-interest income by $7.1 million mainly due to the reversal on 2022 of $9.2 million of the contingent liability related to the acquisition of the commercial lease business at Popular Equipment Finance;

- Higher operating expenses by $39.0 million mainly due to:

  - Higher personnel costs by $5.9 million due to salary market and annual adjustments;

  - Higher occupancy expense by $4.1 million due to higher rental building and an increase in amortization mainly due to early termination of contracts;

- Higher FDIC deposit insurance expense by $10.0 million due to the FDIC Special Assessment recorded in 2023;

- Higher other expenses by $2.9 million due to higher charges allocated from the Corporate segment by $1.6 million, mainly professional fees; and

- The goodwill impairment charge related to our U.S. based leasing subsidiary of $23.0 million recorded in 2023, due to lower forecast cash flows and increase in the rate to discount cash flows, compared to an impairment of $9.0 million recorded in 2022, an unfavorable variance of $14.0 million.

- Higher income tax expense by $43.4 million due mainly due to the partial reversal of the deferred tax asset valuation allowance recorded during the fourth quarter of 2022 of $68.2 million.

STATEMENT OF FINANCIAL CONDITION ANALYSIS

Assets

The Corporation's total assets were $70.8 billion at December 31, 2023, compared to $67.6 billion at December 31, 2022. Refer to the Corporation's Consolidated Statements of Financial Condition at December 31, 2023 and 2022 included in this Form 10-K. Also, refer to the Statistical Summary 2023-2022 in this MD&A for Condensed Statements of Financial Condition.

Money market investments and debt securities

Money market investments increased by $1.4 billion at December 31, 2023, when compared to December 31, 2022. This was impacted by the increase in deposits of $2.4 billion, mainly due to higher Puerto Rico public sector deposits at BPPR and time deposit at PB. Debt securities available-for-sale decreased by $1.1 billion, mainly due repayments and maturities, while debt securities held-to-maturity decreased by $329.9 million. Refer to Notes 6 and 7 to the Consolidated Financial Statements for additional information with respect to the Corporation's debt securities available-for-sale and held-to-maturity.

Loans

Refer to Table 6 for a breakdown of the Corporation's loan portfolio. Also, refer to Note 8 to the Consolidated Financial Statements for detailed information about the Corporation's loan portfolio composition and loan purchases and sales.

Loans held-in-portfolio increased by $3.0 billion to $35.1 billion at December 31, 2023, mainly due to growth in the commercial portfolio of $2.0 billion, reflected at both BPPR and PB by approximately $1.1 billion and $0.9 billion, respectively, and consumer loans at BPPR. Consumer loans at BPPR increased by $445.0 million in the aggregate including credit cards, personal loans and auto loans. The increase in BPPR's consumer portfolio is aligned with the increase in retail sales and consumer spending in

Puerto Rico during 2023. The auto loans portfolio at BPPR benefited from the sustained level of auto sales activity on the island. In addition, mortgage loans increased by $281.5 million from the previous year, as the Corporation continued to retain, in portfolio, FHA-guaranteed mortgage loans originations.

A portion of the Corporation's $3.0 billion year over year loan growth in 2023 was driven by its non-owner occupied commercial real estate and commercial multi-family portfolios, as detailed in Table 6. Due to market pressures from shifts to hybrid work environments since the pandemic, particularly in the New York Metro area where the Corporation operates, and the effect of the current higher interest rate environment, there has been increased focus about the risks of these categories of loans.

The Corporation's $5.1 billion non-owner occupied commercial real estate portfolio is comprised of $3.0 billion in Puerto Rico and $2.1 billion in the U.S. and is well diversified across a number of tenants in different industries and segments with exposure to retail (35% of non-owner occupied CRE), hotels (20%) and office space (12%) accounting for two thirds of the total exposure. The approximate $639 million office space exposure represents only 1.8% of the total loan portfolio and is comprised mainly of mid-rise properties with diversified tenants with average loan size of $2 million across both the U.S. and Puerto Rico.

Popular's $2.4 billion commercial multi-family portfolio represents approximately 7% of total loans and is concentrated in New York Metro ($1.4 billion), South Florida ($768 million) and Puerto Rico ($185 million). In the New York Metro region, the Corporation has no exposure to rent controlled buildings. The majority of our multi-family loans, in that region, are collateralized by underlying buildings that count on a mix of units subject to rent stabilized (subject to annual capped rent increases) and market-rate units. The rent stabilized units represent less than 40% of the total units in the loan portfolio with the majority originated after 2019. The mix of units within a building is common across the New York Metro region due to tax incentives awarded to developers based on rent stabilized units. In 2024, there are approximately $237 million in multi-family loans in our New York Metro portfolio expected to reprice.

Refer to Note 9 to the Consolidated Financial Statements for additional information on delinquency, asset quality and origination vintage information of these loan segments.

The allowance for credit losses for the loan portfolio increased by $9.0 million, net of the impact of the adoption of ASU 2022-02 on January 1, 2023 (Troubled Debt Restructuring by Creditors), mainly due to changes in credit quality metrics and portfolio growth. Refer to the Credit Quality section of the MD&A for additional information on the Allowance for credit losses for the loan portfolio.

Table 6 - Loans Ending Balances

	December 31,	
(In thousands)	2023	2022
Loans held-in-portfolio:		
Commercial		
Commercial multi-family	$ 2,415,620	$ 2,321,713
Commercial real estate non-owner occupied	5,087,421	4,499,670
Commercial real estate owner occupied	3,080,635	3,078,549
Commercial and industrial	7,126,121	5,839,200
Total Commercial	17,709,797	15,739,132
Construction	959,280	757,984
Leasing	1,731,809	1,585,739
Mortgage	7,695,917	7,397,471
Consumer		
Credit cards	1,135,747	1,041,870
Home equity lines of credit	65,953	71,916
Personal	1,945,247	1,823,579
Auto	3,660,780	3,512,530
Other	160,441	147,548
Total Consumer	6,968,168	6,597,443
Total loans held-in-portfolio	$35,064,971	$32,077,769
Loans held-for-sale:		
Mortgage	$ 4,301	$ 5,381
Total loans held-for-sale	$ 4,301	$ 5,381
Total loans	$35,069,272	$32,083,150

Other assets

Other assets amounted to $2.0 billion at December 31, 2023, an increase of $166.8 million compared to $1.8 billion at December 31, 2022. At December 31, 2023, this includes $176 million in cash receivable from the maturities of investment securities. Refer to Note 14 to the Consolidated Financial Statements for a breakdown of the principal categories that comprise the caption of "Other Assets" in the Consolidated Statements of Financial Condition at December 31, 2023 and 2022.

Liabilities

The Corporation's total liabilities were $65.6 billion at December 31, 2023, an increase of $2.1 billion compared to $63.5 billion at December 31, 2022, mainly due to an increase in deposits as discussed below. Refer to the Corporation's Consolidated Statements of Financial Condition included in this Form 10-K.

Deposits and Borrowings

The composition of the Corporation's financing to total assets at December 31, 2023 and 2022 is included in Table 7.

Table 7 - Financing to Total Assets

(In millions)	December 31, 2023	December 31, 2022	% increase (decrease) from 2022 to 2023	% of total assets 2023	% of total assets 2022
Non-interest bearing deposits	$15,420	$15,960	(3.4)%	21.8%	23.6%
Interest-bearing core deposits	43,571	41,600	4.7	61.6	61.5
Other interest-bearing deposits	4,627	3,667	26.2	6.5	5.4
Repurchase agreements	91	149	(38.9)	0.1	0.2
Other short-term borrowings	–	365	N.M.	–	0.5
Notes payable	987	887	11.3	1.4	1.3
Other liabilities	915	917	(0.2)	1.3	1.4
Stockholders' equity	5,147	4,093	25.8	7.3	6.1

Deposits

The Corporation's deposits totaled $63.6 billion at December 31, 2023, compared to $61.2 billion at December 31, 2022. The deposits increase of $2.4 billion was mainly in Puerto Rico public sector deposits at BPPR and time deposits at PB. Public sector deposit balances amounted to $18.1 billion at December 31, 2023, compared to $15.2 billion at December 31, 2022. The receipt by the Puerto Rico Government of additional federal assistance, and seasonal tax collections, could increase public deposit balances at BPPR in the near term. However, the rate at which public deposit balances may decline is uncertain and difficult to predict. The amount and timing of any such reduction is likely to be impacted by, for example, the speed at which federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to

PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board").

Approximately 28% of the Corporation's deposits are public fund deposits from the Government of Puerto Rico, municipalities and government instrumentalities and corporations ("public funds"). These public funds deposits are indexed to short-term market rates and fluctuate in cost with changes in those rates with a one-quarter lag, in accordance with contractual terms. As a result, these deposits' costs have generally lagged variable asset repricing. Generally, these deposits require that the bank pledge high credit quality securities as collateral; therefore, liquidity risks arising from public sector deposit outflows are lower. Refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Refer to Table 8 for a breakdown of the Corporation's deposits at December 31, 2023 and 2022.

Table 8 - Deposits Ending Balances

(In thousands)	2023	2022
Demand deposits [1]	$27,579,054	$26,382,605
Savings, NOW and money market deposits (non-brokered)	26,817,844	27,265,156
Savings, NOW and money market deposits (brokered)	719,453	798,064
Time deposits (non-brokered)	7,546,138	6,442,886
Time deposits (brokered CDs)	955,754	338,516
Total deposits	$63,618,243	$61,227,227

[1] Includes interest and non-interest bearing demand deposits.

Borrowings

The Corporation's borrowings amounted to $1.1 billion at December 31, 2023, compared to $1.4 billion at December 31, 2022. Refer to Note 17 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings. Also, refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Other liabilities

The Corporation's other liabilities amounted to $0.9 billion at December 31, 2023, consistent with the December 31, 2022 balance.

Stockholders' Equity

Stockholders' equity totaled $5.1 billion at December 31, 2023, an increase of $1.1 billion when compared to December 31, 2022. The increase was principally due to lower accumulated unrealized gain/losses on debt securities available-for-sale by $472.5 million and net income for the year ended December 31, 2023 of $541.3 million, partially offset by declared dividends of $163.7 million and $1.4 million on common stock and preferred stock, respectively. Refer to the Consolidated Statements of Financial Condition, Comprehensive Income and of Changes in Stockholders' Equity for information on the composition of stockholders' equity. Also, refer to Note 22 to the Consolidated Financial Statements for a detail of accumulated other comprehensive income (loss), an integral component of stockholders' equity.

REGULATORY CAPITAL

The Corporation and its bank subsidiaries are subject to capital adequacy standards established by the Federal Reserve Board.

The risk-based capital standards applicable to Popular, Inc. and the Banks, BPPR and PB, are based on the final capital framework of Basel III. The capital rules of Basel III include a "Common Equity Tier 1" ("CET1") capital measure and specifies that Tier 1 capital consist of CET1 and "Additional Tier 1 Capital" instruments meeting specified requirements. Note 21 to the Consolidated Financial Statements presents further information on the Corporation's regulatory capital requirements, including the regulatory capital ratios of its depository institutions, BPPR and PB.

An institution is considered "well-capitalized" if it maintains a total capital ratio of 10%, a Tier 1 capital ratio of 8%, a CET1 capital ratio of 6.5% and a leverage ratio of 5%. The Corporation's ratios presented in Table 9 show that the Corporation was "well capitalized" for regulatory purposes, the highest classification, under Basel III for years 2023 and 2022. BPPR and PB were also well-capitalized for all years presented.

The Basel III Capital Rules also require an additional 2.5% "capital conservation buffer", composed entirely of CET1, on top of these minimum risk-weighted asset ratios, which excludes the leverage ratio. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. Popular, BPPR and PB are required to maintain this additional capital conservation buffer of 2.5% of CET1, resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

Table 9 presents the Corporation's capital adequacy information for the years 2023 and 2022.

Table 9 - Capital Adequacy Data

	At December 31,	
(Dollars in thousands)	2023	2022
Risk-based capital:		
Common Equity Tier 1 capital	$ 6,053,315	$ 5,639,686
Additional Tier 1 Capital	22,143	22,143
Tier 1 capital	$ 6,075,458	$ 5,661,829
Supplementary (Tier 2) capital	658,507	623,818
Total capital	$ 6,733,965	$ 6,285,647
Total risk-weighted assets	$37,146,330	$34,415,889
Adjusted average quarterly assets	$71,353,184	$70,287,610
Ratios:		
Common Equity Tier 1 capital	16.30%	16.39%
Tier 1 capital	16.36	16.45
Total capital	18.13	18.26
Leverage ratio	8.51	8.06
Average equity to assets[1]	9.27	8.25
Average tangible equity to assets[1]	8.19	7.27

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities

On April 1, 2020, the Corporation adopted the final rule issued by the federal banking regulatory agencies pursuant to the Economic Growth and Regulatory Paperwork Reduction Act of 1996 that simplified several requirements in the agencies' regulatory capital rules. These rules simplified the regulatory capital requirement for mortgage servicing assets (MSAs), deferred tax assets arising from temporary differences and investments in the capital of unconsolidated financial institutions by raising the CET1 deduction threshold from 10% to 25%. The 15% CET1 deduction threshold which applies to the aggregate amount of such items was eliminated. The rule also requires, among other changes, increasing from 100% to 250% the risk weight to MSAs and temporary difference deferred tax asset not deducted from capital. For investments in the capital of unconsolidated financial institutions, the risk weight would be based on the exposure category of the investment.

The decrease in the CET1 capital ratio, Tier 1 capital ratio and, total capital ratio as of December 31, 2023, compared to December 31, 2022, was mostly due to an increase in risk weighted assets driven by the growth in the commercial and consumer loan portfolios, partially offset by the annual earnings. The increase in the leverage capital ratio was mainly due to the increase in capital driven by the annual earnings, partially offset by a slight increase in average total assets.

Pursuant to the adoption of CECL on January 1, 2020, the Corporation elected to use the five-year transition period option as provided in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefits provided during the initial two-year delay. As of December 31, 2023, the Corporation had phased-in 50% of the cumulative CECL deferral with the remaining impact to be recognized over the remaining two years. In the first quarter of 2024, the Corporation will phase in a cumulative 75% of the deferral.

On August 26, 2020, federal banking regulators issued a final rule to modify the Basel III regulatory capital rules applicable to banking organizations to allow those organizations participating in the Paycheck Protection Program ("PPP") established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") to neutralize the regulatory capital effects of participating in the program. Specifically, the agencies have clarified that banking organizations, including the Corporation and its Bank subsidiaries, are permitted to assign a zero percent risk weight to PPP loans for purposes of determining risk-weighted assets and risk-based capital ratios. Additionally, in order to facilitate use of the Paycheck Protection Program Liquidity Facility (the "PPPL Facility"), which provides Federal Reserve Bank loans to eligible financial institutions such as the Corporation's Bank subsidiaries to fund PPP loans, the agencies further clarified that, for purposes of determining leverage ratios, a banking organization is permitted to exclude from total average assets PPP loans that have been pledged as collateral for a PPPL Facility. As of December 31, 2023, the Corporation has $9 million in PPP loans and no loans were pledged as collateral for PPPL Facilities.

Table 10 reconciles the Corporation's total common stockholders' equity to common equity Tier 1 capital.

Table 10 - Reconciliation Common Equity Tier 1 Capital

	At December 31,	
(In thousands)	2023	2022
Common stockholders' equity	$5,209,561	$4,198,409
AOCI related adjustments due to opt-out election	1,831,003	2,468,193
Goodwill, net of associated deferred tax liability (DTL)	(666,538)	(691,560)
Intangible assets, net of associated DTLs	(9,764)	(12,944)
Deferred tax assets and other deductions	(310,947)	(322,412)
Common equity tier 1 capital	$6,053,315	$5,639,686
Common equity tier 1 capital to risk-weighted assets	16.30%	16.39%

Non-GAAP financial measures

The tangible common equity ratio and tangible book value per common share, which are presented in the table that follows, are non-GAAP measures. Management and many stock analysts use the tangible common equity ratio and tangible book value per common share in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method of accounting for mergers and acquisitions. Neither tangible common equity nor tangible assets or related measures should be considered in isolation or as a substitute for stockholders' equity, total assets or any other measure calculated in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets and any other related measures may differ from that of other companies reporting measures with similar names.

The decrease in the Tangible common equity to tangible assets ratio during 2022 was mainly related to the decrease in the fair value of the Corporation's fixed rate available for sale debt securities portfolio and its impact on the unrealized loss component of accumulated other comprehensive income (loss) ("AOCI"). Given its ability due to the Corporation's liquidity position and its intention to reduce the impact on AOCI and tangible capital of further increases in interest rates, management changed its intent to hold certain securities to maturity. Therefore, in October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio.

The securities were reclassified at fair value at the time of the transfer. At the date of the transfer, these securities had pre-tax unrealized losses of $873.0 million recorded in AOCI. This fair value discount is being accreted to interest income and the unrealized loss remaining in AOCI is being amortized, offsetting each other through the remaining life of the securities. There were no realized gains or losses recorded as a result of this transfer.

While changes in the amount of unrealized gains and losses in AOCI have an impact on the Corporation's and its wholly-owned banking subsidiaries' tangible capital ratios, they do not impact regulatory capital ratios, in accordance with the regulatory framework. Refer to Note 7 to the Consolidated Financial Statements which presents information about the Corporation's Debt Securities Held-to-Maturity for additional details.

Table 11 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets at December 31, 2023 and 2022.

Table 11 - Reconciliation of Tangible Common Equity and Tangible Assets

	At December 31,	
(In thousands, except share or per share information)	2023	2022
Total stockholders' equity	$ 5,146,953	$ 4,093,425
Less: Preferred stock	(22,143)	(22,143)
Less: Goodwill	(804,428)	(827,428)
Less: Other intangibles	(9,764)	(12,944)
Total tangible common equity	$ 4,310,618	$ 3,230,910
Total assets	$70,758,155	$67,637,917
Less: Goodwill	(804,428)	(827,428)
Less: Other intangibles	(9,764)	(12,944)
Total tangible assets	$69,943,963	$66,797,545
Tangible common equity to tangible assets	6.16%	4.84%
Common shares outstanding at end of period	72,153,621	71,853,720
Tangible book value per common share	$ 59.74	$ 44.97
	Year-to-date average	
Total stockholders' equity [1]	$ 5,853,276	$ 5,798,407
Average unrealized (gains) losses on AFS securities transferred to HTM	747,327	210,818
Adjusted total stockholder's equity	6,600,603	6,009,225
Less: Preferred Stock	(22,143)	(22,143)
Less: Goodwill	(821,567)	(757,133)
Less: Other intangibles	(11,473)	(17,113)
Total tangible common equity	$ 5,745,420	$ 5,212,836
Average return on tangible common equity	9.40%	21.13%

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale.

RISK MANAGEMENT

Market / Interest Rate Risk

The financial results and capital levels of the Corporation are constantly exposed to market, interest rate and liquidity risks.

Market risk refers to the risk of a reduction in the Corporation's capital due to changes in the market valuation of its assets and/or liabilities.

Most of the assets subject to market valuation risk are debt securities classified as available-for-sale. Refer to Notes 6 and 7 to the Consolidated Financial Statements for further information on the debt securities available-for-sale and held-to-maturity portfolios. Debt securities classified as available-for-sale amounted to $16.7 billion as of December 31, 2023. Other assets subject to market risk include loans held-for-sale, which amounted to $4 million, mortgage servicing rights ("MSRs") which amounted to $118 million, and securities classified as "trading", which amounted to $32 million, as of December 31, 2023.

Interest Rate Risk ("IRR")

The Corporation's net interest income is subject to various categories of interest rate risk, including repricing, basis, yield curve and option risks. In managing interest rate risk, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate rate risk position given line of business forecasts, management objectives, market expectations and policy constraints.

Management utilizes various tools to assess IRR, including Net Interest Income ("NII") simulation modeling, static gap analysis, and Economic Value of Equity ("EVE"). The three methodologies complement each other and are used jointly in the evaluation of the Corporation's IRR. NII simulation modeling is prepared for a five-year period, which in conjunction with the EVE analysis, provides management a better view of long-term IRR.

Net interest income simulation analysis performed by legal entity and on a consolidated basis is a tool used by the Corporation in estimating the potential change in net interest income resulting from hypothetical changes in interest rates. Sensitivity analysis is calculated using a simulation model which incorporates actual balance sheet figures detailed by maturity and interest yields or costs.

Management assesses interest rate risk by comparing various NII simulations under different interest rate scenarios that differ in direction of interest rate changes, the degree of change and the projected shape of the yield curve. For example, the types of rate scenarios processed during the quarter include flat rates, implied forwards, and parallel and non-parallel rate shocks. Management also performs analyses to isolate and measure basis and prepayment risk exposures.

The asset and liability management group performs validation procedures on various assumptions used as part of the simulation analyses as well as validations of results on a monthly basis. In addition, the model and processes used to assess IRR are subject to independent validations according to the guidelines established in the Model Governance and Validation policy.

The Corporation processes NII simulations under interest rate scenarios in which the yield curve is assumed to rise and decline by the same magnitude (parallel shifts). The rate scenarios considered in these market risk simulations include instantaneous parallel changes of -100, -200, +100, and +200 basis points during the succeeding twelve-month period. Simulation analyses are based on many assumptions, including that the balance sheet remains flat, the relative levels of market interest rates across all yield curve points and indexes, interest rate spreads, loan prepayments and deposit elasticity. Thus, they should not be relied upon as indicative of actual results. Further, the estimates do not contemplate actions that management could take to respond to changes in interest rates. Additionally, the Corporation is also subject to basis risk in the repricing of its assets and liabilities, including the basis related to using different rate indexes for the repricing of assets and liabilities, as well as the effect of pricing lags which may be contractual or due to historical differences in the timing of management responses to changes in the rate environment. By their nature, these forward-looking computations are only estimates and may be different from what may actually occur in the future. The following table presents the results of the simulations at December 31, 2023 and December 31, 2022, assuming a static balance sheet and parallel changes over flat spot rates over a one-year time horizon:

Table 12 - Net Interest Income Sensitivity (One Year Projection)

	December 31, 2023		December 31, 2022	
(Dollars in thousands)	Amount Change	Percent Change	Amount Change	Percent Change
Change in interest rate				
+200 basis points	20,822	0.92	(18,003)	(0.82)
+100 basis points	11,496	0.51	(7,748)	(0.35)
-100 basis points	19,589	0.87	8,778	0.40
-200 basis points	16,971	0.75	9,296	0.42

The results of the NII simulations at December 31, 2022 in the table above have been adjusted from those reported in the Corporation's 2022 Form 10-K to reflect the effect of changes in certain modeling assumptions in down rate scenario simulations for certain variable rate loans. Specifically, the yield on certain variable rate loans that did not have contractual periodic floors, were not repricing according to the terms of those variable rate loans in the down rate simulations.

Although the adjustment referred to in the preceding paragraph results in the magnitude of the Corporation's sensitivity to decreases in interest rates becoming lower, as of December 31, 2022, the adjusted NII simulations continued to show that the Corporation had a neutral to slightly liability sensitive position driven by the rapid increase in short-term interest rates throughout 2022.

As of December 31, 2023, NII simulations show the Corporation has a neutral to slightly asset sensitive position as compared to a slightly liability sensitive position as of December 31, 2022. The primary reasons for the variation in sensitivity are changes in balance sheet composition driven by an increase in overnight Fed Funds, short-term U.S Treasury Bills ("T-Bills") and loan portfolio on the asset side partially offset by higher Puerto Rico public sector deposits which are indexed to market rates and an increase in time deposits. These results suggest that changes in the Corporation's net interest income sensitivity are driven by changes in the composition of the investment portfolio as the term bond portfolio continues to run off and get reinvested in short-term investments such as T-Bills, combined with the increase of approximately $3.0 billion in loans held in portfolio. Additionally, variation in liability cost, primarily driven by Puerto Rico public sector deposits that represented $18.1 billion or 28% of deposits as of December 31, 2023, as well as an increase of approximately $1.7 billion in time deposits, also impact the sensitivity profile. In declining rate scenarios net interest income would slightly increase as the decline in the cost of these deposit generates a greater benefit than the changes in assets yields. In rising rate scenarios, Popular's net interest income is also impacted by its large proportion of Puerto Rico public sector deposit, however the repricing of assets as they either reset or mature lead to an increase in net interest income.

The Corporation's loan and investment portfolios are subject to prepayment risk, which results from the ability of a third-party to repay debt obligations prior to maturity. Prepayment risk also could have a significant impact on the duration of mortgage-backed securities and collateralized mortgage obligations since prepayments could shorten (or lower prepayments could extend) the weighted average life of these portfolios.

Table 13 - Interest Rate Sensitivity

				At December 31, 2023					
				By repricing dates					
(Dollars in thousands)	0-30 days	Within 31 - 90 days	After three months but within six months	After six months but within nine months	After nine months but within one year	After one year but within two years	After two years	Non-interest bearing funds	Total
Assets:									
Money market investments	$ 6,998,871	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 6,998,871
Investment and trading securities	1,849,238	3,329,068	1,173,287	1,149,164	1,096,708	4,383,968	12,478,938	(317,478)	25,142,893
Loans	5,872,869	3,321,776	1,491,687	1,497,123	1,434,984	5,044,236	16,487,918	(81,321)	35,069,272
Other assets	(2)	–	–	–	–	–	–	3,547,121	3,547,119
Total	14,720,976	6,650,844	2,664,974	2,646,287	2,531,692	9,428,204	28,966,856	3,148,322	70,758,155
Liabilities and stockholders' equity:									
Savings, NOW and money market and other interest bearing demand deposits	19,996,702	770,508	1,081,390	999,305	924,802	3,075,028	12,848,992	–	39,696,727
Certificates of deposit	2,145,493	891,341	941,722	620,282	859,114	1,197,851	1,846,089	–	8,501,892
Federal funds purchased and assets sold under agreements to repurchase	44,329	38,763	8,292	–	–	–	–	–	91,384
Notes payable	21,000	–	25,000	23,570	22,373	144,214	750,791	–	986,948
Non-interest bearing deposits	–	–	–	–	–	–	–	15,419,624	15,419,624
Other non-interest bearing liabilities	–	–	–	–	–	–	–	914,627	914,627
Stockholders' equity	–	–	–	–	–	–	–	5,146,953	5,146,953
Total	$22,207,524	$ 1,700,612	$ 2,056,404	$1,643,157	$1,806,289	$4,417,093	$15,445,872	$ 21,481,204	$70,758,155
Interest rate sensitive gap	(7,486,548)	4,950,232	608,570	1,003,130	725,403	5,011,111	13,520,984	(18,332,882)	–
Cumulative interest rate sensitive gap	(7,486,548)	(2,536,316)	(1,927,746)	(924,616)	(199,213)	4,811,898	18,332,882	–	–
Cumulative interest rate sensitive gap to earning assets	(11.07)%	(3.75)%	(2.85)%	(1.37)%	(0.29)%	7.12%	27.12%	–	–

Table 14, which presents the maturity distribution of earning assets, takes into consideration prepayment assumptions.

Table 14 - Maturity Distribution of Earning Assets

	As of December 31, 2023							
		Maturities						
		After one year through five years		After five years through fifteen years		After fifteen years		
(In thousands)	One year or less	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Total
Money market securities	$ 6,998,871	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,998,871
Investment and trading securities	8,533,897	14,294,589	9,289	2,145,920	3,431	—	—	24,987,126
Loans:								
Commercial	5,385,197	6,053,244	4,051,003	1,261,180	846,607	53,414	59,152	17,709,797
Construction	566,180	64,686	314,445	6,150	7,819	—	—	959,280
Leasing	467,644	1,235,563	—	28,602	—	—	—	1,731,809
Consumer	1,851,329	3,830,035	290,048	218,190	696,132	4,743	77,691	6,968,168
Mortgage	573,661	2,158,855	149,757	3,975,801	70,677	771,451	16	7,700,218
Subtotal loans	8,844,011	13,342,383	4,805,253	5,489,923	1,621,235	829,608	136,859	35,069,272
Total earning assets	$24,376,779	$27,636,972	$4,814,542	$7,635,843	$1,624,666	$829,608	$136,859	$67,055,269

Note: Equity securities available-for-sale and other investment securities, including Federal Reserve Bank stock and Federal Home Loan Bank stock held by the Corporation, are not included in this table. Loans held-for-sale have been allocated according to the expected sale date.

Trading

The Corporation engages in trading activities in the ordinary course of business at its subsidiaries, BPPR and Popular Securities. Popular Securities' trading activities consist primarily of market-making activities to meet expected customers' needs related to its retail brokerage business, and purchases and sales of U.S. Government and government sponsored securities with the objective of realizing gains from expected short-term price movements. BPPR's trading activities consist primarily of holding U.S. Government sponsored mortgage-backed securities classified as "trading" and hedging the related market risk with "TBA" (to-be-announced) market transactions. The objective is to derive spread income from the portfolio and not to benefit from short-term market movements. In addition, BPPR uses forward contracts or TBAs to hedge its securitization pipeline. Risks related to variations in interest rates and market volatility are hedged with TBAs that have characteristics similar to that of the forecasted security and its conversion timeline.

At December 31, 2023, the Corporation held trading securities with a fair value of $32 million, representing approximately 0.05% of the Corporation's total assets, compared with $28 million and 0.04%, respectively, at December 31, 2022. As shown in Table 15, the trading portfolio consists principally of mortgage-backed securities and U.S. Treasuries, which at December 31, 2023 were investment grade securities.

Table 15 - Trading Portfolio

| | December 31, 2023 | | December 31, 2022 | |
| | | Weighted Average | | Weighted Average |
(Dollars in thousands)	Amount	Yield[1]	Amount	Yield[1]
Mortgage-backed securities	$14,373	5.69%	$14,223	5.79%
U.S. Treasury securities	16,859	4.29	13,069	3.26
Collateralized mortgage obligations	98	5.21	160	5.51
Puerto Rico government obligations	71	0.91	64	0.45
Interest-only strips	167	12.00	207	12.00
Total	$31,568	4.96%	$27,723	4.63%

[1] Not on a taxable equivalent basis.

The Corporation's trading activities are limited by internal policies. For each of the two subsidiaries, the market risk assumed under trading activities is measured by the 5-day net value-at-risk ("VAR"), with a confidence level of 99%. The VAR measures the maximum estimated loss that may occur over a 5-day holding period, given a 99% probability.

The Corporation's trading portfolio had a 5-day VAR of approximately $0.3 million for the last week in December 31, 2023. There are numerous assumptions and estimates associated with VAR modeling, and actual results could differ from these assumptions and estimates. Backtesting is performed to compare actual results against maximum estimated losses, in order to evaluate model and assumptions accuracy.

In the opinion of management, the size and composition of the trading portfolio does not represent a significant source of market risk for the Corporation.

Derivatives

Derivatives may be used by the Corporation as part of its overall interest rate risk management strategy to minimize significant unexpected fluctuations in earnings and cash flows that are caused by interest rate volatility. Derivative instruments that the Corporation may use include, among others, interest rate caps, indexed options, and forward contracts. The Corporation does not use highly leveraged derivative instruments in its interest rate risk management strategy. Credit risk embedded in these transactions is reduced by requiring appropriate collateral from counterparties and entering into netting agreements whenever possible. All outstanding derivatives are recognized in the Corporation's Consolidated Statements of Condition at their fair value. Refer to Note 26 to the Consolidated Financial Statements for further information on the Corporation's involvement in derivative instruments and hedging activities.

Foreign Exchange

The Corporation holds an interest in BHD León in the Dominican Republic, which is an investment accounted for under the equity method. The Corporation's carrying value of the equity interest in BHD León approximated $ 225.9 million at December 31, 2023. This business is conducted in the country's foreign currency. The resulting foreign currency translation adjustment, from operations for which the functional currency is other than the U.S. dollar, is reported in accumulated other comprehensive income (loss) in the consolidated statements of condition, except for highly-inflationary environments in which the effects would be included in the consolidated statements of operations. At December 31, 2023, the Corporation had approximately $ 65 million in an unfavorable foreign currency translation adjustment as part of accumulated other comprehensive income (loss), compared with an unfavorable adjustment of $ 57 million at December 31, 2022 and $ 67 million at December 31, 2021.

Liquidity

The objective of effective liquidity management is to ensure that the Corporation has sufficient liquidity to meet all of its financial obligations, finance expected future growth, fund planned capital distributions and maintain a reasonable safety margin for cash needs under both normal and stressed market conditions. The Board of Directors is responsible for establishing the Corporation's tolerance for liquidity risk, including approving relevant risk limits and policies. The Board of Directors has delegated the monitoring of these risks to the Board's Risk Management Committee and the Asset/Liability Management Committee. The management of liquidity risk, on a long-term and day-to-day basis, is the responsibility of the Corporate Treasury Division. The Corporation's Corporate Treasurer is responsible for implementing the policies and procedures approved by the Board of Directors and for monitoring the Corporation's liquidity position on an ongoing basis. Also, the Corporate Treasury Division coordinates corporate wide liquidity management strategies and activities with the reportable segments, oversees policy breaches and manages the escalation process. The Financial and Operational

Risk Management Division is responsible for the independent monitoring and reporting of adherence with established policies.

An institution's liquidity may be pressured if, for example, it experiences a sudden and unexpected substantial cash outflow due deposit outflows, whether due to a loss of confidence by depositors, or other reasons, including exogenous events such as the COVID-19 pandemic, a downgrading of its credit rating, or some other event that causes counterparties to avoid exposure to the institution. Factors that the Corporation does not control, such as the economic outlook, adverse ratings of its principal markets, perceptions of the financial services industry and regulatory changes, could also affect its ability to obtain funding.

The Corporation has adopted policies and limits to monitor the Corporation's liquidity position and that of its banking subsidiaries. Additionally, contingency funding plans are used to model various stress events of different magnitudes and affecting different time horizons that assist management in evaluating the size of the liquidity buffers needed if those stress events occur. However, such models may not predict accurately how the market and customers might react to every event, and are dependent on many assumptions.

Deposits, including customer deposits, brokered deposits and public funds deposits, continue to be the most significant source of funds for the Corporation, funding 90% of the Corporation's total assets at December 31, 2023 and 91% at December 31, 2022. The ratio of total ending loans to deposits was 55% at December 31, 2023 and 52% at December 31, 2022. In addition to traditional deposits, the Corporation maintains

borrowing arrangements, which amounted to approximately $1.1 billion in outstanding balances at December 31, 2023 (December 31, 2022 - $1.4 billion). A detailed description of the Corporation's borrowings, including their terms, is included in Note 17 to the Consolidated Financial Statements. Also, the Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements provide information on the Corporation's cash inflows and outflows.

The following sections provide further information on the Corporation's major funding activities and needs, as well as the risks involved in these activities.

Banking Subsidiaries

Primary sources of funding for the Corporation's banking subsidiaries (BPPR and PB or, collectively, "the banking subsidiaries") include retail, commercial and public sector deposits, brokered deposits, unpledged investment securities, mortgage loan securitization and, to a lesser extent, loan sales. In addition, the Corporation maintains borrowing facilities with the FHLB and at the discount window of the Federal Reserve Bank of New York (the "FRB") and has a considerable amount of collateral pledged that can be used to raise funds under these facilities.

During the fourth quarter of 2023 the Corporation had no material incremental use of its available liquidity sources. At December 31, 2023, the Corporation's available liquidity increased to $19.5 billion from $17.0 billion on December 31, 2022. The liquidity sources of the Corporation at December 31, 2023 are presented in Table 16:

Table 16 - Liquidity Sources

(In thousands)	December 31, 2023 BPPR	December 31, 2023 Popular U.S.	December 31, 2023 Total	December 31, 2022 BPPR	December 31, 2022 Popular U.S.	December 31, 2022 Total
Unpledged securities and unused funding sources:						
Money market (excess funds at the Federal Reserve Bank)	$ 5,516,636	$1,475,143	$ 6,991,779	$ 5,240,100	$ 367,966	$ 5,608,066
Unpledged securities	4,212,480	347,791	4,560,271	7,494,189	326,599	7,820,788
FHLB borrowing capacity	2,157,685	1,341,329	3,499,014	1,389,579	722,005	2,111,584
Discount window of the Federal Reserve Bank borrowing capacity	2,605,674	1,818,946	4,424,620	1,090,308	329,385	1,419,693
Total available liquidity	$14,492,475	$4,983,209	$19,475,684	$15,214,176	$1,745,955	$16,960,131

Refer to Note 17 to the Consolidated Financial Statements for additional information of the Corporation's borrowing facilities available through its banking subsidiaries.

The principal uses of funds for the banking subsidiaries include loan originations, investment portfolio purchases, loan purchases and repurchases, repayment of outstanding obligations (including deposits), advances on certain serviced portfolios and operational expenses. Also, the banking

subsidiaries assume liquidity risk related to collateral posting requirements for certain activities mainly in connection with contractual commitments, recourse provisions, servicing advances, derivatives and credit card licensing agreements.

The banking subsidiaries maintain sufficient funding capacity to address large increases in funding requirements such as deposit outflows. The Corporation has established liquidity guidelines that require the banking subsidiaries to have sufficient liquidity to cover all short-term borrowings and a portion of deposits.

The Corporation's ability to compete successfully in the marketplace for deposits, excluding brokered deposits, depends on various factors, including pricing, service, convenience and financial stability as reflected by operating results and financial condition, credit ratings (by nationally recognized credit rating agencies), customer confidence, and importantly, FDIC deposit insurance coverage. Deposits at all of the Corporation's banking subsidiaries are federally insured (subject to FDIC limits) and this is expected to mitigate the potential effect of the aforementioned risks.

Deposits are a key source of funding. Refer to Table 8 for a breakdown of deposits by major types. Core deposits are generated from a large base of consumer, corporate and public sector customers. Core deposits include certificate of deposit under $250,000, all interest-bearing transactional deposit accounts, non-interest bearing deposits, and savings deposits. Core deposits exclude brokered deposits and certificates of deposit over $250,000. Core deposits, excluding P.R. public funds that are fully collateralized, have historically provided the Corporation with a sizable source of relatively stable and low-cost funds. P.R. public funds, while linked to market interest rates, provide a stable source of funding with an attractive earnings spread. Core deposits totaled $59.0 billion, or 93% of total deposits, at December 31, 2023, compared with $57.6 billion, or 94% of total deposits, at December 31, 2022. Core deposits financed 88% of the Corporation's earning assets at December 31, 2023, compared with 90% at December 31, 2022.

The distribution by maturity of certificates of deposit with denominations of $250,000 and over at December 31, 2023 is presented in the table that follows:

Table 17 - Distribution by Maturity of Certificates of Deposit of $250,000 and Over

(In thousands)	
3 months or less	$2,025,571
Over 3 to 12 months	630,145
Over 1 year to 3 years	225,165
Over 3 years	177,949
Total	$3,058,830

For the years ended December 31, 2023 and 2022, average deposits, including brokered deposits, represented 92% of average earning assets. Table 18 summarizes average deposits for the past three years.

Table 18 - Average Total Deposits

	For the years ended December 31,	
(In thousands)	2023	2022
Non-interest bearing demand deposits	$15,307,152	$16,093,704
Savings accounts	15,265,784	16,242,457
NOW, money market and other interest bearing demand accounts	24,208,570	25,539,909
Certificates of deposit	7,764,974	6,840,334
Total interest bearing deposits	47,239,328	48,622,700
Total average deposits	$62,546,480	$64,716,404

The Corporation had $1.7 billion in brokered deposits at December 31, 2023, which financed approximately 2% of its total assets (December 31, 2022 - $1.1 billion and 2%, respectively). In the event that any of the Corporation's banking subsidiaries' regulatory capital ratios fall below those required by a well-capitalized institution or are subject to capital restrictions by the regulators, that banking subsidiary faces the risk of not being able to raise or maintain brokered deposits and faces limitations on the rate paid on deposits, which may hinder the Corporation's ability to effectively compete in its retail markets and could affect its deposit raising efforts.

Deposits from the public sector represent an important source of funds for the Corporation. As of December 31, 2023, total public sector deposits were $18.1 billion, compared to $15.8 billion at December 31, 2022. Generally, these deposits require that the bank pledge high credit quality securities as collateral; therefore, liquidity risks arising from public sector deposit outflows are lower given that the bank receives its collateral in return. This, now unpledged, collateral can either be financed via repurchase agreements or sold for cash. However, there are some timing differences between the time the deposit outflow occurs and when the bank receives its collateral. Additionally, the Corporation mainly utilizes fixed-rate U.S. Treasury debt securities as collateral. While these securities have limited credit risk, they are subject to market value risk based on changes in the interest rate environment. When interest rates increase, the value of this collateral decreases and could result in the Corporation having to provide additional collateral to cover the same amount of deposit liabilities. This additional collateral could reduce unpledged securities otherwise available as liquidity sources to the Corporation.

At December 31, 2023, management believes that the banking subsidiaries had sufficient current and projected liquidity sources to meet their anticipated cash flow obligations, as well as special needs and off-balance sheet commitments, in the ordinary course of business and have sufficient liquidity resources to address a stress event. Although the banking subsidiaries have historically been able to replace maturing deposits and advances, no assurance can be given that they would be able to replace those funds in the future if the Corporation's financial condition or general market conditions were to deteriorate. The Corporation's financial flexibility will be severely constrained if the banking subsidiaries are unable to maintain access to funding or if adequate financing is not available to accommodate future financing needs at acceptable interest rates. The banking subsidiaries also are required to deposit cash or qualifying securities to meet margin requirements on repurchase agreements and other collateralized borrowing facilities. To the extent that the value of securities previously pledged as collateral declines because of market changes, the Corporation will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity. Finally, if management is required to rely more heavily on more expensive funding sources to meet its future growth, revenues may not increase proportionately to cover costs. In this case, profitability would be adversely affected.

The Corporation monitors uninsured deposits under applicable FDIC regulations. Additionally, the Corporation monitors accounts with balances over $250,000. While the Corporation has a diverse deposit base from retail, commercial, corporate and government clients, as well as wholesale funding sources such as brokered deposits, it considers balance in excess of $250,000 to have a higher potential liquidity risk. Table 19 reflects the aggregate balance in deposit accounts in excess of $250,000, including collateralized public funds and deposits outside of the U.S. and its territories. Collateralized public funds, as presented in Table 19, represent public deposit balances from governmental entities in the U.S. and its territories, including Puerto Rico and the United States Virgin Islands, that are collateralized based on such jurisdictions' applicable collateral requirements. On December 31, 2023, deposits with balances in excess of $250,000, excluding foreign deposits (mainly deposits in the British Virgin Islands) intercompany deposits and collateralized public funds, were $10.6 billion or 20% at BPPR and $2.6 billion or 23% at Popular U.S., compared to available liquidity sources of $14.5 billion at BPPR and $5.0 billion at Popular U.S.

Table 19 - Deposits

	31-Dec-23					
(Dollars in thousands)	BPPR	% of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
Deposits:						
Deposits balances under $250,000 [1]	$23,683,475	45%	$ 7,760,363	69%	$31,443,838	49%
Transactional deposits balances over $250,000	8,632,491	16%	2,230,978	20%	10,863,469	17%
Time deposits balances over $250,000	1,926,005	4%	361,315	3%	2,287,320	4%
Uninsured foreign deposits	418,334	1%	–	–%	418,334	1%
Collateralized public funds	18,313,612	34%	291,670	3%	18,605,282	29%
Intercompany deposits	159,163	–%	626,312	5%	–	–%
Total deposits	$53,133,080	100%	$11,270,638	100%	$63,618,243	100%

[1] Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

| | | 31-Dec-22 | | | | |
(Dollars in thousands)	BPPR	% of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
Deposits						
Deposits balances under $250,000 [1]	$24,505,697	46%	$5,231,417	60%	$29,737,114	49%
Transactional deposits balances over $250,000	9,957,877	19%	2,674,841	31%	12,632,718	21%
Time deposits balances over $250,000	1,920,455	4%	167,067	2%	2,087,522	3%
Uninsured foreign deposits	425,855	1%	–	–%	425,855	1%
Collateralized public funds	16,233,342	31%	110,676	1%	16,344,018	27%
Intercompany deposits	135,172	–%	482,167	6%	–	–%
Total deposits	$53,178,398	100%	$8,666,168	100%	$61,227,227	100%

[1] Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

Bank Holding Companies

The principal sources of funding for the BHCs, which are Popular, Inc. (holding company only) and PNA, include cash on hand, investment securities, dividends received from banking and non-banking subsidiaries, asset sales, credit facilities available from affiliate banking subsidiaries and proceeds from potential securities offerings. Dividends from banking and non-banking subsidiaries are subject to various regulatory limits and authorization requirements that are further described below and that may limit the ability of those subsidiaries to act as a source of funding to the BHCs.

The principal use of these funds includes the repayment of debt, and interest payments to holders of senior debt and junior subordinated deferrable interest (related to trust preferred securities), the payment of dividends to common stockholders, repurchases of the Corporation's securities and capitalizing its banking subsidiaries.

The outstanding balance of notes payable at the BHCs amounted to $592 million at December 31, 2023 and $497 million at December 31, 2022.

The contractual maturities of the BHCs notes payable at December 31, 2023 are presented in Table 20.

Table 20 - Distribution of BHC's Notes Payable by Contractual Maturity

Year	(In thousands)
2028	$393,937
Later years	198,346
Total	$592,283

As of December 31, 2023, the BHCs had cash and money markets investments totaling $388 million and borrowing potential of $222 million from its secured facility with BPPR. The BHCs' liquidity position continues to be adequate with sufficient cash on hand, investments and other sources of liquidity which are expected to be enough to meet all interest payments and dividend obligations during the foreseeable future. On March 13, 2023, the Corporation issued $400 million aggregate principal amount of 7.25% Senior Notes due 2028 (the "Notes") in an underwritten public offering. The Corporation used a portion of the net proceeds of the 2028 Notes to redeem, on August 14, 2023, the outstanding $300 million aggregate principal amount of its outstanding 6.125% Senior Notes which were due on September 2023. Additionally, the Corporation's latest quarterly dividend was $0.62 per share or approximately $45 million per quarter.

The BHCs have in the past borrowed in the corporate debt market primarily to finance their non-banking subsidiaries and refinance debt obligations. These sources of funding are more costly due to the fact that two out of the three principal credit rating agencies rate the Corporation below "investment grade", which affects the Corporation's cost and ability to raise funds in the capital markets. Factors that the Corporation does not control, such as the economic outlook, interest rate volatility, inflation, disruptions in the debt market, among others, could also affect its ability to obtain funding. The Corporation has an automatic shelf registration statement filed and effective with the Securities and Exchange Commission, which permits the Corporation to issue an unspecified amount of debt or equity securities.

Non-Banking Subsidiaries

The principal sources of funding for the non-banking subsidiaries include internally generated cash flows from operations, loan sales, repurchase agreements, capital injections and borrowed funds from their direct parent companies or the holding companies. The principal uses of funds for the non-banking subsidiaries include repayment of maturing debt, operational expenses and payment of dividends to the BHCs. The liquidity needs of the non-banking subsidiaries are minimal since most of them are funded internally from operating cash flows or from intercompany borrowings or capital contributions from their holding companies.

Dividends

During the year ended December 31, 2023, the Corporation declared cash dividends of $2.27 per common share outstanding ($163.7 million in the aggregate). The dividends for the Corporation's Series A preferred stock amounted to $1.4 million. During the year ended December 31, 2023, the BHCs received dividends amounting to $200 million from BPPR, $50 million from PNA, $14 million from PIBI and $8 million from its non-banking subsidiaries. In addition, during the year ended December 31, 2023, Popular International Bank Inc., wholly owned subsidiary of Popular, Inc., received $14.1 million in cash dividends and $2.1 million in stock dividends from its investment in BHD. Dividends from BPPR constitute Popular, Inc.'s primary source of liquidity.

Other Funding Sources and Capital

In addition to cash reserves held at the FRB that totaled $ 7.0 billion at December 31, 2023, the debt securities portfolio provides an additional source of liquidity, which may be realized through either securities sales, collateralized borrowings or repurchase agreements. The Corporation's debt securities portfolio consists primarily of liquid U.S. government debt securities, U.S. government sponsored agency debt securities, U.S. government sponsored agency mortgage-backed securities, and U.S. government sponsored agency collateralized mortgage obligations that can be used to raise funds in the repo markets. The availability of the repurchase agreement would be subject to having sufficient unpledged collateral available at the time the transactions are to be consummated, in addition to overall liquidity and risk appetite of the various counterparties. In 2023, BPPR became an approved counterparty in the Federal Reserve's Standing Repo Facility. This allows approved counterparties to participate in daily auctions with the Standing Repo Facility for up to $500 billion in aggregate of overnight financing using U.S. Treasuries and Agency MBS as collateral. The Corporation's unpledged debt securities amounted to $ 4.6 billion at December 31, 2023 and $ 7.8 billion at December 31, 2022. A substantial portion of these debt securities could be used to raise financing in the U.S. money markets or from secured lending sources, subject to changes in their fair market value and customary adjustments (haircuts).

Additional liquidity may be provided through loan maturities, prepayments and sales. The loan portfolio can also be used to obtain funding in the capital markets. In particular, mortgage loans and some types of consumer loans, have secondary markets which the Corporation could use.

Off-Balance Sheet arrangements and other commitments

In the ordinary course of business, the Corporation engages in financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different than the full contract or notional amount of the transaction. As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These commitments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval process used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. Refer to Note 24 to the Consolidated Financial Statements for information on the Corporation's commitments to extent credit and other non-credit commitments.

Other types of off-balance sheet arrangements that the Corporation enters in the ordinary course of business include derivatives, operating leases and provision of guarantees, indemnifications, and representation and warranties. Refer to Note 33 to the Consolidated Financial Statements for information on operating leases and to Note 23 to the Consolidated Financial Statements for a detailed discussion related to the Corporation's obligations under credit recourse and representation and warranties arrangements.

The Corporation monitors its cash requirements, including its contractual obligations and debt commitments.

FDIC Special Assessments

On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule that imposes a special assessment (the "FDIC Special Assessment") to recover the losses to the deposit insurance fund ("DIF") resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of several failed banks.

Under the final rule, the assessment base for the special assessment is equal to an insured depository institution's ("IDI") estimated uninsured deposits, as reported in the IDI's December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. For a holding company that has more than one IDI subsidiary, such as Popular, the $5 billion exclusion is allocated among the company's IDI subsidiaries in proportion to each IDI's estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.35 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In their December 31, 2022 Call Reports, BPPR and PB reported estimated uninsured deposits of approximately $28.1 billion, including $16.2 billion in fully collateralized public sector deposits, and $3.5 billion, respectively. The Corporation recorded an expense of $71.4 million, $45.3 million net of tax, in the fourth quarter of 2023, representing the full amount of the assessment.

By statute, the FDIC is required to recover the loss arising from the use of a systemic risk determination through one or more special assessments. As of December 31, 2023, the FDIC's loss estimate described in the final rule had increased by approximately $4.1 billion to $20.4 billion, or approximately 25%. The exact amount of losses will be determined when the FDIC terminates the related receiverships considered in the final rule. Accordingly, the special assessment amount and collection period may change as the estimated loss is periodically adjusted or if the total amount collected varies. If the most recent increase in the FDIC's estimate remains unchanged and is assessed in the same manner, the Corporation estimates that the incremental expense for the FDIC Special Assessment could be approximately $18 million.

Financial information of guarantor and issuers of registered guaranteed securities

The Corporation (not including any of its subsidiaries, "PIHC") is the parent holding company of Popular North America "PNA" and has other subsidiaries through which it conducts its financial services operations. PNA is an operating, 100% subsidiary of Popular, Inc. Holding Company ("PIHC") and is the holding company of its wholly-owned subsidiaries: Equity One, Inc. and PB, including PB's wholly-owned subsidiaries Popular Equipment Finance, LLC, Popular Insurance Agency, U.S.A., and E-LOAN, Inc.

PNA has issued junior subordinated debentures guaranteed by PIHC (together with PNA, the "obligor group") purchased by statutory trusts established by the Corporation. These debentures were purchased by the statutory trust using the proceeds from trust preferred securities issued to the public (referred to as "capital securities"), together with the proceeds of the related issuances of common securities of the trusts.

PIHC fully and unconditionally guarantees the junior subordinated debentures issued by PNA. PIHC's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts to the holders of the applicable capital securities or by causing the applicable trust to pay such amounts to such holders. Each guarantee does not apply to any payment of distributions by the applicable trust except to the extent such trust has funds available for such payments. If PIHC does not make interest payments on the debentures held by such trust, such trust will not pay distributions on the applicable capital securities and will not have funds available for such payments. PIHC's guarantee of PNA's junior subordinated debentures is unsecured and ranks subordinate and junior in right of payment to all the PIHC's other liabilities in the same manner as the applicable debentures as set forth in the applicable indentures; and equally with all other guarantees that the PIHC issues. The guarantee constitutes a guarantee of

payment and not of collection, which means that the guaranteed party may sue the guarantor to enforce its rights under the respective guarantee without suing any other person or entity.

The principal sources of funding for PIHC and PNA have included dividends received from their banking and non-banking subsidiaries, asset sales and proceeds from the issuance of debt and equity. As further described below, in the Risk to Liquidity section, various statutory provisions limit the amount of dividends an insured depository institution may pay to its holding company without regulatory approval.

The following summarized financial information presents the financial position of the obligor group, on a combined basis at December 31, 2023 and December 31, 2022, and the results of their operations for the years ended December 31, 2023 and December 31, 2022. Investments in and equity in the earnings from the other subsidiaries and affiliates that are not members of the obligor group have been excluded.

The summarized financial information of the obligor group is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated. The obligor group's amounts due from, amounts due to and transactions with subsidiaries and affiliates have been presented in separate line items, if they are material. In addition, related parties transactions are presented separately.

Table 21 - Summarized Statement of Condition

(In thousands)	December 31, 2023	December 31, 2022
Assets		
Cash and money market investments	$ 388,025	$ 203,083
Investment securities	29,973	24,815
Accounts receivables from non-obligor subsidiaries	14,469	16,853
Other loans (net of allowance for credit losses of $51 (2022 - $370))	26,906	27,826
Investment in equity method investees	5,265	5,350
Other assets	51,315	45,278
Total assets	$ 515,953	$ 323,205
Liabilities and Stockholders' deficit		
Accounts payable to non-obligor subsidiaries	$ 7,023	$ 3,709
Notes payable	592,283	497,428
Other liabilities	114,660	112,847
Stockholders' deficit	(198,013)	(290,779)
Total liabilities and stockholders' deficit	$ 515,953	$ 323,205

Table 22 - Summarized Statement of Operations

	For the years ended	
(In thousands)	December 31, 2023	December 31, 2022
Income:		
Dividends from non-obligor subsidiaries	$208,000	$458,000
Interest income from non-obligor subsidiaries and affiliates	15,579	705
(Losses) earnings from investments in equity method investees	(84)	15,688
Other operating income	4,664	145,295
Total income	$228,159	$619,688
Expenses:		
Services provided by non-obligor subsidiaries and affiliates (net of reimbursement by subsidiaries for services provided by parent of $215,479 (2022 - $222,935))	$ 13,513	$ 18,467
Other operating expenses	34,978	23,607
Total expenses	$ 48,491	$ 42,074
Net income	$179,668	$577,614

During the year ended December 31, 2023, the obligor group recorded in aggregate $64.0 million of dividend distributions from non-obligor subsidiaries which were recorded as a reduction to the investment (2022 - $72.0 million). During the year ended December 31, 2022, the Obligor group recorded $1.5 million of distributions from its direct equity method investees.

In addition, during the year ended December 31, 2022, the Obligor group recorded $228.1 million in proceeds from the sale of two of its direct equity method investees.

Risks to Liquidity

Total lines of credit outstanding, or available borrowing capacity under lines of credit are not necessarily a measure of the total credit available on a continuing basis. Some of these lines could be subject to collateral requirements, changes to the value of the collateral, standards of creditworthiness, leverage ratios and other regulatory requirements, among other factors. Derivatives, such as those embedded in long-term repurchase transactions or interest rate swaps, and off-balance sheet exposures, such as recourse, performance bonds or credit card arrangements, are subject to collateral requirements. As their fair value increases, the collateral requirements may increase, thereby reducing the balance of unpledged securities.

The importance of the Puerto Rico market for the Corporation is an additional risk factor that could affect its financing activities. In the case of a deterioration in economic and fiscal conditions in Puerto Rico, the credit quality of the Corporation could be affected and result in higher credit costs.

Refer to the Geographic and Government Risk section of this MD&A for some highlights on the current status of the Puerto Rico economy and the ongoing fiscal crisis.

Factors that the Corporation does not control, such as the economic outlook and credit ratings of its principal markets and regulatory changes, could also affect its ability to obtain funding. In order to prepare for the possibility of such scenario, management has adopted contingency plans for raising financing under stress scenarios when important sources of funds that are usually fully available are temporarily unavailable. These plans call for using alternate funding mechanisms, such as the pledging of certain asset classes and accessing secured credit lines and loan facilities put in place with the FHLB and the FRB. The Corporation is subject to positive tangible capital requirements to utilize secured loan facilities with the FHLB that could result in a limitation of borrowing amounts or maturity terms, even if the Corporation exceeds well-capitalized regulatory capital levels.

The credit ratings of Popular's debt obligations are a relevant factor for liquidity because they impact the Corporation's ability to borrow in the capital markets, its cost and access to funding sources. Credit ratings are based on the financial strength, credit quality and concentrations in the loan portfolio, the level and volatility of earnings, capital adequacy, the quality of management, geographic concentration in Puerto Rico, the liquidity of the balance sheet, the availability of a significant base of core retail and commercial deposits, and the Corporation's ability to access a broad array of wholesale funding sources, among other factors.

Furthermore, various statutory provisions limit the amount of dividends an insured depository institution may pay to its holding company without regulatory approval. A member bank must obtain the approval of the Federal Reserve Board for any dividend, if the total of all dividends declared by the member bank during the calendar year would exceed the total of its net income for that year, combined with its retained net income for the preceding two years, after considering those years' dividend activity, less any required transfers to surplus or to a fund for the retirement of any preferred stock. During the year ended December 31, 2023, BPPR declared cash dividends of $200 million. At December 31, 2023, BPPR can declare a dividend of approximately $387 million without prior approval of the Federal Reserve Board due to its retained income, declared dividend activity and transfers to statutory reserves over the measurement period. In addition, a member bank may not declare or pay a dividend in an amount greater than its undivided profits as reported in its Report of Condition and Income, unless the member bank has received the approval of the Federal Reserve Board. A member bank also may not permit any portion of its permanent capital to be withdrawn unless the withdrawal has been approved by the Federal Reserve Board. Pursuant to these requirements, PB may not declare or pay a dividend without the prior approval of the Federal Reserve Board and the NYSDFS. The ability of a bank subsidiary to up-stream dividends to its BHC could thus be impacted by its financial performance and capital, including tangible and regulatory capital, thus potentially limiting the amount of cash moving up to the BHCs from the banking subsidiaries. This could, in turn, affect the BHCs ability to declare dividends on its outstanding common and preferred stock, repurchase its securities or meet its debt obligations, for example.

The Corporation's banking subsidiaries have historically not used unsecured capital market borrowings to finance its operations, and therefore are less sensitive to the level and changes in the Corporation's overall credit ratings.

Obligations Subject to Rating Triggers or Collateral Requirements

The Corporation's banking subsidiaries currently do not issue unsecured senior debt, as these banking subsidiaries are funded primarily with deposits and secured borrowings. The banking subsidiaries had $7.8 million in deposits at December 31, 2023 that are subject to rating triggers.

In addition, certain mortgage servicing and custodial agreements that BPPR has with third parties include rating covenants. In the event of a credit rating downgrade, the third parties have the right to require the institution to engage a substitute cash custodian for escrow deposits and/or increase collateral levels securing the recourse obligations. Also, as discussed in Note 23 to the Consolidated Financial Statements, the Corporation services residential mortgage loans subject to credit recourse provisions. Certain contractual agreements require the Corporation to post collateral to secure such recourse obligations if the institution's required credit ratings are not maintained. Collateral pledged by the Corporation to secure recourse obligations amounted to approximately $27.1 million at December 31, 2023. The Corporation could be required to post additional collateral under the agreements. Management expects that it would be able to meet additional collateral requirements if and when needed. The requirements to post collateral under certain agreements or the loss of escrow deposits could reduce the Corporation's liquidity resources and impact its operating results.

Credit Risk
Geographic and Government Risk

The Corporation is exposed to geographic and government risk. The Corporation's assets and revenue composition by geographical area and by business segment reporting are presented in Note 37 to the Consolidated Financial Statements.

Commonwealth of Puerto Rico

A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico ("Puerto Rico"), which has faced severe economic and fiscal challenges in the past and may face additional challenges in the future.

Economic Performance.

Puerto Rico's economy suffered a severe and prolonged recession from 2007 to 2017, with real gross national product ("GNP") contracting approximately 15% during this period. In 2017, Hurricane María caused significant damage and destruction across the island, resulting in further economic contraction. Puerto Rico's economy has been gradually recovering since 2018, in part aided by the large amount of federal disaster relief and recovery assistance funds injected into the Puerto Rico economy in connection with Hurricane María and other recent natural disasters. This growth was interrupted by the economic shock caused by the COVID-19 pandemic in 2020, but has since resumed, in part aided by additional federal assistance from pandemic-related stimulus measures.

The latest Puerto Rico Economic Activity Index, published by the Economic Development Bank for Puerto Rico (the "Economic Activity Index"), reflected a 5.9% year-over-year increase and a 0.2% month-over-month decrease in November 2023. The Economic Activity Index is a coincident indicator of ongoing economic activity but not a direct measurement of real GNP. The Puerto Rico Planning Board estimates that Puerto Rico's real GNP grew 0.8% during fiscal year 2023 (July 2022-June 2023) and projects 1.8% real GNP growth for fiscal year 2024 (July 2023-June-2024).

While the Puerto Rico economy has not directly tracked the United States economy in recent years, many of the external factors that impact the Puerto Rico economy are affected by the policies and performance of the United States economy. These external factors include the level of interest rates and the rate of inflation. Inflation in the United States, as measured by the United States Consumer Price Index (published by the U.S. Bureau of Labor Statistics), increased 3.4% during the 12-month period ended December 2023. Inflation in Puerto Rico, as measured by the Puerto Rico Consumer Price Index (published by the Department of Labor and Human Resources of Puerto Rico), increased 2.0% during the 12-month period ended December 2023. The rate of inflation gradually decreased from a mid-2022 peak, as the Federal Reserve implemented a series of benchmark interest rate increases.

Fiscal Challenges.

As the Puerto Rico economy contracted, the government's public debt rose rapidly, in part from borrowing to cover deficits to pay debt service, pension benefits and other government expenditures. By 2016, the Puerto Rico government had over $120 billion in combined debt and unfunded pension liabilities, had lost access to the capital markets, and was in the midst of a fiscal crisis.

Puerto Rico's escalating fiscal and economic challenges and imminent widespread defaults in its public debt prompted the U.S. Congress to enact the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") in June 2016. PROMESA created the "Oversight Board" with ample powers over Puerto Rico's fiscal and economic affairs and those of its public corporations, instrumentalities and municipalities (collectively, "PR Government Entities"). Pursuant to PROMESA, the Oversight Board will be in place until market access is restored and balanced budgets are produced for at least four consecutive years. PROMESA also established two mechanisms for the restructuring of the obligations of PR Government Entities: (a) Title III, which provides an in-court process that incorporates many of the powers and provisions of the U.S. Bankruptcy Code and permits adjustment of a broad range of obligations, and (b) Title VI, which provides for a largely out-of-court process through which modifications to financial debt can be accepted by a supermajority of creditors and bind holdouts.

Since 2017, Puerto Rico and several of its instrumentalities have availed themselves of the debt restructuring mechanisms of Titles III and VI of PROMESA. The Puerto Rico government emerged from Title III of PROMESA in March 2022. Several instrumentalities, including Government Development Bank for Puerto Rico, the Puerto Rico Sales Tax Financing Corporation, the Puerto Rico Highways and Transportation Authority, and the Puerto Rico Industrial Development Company, have also completed debt restructurings under Titles III or VI of PROMESA. While the majority of the debt has already been restructured, some PR Government Entities still face significant fiscal challenges. For example, the Puerto Rico Electric Power Authority is still in the process of restructuring its debts under Title III of PROMESA.

Municipalities.
Puerto Rico's fiscal and economic challenges have also adversely impacted its municipalities. Budgetary subsidies to municipalities have gradually declined in recent years and were scheduled to be ultimately eliminated by fiscal year 2025 as part of the fiscal measures required by the Oversight Board. However, over the past years, the Oversight Board has authorized and funded new appropriations and investments to offset the decline in intergovernmental transfers to municipalities. Beyond those sources of alternate funding, municipalities have also received significant federal disaster and COVID-relief funding in recent years. According to the latest Puerto Rico fiscal plan certified by the Oversight Board, taken together, the funding available to municipalities in the near-term is substantial. The fiscal plan notes, however, that the desired progress to achieve fiscal discipline and implement critical reforms has not been achieved, and that municipalities must work with the Executive branch to analyze the financial needs of each individual municipality and focus on the

necessary enhancements in municipal shared services and other municipal and government initiatives. Pursuant to the fiscal plan, once the transformational measures and milestones related to these initiatives are achieved, additional funding from the central government may be made available to municipalities to improve fiscal sustainability.

Municipalities are subject to PROMESA and, at the Oversight Board's request, are required to submit fiscal plans and annual budgets to the Oversight Board for its review and approval. They are also required to seek Oversight Board approval to issue, guarantee or modify their debts and to enter into contracts with an aggregate value of $10 million or more. With the Oversight Board's approval, municipalities are also eligible to avail themselves of the debt restructuring processes provided by PROMESA. To date, however, no municipality has been subject to any such debt restructuring process.

Exposure of the Corporation
The credit quality of BPPR's loan portfolio reflects, among other things, the general economic conditions in Puerto Rico and other adverse conditions affecting Puerto Rico consumers and businesses. Deterioration in the Puerto Rico economy has resulted in the past, and could result in the future, in higher delinquencies, greater charge-offs and increased losses, which could materially affect our financial condition and results of operations.

At December 31, 2023, the Corporation's direct exposure to PR Government Entities totaled $362 million, of which $333 million were outstanding, compared to $374 million at December 31, 2022, of which $327 million were outstanding. A deterioration in Puerto Rico's fiscal and economic situation could adversely affect the value of our Puerto Rico government obligations, resulting in losses to us. Of the amount outstanding, $314 million consists of loans and $19 million are securities ($302 million and $25 million, respectively, at

December 31, 2022). All of the Corporation's direct exposure outstanding at December 31, 2023 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged basic property tax or sales tax revenues. At December 31, 2023, 76% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Caguas. For additional discussion of the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities, refer to Note 24 – Commitments and Contingencies to the Consolidated Financial Statements.

In addition, at December 31, 2023, the Corporation had $238 million in loans insured or securities issued by Puerto Rico governmental entities, but for which the principal source of repayment is non-governmental ($251 million at December 31, 2022). These included $191 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a PR Government Entity (December 31, 2022 - $209 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had at December 31, 2023, $40 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default, and upon the satisfaction of certain other conditions (December 31, 2022 - $42 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by a deterioration in the fiscal and economic situation of PR Government Entities. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures, such as employee layoffs or furloughs or reductions in pension benefits, if the fiscal and economic situation deteriorates.

As of December 31, 2023, BPPR had $18.1 billion in deposits from the Puerto Rico government, its instrumentalities, and municipalities. The rate at which public deposit balances may decline is uncertain and difficult to predict. The amount and timing of any such reduction is likely to be impacted by, for example, the speed at which federal assistance is distributed and the financial condition, liquidity and cash management practices of such entities, as well as on the ability of BPPR to maintain these customer relationships.

The Corporation may also have direct exposure with regards to avoidance and other causes of action initiated by the Oversight Board on behalf of the Commonwealth or other Title III debtors. For additional information regarding such exposure, refer to Note 24 to the Consolidated Financial Statements.

United States Virgin Islands

The Corporation has operations in the United States Virgin Islands (the "USVI") and has credit exposure to USVI government entities.

The USVI has been experiencing a number of fiscal and economic challenges, which could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations. PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities.

To the extent that the fiscal condition of the USVI continues to deteriorate, the U.S. Congress or the Government of the USVI may enact legislation allowing for the restructuring of the financial obligations of USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

At December 31, 2023, the Corporation had approximately $28 million in direct exposure to USVI government entities (December 31, 2022 - $28 million).

British Virgin Islands

The Corporation has operations in the British Virgin Islands ("BVI"), which was negatively affected by the COVID-19 pandemic, particularly as a reduction in the tourism activity which accounts for a significant portion of its economy. Although the Corporation has no significant exposure to a single borrower in the BVI, at December 31, 2023, it has a loan portfolio amounting to approximately $205 million comprised of various retail and commercial clients, compared to a loan portfolio of $214 million at December 31, 2022.

U.S. Government

As further detailed in Notes 6 and 7 to the Consolidated Financial Statements, a substantial portion of the Corporation's investment securities represented exposure to the U.S. Government in the form of U.S. Government sponsored entities, as well as agency mortgage-backed and U.S. Treasury securities. In addition, $1.9 billion of residential mortgages, $9.2 million of SBA loans under the Paycheck Protection Program ("PPP") and $80 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2023 (compared to $1.6 billion, $38 million and $72 million, respectively, at December 31, 2022).

Non-Performing Assets

Non-performing assets ("NPAs") include primarily past-due loans that are no longer accruing interest, renegotiated loans, and real estate property acquired through foreclosure. A summary, including certain credit quality metrics, is presented in Table 23.

During 2023, the Corporation continued to reflect credit quality normalization. Non-performing loans ("NPLs") and net charge offs ("NCOs") continued below historical pre-pandemic averages. Consumer portfolios, however, reflected certain credit quality deterioration, particularly the personal loans and credit cards portfolios, with delinquencies and NCOs near or exceeding pre-pandemic levels. The auto loans portfolio also showed credit normalization, however, metrics remained below pre-pandemic levels. The commercial and mortgage portfolios continue to operate with historically low levels of NCOs and NPLs. We continue to closely monitor changes in the macroeconomic environment and on borrower performance given higher interest rates and inflationary pressures. However, management believes that the improvements over recent years in risk management practices and the risk profile of the Corporation's loan portfolios position Popular to continue to operate successfully under the current environment.

Total NPAs decreased by $91 million when compared with December 31, 2022. Total non-performing loans held-in-portfolio ("NPLs") decreased by $82 million from December 31, 2022. BPPR's NPLs decreased by $73 million, mainly driven by lower mortgage NPLs by $67 million. Popular U.S. NPLs decreased by $9 million from December 31, 2022, mainly driven by lower mortgage NPLs. At December 31, 2023, the ratio of NPLs to total loans held-in-portfolio was 1.0% compared to 1.4%, at December 31, 2022. Other real estate owned loans ("OREOs") decreased by $9 million. At December 31, 2023, NPLs secured by real estate amounted to $231 million in the Puerto Rico operations and $24 million in Popular U.S. These figures were $303 million and $33 million, respectively, at December 31, 2022.

The Corporation's commercial loan portfolio secured by real estate ("CRE") amounted to $10.6 billion at December 31, 2023, of which $3.1 billion was secured with owner occupied properties, compared with $9.9 billion and $3.1 billion, respectively, at December 31, 2022. CRE NPLs amounted to $48 million at December 31, 2023, compared with $54 million at December 31, 2022. The CRE NPL ratios for the BPPR and Popular U.S. segments were 0.86% and 0.13%, respectively, at December 31, 2023, compared with 1.04% and 0.12%, respectively, at December 31, 2022.

In addition to the NPLs included in Table 23, at December 31, 2023, there were $510 million of performing loans, mostly commercial loans, which in management's opinion, are currently subject to potential future classification as non-performing (December 31, 2022 - $374 million).

For the year ended December 31, 2023, total inflows of NPLs held-in-portfolio, excluding consumer loans, remained flat at $213 million, when compared to the inflows for the same period in 2022. Inflows of NPLs held-in-portfolio at the BPPR segment increased by $22 million compared to the same period in 2022, driven by higher commercial and construction inflows by $25 million and $9 million, respectively, in part offset by lower mortgage inflows by $12 million. Commercial increase incudes an $18 million inflow during the fourth quarter of 2023. Inflows of NPLs held-in-portfolio at the Popular U.S. segment decreased by $21 million from the same period in 2022, mainly driven by lower commercial inflows.

Table 23 - Non-Performing Assets

(Dollars in thousands)	December 31, 2023 BPPR	Popular U.S.	Popular, Inc.	December 31, 2022 BPPR	Popular U.S.	Popular, Inc.
Non-accrual loans:						
Commercial						
Commercial multi-family	$ 1,991	$ –	$ 1,991	$ 242	$ –	$ 242
Commercial real estate non-owner occupied	8,745	1,117	9,862	23,662	1,454	25,116
Commercial real estate owner occupied	29,430	6,274	35,704	23,990	5,095	29,085
Commercial and industrial	32,826	3,772	36,598	34,277	4,319	38,596
Total Commercial	72,992	11,163	84,155	82,171	10,868	93,039
Construction	6,378	–	6,378	–	–	–
Leasing	8,632	–	8,632	5,941	–	5,941
Mortgage	175,106	11,191	186,297	242,391	20,488	262,879
Consumer						
Home equity lines of credit	–	3,733	3,733	–	4,110	4,110
Personal	19,031	2,805	21,836	18,082	1,958	20,040
Auto	45,615	–	45,615	40,978	–	40,978
Other Consumer	964	1	965	12,446	8	12,454
Total Consumer	65,610	6,539	72,149	71,506	6,076	77,582
Total non-performing loans held-in-portfolio	328,718	28,893	357,611	402,009	37,432	439,441
Other real estate owned ("OREO")	80,176	240	80,416	88,773	353	89,126
Total non-performing assets [1]	$408,894	$29,133	$438,027	$490,782	$37,785	$528,567
Accruing loans past due 90 days or more [2]	$268,362	$ 109	$268,471	$351,248	$ 366	$351,614
Non-performing loans to loans held-in-portfolio			1.02%		%	1.37
Interest Lost			18,697			27,920

[1] There were no non-performing loans held-for-sale as of December 31, 2023 and December 31, 2022.

[2] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. These balances include $106 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2023 (December 31, 2022 - $190 million). Furthermore, at December 31, 2023 the Corporation had approximately $38 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets (December 31, 2022 - $42 million).

Table 24 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

(In thousands)	For the year ended December 31, 2023 BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 324,562	$ 31,356	$ 355,918
Plus:			
New non-performing loans	180,426	31,484	211,910
Advances on existing non-performing loans	–	681	681
Less:			
Non-performing loans transferred to OREO	(36,684)	(58)	(36,742)
Non-performing loans charged-off	(10,128)	(4,837)	(14,965)
Loans returned to accrual status / loan collections	(203,700)	(36,272)	(239,972)
Ending balance - NPLs	$ 254,476	$ 22,354	$ 276,830

Table 25 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

		For the year ended December 31, 2022	
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 454,419	$ 27,501	$ 481,920
Plus:			
New non-performing loans	158,128	50,754	208,882
Advances on existing non-performing loans	–	2,825	2,825
Less:			
Non-performing loans transferred to OREO	(38,580)	(85)	(38,665)
Non-performing loans charged-off	(7,413)	(9,062)	(16,475)
Loans returned to accrual status / loan collections	(241,992)	(40,577)	(282,569)
Ending balance - NPLs	$ 324,562	$ 31,356	$ 355,918

Table 26 - Activity in Non-Performing Commercial Loans Held-In-Portfolio

		For the year ended December 31, 2023	
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 82,171	$ 10,868	$ 93,039
Plus:			
New non-performing loans	44,542	15,533	60,075
Advances on existing non-performing loans	–	550	550
Less:			
Non-performing loans transferred to OREO	(5,930)	–	(5,930)
Non-performing loans charged-off	(7,664)	(4,837)	(12,501)
Loans returned to accrual status / loan collections	(40,127)	(10,951)	(51,078)
Ending balance - NPLs	$ 72,992	$ 11,163	$ 84,155

Table 27 - Activity in Non-Performing Commercial Loans Held-in-Portfolio

		For the year ended December 31, 2022	
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$120,047	5,532	$125,579
Plus:			
New non-performing loans	19,476	33,861	53,337
Advances on existing non-performing loans	–	2,525	2,525
Less:			
Non-performing loans transferred to OREO	(4,763)	–	(4,763)
Non-performing loans charged-off	(5,872)	(8,935)	(14,807)
Loans returned to accrual status / loan collections	(46,717)	(22,115)	(68,832)
Ending balance - NPLs	$ 82,171	$ 10,868	$ 93,039

Table 28 - Activity in Non-Performing Construction Loans Held-In-Portfolio

		For the year ended December 31, 2023	
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ –	$–	$ –
New non-performing loans	9,284	–	9,284
Less:			
Non-performing loans charged-off	(2,537)	–	(2,537)
Loans returned to accrual status / loan collections	(369)	–	(369)
Ending balance - NPLs	$ 6,378	$–	$ 6,378

Table 29 - Activity in Non-Performing Construction Loans Held-in-Portfolio

	For the year ended December 31, 2022		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 485	$–	$ 485
Less:			
Loans returned to accrual status / loan collections	(485)	–	(485)
Ending balance - NPLs	$ –	$–	$ –

Table 30 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2023		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 242,391	$ 20,488	$ 262,879
Plus:			
New non-performing loans	126,600	15,951	142,551
Advances on existing non-performing loans	–	131	131
Less:			
Non-performing loans transferred to OREO	(30,754)	(58)	(30,812)
Non-performing loans charged-off	73	–	73
Loans returned to accrual status / loan collections	(163,204)	(25,321)	(188,525)
Ending balance - NPLs	$ 175,106	$ 11,191	$ 186,297

Table 31 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2022		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 333,887	$ 21,969	$ 355,856
Plus:			
New non-performing loans	138,652	16,893	155,545
Advances on existing non-performing loans	–	300	300
Less:			
Non-performing loans transferred to OREO	(33,817)	(85)	(33,902)
Non-performing loans charged-off	(1,541)	(127)	(1,668)
Loans returned to accrual status / loan collections	(194,790)	(18,462)	(213,252)
Ending balance - NPLs	$ 242,391	$ 20,488	$ 262,879

Loan Delinquencies

Another key measure used to evaluate and monitor the Corporation's asset quality is loan delinquencies. Loans delinquent 30 days or more and delinquencies, as a percentage of their related portfolio category at December 31, 2023 and 2022, are presented below.

Table 32 - Loan Delinquencies

(Dollars in thousands)	2023			2022		
	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans
Commercial						
Commercial multi-family	$ 13,657	$ 2,415,620	0.57%	$ 2,844	$ 2,321,713	0.12%
Commercial real estate non-owner occupied	17,051	5,087,421	0.34	26,969	4,499,670	0.60
Commercial real estate owner occupied	69,239	3,080,635	2.25	30,059	3,078,549	0.98
Commercial and industrial	58,953	7,126,121	0.83	59,604	5,839,200	1.02
Total Commercial	158,900	17,709,797	0.90	119,476	15,739,132	0.76
Construction	6,378	959,280	0.66	–	757,984	–
Leasing	35,491	1,731,809	2.05	21,487	1,585,739	1.36
Mortgage [1]	859,537	7,695,917	11.17	937,253	7,397,471	12.67
Consumer						
Credit cards	46,436	1,135,747	4.09	24,065	1,041,870	2.31
Home equity lines of credit	5,465	65,953	8.29	4,684	71,916	6.51
Personal	59,682	1,945,247	3.07	45,299	1,823,579	2.48
Auto	173,119	3,660,780	4.73	129,089	3,512,530	3.68
Other	3,063	160,441	1.91	13,264	147,548	8.99
Total Consumer	287,765	6,968,168	4.13	216,401	6,597,443	3.28
Loans held-for-sale	–	4,301	–	–	5,381	–
Total	$1,348,071	$35,069,272	3.84%	$1,294,617	$32,083,150	4.04%

[1] Loans delinquent 30 days or more includes $0.5 billion of residential mortgage loans insured by FHA or guaranteed by the VA as of December 31, 2023 (December 31, 2022 - $0.5 billion). Refer to Note 8 to the Consolidated Financial Statements for additional information of guaranteed loans.

Allowance for Credit Losses ("ACL")

The allowance for credit losses ("ACL"), represents management's estimate of expected credit losses through the remaining contractual life of the different loan segments, impacted by expected prepayments. The ACL is maintained at a sufficient level to provide for estimated credit losses on collateral dependent loans as well as loans modified for borrowers with financial difficulties separately from the remainder of the loan portfolio. The Corporation's management evaluates the adequacy of the ACL on a quarterly basis. In this evaluation, management considers current conditions, macroeconomic economic expectations through a reasonable and supportable period, historical loss experience, portfolio composition by loan type and risk characteristics, results of periodic credit reviews of individual loans, and regulatory requirements, amongst other factors.

The Corporation must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic developments affecting specific customers, industries, or markets. Other factors that can affect management's estimates are recalibration of statistical models used to calculate lifetime expected losses, changes in underwriting standards, financial accounting standards and loan impairment measurements, among others. Changes in the financial condition of individual borrowers, in economic conditions, and in the condition of the various markets in which collateral may be sold, may also affect the required level of the allowance for credit losses. Consequently, the business financial condition, liquidity, capital, and results of operations could also be affected.

At December 31, 2023, the allowance for credit losses amounted to $729 million, an increase of $9 million, when compared with December 31, 2022. The ACL for BPPR increased by $24 million to $640 million, when compared to December 31, 2022, mostly driven by changes in the economic scenario, higher loan volumes and changes in credit quality. The ACL for Popular U.S. decreased by $15 million to $89 million, when compared to December 31, 2022, due to the implementation of a new model for the U.S. commercial real estate portfolio. The new model is based on more granular regional information for the Corporation's portfolio and accounted for $15 million of PB's reduction in ACL.

Given that any one economic outlook is inherently uncertain, the Corporation leverages multiple scenarios to estimate its ACL. The baseline scenario continues to be assigned the highest probability, followed by the pessimistic scenario. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window.

GDP growth is expected to slow during 2024 for both regions, when compared to 2023, as a result of the Fed's monetary policy. The 2024 GDP growth is expected to be 1.2% for Puerto Rico and 1.7% for the United States. The average 2024 unemployment rate is expected to increase to 6.79% in Puerto Rico and 3.95% in the United States.

The provision for credit losses for the year ended December 31, 2023, amounted to $201.5 million, compared to an expense of $83.3 million for the year ended December 31, 2022, mostly related to higher NCOs. Refer to Note 9 – Allowance for credit losses – loans held-in-portfolio to the Consolidated Financial Statements, and to the Provision for Credit Losses section of this MD&A for additional information.

The following table presents net charge-offs to average loans held-in-portfolio ("HIP") ratios by loan category for the years ended December 31, 2023 and 2022:

Table 33 - Net Charge-Offs (Recoveries) to Average Loans HIP

	December 31, 2023			December 31, 2022		
	BPPR	Popular U.S.	Popular Inc.	BPPR	Popular U.S.	Popular Inc.
Commercial	(0.10)%	0.02%	(0.05)%	(0.14)%	0.11%	(0.02)%
Construction	1.59	–	0.32	(0.48)	(0.19)	(0.25)
Mortgage	(0.22)	(0.02)	(0.19)	(0.26)	–	(0.22)
Leasing	0.43	–	0.43	0.26	–	0.26
Consumer	2.18	6.20	2.35	1.22	1.33	1.22
Total	0.55%	0.19%	0.44%	0.23%	0.12%	0.20%

NCOs for the year ended December 31, 2023 amounted to $146.4 million, increasing by $87.1 million when compared to the same period in 2022. The BPPR segment increased by $78.6 million mainly driven by higher consumer NCOs by $68.3 million, reflective of certain credit quality deterioration, particularly the personal loans and credit cards portfolios, with delinquencies and NCOs near or exceeding pre-pandemic levels. The auto loans portfolio also showed credit normalization, however, metrics remained below pre-pandemic levels. The PB segment NCOs increased by $8.5 million, mainly driven by higher consumer NCOs by $13.5 million.

Table 34 - Allowance for Credit Losses - Loan Portfolios

	December 31, 2023				
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 13,740	$ 2,415,620	0.57%	1,991	690.11%
Commercial real estate non-owner occupied	65,453	5,087,421	1.29%	9,862	663.69%
Commercial real estate owner occupied	56,864	3,080,635	1.85%	35,704	159.27%
Commercial and industrial	122,356	7,126,121	1.72%	36,598	334.32%
Total Commercial	$258,413	$17,709,797	1.46%	84,155	307.07%
Construction	12,686	959,280	1.32%	6,378	198.90%
Leasing	9,708	1,731,809	0.56%	8,632	112.47%
Mortgage	83,214	7,695,917	1.08%	186,297	44.67%
Consumer					
Credit cards	80,487	1,135,747	7.09%	–	N.M.
Home equity lines of credit	1,978	65,953	3.00%	3,733	52.99%
Personal	117,790	1,945,247	6.06%	21,836	539.43%
Auto	157,931	3,660,780	4.31%	45,615	346.23%
Other Consumer	7,134	160,441	4.45%	965	739.27%
Total Consumer	$365,320	$ 6,968,168	5.24%	72,149	506.34%
Total	$729,341	$35,064,971	2.08%	357,611	203.95%

N.M - Not meaningful.

Table 35 - Allowance for Credit Losses - Loan Portfolios

			December 31, 2022		
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 26,311	$ 2,321,713	1.13%	242	N.M.
Commercial real estate non-owner occupied	71,540	4,499,670	1.59%	25,116	284.84%
Commercial real estate owner occupied	57,081	3,078,549	1.85%	29,085	196.26%
Commercial and industrial	80,444	5,839,200	1.38%	38,596	208.43%
Total Commercial	$235,376	$15,739,132	1.50%	93,039	252.99%
Construction	4,246	757,984	0.56%	—	N.M.
Leasing	20,618	1,585,739	1.30%	5,941	347.05%
Mortgage	135,254	7,397,471	1.83%	262,879	51.45%
Consumer					
Credit cards	58,670	1,041,870	5.63%	—	N.M.
Home equity lines of credit	2,542	71,916	3.53%	4,110	61.85%
Personal	118,426	1,823,579	6.49%	20,040	590.95%
Auto	129,735	3,512,530	3.69%	40,978	316.60%
Other Consumer	15,435	147,548	10.46%	12,454	123.94%
Total Consumer	$324,808	$ 6,597,443	4.92%	77,582	418.66%
Total	$720,302	$32,077,769	2.25%	439,441	163.91%

N.M - Not meaningful.

Table 36 details the breakdown of the allowance for credit losses by loan categories. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 36 - Allocation of the Allowance for Credit Losses - Loans

	At December 31,			
	2023		2022	
(Dollars in millions)	ACL	% of loans in each category to total loans	ACL	% of loans in each category to total loans
Commercial				
Commercial multi-family	$ 13.7	6.9%	$ 26.3	7.2%
Commercial real estate non-owner occupied	65.4	14.5	71.5	14.0
Commercial real estate owner occupied	56.9	8.8	57.1	9.6
Commercial and industrial	122.4	20.3	80.5	18.3
Total Commercial	$258.4	50.5%	$235.4	49.1%
Construction	12.7	2.7	4.2	2.4
Leasing	9.7	5.0	20.6	4.9
Mortgage	83.2	21.9	135.3	23.1
Consumer				
Credit cards	80.5	3.2	58.7	3.2
Home equity lines of credit	2.0	0.2	2.5	0.2
Personal	117.8	5.5	118.4	5.7
Auto	157.9	10.4	129.7	11.0
Other Consumer	7.1	0.6	15.5	0.4
Total Consumer	$365.3	19.9%	$324.8	20.5%
Total [1]	$729.3	100.0%	$720.3	100.0%

[1]   Note: For purposes of this table the term loans refers to loans held-in-portfolio excluding loans held-for-sale.

Loan Modifications

For the twelve months ended December 31, 2023, modified loans to borrowers with financial difficulty amounted to $466 million, of which $424 million were in accruing status. The BPPR segment's modifications to borrowers with financial difficulty amounted to $379 million, mainly comprised of commercial and mortgage loans of $283 million and $91 million, respectively. A total of $60 million of the mortgage modifications were related to government guaranteed loans. The Popular U.S. segment's modifications to borrowers with financial difficulty amounted to $87 million, of which $75 million were commercial loans.

Refer to Note 9 to the Consolidated Financial Statements for additional information on modifications made to borrowers experiencing financial difficulties.

Enterprise Risk Management

The Corporation's Board of Directors has established a Risk Management Committee ("RMC") to, among other things, assist the Board in its (i) oversight of the Corporation's overall risk framework and (ii) to monitor, review, and approve policies to measure, limit and manage the Corporation's risks.

The Corporation has established a three lines of defense framework: (a) business line management constitutes the first line of defense by identifying and managing the risks associated with business activities, (b) components of the Risk Management Group and the Corporate Security Group, among others, act as the second line of defense by, among other things, measuring and reporting on the Corporation's risk activities, and (c) the Corporate Auditing Division, as the third line of defense, reporting directly to the Audit Committee of the Board, by independently providing assurance regarding the effectiveness of the risk framework.

The Enterprise Risk Management Committee (the "ERM Committee") is a management committee whose purpose is to oversee and monitor Market, Interest, Liquidity, Regulatory and Financial Compliance, BSA/AML & Sanctions, Regulatory, Strategic, Operational (including Fraud and Third Party Risk, among others), Information Technology and Cyber Security, Legal, Credit, Climate and Reputational risks, as defined in the Risk Appetite Statement of the Risk Management Policy and within the Corporation's Enterprise Risk Management ("ERM") framework. The ERM Committee and the Enterprise Risk Management Department in the Financial and Operational Risk Management Division (the "FORM Division"), in coordination with the Chief Risk Officer, create the framework to identify and manage multiple and cross-enterprise risks, and to articulate the RAS and supporting metrics.

The Enterprise Risk Management Department has established a process to ensure that an appropriate standard readiness assessment is performed before we launch a new product or service. Similar procedures are followed with the Treasury Division for transactions involving the purchase and sale of assets, and by the Mergers and Acquisitions Division for acquisition transactions.

The Asset/Liability Committee ("ALCO"), composed of senior management representatives from the business lines and corporate functions, and the Corporate Finance Group, are responsible for planning and executing the Corporation's market, interest rate risk, funding activities and strategy, as well as for implementing approved policies and procedures. The ALCO also reviews the Corporation's capital policy and the attainment of the capital management objectives. In addition, the Financial Risk, Corporate Insurance & Advisory Department independently measures, monitors and reports compliance with liquidity and market risk policies, and oversees controls surrounding interest risk measurements.

The Corporate Compliance Committee, comprised of senior management team members and representatives from the Regulatory and Financial Compliance Division and the Financial Crimes Compliance Division, among others, are responsible for overseeing and assessing the adequacy of the risk management processes that underlie Popular's compliance program for identifying, assessing, measuring, monitoring, testing, mitigating, and reporting compliance risks. They also supervise Popular's reporting obligations under the compliance program to ensure the adequacy, consistency and timeliness of the reporting of compliance-related risks across the Corporation.

The Regulatory Affairs team is responsible for maintaining an open dialog with the banking regulatory agencies to ensure regulatory risks are properly identified, measured, monitored, as well as communicated to the appropriate regulatory agency as necessary to keep them apprised of material matters within the purview of these agencies.

The Credit Strategy Committee, composed of senior level management representatives from the business lines and corporate functions, and the Corporate Credit Risk Management Division, are responsible for monitoring credit risk management activities both at the corporate level and across all Popular subsidiaries to ensure the development and consistent application of credit risk policies, processes and procedures that measure, limit and manage credit risks, while seeking to maintain the effectiveness and efficiency of the operating and businesses processes.

The Corporation's Operational Risk Committee ("ORCO") composed of senior level management representatives from the business lines and corporate functions, provide executive oversight of the operational risk management activities of Popular and its subsidiaries to ensure the development and consistent application of operational risk policies, processes, and procedures that measure, limit, and manage operational risks while maintaining the effectiveness and efficiency of the operating and business processes. The FORM Division, within the Risk Management Group, serves as ORCO's operating arm and is responsible for establishing baseline processes to measure, monitor, limit and manage operational risk.

The Corporate Security Group ("CSG"), under the direction of the Chief Security Officer, leads all efforts pertaining to cybersecurity, enterprise fraud and data privacy, including developing strategies and oversight processes with policies and programs that mitigate compliance, operational, strategic, financial and reputational risks associated with the Corporation's and our customers' data and assets.

The Information Technology and Cyber Risk Committee, composed of senior management representatives from the business lines and corporate functions, the Information Technology Division and the CSG, are responsible for the oversight and monitoring of information technology and cybersecurity risks, mitigation strategies, actions and controls, key risk metrics, and information technology and cyber incidents that may result in operational, compliance and reputational risks. The Chief Security Officer also co-chairs the Information Technology & Cyber Security Risk Committee along with the Chief Information & Digital Strategy Officer.

The Corporate Legal Division, in this context, has the responsibility of assessing, monitoring, managing and reporting with respect to legal risks, including those related to litigation, investigations and other material legal matters.

The Corporation has also established an ESG Committee whose purpose and responsibility is to oversee the Corporation's ESG strategies and support the development and consistent application of policies, processes and procedures that measure, limit and manage ESG matters and risks. The ESG Committee also assesses ESG-related considerations in the credit approval process of commercial credit applications.

The processes of strategic risk planning and the evaluation of reputational risk are on-going processes through which continuous data gathering and analysis are performed. In order to ensure strategic risks are properly identified and monitored, the Corporate Strategy and Transformation Division, which reports to the Corporation's Chief Operations Officer, performs periodic assessments regarding corporate strategic priority initiatives, such as the Corporation's transformation initiative and other emerging issues. The Acquisitions and Corporate Investments Division continuously assesses potential strategic transactions. The Corporate Communications Division is responsible for the monitoring, management and implementation of action plans with respect to reputational risk issues.

Popular's capital planning process integrates the Corporation's risk profile as well as its strategic focus, operating environment, and other factors that could materially affect capital adequacy in hypothetical highly-stressed business scenarios. Capital ratio targets and triggers take into consideration the different risks evaluated under Popular's risk management framework.

In addition to establishing a formal process to manage risk, our corporate culture is also critical to an effective risk management function. Through our Code of Ethics, the Corporation provides a framework for all our employees to conduct themselves with the highest integrity.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

Refer to Note 3, "New Accounting Pronouncements" to the Consolidated Financial Statements.

Statistical Summary 2023-2022
Statements of Financial Condition

	At December 31,	
(In thousands)	2023	2022
Assets:		
Cash and due from banks	$ 420,462	$ 469,501
Money market investments:		
Time deposits with other banks	6,998,871	5,614,595
Total money market investments	6,998,871	5,614,595
Trading account debt securities, at fair value	31,568	27,723
Debt securities available-for-sale, at fair value	16,729,044	17,804,374
Debt securities held-to-maturity, at amortized cost	8,194,335	8,525,366
Less – Allowance for credit losses	5,780	6,911
Debt securities held-to-maturity, net	8,188,555	8,518,455
Equity securities	193,726	195,854
Loans held-for-sale, at fair value	4,301	5,381
Loans held-in-portfolio:		
Loans held-in-portfolio	35,420,879	32,372,925
Less – Unearned income	355,908	295,156
Allowance for credit losses	729,341	720,302
Total loans held-in-portfolio, net	34,335,630	31,357,467
Premises and equipment, net	565,284	498,711
Other real estate	80,416	89,126
Accrued income receivable	263,433	240,195
Mortgage servicing rights, at fair value	118,109	128,350
Other assets	2,014,564	1,847,813
Goodwill	804,428	827,428
Other intangible assets	9,764	12,944
Total assets	$70,758,155	$67,637,917
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,419,624	$15,960,557
Interest bearing	48,198,619	45,266,670
Total deposits	63,618,243	61,227,227
Assets sold under agreements to repurchase	91,384	148,609
Other short-term borrowings	–	365,000
Notes payable	986,948	886,710
Other liabilities	914,627	916,946
Total liabilities	65,611,202	63,544,492
Stockholders' equity:		
Preferred stock	22,143	22,143
Common stock	1,048	1,047
Surplus	4,843,399	4,790,993
Retained earnings	4,194,851	3,834,348
Treasury stock – at cost	(2,018,957)	(2,030,178)
Accumulated other comprehensive loss, net of tax	(1,895,531)	(2,524,928)
Total stockholders' equity	5,146,953	4,093,425
Total liabilities and stockholders' equity	$70,758,155	$67,637,917

Statistical Summary 2021-2023
Statements of Operations

(In thousands)	For the years ended December 31,		
	2023	2022	2021
Interest income:			
Loans	$2,331,654	$1,876,166	$1,747,827
Money market investments	366,625	118,080	21,147
Investment securities	547,028	471,665	353,663
Total interest income	3,245,307	2,465,911	2,122,637
Less - Interest expense	1,113,783	298,552	165,047
Net interest income	2,131,524	2,167,359	1,957,590
Provision for credit losses (benefit)	208,609	83,030	(193,464)
Net interest income after provision for credit losses (benefit)	1,922,915	2,084,329	2,151,054
Mortgage banking activities	21,497	42,450	50,133
Net gain on sale of debt securities	–	–	23
Net gain (loss), including impairment, on equity securities	3,482	(7,334)	131
Net gain (loss) on trading account debt securities	1,382	(784)	(389)
Net loss on sale of loans, including valuation adjustments on loans held-for-sale	(115)	–	(73)
Adjustment to indemnity reserves on loans sold	2,319	919	4,406
Other non-interest income	622,159	861,811	587,897
Total non-interest income	650,724	897,062	642,128
Operating expenses:			
Personnel costs	778,045	719,764	631,802
All other operating expenses	1,120,055	1,026,656	917,473
Total operating expenses	1,898,100	1,746,420	1,549,275
Income before income tax	675,539	1,234,971	1,243,907
Income tax expense	134,197	132,330	309,018
Net Income	$ 541,342	$1,102,641	$ 934,889
Net Income Applicable to Common Stock	$ 539,930	$1,101,229	$ 933,477

Statistical Summary 2020-2022
Average Balance Sheet and Summary of Net Interest Income

On a Taxable Equivalent Basis*

(Dollars in thousands)	2023 Average Balance	2023 Interest	2023 Average Rate	2022 Average Balance	2022 Interest	2022 Average Rate	2021 Average Balance	2021 Interest	2021 Average Rate
Assets									
Interest earning assets:									
Money market investments	$ 7,051,718	$ 366,625	5.20%	$ 9,530,698	$ 118,079	1.24%	$15,999,741	$ 21,147	0.13%
U.S. Treasury securities	20,305,488	441,179	2.17	21,141,431	448,961	2.12	12,396,773	266,670	2.16
Obligations of U.S. Government sponsored entities	–	–	–	41	2	5.66	7,972	120	1.50
Obligations of Puerto Rico, States and political subdivisions	64,682	5,863	9.06	67,965	7,824	11.51	75,607	7,608	10.06
Collateralized mortgage obligations and mortgage-backed securities	7,360,071	157,196	2.14	8,342,672	198,566	2.38	10,255,525	224,706	2.19
Other	196,226	11,519	5.87	190,489	8,925	4.68	194,640	9,027	4.64
Total investment securities	27,926,467	615,757	2.20	29,742,598	664,278	2.23	22,930,517	508,131	2.22
Trading account securities	31,876	1,377	4.32	51,357	3,049	5.94	84,380	4,339	5.16
Loans (net of unearned income)	33,164,961	2,387,351	7.20	30,405,280	1,924,895	6.33	29,074,036	1,794,789	6.19
Total interest earning assets/Interest income	$68,175,022	$3,371,110	4.94%	$69,729,933	$2,710,301	3.89%	$68,088,674	$2,328,406	3.43%
Total non-interest earning assets	3,059,214			3,078,671			3,079,976		
Total assets	$71,234,236			$72,808,604			$71,168,650		
Liabilities and Stockholders' Equity									
Interest bearing liabilities:									
Savings, NOW, money market and other interest bearing demand accounts	$39,463,481	$ 862,981	2.19%	$41,769,576	$ 191,064	0.46%	$41,387,504	$ 59,034	0.15%
Time deposits	7,775,846	187,043	2.41	6,853,127	61,781	0.90	7,028,334	52,587	0.75
Federal funds purchased	6	–	5.25	7	–	3.92	1	–	0.25
Securities purchased under agreement to resell	115,808	6,019	5.20	107,305	2,309	2.15	91,394	317	0.35
Other short-term borrowings	27,302	1,310	4.80	99,083	3,428	3.46	343	1	0.35
Notes payable	1,109,163	56,430	5.09	938,778	39,970	4.26	1,184,737	53,107	4.49
Total interest bearing liabilities/Interest expense	48,491,606	1,113,783	2.30	49,767,876	298,552	0.60	49,692,313	165,046	0.33
Total non-interest bearing liabilities	16,142,027			17,031,503			15,698,685		
Total liabilities	64,633,633			66,799,379			65,390,998		
Stockholders' equity	6,600,603			6,009,225			5,777,652		
Total liabilities and stockholders' equity	$71,234,236			$72,808,604			$71,168,650		
Net interest income on a taxable equivalent basis		$2,257,327			$2,411,749			$2,163,360	
Cost of funding earning assets			1.63%			0.43%			0.24%
Net interest margin			3.31%			3.46%			3.19%
Effect of the taxable equivalent adjustment		125,803			244,390			205,770	
Net interest income per books		$2,131,524			$2,167,359			$1,957,590	

* Shows the effect of the tax exempt status of some loans and investments on their yield, using the applicable statutory income tax rates. The computation considers the interest expense disallowance required by the Puerto Rico Internal Revenue Code. This adjustment is shown in order to compare the yields of the tax exempt and taxable assets on a taxable basis.

Note: Average loan balances include the average balance of non-accruing loans. No interest income is recognized for these loans in accordance with the Corporation's policy. Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities.



Report of Management on Internal Control Over Financial Reporting

The management of Popular, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities Exchange Act of 1934 and for our assessment of internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). The Corporation's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Popular, Inc. has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2023 based on the criteria referred to above.

The Corporation's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, as stated in their report dated February 29, 2024 which appears herein.

Ignacio Alvarez
President and
Chief Executive Officer

Carlos J. Vázquez
Executive Vice President
and Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Popular, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial condition of Popular, Inc. and its subsidiaries (the "Corporation") as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of Popular, Inc.'s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans Held-in-Portfolio – Quantitative Models, and Qualitative Adjustments to the Puerto Rico Commercial Portfolios

As described in Notes 2 and 9 to the consolidated financial statements, the Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the allowance for credit losses ("ACL") to provide for expected losses in the loan portfolio. As of December 31, 2023, the allowance for credit losses was $729 million on total loans of $34 billion. This CECL model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets. The quantitative modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. As part of this methodology, management evaluates various macroeconomic scenarios, and may apply probability weights to the outcome of the selected scenarios. The ACL also includes a qualitative framework that addresses losses that are expected but not captured within the quantitative modeling framework. In order to identify potential losses that are not captured through the models, management evaluated model limitations as well as the different risks covered by the variables used in each quantitative model. To complement the analysis, management also evaluated sectors that have low levels of historical defaults, but current conditions show the potential for future losses.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on loans held-in-portfolio quantitative models, and qualitative adjustments to the Puerto Rico commercial portfolios is a critical audit matter are (i) the significant judgment by management in determining the allowance for credit losses, including qualitative adjustments to the Puerto Rico commercial portfolios, which in turn led to a high degree of auditor effort, judgment, and subjectivity in performing procedures and evaluating audit evidence relating to the allowance for credit losses, including management's selection of macroeconomic scenarios and probability weights applied; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for loans held-in-portfolio, including qualitative adjustments to the Puerto Rico commercial portfolios. These procedures also included, among others, testing management's process for estimating the allowance for credit losses by (i) evaluating the appropriateness of the methodology, including models used for estimating the ACL; (ii) evaluating the reasonableness of management's selection of various macroeconomic scenarios including probability weights applied to the expected loss outcome of the selected macroeconomic scenarios; (iii) evaluating the reasonableness of the qualitative adjustments to Puerto Rico commercial portfolios allowance for credit losses; and (iv) testing the data used in the allowance for credit losses. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methodology and models, the reasonableness of management's selection and weighting of macroeconomic scenarios used to estimate current expected credit losses and reasonableness of the qualitative adjustments to Puerto Rico commercial portfolios allowance for credit losses.



San Juan, Puerto Rico
February 29, 2024

We have served as the Corporation's auditor since 1971, which includes periods before the Corporation became subject to SEC reporting requirements.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2025
Stamp E548240 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share information)	December 31, 2023	December 31, 2022
Assets:		
Cash and due from banks	$ 420,462	$ 469,501
Money market investments:		
Time deposits with other banks	6,998,871	5,614,595
Total money market investments	6,998,871	5,614,595
Trading account debt securities, at fair value:		
Other trading account debt securities	31,568	27,723
Debt securities available-for-sale, at fair value:		
Pledged securities with creditors' right to repledge	72,827	129,203
Other debt securities available-for-sale	16,656,217	17,675,171
Debt securities held-to-maturity, at amortized cost:		
Pledged securities with creditors' right to repledge	27,083	26,496
Other debt securities held-to-maturity	8,167,252	8,498,870
Debt securities held-to-maturity (fair value 2023 - $8,159,385; 2022 - $8,440,196)	8,194,335	8,525,366
Less – Allowance for credit losses	5,780	6,911
Debt securities held-to-maturity, net	8,188,555	8,518,455
Equity securities (realizable value 2023 - $194,641; 2022 - $196,665)	193,726	195,854
Loans held-for-sale, at fair value	4,301	5,381
Loans held-in-portfolio	35,420,879	32,372,925
Less – Unearned income	355,908	295,156
Allowance for credit losses	729,341	720,302
Total loans held-in-portfolio, net	34,335,630	31,357,467
Premises and equipment, net	565,284	498,711
Other real estate	80,416	89,126
Accrued income receivable	263,433	240,195
Mortgage servicing rights, at fair value	118,109	128,350
Other assets	2,014,564	1,847,813
Goodwill	804,428	827,428
Other intangible assets	9,764	12,944
Total assets	$70,758,155	$67,637,917
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,419,624	$15,960,557
Interest bearing	48,198,619	45,266,670
Total deposits	63,618,243	61,227,227
Assets sold under agreements to repurchase	91,384	148,609
Other short-term borrowings	–	365,000
Notes payable	986,948	886,710
Other liabilities	914,627	916,946
Total liabilities	65,611,202	63,544,492
Commitments and contingencies (Refer to Note 24)		
Stockholders' equity:		
Preferred stock, 30,000,000 shares authorized; 885,726 shares issued and outstanding (2022 -885,726)	22,143	22,143
Common stock, $0.01 par value; 170,000,000 shares authorized; 104,767,348 shares issued (2022 -104,657,522) and 72,153,621 shares outstanding (2022 - 71,853,720)	1,048	1,047
Surplus	4,843,399	4,790,993
Retained earnings	4,194,851	3,834,348
Treasury stock - at cost, 32,613,727 shares (2022 - 32,803,802)	(2,018,957)	(2,030,178)
Accumulated other comprehensive loss, net of tax	(1,895,531)	(2,524,928)
Total stockholders' equity	5,146,953	4,093,425
Total liabilities and stockholders' equity	$70,758,155	$67,637,917

The accompanying notes are an integral part of these Consolidated Financial Statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
(In thousands, except per share information)	2023	2022	2021
Interest income:			
Loans	$2,331,654	$1,876,166	$1,747,827
Money market investments	366,625	118,080	21,147
Investment securities	547,028	471,665	353,663
Total interest income	3,245,307	2,465,911	2,122,637
Interest expense:			
Deposits	1,050,024	252,845	111,621
Short-term borrowings	7,329	5,737	319
Long-term debt	56,430	39,970	53,107
Total interest expense	1,113,783	298,552	165,047
Net interest income	2,131,524	2,167,359	1,957,590
Provision for credit losses (benefit)	208,609	83,030	(193,464)
Net interest income after provision for credit losses (benefit)	1,922,915	2,084,329	2,151,054
Service charges on deposit accounts	147,476	157,210	162,698
Other service fees	374,440	334,009	311,248
Mortgage banking activities (Refer to Note 10)	21,497	42,450	50,133
Net gain on sale of debt securities	–	–	23
Net gain (loss), including impairment on equity securities	3,482	(7,334)	131
Net profit (loss) on trading account debt securities	1,382	(784)	(389)
Net loss on sale of loans, including valuation adjustments on loans held-for-sale	(115)	–	(73)
Adjustments to indemnity reserves on loans sold	2,319	919	4,406
Other operating income	100,243	370,592	113,951
Total non-interest income	650,724	897,062	642,128
Operating expenses:			
Personnel costs	778,045	719,764	631,802
Net occupancy expenses	111,586	106,169	102,226
Equipment expenses	37,057	35,626	32,919
Other taxes	55,926	63,603	56,783
Professional fees	161,142	172,043	126,721
Technology and software expenses	290,615	291,902	277,979
Processing and transactional services	138,070	127,145	121,367
Communications	16,664	14,885	14,029
Business promotion	94,926	88,918	72,981
FDIC deposit insurance	105,985	26,787	25,579
Other real estate owned (OREO) income	(15,375)	(22,143)	(14,414)
Other operating expenses	97,279	109,446	92,169
Amortization of intangibles	3,180	3,275	9,134
Goodwill impairment charge	23,000	9,000	–
Total operating expenses	1,898,100	1,746,420	1,549,275
Income before income tax	675,539	1,234,971	1,243,907
Income tax expense	134,197	132,330	309,018
Net Income	$ 541,342	$1,102,641	$ 934,889
Net Income Applicable to Common Stock	$ 539,930	$1,101,229	$ 933,477
Net Income per Common Share – Basic	$ 7.53	$ 14.65	$ 11.49
Net Income per Common Share – Diluted	$ 7.52	$ 14.63	$ 11.46

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Years ended December 31,		
(In thousands)	2023	2022	2021
Net income	$ 541,342	$ 1,102,641	$ 934,889
Other comprehensive income (loss) before tax:			
Foreign currency translation adjustment	(7,793)	10,572	3,947
Adjustment of pension and postretirement benefit plans	23,052	7,811	36,950
Amortization of net losses	19,253	15,644	20,749
Unrealized net holding gains (losses) on debt securities arising during the period	391,633	(2,539,421)	(619,470)
Reclassification adjustment for gains included in net income	–	–	(23)
Amortization of unrealized losses of debt securities transfer from available-for-sale to held-to-maturity [1]	172,883	41,642	–
Unrealized net gains (losses) on cash flow hedges	(30)	3,719	539
Reclassification adjustment for net (gains) losses included in net income	(41)	(960)	1,847
Other comprehensive income (loss) before tax	598,957	(2,460,993)	(555,461)
Income tax benefit	30,440	261,134	40,401
Total other comprehensive income (loss), net of tax	629,397	(2,199,859)	(515,060)
Comprehensive income (loss), net of tax	$1,170,739	$ (1,097,218)	$ 419,829

Tax effect allocated to each component of other comprehensive income (loss):

	Years ended December 31,		
(In thousands)	2023	2022	2021
Adjustment of pension and postretirement benefit plans	$ (8,644)	$ (2,929)	$(13,856)
Amortization of net losses	(7,219)	(5,867)	(7,781)
Unrealized net holding gains (losses) on debt securities arising during the period	80,854	278,324	62,468
Reclassification adjustment for gains included in net income	–	–	5
Amortization of unrealized losses of debt securities transferred from available-for-sale to held-to-maturity [1]	(34,577)	(8,328)	–
Unrealized net gains (losses) on cash flow hedges	11	(612)	(172)
Reclassification adjustment for net (gains) losses included in net income	15	546	(263)
Income tax benefit	$ 30,440	$261,134	$ 40,401

[1] In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Refer to Note 7 to the Consolidated Financial Statements for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common stock	Preferred stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2020	$1,045	$22,143	$4,571,534	$2,260,928	$(1,016,954)	$ 189,991	$ 6,028,687
Net income				934,889			934,889
Issuance of stock	1		4,673				4,674
Dividends declared:							
Common stock[1]				(142,290)			(142,290)
Preferred stock				(1,412)			(1,412)
Common stock purchases [2]			(8,557)		(347,093)		(355,650)
Stock based compensation			4,162		11,397		15,559
Other comprehensive loss, net of tax						(515,060)	(515,060)
Transfer to statutory reserve				78,370	(78,370)		–
Balance at December 31, 2021	$1,046	$22,143	$4,650,182	$2,973,745	$(1,352,650)	$ (325,069)	$ 5,969,397
Net income				1,102,641			1,102,641
Issuance of stock	1		5,836				5,837
Dividends declared:							
Common stock[1]				(163,693)			(163,693)
Preferred stock				(1,412)			(1,412)
Common stock purchases[3]			53,592		(691,256)		(637,664)
Stock based compensation			4,450		13,728		18,178
Other comprehensive loss, net of tax						(2,199,859)	(2,199,859)
Transfer to statutory reserve				76,933	(76,933)		–
Balance at December 31, 2022	$1,047	$22,143	$4,790,993	$3,834,348	$(2,030,178)	$(2,524,928)	$ 4,093,425
Cumulative effect of accounting change				28,752			28,752
Net income				541,342			541,342
Issuance of stock	1		6,310				6,311
Dividends declared:							
Common stock[1]				(163,664)			(163,664)
Preferred stock				(1,412)			(1,412)
Common stock purchases					(4,550)		(4,550)
Stock based compensation			1,581		15,771		17,352
Other comprehensive income, net of tax						629,397	629,397
Transfer to statutory reserve				44,515	(44,515)		–
Balance at December 31, 2023	$1,048	$22,143	$4,843,399	$4,194,851	$(2,018,957)	$(1,895,531)	$ 5,146,953

[1] Dividends declared per common share during the year ended December 31, 2023 - $ 2.27 (2022 - $2.20; 2021 - $1.75).

[2] During the year ended December 31, 2021, the Corporation completed a $ 350 million accelerated share repurchase transaction with respect to its common stock, which was accounted for as a treasury stock transaction. Refer to Note 20 for additional information.

[3] During the year ended December 31, 2022, the Corporation completed two accelerated share repurchase transactions with respect to its common stock, which were accounted for as a treasury stock transactions. The aggregate amount of both transactions was $631 million. Refer to Note 20 for additional information.

	Years ended December 31,		
	2023	2022	2021
Disclosure of changes in number of shares:			
Preferred Stock:			
Balance at beginning and end of year	885,726	885,726	885,726
Common Stock:			
Balance at beginning of year	104,657,522	104,579,334	104,508,290
Issuance of stock	109,826	78,188	71,044
Balance at end of year	104,767,348	104,657,522	104,579,334
Treasury stock	(32,613,727)	(32,803,802)	(24,728,165)
Common Stock – Outstanding	72,153,621	71,853,720	79,851,169

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,	
(In thousands)	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 541,342	$ 1,102,641	$ 934,889
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses (benefit)	208,609	83,030	(193,464)
Goodwill impairment losses	23,000	9,000	–
Amortization of intangibles	3,180	3,275	9,134
Depreciation and amortization of premises and equipment	58,507	55,107	55,104
Net accretion of discounts and amortization of premiums and deferred fees	(45,249)	29,120	(21,962)
Interest capitalized on loans subject to the temporary payment moratorium or loss mitigation alternatives	(9,868)	(11,521)	(15,567)
Share-based compensation	16,773	16,727	17,774
Impairment losses on right-of-use and long-lived assets	–	2,233	5,320
Fair value adjustments on mortgage servicing rights	12,339	(166)	10,206
Fair value adjustment for contingent consideration	–	(9,241)	–
Adjustments to indemnity reserves on loans sold	(2,319)	(919)	(4,406)
Earnings from investments under the equity method, net of dividends or distributions	(27,450)	(29,522)	(50,942)
Deferred income tax (benefit) expense	(43,139)	(33,129)	229,371
(Gain) loss on:			
Disposition of premises and equipment and other productive assets	(12,756)	(9,453)	(18,393)
Proceeds from insurance claims	(145)	–	–
Sale of debt securities	–	–	(23)
Sale of loans, including valuation adjustments on loans held-for-sale and mortgage banking activities	203	252	(21,611)
Sale of equity method investment	(152)	(8,198)	–
Disposition of stock as part of the Evertec Transactions	–	(240,412)	–
Sale of foreclosed assets, including write-downs	(22,665)	(33,008)	(30,098)
Acquisitions of loans held-for-sale	(7,639)	(122,363)	(251,336)
Proceeds from sale of loans held-for-sale	44,734	64,542	95,100
Net originations on loans held-for-sale	(68,310)	(202,913)	(527,585)
Net decrease (increase) in:			
Trading debt securities	33,500	353,301	741,465
Equity securities	(11,341)	54	(2,336)
Accrued income receivable	(23,238)	(62,932)	6,193
Other assets	24,200	76,589	25,022
Net increase (decrease) in:			
Interest payable	19,814	6,061	(5,395)
Pension and other postretirement benefits obligation	16,092	(2,893)	(4,104)
Other liabilities	(41,410)	(20,724)	22,802
Total adjustments	145,270	(88,103)	70,269
Net cash provided by operating activities	686,612	1,014,538	1,005,158
Cash flows from investing activities:			
Net (increase) decrease in money market investments	(1,383,821)	11,922,703	(5,895,789)
Purchases of investment securities:			
Available-for-sale	(16,707,264)	(22,232,278)	(14,672,856)
Held-to-maturity	(8,615)	(1,879,443)	–
Equity	(18,477)	(48,921)	(16,196)
Proceeds from calls, paydowns, maturities and redemptions of investment securities:			
Available-for-sale	18,215,910	20,143,921	9,602,430
Held-to-maturity	458,806	9,826	15,700
Proceeds from sale of investment securities:			
Available-for-sale	–	–	235,992
Equity	31,946	42,990	2,904
Net (disbursements) repayments on loans	(2,475,837)	(2,237,084)	469,268
Proceeds from sale of loans	135,231	141,314	203,179
Acquisition of loan portfolios	(770,493)	(753,684)	(348,179)
Payments to acquire other intangible	–	–	(905)
Payments to acquire businesses, net of cash acquired	–	–	(155,828)
Return of capital from equity method investments	249	681	6,362
Payments to acquire equity method investments	(1,500)	(1,625)	(375)
Proceeds from sale of equity method investment	152	8,198	–
Proceeds from disposition of stock as part of the Evertec Transactions	–	219,883	–
Acquisition of premises and equipment	(208,044)	(103,789)	(72,781)
Proceeds from insurance claims	145	–	–
Proceeds from sale of:			
Premises and equipment and other productive assets	8,658	10,305	21,482
Foreclosed assets	109,547	107,203	86,942
Net cash (used in) provided by investing activities	(2,613,407)	5,350,200	(10,518,650)
Cash flows from financing activities:			
Net increase (decrease) in:			
Deposits	2,365,451	(5,770,261)	10,138,617
Assets sold under agreements to repurchase	(57,225)	57,006	(29,700)
Other short-term borrowings	(365,000)	290,000	75,000
Payments of notes payable	(343,261)	(103,147)	(237,713)
Principal payments of finance leases	(5,360)	(3,346)	(2,852)
Proceeds from issuance of notes payable	441,705	–	–
Proceeds from issuance of common stock	6,311	5,837	4,674
Dividends paid	(159,860)	(161,516)	(141,466)
Net payments for repurchase of common stock	(461)	(631,893)	(350,535)
Payments related to tax withholding for share-based compensation	(4,089)	(5,771)	(5,115)
Net cash provided by (used in) financing activities	1,878,211	(6,323,091)	9,450,910
Net (decrease) increase in cash and due from banks, and restricted cash	(48,584)	41,647	(62,582)
Cash and due from banks, and restricted cash at beginning of period	476,159	434,512	497,094
Cash and due from banks, and restricted cash at end of period	$ 427,575	$ 476,159	$ 434,512

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations and basis of Presentation

Nature of Operations

Popular, Inc. (the "Corporation" or "Popular") is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the mainland United States ("U.S.") and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services, through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as investment banking, broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the mainland U.S., the Corporation provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey and Florida, investment and insurance services and equipment leasing and financing services through specialized subsidiaries.

Basis of Presentation

Leveraging the completion of the Evertec Transactions, as defined in Note 4 to the Consolidated Financial Statements, the Corporation embarked on a broad-based multi-year, technological and business process transformation during the second half of 2022. The needs and expectations of our clients, as well as the competitive landscape, have evolved, requiring us to make important investments in our technological infrastructure and adopt more agile practices. Our technology and business transformation will be a significant priority for the Corporation over the next three years and beyond.

As part of this transformation, we aim to expand our digital capabilities, modernize our technology platform, and implement agile and efficient business processes across the entire Corporation. To facilitate the transparency of the progress with the transformation initiative and to better portray the level of technology related expenses categorized by the nature of the expense, effective in the fourth quarter of 2022, the Corporation has separated technology, professional fees and transactional and items processing related expenses as standalone expense categories in the accompanying Consolidated statement of operations. There were no changes to the total operating expenses presented. Prior periods amount in the financial statements and related disclosures have been reclassified to conform to the current presentation.

The following table provides the detail of the reclassifications for the year.

| | Year ended December 31, | | |
| | 2021 | | |
Financial statement line item	As reported	Adjustments	Adjusted
Equipment expenses	$ 92,097	$ (59,178)	$ 32,919
Professional fees	410,865	(284,144)	126,721
Technology and software expenses	–	277,979	277,979
Processing and transactional services	–	121,367	121,367
Communications	25,234	(11,205)	14,029
Other operating expenses	136,988	(44,819)	92,169
Net effect on operating expenses	$665,184	$ –	$665,184

Note 2 - Summary of significant accounting policies

The accounting and financial reporting policies of Popular, Inc. and its subsidiaries (the "Corporation") conform with accounting principles generally accepted in the United States of America and with prevailing practices within the financial services industry.

The following is a description of the most significant of these policies:

Principles of consolidation

The consolidated financial statements include the accounts of Popular, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. In accordance with the consolidation guidance for variable interest entities, the Corporation would also consolidate any variable interest entities ("VIEs") for which it has a controlling financial interest; and therefore, it is the primary beneficiary. Assets held in a fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the Consolidated Statements of Financial Condition.

Unconsolidated investments, in which there is at least 20% ownership and / or the Corporation exercises significant influence, are generally accounted for by the equity method with earnings recorded in other operating income. Limited partnerships are also accounted for by the equity method unless the investor's interest is so "minor" that the limited partner may have virtually no influence over partnership operating and financial policies. These investments are included in other assets and the Corporation's proportionate share of income or loss is included in other operating income.

Statutory business trusts that are wholly-owned by the Corporation and are issuers of trust preferred securities are not consolidated in the Corporation's Consolidated Financial Statements.

Business combinations

Business combinations are accounted for under the acquisition method. Under this method, assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date are measured at their fair values as of the acquisition date. The acquisition date is the date the acquirer obtains control. Transaction costs are expensed as incurred. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value of the contingent consideration are recognized in earnings unless the arrangement is a hedging instrument for which changes are initially recognized in other comprehensive income (loss). Refer to Note 4 for information of business combinations completed by the Corporation for the years presented.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

The Corporation determines the fair values of its financial instruments based on the fair value framework established in the guidance for Fair Value Measurements in Accounting Standards Codification ("ASC") Subtopic 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The guidance in ASC Subtopic 820-10 also addresses measuring fair value in situations where markets are inactive and transactions are not orderly. Transactions or quoted prices for assets and liabilities may not be determinative of fair value when transactions are not orderly, and thus, may require adjustments to estimate fair value. Price quotes based on transactions that are not orderly should be given little, if any, weight in measuring fair value. Price quotes based on transactions that are orderly shall be considered in determining fair value, and the weight given is based on facts and circumstances. If sufficient information is not available to determine if price quotes are based on orderly transactions, less weight should be given to the price quote relative to other transactions that are known to be orderly.

Investment securities

Investment securities are classified in four categories and accounted for as follows:

- Debt securities that the Corporation has the intent and ability to hold to maturity are classified as debt securities held-to-maturity and reported at amortized cost. An ACL is established for the expected credit losses over the remaining term of debt securities held-to-maturity. The Corporation has established a methodology to estimate credit losses which considers qualitative factors, including internal credit ratings and the underlying source of repayment in determining the amount of expected credit losses. Debt securities held-to-maturity are written-off through the ACL when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The ACL is estimated by leveraging the expected loss framework for mortgages in the case of securities collateralized by 2nd lien loans and the commercial C&I models for municipal bonds. As part of this framework, internal factors are stressed, as a qualitative adjustment, to reflect current conditions that are not necessarily captured within the historical loss experience. The modeling framework includes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the model input level. The Corporation's portfolio of held-to-maturity securities includes U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

- Debt securities classified as trading securities are reported at fair value, with unrealized and realized gains and losses included in non-interest income.

- Debt securities classified as available-for-sale are reported at fair value. Declines in fair value below the securities' amortized cost which are not related to estimated credit losses are recorded through other comprehensive income or loss, net of taxes. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. Credit losses relating to available-for-sale debt securities are recorded through an ACL, which are limited to the difference between the amortized cost and the fair value of the asset. The ACL is established for the expected credit losses over the remaining term of debt security. The Corporation's portfolio of available-for-sale securities is comprised mainly of U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation monitors its securities portfolio composition and credit performance on a quarterly basis to determine if any allowance is considered necessary. Debt securities available-for-sale are written-off when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The specific identification method is used to determine realized gains and losses on debt securities available-for-sale, which are included in net (loss) gain on sale of debt securities in the Consolidated Statements of Operations.

- Equity securities that have readily available fair values are reported at fair value. Equity securities that do not have readily available fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Stock that is owned by the Corporation to comply with regulatory requirements, such as Federal Reserve Bank and Federal Home Loan Bank ("FHLB") stock, is included in this category, and their realizable value equals their cost. Unrealized and realized gains and losses and any impairment on equity securities are included in net gain (loss), including impairment on equity securities in the Consolidated Statements of Operations. Dividend income from investments in equity securities is included in interest income.

The amortization of premiums is deducted and the accretion of discounts is added to net interest income based on the interest method over the outstanding period of the related securities. Purchases and sales of securities are recognized on a trade date basis.

Derivative financial instruments

All derivatives are recognized on the Statements of Financial Condition at fair value. The Corporation's policy is not to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement nor to offset the fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments.

For a cash flow hedge, changes in the fair value of the derivative instrument are recorded net of taxes in accumulated other comprehensive income (loss) and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Prior to entering a hedge transaction, the Corporation formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments to specific assets and liabilities on the Statements of Financial Condition or to specific forecasted transactions or firm commitments along with a formal assessment, at both inception of the hedge and on an ongoing basis, as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. Hedge accounting is discontinued when the derivative instrument is not highly effective as a hedge, a derivative expires, is sold, terminated, when it is unlikely that a forecasted transaction will occur or when it is determined that it is no longer appropriate. When hedge accounting is discontinued the derivative continues to be carried at fair value with changes in fair value included in earnings.

Effective on January 1, 2023, the Corporation discontinued the hedge accounting treatment of certain forward contracts for which the changes in fair value were recorded, net of taxes, in accumulated other comprehensive income (loss) and subsequently reclassified to net income in the same period that the hedged transaction impacted earnings. As a result of this change, the changes in the fair value of these forward contracts are being recorded through net income. The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. These forward contracts are hedging a forecasted transaction and thus qualify for cash flow hedge accounting.

Based on the election to apply fair value accounting for its mortgage loans held for sale, effective on January 1, 2023, the Corporation discontinued the hedge accounting since the changes in the fair value of the loans are expected to be offset by the changes in the fair value of the forward contract, both of which are now recorded through net income.

For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

The fair value of derivative instruments considers the risk of non-performance by the counterparty or the Corporation, as applicable.

The Corporation obtains or pledges collateral in connection with its derivative activities when applicable under the agreement.

Loans

Loans are classified as loans held-in-portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The foreseeable future is a management judgment which is determined based upon the type of loan, business strategies, current market conditions, balance sheet management and liquidity needs. Management's view of the foreseeable future may change based on changes in these conditions. When a decision is made to sell or securitize a loan that was not originated or initially acquired with the intent to sell or securitize, the loan is reclassified from held-in-portfolio into held-for-sale. Due to changing market conditions or other strategic initiatives, management's intent with respect to the disposition of the loan may change, and accordingly, loans previously classified as held-for-sale may be reclassified into held-in-portfolio. Loans transferred between loans held-for-sale and held-in-portfolio classifications are recorded at the lower of cost or fair value at the date of transfer.

Purchased loans with no evidence of credit deterioration since origination are recorded at fair value upon acquisition. Credit discounts are included in the determination of fair value.

Loans held-in-portfolio are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method which approximates the interest method over the term of the loan as an adjustment to interest yield.

Loans held-for-sale, except for mortgage loans originated as held-for-sale, are stated at the lower of cost or fair value, cost being determined based on the outstanding loan balance less unearned income, and fair value determined, generally in the aggregate. Fair value is measured based on current market prices for similar loans, outstanding investor commitments, prices of recent sales or discounted cash flow analyses which utilize inputs and assumptions which are believed to be consistent with market participants' views. The cost basis also includes consideration of deferred origination fees and costs, which are recognized in earnings at the time of sale. Upon reclassification to held-for-sale, credit related fair value adjustments are recorded as a reduction in the ACL. To the extent that the loan's reduction in value has not already been provided for in the ACL, an additional provision for credit losses is recorded. Subsequent to reclassification to held-for-sale, the amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income for the period in which the change occurs. Effective on January 1, 2023, newly originated mortgage loans held-for-sale are reported at fair value, with changes recorded through earnings.

The past due status of a loan is determined in accordance with its contractual repayment terms. Furthermore, loans are reported as past due when either interest or principal remains unpaid for 30 days or more in accordance with its contractual repayment terms.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest.

Recognition of interest income on commercial and construction loans is discontinued when the loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that the collection of principal and interest is doubtful. The portion of a secured loan deemed uncollectible is charged-off no later than 365 days past due. However, in the case of a collateral dependent loan, the excess of the recorded investment over the fair value of the collateral (portion deemed uncollectible) is generally promptly charged-off, but in any event, not later than the quarter following the quarter in which such excess was first recognized. Commercial unsecured loans are charged-off no later than 180 days past due. Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The portion of a mortgage loan deemed uncollectible is charged-off when the loan is 180 days past due. The Corporation discontinues the recognition of interest on residential mortgage loans insured by the Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") when

15-months delinquent as to principal or interest. The principal repayment on these loans is insured. Recognition of interest income on closed-end consumer loans and home equity lines of credit is discontinued when the loans are 90 days or more in arrears on payments of principal or interest. Income is generally recognized on open-end consumer loans, except for home equity lines of credit, until the loans are charged-off. Recognition of interest income for lease financing is ceased when loans are 90 days or more in arrears. Closed-end consumer loans and leases are charged-off when they are 120 days in arrears. Open-end (revolving credit) consumer loans are charged-off when 180 days in arrears. Commercial and consumer overdrafts are generally charged-off no later than 60 days past their due date.

A loan modified with financial difficulties is typically in non-accrual status at the time of the modification. These loans continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification (or one year for loans providing for quarterly or semi-annual payments)) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

Loan modifications

In connection with the implementation of the Accounting Standards Update ("ASU") 2022-02, the Corporation modified its policy related to loan modifications. As discussed in Note 3, the new accounting guidance eliminates the recognition and measurement principle of troubled debt restructurings (TDRs).

A modification is subject to disclosure under the new ASU when the Corporation separately concludes that both of the following conditions exist: 1) the debtor is experiencing financial difficulties and 2) the modification constitutes a reduction in the interest rate on the loan, a payment extension, a forgiveness of principal, or a more-than-insignificant payment delay. Determination that a borrower is experiencing financial difficulties involves a degree of judgment.

The identification of loan modifications to debtors with financial difficulties is critical in the determination of the adequacy of the ACL. The ASU 2022-02 eliminates the requirement to use a discounted cash flow ("DCF") approach to estimated credit losses for modified loans with borrowers experiencing financial difficulties. The entity can apply a methodology similar to the one used for loans that were not modified. The Corporation applied a modified retrospective transition method for the implementation of ASU 2022-02 which resulted in a reduction of approximately $46 million ($29 million net of tax) in the reserve which was recorded as an adjustment to the beginning balance of retained earnings.

Refer to Note 9 to the Consolidated Financial Statements for additional qualitative information on loan modifications and the Corporation's determination of the ACL.

Lease financing

The Corporation leases passenger and commercial vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified in the guidance for leases in ASC Topic 842. Aggregate rentals due over the term of the leases less unearned income are included in finance lease contracts receivable. Unearned income is amortized using a method which results in approximate level rates of return on the principal amounts outstanding. Finance lease origination fees and costs are deferred and amortized over the average life of the lease as an adjustment to the interest yield.

Revenue for other leases is recognized as it becomes due under the terms of the agreement.

Loans acquired with deteriorated credit quality

Purchased credit deteriorated ("PCD") loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at its purchase price plus an estimated allowance for credit losses ("ACL"). Upon the acquisition of a PCD loan, the Corporation makes an estimate of the expected credit losses over the remaining contractual term of each individual loan. The estimated credit losses over the life of the loan are recorded as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statement of Operations. These loans follow the same nonaccrual policies as non-PCD loans.

Refer to Note 8 to the Consolidated Financial Statements for additional information with respect to loans acquired with deteriorated credit quality.

Accrued interest receivable

The amortized basis for loans and investments in debt securities is presented exclusive of accrued interest receivable. The Corporation has elected not to establish an ACL for accrued interest receivable for loans and investments in debt securities, given the Corporation's non-accrual policies, in which accrual of interest is discontinued and reversed based on the asset's delinquency status.

Allowance for credit losses - loans portfolio

The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for PCD loans for which the ACL at acquisition is recorded as an addition to the purchase price with subsequent changes recorded in earnings. Loan losses are charged and recoveries are credited to the ACL.

The Corporation follows a methodology to estimate the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2023, management applied probability weights to the outcome of the selected scenarios. This evaluation includes benchmarking procedures as well as careful analysis of the underlying assumptions used to build the scenarios. The application of probability weights include baseline, optimistic and pessimistic scenarios. The weights applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation considers additional macroeconomic scenarios as part of its qualitative adjustment framework.

The macroeconomic variables chosen to estimate credit losses were selected by combining quantitative procedures with expert judgment. These variables were determined to be the best predictors of expected credit losses within the Corporation's loan portfolios and include drivers such as unemployment rate, different measures of employment levels, house prices, gross domestic product and measures of disposable income, amongst others. The loss estimation framework includes a reasonable and supportable period of 2 years for PR portfolios, gradually reverting, over a 3-years horizon, to historical macroeconomic variables at the model input level. For the US portfolio the reasonable and supportable period considers the contractual life of the asset, impacted by prepayments, except for the US CRE portfolio. The US CRE portfolio utilizes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the output level.

The Corporation developed loan level quantitative models distributed by geography and loan type. This segmentation was determined by evaluating their risk characteristics, which include default patterns, source of repayment, type of collateral, and lending channels, amongst others. The modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. Recoveries on future losses are contemplated as part of the loss severity modeling. These parameters are estimated by combining internal risk factors with macroeconomic expectations. In order to generate the expected credit losses, the output of these models is combined with loan level repayment information. The internal risk factors contemplated within the models may include borrowers' credit scores, loan-to-value, delinquency status, risk ratings, interest rate, loan term, loan age and type of collateral, amongst others.

The ACL also includes a qualitative framework that addresses two main components: losses that are expected but not captured within the quantitative modeling framework, and model imprecision. In order to identify potential losses that are not captured through the models, management evaluates model limitations as well as the different risks covered by the variables used in each quantitative model. The Corporation considers additional macroeconomic scenarios to address these risks. This assessment takes into consideration factors listed as part of ASC 326-20-55-4. To complement the analysis, management also evaluates whether there are sectors that have low levels of historical defaults, but current conditions show the potential for future losses. This type of qualitative adjustment is more prevalent in the commercial portfolios. The model imprecision component of the qualitative adjustments is determined after evaluating model performance for these portfolios through different time periods. This type of qualitative adjustment mainly impacts consumer portfolios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date.

The Credit Cards portfolio, due to its revolving nature, does not have a specified maturity date. To estimate the average remaining term of this segment, management evaluated the portfolios payment behavior based on internal historical data. These payment behaviors were further classified into sub-categories that accounted for delinquency history and differences between transactors, revolvers and customers that have exhibited mixed transactor/revolver behavior. Transactors are defined as active accounts without any finance charge in the last 6 months. The paydown curves generated for each sub-category are applied to the outstanding exposure at the measurement date using the first-in first-out (FIFO) methodology. These amortization patterns are combined with loan level default and loss severity modeling to arrive at the ACL.

Reserve for unfunded commitments

The Corporation establishes a reserve for unfunded commitments, based on the estimated losses over the remaining term of the facility. An allowance is not established for commitments that are unconditionally cancellable by the Corporation. Accordingly, no reserve is established for unfunded commitments related to its credit cards portfolio. Reserve for the unfunded portion of credit commitments is presented within other liabilities in the Consolidated Statements of Financial Condition. Net adjustments to the reserve for unfunded commitments are reflected in the Consolidated Statements of Operations as provision for credit losses for the years ended December 31, 2023 and 2022.

Transfers and servicing of financial assets

The transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the Corporation surrenders control over the assets is accounted for as a sale if all of the following conditions set forth in ASC Topic 860 are met: (1) the assets must be isolated from creditors of the transferor, (2) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of these criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing. For federal and Puerto Rico income tax purposes, the Corporation treats the transfers of loans which do not qualify as "true sales" under the applicable accounting guidance, as sales, recognizing a deferred tax asset or liability on the transaction.

For transfers of financial assets that satisfy the conditions to be accounted for as sales, the Corporation derecognizes all assets sold; recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale, including servicing assets and servicing liabilities, if applicable; initially measures at fair value assets obtained and liabilities incurred in a sale; and recognizes in earnings any gain or loss on the sale.

The guidance on transfer of financial assets requires a true sale analysis of the treatment of the transfer under state law as if the Corporation was a debtor under the bankruptcy code. A true sale legal analysis includes several legally relevant factors, such as the nature and level of recourse to the transferor, and the nature of retained interests in the loans sold. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met, other factors concerning the nature and extent of the transferor's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted.

The Corporation sells mortgage loans to the Government National Mortgage Association ("GNMA") in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Corporation to repurchase individual delinquent loans that meet certain criteria. At the Corporation's option, and without GNMA's prior authorization, the Corporation may repurchase the delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Once the Corporation has the unconditional ability to repurchase the delinquent loan, the Corporation is deemed to have regained effective control over the loan and recognizes the loan on its balance sheet as well as an offsetting liability, regardless of the Corporation's intent to repurchase the loan.

Servicing assets

The Corporation periodically sells or securitizes loans while retaining the obligation to perform the servicing of such loans. In addition, the Corporation may purchase or assume the right to service loans originated by others. Whenever the Corporation undertakes an obligation to service a loan, management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to more than adequately compensate the servicer for performing the servicing. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. Mortgage servicing assets recorded at fair value are separately presented on the Consolidated Statements of Financial Condition.

All separately recognized servicing assets are initially recognized at fair value. For subsequent measurement of servicing rights, the Corporation has elected the fair value method for mortgage loans servicing rights ("MSRs"). Under the fair value measurement method, MSRs are recorded at fair value each reporting period, and changes in fair value are reported in mortgage banking activities in the Consolidated Statement of Operations. Contractual servicing fees including ancillary income and late fees, as well as fair value adjustments, are reported in mortgage banking activities in the Consolidated Statement of Operations. Loan servicing fees, which are based on a percentage of the principal balances of the loans serviced, are credited to income as loan payments are collected.

The fair value of servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When assets are disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as realized or incurred, respectively.

The Corporation capitalizes interest cost incurred in the construction of significant real estate projects, which consist primarily of facilities for its own use or intended for lease. The amount of interest cost capitalized is to be an allocation of the interest cost incurred during the period required to substantially complete the asset. The interest rate for capitalization purposes is to be based on a weighted average rate on the Corporation's outstanding borrowings, unless there is a specific new borrowing associated with the asset. Interest cost capitalized for the years ended December 31, 2023, 2022 and 2021 was not significant.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities relating to operating and finance lease arrangements in its Consolidated Statements of Financial Condition within other assets and other liabilities, respectively. For finance leases, interest is recognized on the lease liability separately from the amortization of the ROU asset, whereas for operating leases a single lease cost is recognized so that the cost of the lease is allocated over the lease term on a straight-line basis. Impairments on ROU assets are evaluated under the guidance for impairment or disposal of long-lived assets. The Corporation recognizes gains on sale and leaseback transactions in earnings when the transfer constitutes a sale, and the transaction was at fair value. Refer to Note 33 to the Consolidated Financial Statements for additional information on operating and finance lease arrangements.

Impairment of long-lived assets

The Corporation evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less costs to sell.

Other real estate

Other real estate, received in satisfaction of a loan, is recorded at fair value less estimated costs of disposal. The difference between the carrying amount of the loan and the fair value less cost to sell is recorded as an adjustment to the ACL. Subsequent to foreclosure, any losses in the carrying value arising from periodic re-evaluations of the properties, and any gains or losses on the sale of these properties are credited or charged to expense in the period incurred and are included as OREO expenses. The cost of maintaining and operating such properties is expensed as incurred.

Updated appraisals are obtained to adjust the value of the other real estate assets. The frequency depends on the loan type and total credit exposure. The appraisal for a commercial or construction other real estate property with a book value equal to or greater than $1 million is updated annually and if lower than $1 million it is updated every two years. For residential mortgage properties, the Corporation requests appraisals annually.

Appraisals may be adjusted due to age, collateral inspections, property profiles, or general market conditions. The adjustments applied are based upon internal information such as other appraisals for the type of properties and/or loss severity information that can provide historical trends in the real estate market and may change from time to time based on market conditions.

Goodwill and other intangible assets

Goodwill is recognized when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. If the carrying amount of any of the reporting units exceeds its fair value, the Corporation would be required to record an impairment charge for the difference up to the amount of the goodwill. In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Goodwill impairment losses are recorded as part of operating expenses in the Consolidated Statements of Operations.

Other intangible assets deemed to have an indefinite life are not amortized but are tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that an intangible asset has an indefinite life, the Corporation considers expected cash inflows and legal, regulatory, contractual, competitive, economic and other factors, which could limit the intangible asset's useful life.

Other identifiable intangible assets with a finite useful life, mainly core deposits, are amortized using various methods over the periods benefited, which range from 5 to 10 years. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments on intangible assets with a finite useful life are evaluated under the guidance for impairment or disposal of long-lived assets.

Assets sold / purchased under agreements to repurchase / resell

Repurchase and resell agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired or resold as specified in the respective agreements.

It is the Corporation's policy to take possession of securities purchased under agreements to resell. However, the counterparties to such agreements maintain effective control over such securities, and accordingly those securities are not reflected in the Corporation's Consolidated Statements of Financial Condition. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest.

It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

The Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on a straight-line method, is charged to operations over the estimated useful life of the software. Capitalized software is included in "Other assets" in the Consolidated Statement of Financial Condition.

Guarantees, including indirect guarantees of indebtedness to others

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the Consolidated Statements of Operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability considers current conditions, macroeconomic expectations through a 2-years reasonable and supportable period, gradually reverting to historical macroeconomic variables at the model input level over a 3-years, portfolio composition by risk characteristics, amongst other factors. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The reserve for the estimated losses under the credit recourse arrangements is presented separately within other liabilities in the Consolidated Statements of Financial Condition. Refer to Note 23 to the Consolidated Financial Statements for further disclosures on guarantees.

Treasury stock

Treasury stock is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Financial Condition. At the date of retirement or subsequent reissue, the treasury stock account is reduced by the cost of such stock. At retirement, the excess of the cost of the treasury stock over its par value is recorded entirely to surplus. At reissuance, the difference between the consideration received upon issuance and the specific cost is charged or credited to surplus.

Revenues from contract with customers

Refer to Note 32 for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contract with customers.

Foreign exchange

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive income (loss), except for highly inflationary environments in which the effects are included in other operating expenses.

The Corporation holds interests in Centro Financiero BHD León, S.A. ("BHD León") in the Dominican Republic. The business of BHD León is mainly conducted in their country's foreign currency. The resulting foreign currency translation adjustment from these operations is reported in accumulated other comprehensive (loss) income (loss).

Refer to the disclosure of accumulated other comprehensive income (loss) included in Note 22.

Income taxes

The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled.

The guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50 percent) that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically by the Corporation based on the more likely than not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among others, all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, the future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies. In making such assessments, significant weight is given to evidence that can be objectively verified.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns and future profitability. The Corporation's accounting for deferred tax consequences represents management's best estimate of those future events.

Positions taken in the Corporation's tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not (greater than 50%) that the position will be sustained upon examination by the tax authorities, assuming full knowledge of the position and all relevant facts. The amount of unrecognized tax benefit may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, including addition or elimination of uncertain tax positions, status of examinations, litigation, settlements with tax authorities and legislative activity.

The Corporation accounts for the taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

Income tax expense or benefit for the year is allocated among continuing operations, discontinued operations, and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the tax effect of the pre-tax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in tax laws or rates, (c) changes in tax status, and (d) tax-deductible dividends paid to stockholders, subject to certain exceptions.

Employees' retirement and other postretirement benefit plans

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715 requires the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans on the Consolidated Statements of Financial Condition.

Stock-based compensation

The Corporation opted to use the fair value method of recording stock-based compensation as described in the guidance for employee share plans in ASC Subtopic 718-50.

Comprehensive income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is separately presented in the Consolidated Statements of Comprehensive Income.

Net income per common share

Basic income per common share is computed by dividing net income adjusted for preferred stock dividends, including undeclared or unpaid dividends if cumulative, and charges or credits related to the extinguishment of preferred stock or induced conversions of preferred stock, by the weighted average number of common shares outstanding during the year. Diluted income per common share takes into consideration the weighted average common shares adjusted for the effect of stock options, restricted stock, performance shares and warrants, if any, using the treasury stock method.

Statement of cash flows

For purposes of reporting cash flows, cash includes cash on hand and amounts due from banks, including restricted cash.

Note 3 - New accounting pronouncements
Recently Adopted Accounting Standards Updates

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-04, Liabilities (Topic 405) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121	The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-04 in August 2023 which amends paragraphs within ASC Topic 405 to clarify the accounting and disclosure for obligations to safeguard Crypto-Assets held by an entity for its platform users.	August 2023	The Corporation was not impacted by the adoption of this ASU since it does not hold crypto-assets for its platform users.
FASB ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement – Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation – Stock Compensation (Topic 718) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 – General Revision of Regulation S- X: Income or Loss Applicable to Common Stock	The FASB issued ASU 2023-03 in July 2023 which amends or supersedes various SEC paragraphs within the Codification to conform to past SEC announcements and guidance which updated SAB Topics 5.T, 14, and 6. B.	July 1, 2023	The Corporation was not impacted by the adoption of this ASU since it codifies previous guidance.
FASB ASU 2022-05, Financial Services – Insurance (Topic 944) – Transition for Sold Contracts	The FASB issued ASU 2022-05 in December 2022, which allows an insurance entity to make an accounting policy election of applying the Long-Duration Contracts (LDTI) transition guidance on a transaction-by-transaction basis if the contracts have been derecognized because of a sale or disposal and the insurance entity has no significant continuing involvement with the derecognized contract.	January 1, 2023	The Corporation was not impacted by the adoption of ASU 2022-05 during the first quarter of 2023 since it does not hold Long-Duration Contracts (LDTI).
FASB ASU 2022-04, Liabilities – Supplier Finance Programs (Subtopic 405-50) – Disclosure of Supplier Finance Program Obligations	The FASB issued ASU 2022-04 in September 2022, which requires to disclose information about the use of supplier finance programs in connection with the purchase of goods and services.	January 1, 2023	The Corporation was not impacted by the adoption of ASU 2022-04 since it does not use supplier finance programs.

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2022-02, Financial Instruments – Credit Losses (Topic 326) – Troubled Debt Restructurings and Vintage Disclosures	The FASB issued ASU 2022-02 in March 2022, which eliminates the accounting guidance for troubled debt restructurings ("TDRs") in ASC Subtopic 310-40 Receivables – Troubled Debt Restructurings by Creditors and requires creditors to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. In addition, the ASU enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and enhances the vintage disclosure by requiring the disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases.	January 1, 2023	The Corporation adopted ASU 2022-02 during the first quarter of 2023. The adoption of this standard resulted in enhanced disclosure for loans modified to borrowers with financial difficulties and the disclosure of period gross charge offs by vintage year. The Corporation anticipates that there will be loans subject to disclosure under the new standard that did not qualify under the prior guidance given the removal of the concession requirement for such disclosures. The amended guidance eliminated the requirement to measure the effect of the concession from a loan modification, for which the Corporation used a discounted cash flow ("DCF") model. The impact of discontinuing the use of the DCF model to measure the concession resulted in a release of the allowance for credit losses ("ACL") of $46 million, mainly related to mortgage loans for which modifications mostly included a reduction in contractual interest rates and given the extended maturity term of these loans, this resulted in an increase in the ACL in the period of modification. For the transition method related to the recognition and measurement of TDRs, the Corporation has elected to apply the modified retrospective approach for the adoption of this standard. Accordingly, this presented an adjustment increase of $29 million, net of tax effect, to the beginning balance of retained earnings on January 1, 2023.
FASB ASU 2022-01, Derivatives and Hedging (Topic 815) – Fair Value Hedging – Portfolio Layer Method	The FASB issued ASU 2022-01 in March 2022, which amends ASC Topic 815 by allowing non prepayable financial assets also to be included in a closed portfolio hedged using the portfolio layer method. This amendment permits an entity to apply fair value hedging to a stated amount of a closed portfolio of prepayable and non- prepayable financial assets without considering prepayment risk or credit risk when measuring those assets.	January 1, 2023	The Corporation was not impacted by the adoption of ASU 2022-01 since it does not hold derivatives designated as fair value hedges.
FASB ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The FASB issued ASU 2021-08 in October 2021, which amends ASC Topic 805 by requiring contract assets and contract liabilities arising from revenue contract with customers to be recognized in accordance with ASC Topic 606 on the acquisition date instead of fair value.	January 1, 2023	The Corporation was not impacted by the adoption of ASU 2021-08, however, it will consider this guidance for revenue contracts with customers recognized as part of business combinations entered into on or after the effective date.

Accounting Standards Updates Not Yet Adopted

Standard	*Description*	*Date of adoption*	*Effect on the financial statements*
FASB ASU 2023-09, Income Tax (Topic 740) – Improvements to Income Tax Disclosures	The FASB issued ASU 2023-09 in December 2023, which amends ASC topic 740 by enhancing disclosures regarding rate reconciliation and requiring the disclosure of income taxes paid, income (or loss) from continuing operations before income tax expense and income tax expense disaggregated by national, state and foreign level. Disclosures that no longer were considered cost beneficial or relevant were removed from ASC topic 740	January 1, 2025	The Corporation is currently evaluating the impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60) – Accounting for and Disclosure of Crypto Assets	The FASB issued ASU 2023-08 in December 2023, which amends ASC subtopic 350-60 by requiring that crypto assets are measured at fair value in the statement of financial position each reporting period with changes from remeasurement being recognized in net income. The ASU also requires enhanced disclosures for both annual and interim reporting periods to provide investors with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings.	January 1, 2025	The Corporation does not expect to be impacted by the adoption of this ASU since it does not hold crypto-assets for its platform users.
FASB ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures	The FASB issued ASU 2023-07 in November 2023, which amends ASC topic 280 by requiring additional disclosures about significant segment expenses.	For fiscal years beginning on January 1, 2024 For interim periods within fiscal years beginning after January 1, 2025	The Corporation is currently evaluating the impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	The FASB issued ASU 2023-06 in October 2023 which modifies the disclosure or presentation requirements of various subtopics in the Codification with the purpose of aligning U.S. GAAP requirement with those of the SEC under Regulation S-X and S-K.	The date on which the SEC removes related disclosure requirements from Regulation S-X or Regulation S-K. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	The Corporation does not expect to be impacted by the adoption of this ASU since it is currently subject to SEC's current disclosure and presentation requirements under Regulation S-X and S-K.
FASB ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60) – Recognition and initial measurement	The FASB issued ASU 2023-05 in August 2023, which amends ASC subtopic 805-60 to include specific guidance about how joint ventures should recognize and initially measure assets contributed and liabilities assumed. The amendments require that a joint venture, upon formation, recognize and initially measure its assets and liabilities at fair value.	January 1, 2025	Upon adoption of this ASU, the Corporation will consider this guidance for the initial measure of assets and liabilities of newly created joint ventures.
FASB ASU 2023-02, Investments – Equity Method and Joint Ventures (Topic 323) – Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	The FASB issued ASU 2023-02 in March 2023, which amend ASC topic 323 by permitting the election to apply the proportional amortization method to account for tax equity investments that generate income tax credits through investment in low- income-housing tax credit (LIHTC) structures and other tax credit programs if certain conditions are met. The ASU also eliminates the application of the ASC subtopic 323-740 to LIHTC investment not accounted for using the proportional amortization method and instead requires the use of other guidance.	January 1, 2024	The Corporation does not expect to be impacted by the adoption of this ASU since it does not hold investments in tax equity investments.

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-01, Leases (Topic 842) – Common Control Arrangements	The FASB issued ASU 2023-01 in March 2023, which amends ASC Topic 842 and requires the amortization leasehold improvements associated with common control leases over the useful life of the leasehold improvements to the common control group as long as the lessee controls the use of the underlying assets through a lease. In addition, the ASU requires companies to account for leasehold improvements associated with common control leases as a transfer between entities under common control through an adjustments to equity if, and when, the lessee no longer controls the use of the underlying asset.	January 1, 2024	The Corporation does not expect to be impacted by the adoption of this ASU since it does not hold common control leasehold improvements, however, it will consider this guidance to determine the amortization period for and accounting treatment of leasehold improvements associated with common control leases acquired on or after the effective date.
FASB ASU 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction	The FASB issued ASU 2022-03 in June 2022, which clarifies that a contractual restriction that prohibits the sale of an equity security is not considered part of the unit of account of the equity security, therefore, is not considered in measuring its fair value. The ASU also provides enhanced disclosures for equity securities subject to a contractual sale restriction.	January 1, 2024	The Corporation does not anticipate that the adoption of this accounting pronouncement will have a material effect in its consolidated statement of financial condition and results of operations.

Note 4 - Business combinations
Acquisition of key customer channels and business from Evertec

On July 1, 2022, BPPR completed its previously announced acquisition of certain assets used by Evertec Group, LLC ("Evertec Group"), a wholly owned subsidiary of Evertec, Inc. ("Evertec"), to service certain BPPR channels ("Business Acquisition Transaction").

As a result of the closing of the Business Acquisition Transaction, BPPR acquired from Evertec Group certain critical channels, including BPPR's retail and business digital banking and commercial cash management applications. In connection with the Business Acquisition Transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries.

Under the amended service agreements, Evertec Group no longer has exclusive rights to provide certain of Popular's technology services. The amended service agreements include discounted pricing and lowered caps on contractual pricing escalators tied to the Consumer Price Index. As part of the transaction, BPPR and Evertec also entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. Under the terms of the amended and restated Master Service Agreement ("MSA"), Evertec will be entitled to receive monthly payments from the Corporation to the extent that Evertec's revenues, covered under the MSA, fall below certain agreed annualized minimum amounts.

As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). A total of $144.8 million of the consideration for the transaction was attributed to the acquisition of the critical channels of which $28.7 million were attributed to Software Intangible Assets and $116.1 million were attributed to goodwill. The transaction was accounted for as a business combination. The remaining $24.2 million was attributed to the renegotiation of the MSA with Evertec and was recorded as an expense. The Corporation also recorded a credit of $6.9 million in Evertec billings under the MSA during the third quarter of 2022 as a result of the Business Acquisition Transaction, resulting in a net expense charge of $17.3 million.

On August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec (the "Evertec Stock Sale", and collectively with the Business Acquisition Transaction, the "Evertec Transactions"). Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. The impact of the gain on the sale of Evertec shares used as consideration for the Business

Acquisition Transaction in exchange for the acquired applications on July 1, 2022 and the net expense associated with the renegotiation of the MSA, together with the Evertec Stock Sale and the related accounting adjustments of the Evertec Transactions, resulted in an aggregate after-tax gain of $226.6 million, recorded during the third quarter of 2022.

The following table presents the fair values of the consideration and major classes of identifiable assets acquired by BPPR as of July 1, 2022.

(In thousands)	Fair Value
Stock consideration	$144,785
Total consideration	$144,785
Assets:	
Developed technology – Software intangible assets	$ 28,650
Total assets	$ 28,650
Net assets acquired	$ 28,650
Goodwill on acquisition	$116,135

The following is a description of the methods used to determine the fair values of significant assets acquired in the Business Acquisition Transaction:

Developed technology – Software intangible assets
In order to determine the fair value of the developed technology acquired, the Corporation considered the guidance in ASC Topic 820, Fair Value Measurements. The Corporation used the cost replacement methodology and estimated the cost that would be incurred in developing the acquired technology as the assets' fair value. In developing this estimate, the Corporation considered the historical direct costs as well as indirect costs and applied an inflation factor to arrive at what would be the current replacement cost. To this estimated cost, the Corporation applied an obsolescence factor to arrive at the estimated fair value of the acquired technology. The obsolescence factor considered the estimated remaining useful life of the acquired software, considering existing and upcoming technology changes, as well as the scalability of the system architecture for further developments. This software acquired for internal use is recorded within Other Assets in the accompanying Consolidated Financial Statements and will be amortized over its current estimated remaining useful life of 5 years.

Goodwill
The goodwill is the residual difference between the consideration transferred to Evertec and the fair value of the assets acquired, net of the liabilities assumed, if any. The entire amount of goodwill is deductible for income tax purposes pursuant to P.R. Internal Revenue Code ("IRC") section 1033.07 over a 15-year period.

The Corporation believes that given the amount of assets acquired and the size of the operations acquired in relation to Popular's operations, the historical results of Evertec are not material to Popular's results, and thus no pro forma information is presented.

Note 5 - Restrictions on cash and due from banks and certain securities

BPPR is required by regulatory agencies to maintain average reserve balances with the Federal Reserve Bank of New York (the "Fed") or other banks. Those required average reserve balances amounted to $2.7 billion at December 31, 2023 (December 31, 2022 - $2.8 billion). Cash and due from banks, as well as other highly liquid securities, are used to cover the required average reserve balances.

At December 31, 2023, the Corporation held $78 million in restricted assets in the form of funds deposited in money market accounts, debt securities available for sale and equity securities (December 31, 2022 - $80 million). The restricted assets held in debt securities available for sale and equity securities consist primarily of assets held for the Corporation's non-qualified retirement plans and fund deposits guaranteeing possible liens or encumbrances over the title of insured properties.

Note 6 – Debt securities available-for-sale

The following tables present the amortized cost, gross unrealized gains and losses, approximate fair value, weighted average yield and contractual maturities of debt securities available-for-sale at December 31, 2023 and December 31, 2022.

(In thousands)	At December 31, 2023				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities					
Within 1 year	$ 7,103,518	$ 526	$ 59,415	$ 7,044,629	3.51%
After 1 to 5 years	3,598,209	84	170,209	3,428,084	1.35
After 5 to 10 years	307,512	–	33,164	274,348	1.63
Total U.S. Treasury securities	11,009,239	610	262,788	10,747,061	2.75
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	17,899	–	838	17,061	1.55
After 5 to 10 years	20,503	2	1,321	19,184	2.28
After 10 years	108,280	29	9,868	98,441	2.54
Total collateralized mortgage obligations - federal agencies	146,682	31	12,027	134,686	2.38
Mortgage-backed securities					
Within 1 year	637	–	3	634	3.72
After 1 to 5 years	82,310	11	3,536	78,785	2.34
After 5 to 10 years	792,431	75	48,250	744,256	2.28
After 10 years	6,067,353	667	1,046,909	5,021,111	1.64
Total mortgage-backed securities	6,942,731	753	1,098,698	5,844,786	1.72
Other					
Within 1 year	1,011	–	–	1,011	4.00
After 1 to 5 years	1,500	–	–	1,500	8.50
Total other	2,511	–	–	2,511	6.69
Total debt securities available-for-sale[1]	$18,101,163	$1,394	$1,373,513	$16,729,044	2.35%

[1] Includes $12 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $11.1 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $4.6 billion that could be used to increase its borrowing facilities.

	At December 31, 2022				
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities					
Within 1 year	$ 4,576,127	$ 506	$ 47,156	$ 4,529,477	2.42%
After 1 to 5 years	6,793,739	–	410,858	6,382,881	1.35
After 5 to 10 years	308,854	–	40,264	268,590	1.63
Total U.S. Treasury securities	11,678,720	506	498,278	11,180,948	1.78
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	3,914	–	213	3,701	1.77
After 5 to 10 years	47,979	–	3,428	44,551	1.73
After 10 years	127,639	24	10,719	116,944	2.53
Total collateralized mortgage obligations - federal agencies	179,532	24	14,360	165,196	2.30
Mortgage-backed securities					
After 1 to 5 years	74,328	11	3,428	70,911	2.33
After 5 to 10 years	866,757	43	58,997	807,803	2.16
After 10 years	6,762,150	932	1,184,626	5,578,456	1.61
Total mortgage-backed securities	7,703,235	986	1,247,051	6,457,170	1.68
Other					
After 1 to 5 years	1,062	–	2	1,060	3.98
Total other	1,062	–	2	1,060	3.98
Total debt securities available-for-sale[1]	$19,562,549	$1,516	$1,759,691	$17,804,374	1.75%

[1]   Includes $11.3 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $10.3 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $6.4 billion that could be used to increase its borrowing facilities.

The weighted average yield on debt securities available-for-sale is based on amortized cost; therefore, it does not give effect to changes in fair value.

Securities not due on a single contractual maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations, mortgage-backed securities and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities available-for-sale at December 31, 2023 by contractual maturity.

(In thousands)	Amortized cost	Fair value
Within 1 year	$ 7,105,166	$ 7,046,274
After 1 to 5 years	3,699,918	3,525,430
After 5 to 10 years	1,120,446	1,037,788
After 10 years	6,175,633	5,119,552
Total debt securities available-for-sale	$18,101,163	$16,729,044

At December 31, 2023, the Corporation did not intend to sell or believed it was more likely than not that it would be required to sell debt securities classified as available-for-sale. There were no debt securities available-for-sale sold during the years ended December 31, 2023 and December 31, 2022. During the year ended December 31, 2021, the Corporation sold U.S Treasury Notes. The proceeds from these sales were $236 million. Gross realized gains and losses on the sale of debt securities available-for-sale for the years ended December 31, 2023, 2022 and 2021 were as follows:

(In thousands)	2023	2022	2021
Gross realized gains	$ –	$ –	$ 695
Gross realized losses	–	–	(672)
Net realized gains (losses) on sale of debt securities available-for-sale	$ –	$–	$ 23

The following tables present the Corporation's fair value and gross unrealized losses of debt securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2023 and 2022.

| | At December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$ 244,925	$ 5,126	$ 6,550,941	$ 257,662	$ 6,795,866	$ 262,788
Collateralized mortgage obligations - federal agencies	5,234	35	124,930	11,992	130,164	12,027
Mortgage-backed securities	37,118	405	5,779,260	1,098,293	5,816,378	1,098,698
Total debt securities available-for-sale in an unrealized loss position	$ 287,277	$ 5,566	$12,455,131	$1,367,947	$12,742,408	$1,373,513

| | At December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$6,027,786	$288,582	$ 3,244,572	$ 209,696	$ 9,272,358	$ 498,278
Collateralized mortgage obligations - federal agencies	139,845	10,655	22,661	3,705	162,506	14,360
Mortgage-backed securities	1,740,214	138,071	4,662,195	1,108,980	6,402,409	1,247,051
Other	60	2	–	–	60	2
Total debt securities available-for-sale in an unrealized loss position	$7,907,905	$437,310	$ 7,929,428	$1,322,381	$15,837,333	$1,759,691

As of December 31, 2023, the portfolio of available-for-sale debt securities reflects gross unrealized losses of $1.4 billion, driven mainly by fixed-rate U.S. Treasury Securities and mortgage-backed securities, which have been impacted by a decline in fair value as a result of the rising interest rate environment. The portfolio of available-for-sale debt securities is comprised mainly of U.S Treasuries and obligations from the U.S. Government, its agencies or government sponsored entities, including FNMA, FHMLC and GNMA. As discussed in Note 2 to the Consolidated Financial Statements, these securities carry an explicit or implicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established.

In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for-sale portfolio to its held-to-maturity portfolio. Management changed its intent, given its ability to hold these securities to maturity due to the Corporation's liquidity position and its intention to reduce the impact on accumulated other comprehensive income (loss) ("AOCI") and tangible capital of further increases in interest rates. The securities were reclassified at fair value at the time of the transfer. At the date of the transfer, these securities had pre-tax unrealized losses of $873 million recorded in AOCI. This fair value discount is being accreted to interest income and the unrealized loss remaining in AOCI is being amortized, offsetting each other through the remaining life of the securities. There were no realized gains or losses recorded as a result of this transfer.

Note 7 –Debt securities held-to-maturity

The following tables present the amortized cost, allowance for credit losses, gross unrealized gains and losses, approximate fair value, weighted average yield and contractual maturities of debt securities held-to-maturity at December 31, 2023 and 2022.

	At December 31, 2023							
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 597,768	$ 597,768	$ –	$ 597,768	$ –	$ 7,526	$ 590,242	2.58%
After 1 to 5 years	7,971,072	7,335,159	–	7,335,159	637	21,996	7,313,800	1.39
After 5 to 10 years	211,061	188,484	–	188,484	–	187	188,297	1.50
Total U.S. Treasury securities	8,779,901	8,121,411	–	8,121,411	637	29,709	8,092,339	1.47
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	4,820	4,820	9	4,811	3	–	4,814	6.17
After 1 to 5 years	20,171	20,171	147	20,024	96	125	19,995	3.80
After 5 to 10 years	845	845	28	817	28	–	845	5.80
After 10 years	39,572	39,572	5,596	33,976	2,814	2,766	34,024	1.41
Total obligations of Puerto Rico, States and political subdivisions	65,408	65,408	5,780	59,628	2,941	2,891	59,678	2.55
Collateralized mortgage obligations - federal agencies								
Within 1 year	13	13	–	13	–	–	13	6.44
After 10 years	1,543	1,543	–	1,543	–	148	1,395	2.87
Total collateralized mortgage obligations - federal agencies	1,556	1,556	–	1,556	–	148	1,408	2.90
Securities in wholly owned statutory business trusts								
After 10 years	5,960	5,960	–	5,960	–	–	5,960	6.33
Total securities in wholly owned statutory business trusts	5,960	5,960	–	5,960	–	–	5,960	6.33
Total debt securities held-to-maturity [2]	$8,852,825	$8,194,335	$5,780	$8,188,555	$3,578	$32,748	$8,159,385	1.48%

[1] Book value includes $658 million of net unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio as discussed in Note 6.

[2] Includes $8.1 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $67.3 million that could be used to increase its borrowing facilities.

	At December 31, 2022							
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 499,034	$ 499,034	$ –	$ 499,034	$ –	$ 6,203	$ 492,831	2.83%
After 1 to 5 years	6,147,568	5,640,767	–	5,640,767	–	59,806	5,580,961	1.49
After 5 to 10 years	2,638,238	2,313,666	–	2,313,666	–	14,857	2,298,809	1.41
Total U.S. Treasury securities	9,284,840	8,453,467	–	8,453,467	–	80,866	8,372,601	1.54
Obligations of Puerto Rico, States and political subdivisions				`				
Within 1 year	4,530	4,530	8	4,522	5	–	4,527	6.08%
After 1 to 5 years	19,105	19,105	234	18,871	150	82	18,939	4.24
After 5 to 10 years	1,025	1,025	34	991	34	–	1,025	5.80
After 10 years	41,261	41,261	6,635	34,626	4,729	2,229	37,126	1.40
Total obligations of Puerto Rico, States and political subdivisions	65,921	65,921	6,911	59,010	4,918	2,311	61,617	2.61
Collateralized mortgage obligations - federal agencies								
After 1 to 5 years	19	19	–	19	–	–	19	6.44
Total collateralized mortgage obligations - federal agencies	19	19	–	19	–	–	19	6.44
Securities in wholly owned statutory business trusts								
After 10 years	5,959	5,959	–	5,959	–	–	5,959	6.33
Total securities in wholly owned statutory business trusts	5,959	5,959	–	5,959	–	–	5,959	6.33
Total debt securities held-to-maturity [2]	$9,356,739	$8,525,366	$6,911	$8,518,455	$4,918	$83,177	$8,440,196	1.55%

[1] Book value includes $831 million of net unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio as discussed in Note 6.

[2] Includes $6.9 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $1.5 billion that could be used to increase its borrowing facilities.

Securities not due on a single contractual maturity date, such as collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities held-to-maturity at December 31, 2023 by contractual maturity.

(In thousands)	Amortized cost	Book Value	Fair value
Within 1 year	$ 602,601	$ 602,601	$ 595,069
After 1 to 5 years	7,991,243	7,355,330	7,333,795
After 5 to 10 years	211,906	189,329	189,142
After 10 years	47,075	47,075	41,379
Total debt securities held-to-maturity	$8,852,825	$8,194,335	$8,159,385

Credit Quality Indicators

The following describes the credit quality indicators by major security type that the Corporation considers in its' estimate to develop the allowance for credit losses for investment securities held-to-maturity.

As discussed in Note 2 to the Consolidated Financial Statements, U.S. Treasury securities carry an explicit guarantee from the U.S. Government are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established.

At December 31, 2023 and December 31, 2022, the "Obligations of Puerto Rico, States and political subdivisions" classified as held-to-maturity, includes securities issued by municipalities of Puerto Rico that are generally not rated by a credit rating agency. This includes $19 million of general and special obligation bonds issued by three municipalities of Puerto Rico, that are payable primarily from certain property taxes imposed by the issuing municipality (December 31, 2022 - $25 million). In the case of general obligations, they also benefit from a pledge of the full faith, credit and unlimited taxing power of the issuing municipality, which is required by law to levy property taxes in an amount sufficient for the payment of debt service on such general obligation bonds. The Corporation performs periodic credit quality reviews of these securities and internally assigns standardized credit risk ratings based on its evaluation. The Corporation considers these ratings in its estimate to develop the allowance for credit losses associated with these securities. For the definitions of the obligor risk ratings, refer to the Credit Quality section of Note 9 to the Consolidated Financial Statements.

The following presents the amortized cost basis of securities held by the Corporation issued by municipalities of Puerto Rico aggregated by the internally assigned standardized credit risk rating:

	At December 31, 2023	At December 31, 2022
(In thousands)	Securities issued by Puerto Rico municipalities	
Watch	$ 2,255	$13,735
Pass	16,565	10,925
Total	$18,820	$24,660

At December 31, 2023, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also includes $40 million in securities issued by the Puerto Rico Housing Finance Authority ("HFA"), a government instrumentality, for which the underlying source of payment is second mortgage loans in Puerto Rico residential properties (not the government), but for which HFA, provides a guarantee in the event of default and upon the satisfaction of certain other conditions (December 31, 2022 - $42 million). These securities are not rated by a credit rating agency. The Corporation assesses the credit risk associated with these securities by evaluating the refreshed FICO scores of a representative sample of the underlying borrowers. At December 31, 2023, the average refreshed FICO score for the representative sample, comprised of 67% of the nominal value of the securities, used for the loss estimate was of 708 (compared to 65% and 707, respectively, at December 31, 2022). The loss estimates for this portfolio was based on the methodology established under CECL for similar loan obligations. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

A further deterioration of the Puerto Rico economy or of the fiscal health of the Government of Puerto Rico and/or its instrumentalities (including if any of the issuing municipalities become subject to a debt restructuring proceeding under PROMESA) could further affect the value of these securities, resulting in losses to the Corporation.

Refer to Note 24 to the Consolidated Financial Statements for additional information on the Corporation's exposure to the Puerto Rico Government.

At December 31, 2023, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also includes $7 million in securities issued by the HFA for which the underlying source of payment is U.S. Treasury securities. The Corporation applies a zero-credit loss assumption for these securities, and no ACL has been established for these securities given that U.S. Treasury securities carry an explicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Refer to Note 2 to the Consolidated Financial Statements for further details.

Delinquency status

At December 31, 2023 and December 31, 2022, there were no securities held-to-maturity in past due or non-performing status.

Allowance for credit losses on debt securities held-to-maturity
The following table provides the activity in the allowance for credit losses related to debt securities held-to-maturity by security type at December 31, 2023 and December 31, 2022:

	For the year ended December 31,	
	2023	2022
(In thousands)	Obligations of Puerto Rico, States and political subdivisions	
Allowance for credit losses:		
Beginning balance	$ 6,911	$ 8,096
Provision for credit losses (benefit)	(1,131)	(1,185)
Securities charged-off	–	–
Recoveries	–	–
Ending balance	$ 5,780	$ 6,911

The allowance for credit losses for the Obligations of Puerto Rico, States and political subdivisions includes $0.2 million for securities issued by municipalities of Puerto Rico, and $5.6 million for bonds issued by the Puerto Rico HFA, which are secured by second mortgage loans on Puerto Rico residential properties (compared to $0.3 million and $6.6 million, respectively, at December 31, 2022).

Note 8 – Loans
For a summary of the accounting policies related to loans, interest recognition and allowance for credit losses refer to Note 2 to the Consolidated Financial Statement .

During the year ended December 31, 2023, the Corporation recorded purchases (including repurchases) of mortgage loans of $385 million, which include $1 million in Purchased Credit Deteriorated ("PCD") loans, consumer loans of $127 million and commercial loans of $266 million; compared to purchases (including repurchases) of mortgage loans of $299 million, which include $4 million in PCD loans, consumer loans of $433 million, and commercial loans of $142 million during the year ended December 31, 2022.

The Corporation performed whole-loan sales involving approximately $49 million of residential mortgage loans, $45 million of consumer loans, and $82 million of commercial and construction loans during the year ended December 31, 2023 (December 31, 2022 - $63 million of residential mortgage loans and $138 million of commercial and construction loans). Also, during the year ended December 31, 2023, the Corporation securitized approximately $2 million of mortgage loans into Government National Mortgage Association ("GNMA") mortgage-backed securities and $ 35 million of mortgage loans into Federal National Mortgage Association ("FNMA") mortgage-backed securities, compared to $169 million and $ 122 million, respectively, during the year ended December 31, 2022. Also, the Corporation securitized approximately $9 million of mortgage loans into Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities during the year ended December 31, 2022.

Delinquency status
The following tables present the amortized cost basis of loans held-in-portfolio ("HIP"), net of unearned income, by past due status, and by loan class including those that are in non-performing status or that are accruing interest but are past due 90 days or more at December 31, 2023 and December 31, 2022.

December 31, 2023								
BPPR								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 524	$ –	$ 1,991	$ 2,515	$ 289,427	$ 291,942	$ 1,991	$ –
Commercial real estate:								
Non-owner occupied	5,510	77	8,745	14,332	2,990,922	3,005,254	8,745	–
Owner occupied	2,726	249	29,430	32,405	1,365,978	1,398,383	29,430	–
Commercial and industrial	6,998	3,352	36,210	46,560	4,749,666	4,796,226	32,826	3,384
Construction	–	–	6,378	6,378	163,479	169,857	6,378	–
Mortgage	260,897	114,282	416,528	791,707	5,600,117	6,391,824	175,106	241,422
Leasing	20,140	6,719	8,632	35,491	1,696,318	1,731,809	8,632	–
Consumer:								
Credit cards	13,243	9,912	23,281	46,436	1,089,292	1,135,728	–	23,281
Home equity lines of credit	230	–	26	256	2,392	2,648	–	26
Personal	19,065	14,611	19,031	52,707	1,723,603	1,776,310	19,031	–
Auto	100,061	27,443	45,615	173,119	3,487,661	3,660,780	45,615	–
Other	1,641	204	1,213	3,058	147,104	150,162	964	249
Total	$431,035	$176,849	$597,080	$1,204,964	$23,305,959	$24,510,923	$328,718	$268,362

December 31, 2023								
Popular U.S.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 9,141	$ 2,001	$ –	$ 11,142	$ 2,112,536	$ 2,123,678	$ –	$ –
Commercial real estate:								
Non-owner occupied	566	1,036	1,117	2,719	2,079,448	2,082,167	1,117	–
Owner occupied	30,560	–	6,274	36,834	1,645,418	1,682,252	6,274	–
Commercial and industrial	7,815	697	3,881	12,393	2,317,502	2,329,895	3,772	109
Construction	–	–	–	–	789,423	789,423	–	–
Mortgage	48,818	7,821	11,191	67,830	1,236,263	1,304,093	11,191	–
Consumer:								
Credit cards	–	–	–	–	19	19	–	–
Home equity lines of credit	1,472	4	3,733	5,209	58,096	63,305	3,733	–
Personal	2,222	1,948	2,805	6,975	161,962	168,937	2,805	–
Other	4	–	1	5	10,274	10,279	1	–
Total	$100,598	$13,507	$29,002	$143,107	$10,410,941	$10,554,048	$28,893	$109

December 31, 2023									
Popular, Inc.									
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 9,665	$ 2,001	$ 1,991	$ 13,657	$ 2,401,963	$ 2,415,620	$ 1,991	$ –
Commercial real estate:								
Non-owner occupied	6,076	1,113	9,862	17,051	5,070,370	5,087,421	9,862	–
Owner occupied	33,286	249	35,704	69,239	3,011,396	3,080,635	35,704	–
Commercial and industrial	14,813	4,049	40,091	58,953	7,067,168	7,126,121	36,598	3,493
Construction	–	–	6,378	6,378	952,902	959,280	6,378	–
Mortgage [1]	309,715	122,103	427,719	859,537	6,836,380	7,695,917	186,297	241,422
Leasing	20,140	6,719	8,632	35,491	1,696,318	1,731,809	8,632	–
Consumer:								
Credit cards	13,243	9,912	23,281	46,436	1,089,311	1,135,747	–	23,281
Home equity lines of credit	1,702	4	3,759	5,465	60,488	65,953	3,733	26
Personal	21,287	16,559	21,836	59,682	1,885,565	1,945,247	21,836	–
Auto	100,061	27,443	45,615	173,119	3,487,661	3,660,780	45,615	–
Other	1,645	204	1,214	3,063	157,378	160,441	965	249
Total	$531,633	$190,356	$626,082	$1,348,071	$33,716,900	$35,064,971	$357,611	$268,471

[1] It is the Corporation's policy to report delinquent residential mortgage loans insured by Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. These balances include $106 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2023. Furthermore, as of December 31, 2023, the Corporation had approximately $38 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets.

[2] Loans held-in-portfolio are net of $356 million in unearned income and exclude $4 million in loans held-for-sale.

[3] Includes $14.2 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $7.0 billion were pledged at the Federal Home Loan Bank ("FHLB") as collateral for borrowings and $7.2 billion at the Federal Reserve Bank ("FRB") for discount window borrowings. As of December 31, 2023, the Corporation had an available borrowing facility with the FHLB and the discount window of Federal Reserve Bank of New York of $3.5 billion and $4.4 billion, respectively.

December 31, 2022

BPPR

(In thousands)	Past due						Past due 90 days or more	
	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 425	$ –	$ 242	$ 667	$ 280,706	$ 281,373	$ 242	$ –
Commercial real estate:								
Non-owner occupied	941	428	23,662	25,031	2,732,296	2,757,327	23,662	–
Owner occupied	729	245	23,990	24,964	1,563,092	1,588,056	23,990	–
Commercial and industrial	3,036	941	35,777	39,754	3,756,754	3,796,508	34,277	1,500
Construction	–	–	–	–	147,041	147,041	–	–
Mortgage	222,926	91,881	579,993	894,800	5,215,479	6,110,279	242,391	337,602
Leasing	11,983	3,563	5,941	21,487	1,564,252	1,585,739	5,941	–
Consumer:								
Credit cards	7,106	5,049	11,910	24,065	1,017,766	1,041,831	–	11,910
Home equity lines of credit	–	–	–	–	2,954	2,954	–	–
Personal	13,232	8,752	18,082	40,066	1,545,621	1,585,687	18,082	–
Auto	68,868	19,243	40,978	129,089	3,383,441	3,512,530	40,978	–
Other	487	87	12,682	13,256	124,324	137,580	12,446	236
Total	$329,733	$130,189	$753,257	$1,213,179	$21,333,726	$22,546,905	$402,009	$351,248

December 31, 2022

Popular U.S.

(In thousands)	Past due						Past due 90 days or more	
	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 2,177	$ –	$ –	$ 2,177	$2,038,163	$2,040,340	$ –	$ –
Commercial real estate:								
Non-owner occupied	484	–	1,454	1,938	1,740,405	1,742,343	1,454	–
Owner occupied	–	–	5,095	5,095	1,485,398	1,490,493	5,095	–
Commercial and industrial	12,960	2,205	4,685	19,850	2,022,842	2,042,692	4,319	366
Construction	–	–	–	–	610,943	610,943	–	–
Mortgage	16,131	5,834	20,488	42,453	1,244,739	1,287,192	20,488	–
Consumer:								
Credit cards	–	–	–	–	39	39	–	–
Home equity lines of credit	413	161	4,110	4,684	64,278	68,962	4,110	–
Personal	1,808	1,467	1,958	5,233	232,659	237,892	1,958	–
Other	–	–	8	8	9,960	9,968	8	–
Total	$33,973	$9,667	$37,798	$81,438	$9,449,426	$9,530,864	$37,432	$366

	December 31, 2022							
	Popular, Inc.							
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 2,602	$ –	$ 242	$ 2,844	$ 2,318,869	$ 2,321,713	$ 242	$ –
Commercial real estate:								
Non-owner occupied	1,425	428	25,116	26,969	4,472,701	4,499,670	25,116	–
Owner occupied	729	245	29,085	30,059	3,048,490	3,078,549	29,085	–
Commercial and industrial	15,996	3,146	40,462	59,604	5,779,596	5,839,200	38,596	1,866
Construction	–	–	–	–	757,984	757,984	–	–
Mortgage [1]	239,057	97,715	600,481	937,253	6,460,218	7,397,471	262,879	337,602
Leasing	11,983	3,563	5,941	21,487	1,564,252	1,585,739	5,941	–
Consumer:								
Credit cards	7,106	5,049	11,910	24,065	1,017,805	1,041,870	–	11,910
Home equity lines of credit	413	161	4,110	4,684	67,232	71,916	4,110	–
Personal	15,040	10,219	20,040	45,299	1,778,280	1,823,579	20,040	–
Auto	68,868	19,243	40,978	129,089	3,383,441	3,512,530	40,978	–
Other	487	87	12,690	13,264	134,284	147,548	12,454	236
Total	$363,706	$139,856	$791,055	$1,294,617	$30,783,152	$32,077,769	$439,441	$351,614

[1] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. These balances also include $190 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2022. Furthermore, as of December 31, 2022, the Corporation had approximately $42 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets.

[2] Loans held-in-portfolio are net of $295 million in unearned income and exclude $5 million in loans held-for-sale.

[3] Includes $7.4 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $4.8 billion were pledged at the Federal Home Loan Bank (FHLB) as collateral for borrowings and $2.6 billion at the Federal Reserve Bank (FRB) for discount window borrowings. As of December 31, 2022, the Corporation had an available borrowing facility with the FHLB and the discount window of Federal Reserve Bank of New York of $2.1 billion and $1.4 billion, respectively.

Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The Corporation discontinues the recognition of interest income on residential mortgage loans insured by the FHA or guaranteed by VA when 15 months delinquent as to principal or interest, since the principal repayment on these loans is insured.

At December 31, 2023, mortgage loans held-in-portfolio include $2.2 billion (December 31, 2022 - $2.0 billion) of loans insured by the FHA, or guaranteed by the VA of which $241.6 million (December 31, 2022 - $337.8 million) are 90 days or more past due. The portfolio of guaranteed loans includes $106 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2023 (December 31, 2022 - $190 million). The Corporation has approximately $38 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2023 (December 31, 2022 - $42 million).

Loans with a delinquency status of 90 days past due as of December 31, 2023 include $11 million in loans previously pooled into GNMA securities (December 31, 2022 - $14 million). Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements of BPPR with an offsetting liability. Loans in our serviced GNMA portfolio benefit from payment forbearance programs but continue to reflect the contractual delinquency until the borrower repays deferred payments or completes a payment deferral modification or other borrower assistance alternative.

The components of the net financing leases, including finance leases within the C&I category, receivable at December 31, 2023 and 2022 were as follows:

(In thousands)	2023	2022
Total minimum lease payments	$1,499,230	$1,336,173
Estimated residual value of leased property	685,757	605,638
Deferred origination costs, net of fees	25,634	24,909
Less - Unearned financing income	351,026	293,091
Net minimum lease payments	1,859,595	1,673,629
Less - Allowance for credit losses	10,920	22,216
Net minimum lease payments, net of allowance for credit losses	$1,848,675	$1,651,413

At December 31, 2023, future minimum lease payments are expected to be received as follows:

(In thousands)	
2024	$ 69,188
2025	92,293
2026	138,254
2027	249,775
2028	339,962
2029 and thereafter	609,758
Total	$1,499,230

The following tables present the amortized cost basis of non-accrual loans as of December 31, 2023 and December 31, 2022 by class of loans:

	December 31, 2023					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ –	$ 1,991	$ –	$ –	$ –	$ 1,991
Commercial real estate non-owner occupied	3,695	5,050	–	1,117	3,695	6,167
Commercial real estate owner occupied	20,432	8,998	3,877	2,397	24,309	11,395
Commercial and industrial	6,991	25,835	–	3,772	6,991	29,607
Construction	–	6,378	–	–	–	6,378
Mortgage	84,677	90,429	120	11,071	84,797	101,500
Leasing	481	8,151	–	–	481	8,151
Consumer:						
HELOCs	–	–	–	3,733	–	3,733
Personal	3,589	15,442	–	2,805	3,589	18,247
Auto	1,833	43,782	–	–	1,833	43,782
Other	263	701	–	1	263	702
Total	$121,961	$206,757	$3,997	$24,896	$125,958	$231,653

	December 31, 2022					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ –	$ 242	$ –	$ –	$ –	$ 242
Commercial real estate non-owner occupied	15,639	8,023	1,454	–	17,093	8,023
Commercial real estate owner occupied	9,070	14,920	5,095	–	14,165	14,920
Commercial and industrial	20,227	14,050	–	4,319	20,227	18,369
Mortgage	119,027	123,364	71	20,417	119,098	143,781
Leasing	458	5,483	–	–	458	5,483
Consumer:						
HELOCs	–	–	–	4,110	–	4,110
Personal	4,623	13,459	–	1,958	4,623	15,417
Auto	1,177	39,801	–	–	1,177	39,801
Other	263	12,183	–	8	263	12,191
Total	$170,484	$231,525	$6,620	$30,812	$177,104	$262,337

Loans in non-accrual status with no allowance at December 31, 2023 include $126 million in collateral dependent loans (December 31, 2022 - $177 million). The Corporation recognized $4 million in interest income on non-accrual loans during the year ended December 31, 2023 (December 31, 2022 - $4 million).

The Corporation has designated loans classified as collateral dependent for which the ACL is measured based on the fair value of the collateral less cost to sell, when foreclosure is probable or when the repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. Appraisals are updated every one to two years depending on the type of loan and the total exposure of the borrower.

The following tables present the amortized cost basis of collateral-dependent loans, for which the ACL was measured based on the fair value of the collateral less cost to sell, by class of loans and type of collateral as of December 31, 2023 and December 31, 2022:

| (In thousands) | December 31, 2023 | | | | |
	Real Estate	Auto	Equipment	Other	Total
BPPR					
Commercial multi-family	$ 1,339	$ –	$ –	$ –	$ 1,339
Commercial real estate:					
Non-owner occupied	160,555	–	–	–	160,555
Owner occupied	25,848	–	–	–	25,848
Commercial and industrial	1,103	–	–	30,287	31,390
Construction	6,378	–	–	–	6,378
Mortgage	85,113	–	–	–	85,113
Leasing	–	1,373	–	–	1,373
Consumer:					
Personal	4,338	–	–	–	4,338
Auto	–	12,965	–	–	12,965
Other	–	–	–	305	305
Total BPPR	$284,674	$14,338	$ –	$30,592	$329,604
Popular U.S.					
Commercial real estate:					
Owner occupied	$ 3,877	$ –	$ –	$ –	$ 3,877
Commercial and industrial	–	–	105	400	505
Construction	5,990	–	–	–	5,990
Mortgage	1,303	–	–	–	1,303
Total Popular U.S.	$ 11,170	$ –	$105	$ 400	$ 11,675
Popular, Inc.					
Commercial multi-family	$ 1,339	$ –	$ –	$ –	$ 1,339
Commercial real estate:					
Non-owner occupied	160,555	–	–	–	160,555
Owner occupied	29,725	–	–	–	29,725
Commercial and industrial	1,103	–	105	30,687	31,895
Construction	12,368	–	–	–	12,368
Mortgage	86,416	–	–	–	86,416
Leasing	–	1,373	–	–	1,373
Consumer:					
Personal	4,338	–	–	–	4,338
Auto	–	12,965	–	–	12,965
Other	–	–	–	305	305
Total Popular, Inc.	$295,844	$14,338	$105	$30,992	$341,279

(In thousands)	December 31, 2022 Real Estate	Auto	Equipment	Accounts Receivables	Other	Total
BPPR						
Commercial multi-family	$ 1,329	$ –	$ –	$ –	$ –	$ 1,329
Commercial real estate:						
Non-owner occupied	202,980	–	–	–	–	202,980
Owner occupied	18,234	–	–	–	–	18,234
Commercial and industrial	1,345	–	32	9,853	20,985	32,215
Mortgage	128,069	–	–	–	–	128,069
Leasing	–	1,020	–	–	–	1,020
Consumer:						
Personal	5,381	–	–	–	–	5,381
Auto	–	9,556	–	–	–	9,556
Other	–	–	–	–	263	263
Total BPPR	$357,338	$10,576	$ 32	$9,853	$21,248	$399,047
Popular U.S.						
Commercial real estate:						
Non-owner occupied	$ 1,454	$ –	$ –	$ –	$ –	$ 1,454
Owner occupied	5,095	–	–	–	–	5,095
Commercial and industrial	–	–	136	–	–	136
Mortgage	1,104	–	–	–	–	1,104
Total Popular U.S.	$ 7,653	$ –	$136	$ –	$ –	$ 7,789
Popular, Inc.						
Commercial multi-family	$ 1,329	$ –	$ –	$ –	$ –	$ 1,329
Commercial real estate:						
Non-owner occupied	204,434	–	–	–	–	204,434
Owner occupied	23,329	–	–	–	–	23,329
Commercial and industrial	1,345	–	168	9,853	20,985	32,351
Mortgage	129,173	–	–	–	–	129,173
Leasing	–	1,020	–	–	–	1,020
Consumer:						
Personal	5,381	–	–	–	–	5,381
Auto	–	9,556	–	–	–	9,556
Other	–	–	–	–	263	263
Total Popular, Inc.	$364,991	$10,576	$168	$9,853	$21,248	$406,836

Purchased Credit Deteriorated (PCD) Loans

The Corporation has purchased loans during the year for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows:

(In thousands)	December 31, 2023	December 31, 2022
Purchase price of loans at acquisition	$819	$3,144
Allowance for credit losses at acquisition	89	915
Non-credit discount / (premium) at acquisition	9	140
Par value of acquired loans at acquisition	$917	$4,199

Note 9 - Allowance for credit losses - loans held-in-portfolio

The Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the ACL to provide for expected losses in the loan portfolio. This model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first acquired or originated. In addition, CECL provides that the initial ACL on PCD financial assets be recorded as an increase to the purchase price, with subsequent changes to the allowance recorded as a credit loss expense. The provision for credit losses recorded in current operations is based on this methodology. Loan losses are charged, and recoveries are credited to the ACL. The Corporation's modeling framework includes competing risk models that generate lifetime default and prepayment estimates as well as other loan level techniques to estimate loss severity. These models combine credit risk factors, which include the impact of loan modifications, with macroeconomic expectations to derive the lifetime expected loss.

As part of the Corporation's model governance procedures, a new model was implemented during the third quarter of 2023 for the U.S commercial real estate segment. The new model

enhances techniques used to capture default activity within the Corporation's geographical footprint. As part of the implementation analysis management evaluated the credit metrics of the portfolio such as risk ratings, delinquency levels, and low exposure to the commercial office sector. Qualitative reserves continue to be maintained to address risks within the U. S. commercial real estate segment. The new model including qualitative reserve accounted for $15 million of PB's reduction in ACL during the third quarter of 2023.

At December 31, 2023, the Corporation estimated the ACL by weighting the outputs of optimistic, baseline, and pessimistic scenarios. Among the three scenarios used to estimate the ACL, the baseline is assigned the highest probability, followed by the pessimistic scenario given the uncertainties in the economic outlook and downside risk. The weightings applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window. During the third quarter of 2022, as part of its evaluation procedures, the Corporation decided to extend the reversion window from 1 year to 3 years. The extension in the reversion window results in a better representation of historical movements for key macroeconomic variables that impact the ACL. The reasonable and supportable period assumptions remained unchanged at 2 years.

The baseline scenario assumes a 2024 annualized GDP growth for Puerto Rico and the United States of 1.21% and 1.65%. For 2023, annualized expected growth was 2.0% and 2.4% for Puerto Rico and United States, respectively. The reduction in 2024 is due to the Fed's monetary policy.

The 2024 average unemployment rate is forecasted at 6.79% and 3.95% for Puerto Rico and United States, respectively, compared to 2023 average level 6.1% for Puerto Rico and 3.7% for the United States.

The following tables present the changes in the ACL of loans held-in-portfolio and unfunded commitments for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023

BPPR

(In thousands)	Beginning Balance	Impact of Adopting ASU 2022-02	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-off	Recoveries	Net write down	Ending Balance
Allowance for credit losses - loans:								
Commercial								
Commercial multi-family	$ 5,210	$ —	$ (1,597)	$ —	$ —	$ 1	$ —	$ 3,614
Commercial real estate non-owner occupied	52,475	—	980	—	(1,130)	1,429	—	53,754
Commercial real estate owner occupied	48,393	(1,161)	(5,495)	—	(4,437)	3,337	—	40,637
Commercial and industrial	68,217	(552)	29,911	—	(7,739)	17,740	—	107,577
Total Commercial	174,295	(1,713)	23,799	—	(13,306)	22,507	—	205,582
Construction	2,978	—	4,926	—	(2,611)	1	—	5,294
Mortgage	117,344	(33,556)	(25,295)	89	(1,638)	15,496	—	72,440
Leasing	20,618	(35)	(3,836)	—	(10,879)	3,840	—	9,708
Consumer								
Credit cards	58,670	—	54,649	—	(41,007)	8,776	(601)	80,487
Home equity lines of credit	103	—	(155)	—	(213)	368	—	103
Personal	96,369	(7,020)	74,226	—	(71,977)	9,583	—	101,181
Auto	129,735	(21)	63,185	—	(55,306)	20,338	—	157,931
Other	15,433	—	3,335	—	(12,454)	818	—	7,132
Total Consumer	300,310	(7,041)	195,240	—	(180,957)	39,883	(601)	346,834
Total - Loans	$615,545	$(42,345)	$194,834	$89	$(209,391)	$81,727	$(601)	$639,858
Allowance for credit losses - unfunded commitments:								
Commercial	$ 4,336	$ —	$ 726	$ —	$ —	$ —	$ —	$ 5,062
Construction	2,022	—	(404)	—	—	—	—	1,618
Ending balance - unfunded commitments [1]	$ 6,358	$ —	$ 322	$ —	$ —	$ —	$ —	$ 6,680

[1]   Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

	For the year ended December 31, 2023					
	Popular U.S.					
(In thousands)	Beginning Balance	Impact of Adopting ASU 2022-02	Provision for credit losses - (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 21,101	$ –	$(10,980)	$ –	$ 5	$10,126
Commercial real estate non-owner occupied	19,065	–	(9,222)	(193)	2,049	11,699
Commercial real estate owner occupied	8,688	–	8,851	(1,395)	83	16,227
Commercial and industrial	12,227	–	4,557	(3,875)	1,870	14,779
Total Commercial	61,081	–	(6,794)	(5,463)	4,007	52,831
Construction	1,268	–	6,124	–	–	7,392
Mortgage	17,910	(2,098)	(5,248)	–	210	10,774
Consumer						
Credit cards	–	–	1	(1)	–	–
Home equity lines of credit	2,439	–	(1,058)	(471)	965	1,875
Personal	22,057	(1,140)	13,521	(19,971)	2,142	16,609
Other	2	–	159	(171)	12	2
Total Consumer	24,498	(1,140)	12,623	(20,614)	3,119	18,486
Total - Loans	$104,757	$(3,238)	$ 6,705	$(26,077)	$7,336	$89,483
Allowance for credit losses - unfunded commitments:						
Commercial	$ 1,175	$ –	$ 676	$ –	$ –	$ 1,851
Construction	1,184	–	7,262	–	–	8,446
Consumer	88	–	(59)	–	–	29
Ending balance - unfunded commitments [1]	$ 2,447	$ –	$ 7,879	$ –	$ –	$10,326

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2023								
Popular Inc.								
(In thousands)	Beginning Balance	Impact of adopting ASU 2022-02	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Net write down	Ending Balance
Allowance for credit losses - loans:								
Commercial								
Commercial multi-family	$ 26,311	$ –	$ (12,577)	$ –	$ –	$ 6	$ –	$ 13,740
Commercial real estate non-owner occupied	71,540	–	(8,242)	–	(1,323)	3,478	–	65,453
Commercial real estate owner occupied	57,081	(1,161)	3,356	–	(5,832)	3,420	–	56,864
Commercial and industrial	80,444	(552)	34,468	–	(11,614)	19,610	–	122,356
Total Commercial	235,376	(1,713)	17,005	–	(18,769)	26,514	–	258,413
Construction	4,246	–	11,050	–	(2,611)	1	–	12,686
Mortgage	135,254	(35,654)	(30,543)	89	(1,638)	15,706	–	83,214
Leasing	20,618	(35)	(3,836)	–	(10,879)	3,840	–	9,708
Consumer								
Credit cards	58,670	–	54,650	–	(41,008)	8,776	(601)	80,487
Home equity lines of credit	2,542	–	(1,213)	–	(684)	1,333	–	1,978
Personal	118,426	(8,160)	87,747	–	(91,948)	11,725	–	117,790
Auto	129,735	(21)	63,185	–	(55,306)	20,338	–	157,931
Other	15,435	–	3,494	–	(12,625)	830	–	7,134
Total Consumer	324,808	(8,181)	207,863	–	(201,571)	43,002	(601)	365,320
Total - Loans	$720,302	$(45,583)	$201,539	$89	$(235,468)	$89,063	$(601)	$729,341
Allowance for credit losses - unfunded commitments:								
Commercial	$ 5,511	$ –	$ 1,402	$ –	$ –	$ –	$ –	$ 6,913
Construction	3,206	–	6,858	–	–	–	–	10,064
Consumer	88	–	(59)	–	–	–	–	29
Ending balance - unfunded commitments [1]	$ 8,805	$ –	$ 8,201	$ –	$ –	$ –	$ –	$ 17,006

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2022

| | | BPPR | | | | |
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 3,050	$ 2,160	$ –	$ –	$ –	$ 5,210
Commercial real estate non-owner occupied	45,211	5,744	–	(34)	1,554	52,475
Commercial real estate owner occupied	54,176	(12,405)	–	(1,063)	7,685	48,393
Commercial and industrial	49,491	15,976	–	(6,141)	8,891	68,217
Total Commercial	151,928	11,475	–	(7,238)	18,130	174,295
Construction	1,641	526	–	–	811	2,978
Mortgage	138,286	(37,600)	915	(5,105)	20,848	117,344
Leasing	17,578	6,832	–	(7,107)	3,315	20,618
Consumer						
Credit cards	43,499	32,582	–	(26,210)	8,799	58,670
Home equity lines of credit	98	(273)	–	(191)	469	103
Personal	71,022	54,279	–	(36,179)	7,247	96,369
Auto	154,498	843	–	(42,143)	16,537	129,735
Other	15,612	880	–	(2,029)	970	15,433
Total Consumer	284,729	88,311	–	(106,752)	34,022	300,310
Total - Loans	$594,162	$ 69,544	$915	$(126,202)	$77,126	$615,545
Allowance for credit losses - unfunded commitments:						
Commercial	$ 1,751	$ 2,585	$ –	$ –	$ –	$ 4,336
Construction	2,388	(366)	–	–	–	2,022
Ending balance - unfunded commitments [1]	$ 4,139	$ 2,219	$ –	$ –	$ –	$ 6,358

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2022					
Popular U.S.					
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:					
Commercial					
Commercial multi-family	$ 25,418	$ (4,338)	$ –	$ 21	$ 21,101
Commercial real estate non-owner occupied	22,246	5,468	(8,671)	22	19,065
Commercial real estate owner occupied	6,053	2,276	(6)	365	8,688
Commercial and industrial	10,160	1,191	(1,335)	2,211	12,227
Total Commercial	63,877	4,597	(10,012)	2,619	61,081
Construction	4,722	(4,586)	–	1,132	1,268
Mortgage	16,192	1,706	(68)	80	17,910
Consumer					
Credit cards	–	(13)	–	13	–
Home equity lines of credit	3,708	(3,713)	(430)	2,874	2,439
Personal	12,700	15,619	(7,404)	1,142	22,057
Other	5	153	(202)	46	2
Total Consumer	16,413	12,046	(8,036)	4,075	24,498
Total - Loans	$101,204	$13,763	$(18,116)	$7,906	$104,757
Allowance for credit losses - unfunded commitments:					
Commercial	$ 1,384	$ (209)	$ –	$ –	$ 1,175
Construction	2,337	(1,153)	–	–	1,184
Consumer	37	51	–	–	88
Ending balance - unfunded commitments [1]	$ 3,758	$ (1,311)	$ –	$ –	$ 2,447

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2022						
Popular Inc.						
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 28,468	$ (2,178)	$ –	$ –	$ 21	$ 26,311
Commercial real estate non-owner occupied	67,457	11,212	–	(8,705)	1,576	71,540
Commercial real estate owner occupied	60,229	(10,129)	–	(1,069)	8,050	57,081
Commercial and industrial	59,651	17,167	–	(7,476)	11,102	80,444
Total Commercial	215,805	16,072	–	(17,250)	20,749	235,376
Construction	6,363	(4,060)	–	–	1,943	4,246
Mortgage	154,478	(35,894)	915	(5,173)	20,928	135,254
Leasing	17,578	6,832	–	(7,107)	3,315	20,618
Consumer						
Credit cards	43,499	32,569	–	(26,210)	8,812	58,670
Home equity lines of credit	3,806	(3,986)	–	(621)	3,343	2,542
Personal	83,722	69,898	–	(43,583)	8,389	118,426
Auto	154,498	843	–	(42,143)	16,537	129,735
Other	15,617	1,033	–	(2,231)	1,016	15,435
Total Consumer	301,142	100,357	–	(114,788)	38,097	324,808
Total - Loans	$695,366	$ 83,307	$915	$(144,318)	$85,032	$720,302
Allowance for credit losses - unfunded commitments:						
Commercial	$ 3,135	$ 2,376	$ –	$ –	$ –	$ 5,511
Construction	4,725	(1,519)	–	–	–	3,206
Consumer	37	51	–	–	–	88
Ending balance - unfunded commitments [1]	$ 7,897	$ 908	$ –	$ –	$ –	$ 8,805

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

Modifications

A modification constitutes a change in loan terms in the form of principal forgiveness, an interest rate reduction, other than-insignificant payment delay, term extension or combination of the above made to a borrower experiencing financial difficulty.

The amount of outstanding commitments to lend additional funds to debtors with financial difficulties owing receivables whose terms have been modified during the year ended December 31, 2023 amounted to $21 million related to the commercial and construction loan portfolios.

The following tables show the amortized cost basis of the loans modified to borrowers experiencing financial difficulties at the end of the reporting period disaggregated by class of financing receivable and type of concession granted for the year ended December 31,2023. Loans modified to borrowers under financial difficulties that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31,2023

Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE owner occupied	$141,291	10.10%	$ —	—%	$141,291	4.59%
Commercial and industrial	70	—%	—	—%	70	—%
Mortgage	301	—%	—	—%	301	—%
Consumer:						
Credit cards	700	0.06%	—	—%	700	0.06%
Personal	783	0.04%	2	—%	785	0.04%
Other	6	—%	—	—%	6	—%
Total	$143,151	0.58%	$ 2	—%	$143,153	0.41%

Term Extension

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE non-owner occupied	$ 33,318	1.11%	$ —	—%	$ 33,318	0.65%
CRE owner occupied	4,921	0.35%	60,669	3.61%	65,590	2.13%
Commercial and industrial	39,445	0.82%	250	0.01%	39,695	0.56%
Construction	—	—%	5,990	0.76%	5,990	0.62%
Mortgage	53,447	0.84%	5,450	0.42%	58,897	0.77%
Consumer:						
Personal	413	0.02%	129	0.08%	542	0.03%
Auto	91	—%	—	—%	91	—%
Total	$131,635	0.54%	$72,488	0.69%	$204,123	0.58%

Other-Than-Insignificant Payment Delays

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE non-owner occupied	$ 1,854	0.06%	$ —	—%	$ 1,854	0.04%
CRE owner occupied	16,068	1.15%	13,468	0.80%	29,536	0.96%
Commercial and industrial	10,545	0.22%	814	0.03%	11,359	0.16%
Mortgage	137	—%	—	—%	137	—%
Total	$ 28,604	0.12%	$14,282	0.14%	$ 42,886	0.12%

Combination - Term extension and Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
Commercial multi-family	$ 65	0.02%	$ —	—%	$ 65	—%
CRE non-owner occupied	19,983	0.66%	$ —	—%	19,983	0.39%
CRE owner occupied	14,416	1.03%	—	—%	14,416	0.47%
Commercial and industrial	335	0.01%	—	—%	335	—%
Mortgage	37,179	0.58%	405	0.03%	37,584	0.49%
Consumer:						
Personal	2,318	0.13%	62	0.04%	2,380	0.12%
Auto	27	—%	—	—%	27	—%
Total	$74,323	0.30%	$467	—%	$74,790	0.21%

Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction

	Puerto Rico		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE non-owner occupied	$ 180	0.01%	$ —	—%	$ 180	—%
Commercial and industrial	199	—%	—	—%	199	—%
Consumer:						
Credit cards	814	0.07%	—	—%	814	0.07%
Total	$ 1,193	—%	$ —	—%	$ 1,193	—%

Combination - Other-Than-Insignificant Payment Delays and Principal Forgiveness

	Puerto Rico		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE owner occupied	$ 158	0.01%	$ —	—%	$ 158	0.01%
Total	$ 158	—%	$ —	—%	$ 158	—%

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulties:

For the year ended December 31, 2023

Interest rate reduction

Loan Type	Financial Effect
Commercial multi-family	Reduced weighted-average contractual interest rate from 7.5% to 5.3%.
CRE non-owner occupied	Reduced weighted-average contractual interest rate from 9.1% to 7.3%.
CRE owner occupied	Reduced weighted-average contractual interest rate from 8.4% to 6.6%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 17.8% to 7.8%.
Mortgage	Reduced weighted-average contractual interest rate from 5.8% to 4.2%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 18.8% to 4.5%.
Personal	Reduced weighted-average contractual interest rate from 17.8% to 9.3%.
Auto	Reduced weighted-average contractual interest rate from 12.64% to 12.62%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
Commercial multi-family	Added a weighted-average of 43 years to the life of loans.
CRE non-owner occupied	Added a weighted-average of 20 months to the life of loans.
CRE owner occupied	Added a weighted-average of 1 year to the life of loans.
Commercial and industrial	Added a weighted-average of 2 years to the life of loans.
Construction	Added a weighted-average of 1 year to the life of loans.
Mortgage	Added a weighted-average of 11 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 8 years to the life of loans.
Auto	Added a weighted-average of 2 years to the life of loans.

Principal forgiveness

Loan Type	Financial Effect
CRE owner occupied	Reduced the amortized cost basis of the loans by $88 thousand.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE non-owner occupied	Added a weighted-average of 11 months to the life of loans.
CRE owner occupied	Added a weighted-average of 9 months to the life of loans.
Commercial and industrial	Added a weighted-average of 7 months to the life of loans.
Mortgage	Added a weighted-average of 40 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 25 months to the life of loans.

The following table presents, by class, the performance of loans that have been modified during the year ended December 31, 2023. The past due 90 days or more categories includes all loans modified classified as non-accruing at the time of the modification. These loans will continue in non-accrual status, and presented as past due 90 days or more, until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification or one year for loans providing for quarterly or semi-annual payments) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

BPPR								
December 31, 2023								
							Past Due 90 days or more [1]	
(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
Commercial multi-family	$ —	$ —	$ 65	$ 65	$ —	$ 65	$ —	$ 65
CRE non-owner occupied	—	—	2,094	2,094	53,241	55,335	—	2,094
CRE owner occupied	339	—	2,267	2,606	174,248	176,854	—	2,267
Commercial and industrial	2,519	77	14,881	17,477	33,117	50,594	556	14,325
Mortgage	7,520	3,358	28,128	39,006	52,058	91,064	8,319	19,809
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	—	817	957	2,557	3,514	63	754
Auto	—	—	15	15	103	118	—	15
Other	—	—	—	—	6	6	—	—
Total	$10,577	$3,486	$48,561	$62,624	$316,440	$379,064	$9,114	$39,447

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular U.S.								
December 31, 2023								
							Past Due 90 days or more [1]	
(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
CRE owner occupied	$—	$ —	$ —	$ —	$74,137	$74,137	$—	$ —
Commercial and industrial	—	250	—	250	814	1,064	—	—
Construction	—	—	—	—	5,990	5,990	—	—
Mortgage	—	—	388	388	5,467	5,855	—	388
Consumer:								
Personal	—	—	125	125	68	193	—	125
Total	$—	$250	$513	$763	$86,476	$87,239	$—	$513

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

December 31, 2023

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1]	
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ 65	$ 65	$ –	$ 65	$ –	$ 65
CRE non-owner occupied	–	–	2,094	2,094	53,241	55,335	–	2,094
CRE owner occupied	339	–	2,267	2,606	248,385	250,991	–	2,267
Commercial and industrial	2,519	327	14,881	17,727	33,931	51,658	556	14,325
Construction	–	–	–	–	5,990	5,990	–	–
Mortgage	7,520	3,358	28,516	39,394	57,525	96,919	8,319	20,197
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	–	942	1,082	2,625	3,707	63	879
Auto	–	–	15	15	103	118	–	15
Other	–	–	–	–	6	6	–	–
Total	$10,577	$3,736	$49,074	$63,387	$402,916	$466,303	$9,114	$39,960

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. During the year ended December 31, 2023, the outstanding balance of loans modified for borrowers under financial difficulties that were subject to payment default during the year ended preceding the default date was $10 million.

For the year ended December 31, 2023, extension of maturity and the combination of reduction of interest rate and extension of maturity amounted to $8 million and $2 million, respectively, of the outstanding balance of loans modified for borrowers under financial difficulties that were subject to payment default during the year preceding the default date.

Legacy TDR Modifications
A modification of a loan, prior to ASU 2022-02, constituted a troubled debt restructuring (TDR) when a borrower was experiencing financial difficulty and the modification constituted a concession. For a summary of the legacy accounting policy related to TDRs, refer to the Summary of Significant Accounting Policies included in Note 2 to the 2022 Form 10-K.

The outstanding balance of loans classified as TDRs amounted to $1.6 billion at December 31, 2022. The amount of outstanding commitments to lend additional funds to debtors owing receivables whose terms have been modified in TDRs amounted to $12 million related to the commercial and construction loan portfolios at December 31, 2022.

The following table presents the outstanding balance of loans classified as TDRs according to their accruing status and the related allowance at December 31, 2022.

(In thousands)	December 31, 2022			
	Accruing	Non-Accruing	Total	Related Allowance
Loans held-in-portfolio:				
Commercial	$ 269,784	$ 54,641	$ 324,425	$18,451
Mortgage [1]	1,169,976	86,790	1,256,766	58,819
Leasing	1,154	24	1,178	43
Consumer	54,395	7,883	62,278	13,577
Loans held-in-portfolio	$1,495,309	$149,338	$1,644,647	$90,890

[1] At December 31, 2022, accruing mortgage loan TDRs include $725 million guaranteed by U.S. sponsored entities at BPPR.

The following table presents the loan count by type of modification for those loans modified in a TDR during the year ended December 31, 2022. Loans modified as TDRs for the U.S. operations are considered insignificant to the Corporation.

	Popular Inc.			
	For the year ended December 31, 2022			
	Reduction in interest rate	Extension of maturity date	Combination of reduction in interest rate and extension of maturity date	Other
Commercial real estate non-owner occupied	–	2	2	4
Commercial real estate owner occupied	3	10	1	14
Commercial and industrial	4	9	1	16
Mortgage	7	217	881	5
Leasing	–	2	1	34
Consumer:				
Credit cards	48	–	–	48
HELOCs	–	–	1	–
Personal	111	111	3	40
Auto	–	1	–	129
Other	1	–	–	–
Total	174	352	890	290

The following table presents, by class, quantitative information related to loans modified as TDRs during year ended December 31, 2022.

	Popular, Inc.			
	For the year ended December 31, 2022			
(Dollars in thousands)	Loan count	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Increase (decrease) in the allowance for loan losses as a result of modification
Commercial real estate non-owner occupied	8	$ 6,530	$ 6,527	$ 60
Commercial real estate owner occupied	28	19,192	19,165	(2,078)
Commercial and industrial	30	51,139	50,929	2,120
Mortgage	1,110	128,581	125,875	4,447
Leasing	37	1,181	1,180	13
Consumer:				
Credit cards	96	866	898	10
HELOCs	1	245	236	67
Personal	265	3,581	3,479	671
Auto	130	1,631	1,631	5
Other	1	8	8	1
Total	1,706	$212,954	$209,928	$ 5,316

The following table presents, by class, TDRs that were subject to payment default and that had been modified as a TDR during the twelve months preceding the default date. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified as a TDR that were fully paid down, charged-off or foreclosed upon by period end are not reported.

	Popular Inc.	
	Defaulted during the year ended December 31, 2022	
(Dollars in thousands)	Loan count	Recorded investment as of first default date
Commercial real estate owner occupied	2	$ 620
Commercial and industrial	7	6,639
Mortgage	75	9,391
Leasing	1	5
Consumer:		
Credit cards	29	249
Personal	49	918
Total	163	$17,822

Commercial, consumer and mortgage loans modified in a TDR are closely monitored for delinquency as an early indicator of possible future default. If loans modified in a TDR subsequently default, the allowance for credit losses may be increased or partial charge-offs may be taken to further write-down the carrying value of the loan.

Credit Quality

The Corporation has defined a risk rating system to assign a rating to all credit exposures, particularly for the commercial and construction loan portfolios. Risk ratings in the aggregate provide the Corporation's management the asset quality profile for the loan portfolio. The risk rating system provides for the assignment of ratings at the obligor level based on the financial condition of the borrower. The risk rating analysis process is performed at least once a year or more frequently if events or conditions change which may deteriorate the credit quality. In the case of consumer and mortgage loans, these loans are classified considering their delinquency status at the end of the reporting period.

The Corporation's obligor risk rating scales range from rating 1 (Excellent) to rating 14 (Loss). The obligor risk rating reflects the risk of payment default of a borrower in the ordinary course of business.

Pass Credit Classifications:
Pass (Scales 1 through 8) - Loans classified as pass have a well defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization.

Watch (Scale 9) - Loans classified as watch have acceptable business credit, but borrower's operations, cash flow or financial condition evidence more than average risk, requires above average levels of supervision and attention from Loan Officers.

Special Mention (Scale 10) -Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.

Adversely Classified Classifications:
Substandard (Scales 11 and 12) -Loans classified as substandard are deemed to be inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans classified as such have well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful (Scale 13) - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the additional characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss (Scale 14) - Uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

Risk ratings scales 10 through 14 conform to regulatory ratings. The assignment of the obligor risk rating is based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The following tables present the amortized cost basis, net of unearned income, of loans held-in-portfolio based on the Corporation's assignment of obligor risk ratings as defined at December 31, 2023 and 2022 by vintage year.

December 31, 2023

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior Years			
BPPR									
Commercial:									
Commercial multi-family									
Watch	$ –	$ –	$ –	$ –	$ 1,068	$ 5,179	$ –	$–	$ 6,247
Special Mention	–	559	–	–	–	4,780	–	–	5,339
Substandard	–	–	–	–	–	4,832	–	–	4,832
Pass	37,976	138,619	21,334	20,487	32,554	24,248	306	–	275,524
Total commercial multi-family	$ 37,976	$139,178	$ 21,334	$ 20,487	$ 33,622	$ 39,039	$ 306	$–	$ 291,942
Commercial real estate non-owner occupied									
Watch	$ 1,959	$ 882	$ 5,205	$ 22,211	$ 5,938	$ 27,015	$ –	$–	$ 63,210
Special Mention	43,020	5,413	24,730	–	15,843	68,368	–	–	157,374
Substandard	1,016	1,307	180	2,231	53,729	12,968	4,069	–	75,500
Pass	305,243	871,191	560,785	359,853	41,262	563,794	7,042	–	2,709,170
Total commercial real estate non-owner occupied	$ 351,238	$878,793	$590,900	$384,295	$116,772	$ 672,145	$ 11,111	$–	$3,005,254
Year-to-Date gross write-offs	$ –	$ –	$ –	$ 609	$ –	$ 521	$ –	$–	$ 1,130
Commercial real estate owner occupied									
$Watch	$ 2,947	$ 45,106	$ 9,913	$ 4,285	$ 5,017	$ 62,217	$ 1,000	$–	$ 130,485
Special Mention	–	16,860	20,741	1,462	887	44,069	–	–	84,019
Substandard	1,316	15,710	5,080	143,696	845	87,383	12,617	–	266,647
Doubtful	–	–	–	–	–	136	–	–	136
Pass	92,234	155,819	227,246	51,038	24,184	357,429	9,146	–	917,096
Total commercial real estate owner occupied	$ 96,497	$233,495	$262,980	$200,481	$ 30,933	$ 551,234	$ 22,763	$–	$1,398,383
Year-to-Date gross write-offs	$ –	$ 4	$ –	$ –	$ 1	$ 4,432	$ –	$–	$ 4,437
Commercial and industrial									
Watch	$ 28,841	$ 95,785	$ 6,111	$ 4,043	$ 15,560	$ 65,360	$ 182,756	$–	$ 398,456
Special Mention	6,401	3,269	276	3,200	2,088	41,289	9,410	–	65,933
Substandard	731	1,760	8,644	22,065	1,922	32,087	40,670	–	107,879
Doubtful	–	–	–	54	–	26	–	–	80
Pass	1,109,898	634,401	511,912	241,452	123,458	258,872	1,343,885	–	4,223,878
Total commercial and industrial	$1,145,871	$735,215	$526,943	$270,814	$143,028	$ 397,634	$1,576,721	$–	$4,796,226
Year-to-Date gross write-offs	$ 896	$ 184	$ 215	$ 335	$ 555	$ 1,086	$ 4,468	$–	$ 7,739
Construction									
Watch	$ –	$ 16,546	$ 5,458	$ –	$ –	$ –	$ 9,506	$–	$ 31,510
Special Mention	–	–	1,009	–	–	–	1	–	1,010
Substandard	–	6,378	–	–	–	–	–	–	6,378
Pass	26,662	24,462	27,364	10,758	1,944	1,049	38,720	–	130,959
Total construction	$ 26,662	$ 47,386	$ 33,831	$ 10,758	$ 1,944	$ 1,049	$ 48,227	$–	$ 169,857
Year-to-Date gross write-offs	$ –	$ 2,611	$ –	$ –	$ –	$ –	$ –	$–	$ 2,611
Mortgage									
Substandard	$ 96	$ 161	$ 162	$ 345	$ 2,606	$ 71,893	$ –	$–	$ 75,263
Pass	751,532	439,373	421,297	259,412	164,438	4,280,509	–	–	6,316,561
Total mortgage	$ 751,628	$439,534	$421,459	$259,757	$167,044	$4,352,402	$ –	$–	$6,391,824
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 1,638	$ –	$–	$ 1,638

December 31, 2023

(In thousands)	Term Loans Amortized Cost Basis by Origination Year 2023	2022	2021	2020	2019	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
BPPR									
Leasing									
Substandard	$ 806	$ 2,516	$ 3,053	$ 906	$ 818	$ 517	$ –	$ –	$ 8,616
Loss	–	–	–	–	–	17	–	–	17
Pass	647,659	488,506	313,133	163,189	88,983	21,706	–	–	1,723,176
Total leasing	$ 648,465	$ 491,022	$ 316,186	$ 164,095	$ 89,801	$ 22,240	$ –	$ –	$ 1,731,809
Year-to-Date gross write-offs	$ 1,065	$ 4,424	$ 2,878	$ 849	$ 976	$ 687	$ –	$ –	$ 10,879
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 23,259	$ –	$ 23,259
Loss	–	–	–	–	–	–	22	–	22
Pass	–	–	–	–	–	–	1,112,447	–	1,112,447
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,135,728	$ –	$ 1,135,728
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 41,007	$ –	$ 41,007
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 26	$ –	$ 26
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,622	$ –	$ 2,622
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,648	$ –	$ 2,648
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 213	$ –	$ 213
Personal									
Substandard	$ 1,815	$ 4,985	$ 1,939	$ 493	$ 933	$ 8,322	$ –	$ 1,006	$ 19,493
Loss	–	–	14	–	12	37	–	–	63
Pass	859,434	480,771	181,483	57,227	58,849	96,956	–	22,034	1,756,754
Total Personal	$ 861,249	$ 485,756	$ 183,436	$ 57,720	$ 59,794	$ 105,315	$ –	$23,040	$ 1,776,310
Year-to-Date gross write-offs	$ 4,458	$ 35,915	$ 18,076	$ 4,210	$ 4,891	$ 2,952	$ –	$ 1,475	$ 71,977
Auto									
Substandard	$ 6,980	$ 14,049	$ 11,916	$ 9,157	$ 7,051	$ 3,199	$ –	$ –	$ 52,352
Loss	9	44	45	16	9	6	–	–	129
Pass	1,210,622	899,797	711,439	405,768	260,355	120,318	–	–	3,608,299
Total Auto	$1,217,611	$ 913,890	$ 723,400	$ 414,941	$267,415	$ 123,523	$ –	$ –	$ 3,660,780
Year-to-Date gross write-offs	$ 10,170	$ 23,849	$ 11,820	$ 5,914	$ 3,553	$ –	$ –	$ –	$ 55,306
Other consumer									
Substandard	$ 244	$ 25	$ –	$ 73	$ 16	$ 131	$ 249	$ –	$ 738
Loss	–	–	137	–	–	363	–	–	500
Pass	36,144	24,238	14,942	5,618	3,433	2,753	61,796	–	148,924
Total Other consumer	$ 36,388	$ 24,263	$ 15,079	$ 5,691	$ 3,449	$ 3,247	$ 62,045	$ –	$ 150,162
Year-to-Date gross write-offs	$ 47	$ 154	$ 125	$ 164	$ 88	$ 11,876	$ –	$ –	$ 12,454
Total BPPR	$5,173,585	$4,388,532	$3,095,548	$1,789,039	$913,802	$6,267,828	$2,859,549	$23,040	$24,510,923

December 31, 2023									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Watch	$ –	$116,794	$ 39,319	$ 71,237	$ 93,239	$ 98,365	$ –	$–	$ 418,954
Special Mention	–	–	862	1,171	–	3,377	–	–	5,410
Substandard	–	–	–	–	5,545	20,780	–	–	26,325
Pass	166,410	417,169	326,047	164,887	182,528	410,836	5,112	–	1,672,989
Total commercial multi-family	$166,410	$533,963	$366,228	$237,295	$281,312	$533,358	$ 5,112	$–	$2,123,678
Commercial real estate non-owner occupied									
Watch	$ –	$ 39,721	$ 38,713	$ 43,705	$ 39,908	$ 91,922	$ 4,557	$–	$ 258,526
Special Mention	–	–	–	–	1,327	63,365	–	–	64,692
Substandard	–	–	–	8,054	1,702	3,730	–	–	13,486
Pass	396,712	490,316	170,074	201,225	86,595	394,455	6,086	–	1,745,463
Total commercial real estate non-owner occupied	$396,712	$530,037	$208,787	$252,984	$129,532	$553,472	$ 10,643	$–	$2,082,167
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 193	$ –	$–	$ 193
Commercial real estate owner occupied									
Watch	$ –	$ 69,894	$ 84,218	$ 53,066	$ 14,057	$ 98,502	$ 1,905	$–	$ 321,642
Special Mention	–	–	77,912	4,955	6,074	11,224	–	–	100,165
Substandard	–	477	2,430	–	21,763	107,675	–	–	132,345
Pass	303,202	278,380	226,289	58,505	47,083	204,888	9,753	–	1,128,100
Total commercial real estate owner occupied	$303,202	$348,751	$390,849	$116,526	$ 88,977	$422,289	$ 11,658	$–	$1,682,252
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 1,395	$ –	$–	$ 1,395
Commercial and industrial									
Watch	$ 198	$ 37,022	$ 47,299	$ 44,939	$ 23,493	$ 93,299	$ 32,497	$–	$ 278,747
Special Mention	208	889	1,021	30	151	39	8,674	–	11,012
Substandard	636	628	152	1,152	730	1,841	1,517	–	6,656
Pass	196,959	278,238	346,428	268,835	148,502	379,635	414,883	–	2,033,480
Total commercial and industrial	$198,001	$316,777	$394,900	$314,956	$172,876	$474,814	$457,571	$–	$2,329,895
Year-to-Date gross write-offs	$ 247	$ 221	$ 1,994	$ 44	$ 1,320	$ –	$ 49	$–	$ 3,875
Construction									
Watch	$ –	$ 22,867	$ 12,869	$ –	$ 21,896	$ 782	$ –	$–	$ 58,414
Special Mention	2,120	13,151	–	–	–	–	–	–	15,271
Substandard	–	1	13,997	3,895	–	36,593	–	–	54,486
Pass	280,188	251,627	89,450	14,733	25,254	–	–	–	661,252
Total construction	$282,308	$287,646	$116,316	$ 18,628	$ 47,150	$ 37,375	$ –	$–	$ 789,423
Mortgage									
Substandard	$ –	$ 235	$ –	$ 646	$ 2,102	$ 8,208	$ –	$–	$ 11,191
Pass	99,296	229,720	288,767	233,805	177,245	264,069	–	–	1,292,902
Total mortgage	$ 99,296	$229,955	$288,767	$234,451	$179,347	$272,277	$ –	$–	$1,304,093

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	
(In thousands)	2023	2022	2021	2020	2019	Prior Years	Amortized Cost Basis	Amortized Cost Basis	Total
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 19	$ –	$ 19
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 19	$ –	$ 19
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ –	$ 1
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 1,849	$ –	$ 966	$ 2,815
Loss	–	–	–	–	–	99	–	819	918
Pass	–	–	–	–	–	7,394	39,925	12,253	59,572
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 9,342	$ 39,925	$14,038	$ 63,305
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 471	$ –	$ –	$ 471
Personal									
Substandard	$ 333	$ 1,630	$ 325	$ 50	$ 126	$ 211	$ –	$ –	$ 2,675
Loss	–	–	–	–	1	130	–	–	131
Pass	41,016	93,759	23,325	2,993	3,597	1,441	–	–	166,131
Total Personal	$ 41,349	$ 95,389	$ 23,650	$ 3,043	$ 3,724	$ 1,782	$ –	$ –	$ 168,937
Year-to-Date gross write-offs	$ 735	$ 13,136	$ 4,450	$ 618	$ 872	$ 160	$ –	$ –	$ 19,971
Other consumer									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ –	$ 1
Pass	19	–	–	–	–	–	10,259	–	10,278
Total Other consumer	$ 19	$ –	$ –	$ –	$ –	$ –	$ 10,260	$ –	$ 10,279
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 171	$ –	$ 171
Total Popular U.S.	$1,487,297	$2,342,518	$1,789,497	$1,177,883	$902,918	$2,304,709	$535,188	$14,038	$10,554,048

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular, Inc.									
Commercial:									
Commercial multi-family									
Watch	$ –	$ 116,794	$ 39,319	$ 71,237	$ 94,307	$ 103,544	$ –	$ –	$ 425,201
Special Mention	–	559	862	1,171	–	8,157	–	–	10,749
Substandard	–	–	–	–	5,545	25,612	–	–	31,157
Pass	204,386	555,788	347,381	185,374	215,082	435,084	5,418	–	1,948,513
Total commercial multi-family	$ 204,386	$ 673,141	$387,562	$257,782	$314,934	$ 572,397	$ 5,418	$ –	$2,415,620
Commercial real estate non-owner occupied									
Watch	$ 1,959	$ 40,603	$ 43,918	$ 65,916	$ 45,846	$ 118,937	$ 4,557	$ –	$ 321,736
Special Mention	43,020	5,413	24,730	–	17,170	131,733	–	–	222,066
Substandard	1,016	1,307	180	10,285	55,431	16,698	4,069	–	88,986
Pass	701,955	1,361,507	730,859	561,078	127,857	958,249	13,128	–	4,454,633
Total commercial real estate non-owner occupied	$ 747,950	$1,408,830	$799,687	$637,279	$246,304	$1,225,617	$ 21,754	$ –	$5,087,421
Year-to-Date gross write-offs	$ –	$ –	$ –	$ 609	$ –	$ 714	$ –	$ –	$ 1,323
Commercial real estate owner occupied									
Watch	$ 2,947	$ 115,000	$ 94,131	$ 57,351	$ 19,074	$ 160,719	$ 2,905	$ –	$ 452,127
Special Mention	–	16,860	98,653	6,417	6,961	55,293	–	–	184,184
Substandard	1,316	16,187	7,510	143,696	22,608	195,058	12,617	–	398,992
Doubtful	–	–	–	–	–	136	–	–	136
Pass	395,436	434,199	453,535	109,543	71,267	562,317	18,899	–	2,045,196
Total commercial real estate owner occupied	$ 399,699	$ 582,246	$653,829	$317,007	$119,910	$ 973,523	$ 34,421	$ –	$3,080,635
Year-to-Date gross write-offs	$ –	$ 4	$ –	$ –	$ 1	$ 5,827	$ –	$ –	$ 5,832
Commercial and industrial									
Watch	$ 29,039	$ 132,807	$ 53,410	$ 48,982	$ 39,053	$ 158,659	$ 215,253	$ –	$ 677,203
Special Mention	6,609	4,158	1,297	3,230	2,239	41,328	18,084	–	76,945
Substandard	1,367	2,388	8,796	23,217	2,652	33,928	42,187	–	114,535
Doubtful	–	–	–	54	–	26	–	–	80
Pass	1,306,857	912,639	858,340	510,287	271,960	638,507	1,758,768	–	6,257,358
Total commercial and industrial	$1,343,872	$1,051,992	$921,843	$585,770	$315,904	$ 872,448	$2,034,292	$ –	$7,126,121
Year-to-Date gross write-offs	$ 1,143	$ 405	$ 2,209	$ 379	$ 1,875	$ 1,086	$ 4,517	$ –	$ 11,614

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior Years			
Popular, Inc.									
Construction									
Watch	$ —	$ 39,413	$ 18,327	$ —	$ 21,896	$ 782	$ 9,506	$ —	$ 89,924
Special Mention	2,120	13,151	1,009	—	—	—	1	—	16,281
Substandard	—	6,379	13,997	3,895	—	36,593	—	—	60,864
Pass	306,850	276,089	116,814	25,491	27,198	1,049	38,720	—	792,211
Total construction	$308,970	$335,032	$150,147	$ 29,386	$ 49,094	$ 38,424	$48,227	$ —	$ 959,280
Year-to-Date gross write-offs	$ —	$ 2,611	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,611
Mortgage									
Substandard	$ 96	$ 396	$ 162	$ 991	$ 4,708	$ 80,101	$ —	$ —	$ 86,454
Pass	850,828	669,093	710,064	493,217	341,683	4,544,578	—	—	7,609,463
Total mortgage	$850,924	$669,489	$710,226	$494,208	$346,391	$4,624,679	$ —	$ —	$7,695,917
Year-to-Date gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 1,638	$ —	$ —	$ 1,638
Leasing									
Substandard	$ 806	$ 2,516	$ 3,053	$ 906	$ 818	$ 517	$ —	$ —	$ 8,616
Loss	—	—	—	—	—	17	—	—	17
Pass	647,659	488,506	313,133	163,189	88,983	21,706	—	—	1,723,176
Total leasing	$648,465	$491,022	$316,186	$164,095	$ 89,801	$ 22,240	$ —	$ —	$1,731,809
Year-to-Date gross write-offs	$ 1,065	$ 4,424	$ 2,878	$ 849	$ 976	$ 687	$ —	$ —	$ 10,879

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular, Inc.									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 23,259	$ –	$ 23,259
Loss	–	–	–	–	–	–	22	–	22
Pass	–	–	–	–	–	–	1,112,466	–	1,112,466
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,135,747	$ –	$ 1,135,747
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 41,008	$ –	$ 41,008
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 1,849	$ 26	$ 966	$ 2,841
Loss	–	–	–	–	–	99	–	819	918
Pass	–	–	–	–	–	7,394	42,547	12,253	62,194
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 9,342	$ 42,573	$14,038	$ 65,953
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 471	$ 213	$ –	$ 684
Personal									
Substandard	$ 2,148	$ 6,615	$ 2,264	$ 543	$ 1,059	$ 8,533	$ –	$ 1,006	$ 22,168
Loss	–	–	14	–	13	167	–	–	194
Pass	900,450	574,530	204,808	60,220	62,446	98,397	–	22,034	1,922,885
Total Personal	$ 902,598	$ 581,145	$ 207,086	$ 60,763	$ 63,518	$ 107,097	$ –	$23,040	$ 1,945,247
Year-to-Date gross write-offs	$ 5,193	$ 49,051	$ 22,526	$ 4,828	$ 5,763	$ 3,112	$ –	$ 1,475	$ 91,948
Auto									
Substandard	$ 6,980	$ 14,049	$ 11,916	$ 9,157	$ 7,051	$ 3,199	$ –	$ –	$ 52,352
Loss	9	44	45	16	9	6	–	–	129
Pass	1,210,622	899,797	711,439	405,768	260,355	120,318	–	–	3,608,299
Total Auto	$1,217,611	$ 913,890	$ 723,400	$ 414,941	$ 267,415	$ 123,523	$ –	$ –	$ 3,660,780
Year-to-Date gross write-offs	$ 10,170	$ 23,849	$ 11,820	$ 5,914	$ 3,553	$ –	$ –	$ –	$ 55,306
Other consumer									
Substandard	$ 244	$ 25	$ –	$ 73	$ 16	$ 131	$ 250	$ –	$ 739
Loss	–	–	137	–	–	363	–	–	500
Pass	36,163	24,238	14,942	5,618	3,433	2,753	72,055	–	159,202
Total Other consumer	$ 36,407	$ 24,263	$ 15,079	$ 5,691	$ 3,449	$ 3,247	$ 72,305	$ –	$ 160,441
Year-to-Date gross write-offs	$ 47	$ 154	$ 125	$ 164	$ 88	$ 11,876	$ 171	$ –	$ 12,625
Total Popular Inc.	$6,660,882	$6,731,050	$4,885,045	$2,966,922	$1,816,720	$8,572,537	$3,394,737	$37,078	$35,064,971

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
BPPR									
Commercial:									
Commercial multi-family									
Watch	$ –	$ –	$ –	$ 18,508	$ –	$ 4,687	$ –	$–	$ 23,195
Special Mention	–	–	–	–	–	2,692	–	–	2,692
Substandard	–	–	–	–	–	3,326	100	–	3,426
Pass	137,411	22,850	20,821	16,145	24,640	30,193	–	–	252,060
Total commercial multi-family	$137,411	$ 22,850	$ 20,821	$ 34,653	$ 24,640	$ 40,898	$ 100	$–	$ 281,373
Commercial real estate non-owner occupied									
Watch	$ 173	$ 36,228	$ 14,045	$ 14,942	$ 7,777	$ 99,269	$ –	$–	$ 172,434
Special Mention	–	4,361	19,970	7,517	–	25,540	–	–	57,388
Substandard	8,933	–	3,209	19,004	25,490	21,064	–	–	77,700
Pass	855,839	585,690	294,086	94,056	35,105	568,893	16,136	–	2,449,805
Total commercial real estate non-owner occupied	$864,945	$626,279	$331,310	$135,519	$ 68,372	$ 714,766	$ 16,136	$–	$2,757,327
Commercial real estate owner occupied									
Watch	$ 2,296	$ 5,271	$ 9,447	$ 4,275	$ 31,649	$ 71,568	$ –	$–	$ 124,506
Special Mention	10	284	1,684	6,578	1,076	61,460	–	–	71,092
Substandard	16,205	6,177	802	800	770	84,205	–	–	108,959
Doubtful	–	–	–	–	–	505	–	–	505
Pass	227,404	258,473	274,333	30,691	68,029	407,322	16,742	–	1,282,994
Total commercial real estate owner occupied	$245,915	$270,205	$286,266	$ 42,344	$101,524	$ 625,060	$ 16,742	$–	$1,588,056
Commercial and industrial									
Watch	$ 32,376	$ 2,185	$ 15,493	$ 18,829	$ 15,483	$ 51,602	$ 56,508	$–	$ 192,476
Special Mention	2,537	2,479	5,770	1,139	6,767	46,040	6,283	–	71,015
Substandard	789	1,276	1,600	3,138	11,536	40,636	46,226	–	105,201
Doubtful	–	–	29	–	75	75	–	–	179
Loss	–	–	–	–	–	–	144	–	144
Pass	793,662	684,647	211,013	177,265	65,197	292,173	1,203,536	–	3,427,493
Total commercial and industrial	$829,364	$690,587	$233,905	$200,371	$ 99,058	$ 430,526	$1,312,697	$–	$3,796,508
Construction									
Watch	$ 35,446	$ 3,116	$ 98	$ –	$ –	$ –	$ 141	$–	$ 38,801
Substandard	–	–	9,629	–	–	–	–	–	9,629
Pass	13,044	34,387	15,961	2,262	–	–	32,957	–	98,611
Total construction	$ 48,490	$ 37,503	$ 25,688	$ 2,262	$ –	$ –	$ 33,098	$–	$ 147,041
Mortgage									
Substandard	$ –	$ 574	$ 687	$ 3,926	$ 4,227	$ 93,959	$ –	$–	$ 103,373
Pass	449,286	451,027	285,026	204,170	237,007	4,380,390	–	–	6,006,906
Total mortgage	$449,286	$451,601	$285,713	$208,096	$241,234	$4,474,349	$ –	$–	$6,110,279
Leasing									
Substandard	$ 953	$ 1,491	$ 941	$ 1,172	$ 1,127	$ 215	$ –	$–	$ 5,899
Loss	–	–	–	21	–	21	–	–	42
Pass	672,294	428,889	237,939	146,231	79,451	14,994	–	–	1,579,798
Total leasing	$673,247	$430,380	$238,880	$147,424	$ 80,578	$ 15,230	$ –	$–	$1,585,739

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
BPPR									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,907	$ –	$ 11,907
Loss	–	–	–	–	–	–	3	–	3
Pass	–	–	–	–	–	–	1,029,921	–	1,029,921
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,041,831	$ –	$ 1,041,831
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,954	$ –	$ 2,954
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,954	$ –	$ 2,954
Personal									
Substandard	$ 1,330	$ 2,001	$ 764	$ 1,774	$ 503	$ 10,831	$ –	$ 1,285	$ 18,488
Loss	–	–	53	20	31	10	–	1	115
Pass	841,564	320,809	103,337	117,568	46,555	109,543	–	27,708	1,567,084
Total Personal	$ 842,894	$ 322,810	$ 104,154	$ 119,362	$ 47,089	$ 120,384	$ –	$28,994	$ 1,585,687
Auto									
Substandard	$ 6,764	$ 11,171	$ 10,466	$ 10,243	$ 4,597	$ 2,382	$ –	$ –	$ 45,623
Loss	23	41	48	25	7	14	–	–	158
Pass	1,156,654	961,571	588,200	426,169	248,328	85,827	–	–	3,466,749
Total Auto	$1,163,441	$ 972,783	$ 598,714	$ 436,437	$252,932	$ 88,223	$ –	$ –	$ 3,512,530
Other consumer									
Substandard	$ –	$ –	$ 100	$ 593	$ 543	$ 242	$ 10,902	$ –	$ 12,380
Loss	–	–	–	–	263	40	–	–	303
Pass	29,557	17,439	6,967	4,201	4,553	1,942	60,238	–	124,897
Total Other consumer	$ 29,557	$ 17,439	$ 7,067	$ 4,794	$ 5,359	$ 2,224	$ 71,140	$ –	$ 137,580
Total BPPR	$5,284,550	$3,842,437	$2,132,518	$1,331,262	$920,786	$6,511,660	$2,494,698	$28,994	$22,546,905

(In thousands)	December 31, 2022 Term Loans Amortized Cost Basis by Origination Year 2022	2021	2020	2019	2018	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Watch	$ 750	$ 917	$ 6,218	$ 85,579	$ 9,633	$ 52,835	$ –	$ –	$ 155,932
Special Mention	–	–	1,198	–	14,491	8,372	–	–	24,061
Substandard	–	–	–	9,305	7,373	2,941	–	–	19,619
Pass	503,010	399,397	238,903	210,295	138,723	347,615	2,785	–	1,840,728
Total commercial multi-family	$503,760	$400,314	$246,319	$305,179	$170,220	$411,763	$ 2,785	$ –	$2,040,340
Commercial real estate non-owner occupied									
Watch	$ –	$ 2,167	$ 13,622	$ 3,355	$ 26,931	$ 29,849	$ –	$ –	$ 75,924
Special Mention	–	–	–	1,353	–	75,269	–	–	76,622
Substandard	–	2,864	2,149	3,220	1,429	4,722	–	–	14,384
Pass	552,258	209,338	211,449	109,781	100,065	383,409	9,113	–	1,575,413
Total commercial real estate non-owner occupied	$552,258	$214,369	$227,220	$117,709	$128,425	$493,249	$ 9,113	$ –	$1,742,343
Commercial real estate owner occupied									
Watch	$ –	$ –	$ 1,197	$ 1,079	$ 6,095	$ 55,005	$ –	$ –	$ 63,376
Special Mention	–	–	3,886	–	–	901	–	–	4,787
Substandard	–	–	–	7,403	11,165	33,586	–	–	52,154
Pass	363,655	422,959	114,988	82,971	119,565	258,881	7,157	–	1,370,176
Total commercial real estate owner occupied	$363,655	$422,959	$120,071	$ 91,453	$136,825	$348,373	$ 7,157	$ –	$1,490,493
Commercial and industrial									
Watch	$ 12,328	$ 2,218	$ 2,022	$ 2,049	$ 8,438	$ 532	$ 4,291	$ –	$ 31,878
Special Mention	1,262	1,130	314	244	60	–	3	–	3,013
Substandard	260	935	74	4,278	315	1,829	1,408	–	9,099
Loss	292	525	1	75	192	3	–	–	1,088
Pass	185,318	341,855	368,398	202,301	171,528	376,045	352,169	–	1,997,614
Total commercial and industrial	$199,460	$346,663	$370,809	$208,947	$180,533	$378,409	$357,871	$ –	$2,042,692
Construction									
Watch	$ –	$ 12,085	$ –	$ 6,979	$ 18,310	$ 34,126	$ –	$ –	$ 71,500
Special Mention	–	3	–	–	–	–	–	–	3
Substandard	–	–	1,423	–	6,540	2,095	–	–	10,058
Pass	164,272	146,062	91,486	93,118	10,863	23,581	–	–	529,382
Total construction	$164,272	$158,150	$ 92,909	$100,097	$ 35,713	$ 59,802	$ –	$ –	$ 610,943
Mortgage									
Substandard	$ –	$ 2,009	$ 3,478	$ 4,048	$ 1,156	$ 9,798	$ –	$ –	$ 20,489
Pass	236,595	303,204	243,468	183,846	58,026	241,564	–	–	1,266,703
Total mortgage	$236,595	$305,213	$246,946	$187,894	$ 59,182	$251,362	$ –	$ –	$1,287,192

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years	Revolving Loans Amortized Cost Basis		Total
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 39	$ –	$ 39
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 39	$ –	$ 39
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 2,146	$ 20	$ 1,402	$ 3,568
Loss	–	–	–	–	–	4	–	538	542
Pass	–	–	–	–	–	9,169	41,724	13,959	64,852
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 11,319	$ 41,744	$15,899	$ 68,962
Personal									
Substandard	$ 621	$ 454	$ 149	$ 238	$ 70	$ 6	$ –	$ –	$ 1,538
Loss	–	–	–	–	–	421	–	–	421
Pass	165,153	46,320	7,339	13,443	2,021	1,657	–	–	235,933
Total Personal	$ 165,774	$ 46,774	$ 7,488	$ 13,681	$ 2,091	$ 2,084	$ –	$ –	$ 237,892
Other consumer									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 8	$ –	$ 8
Pass	–	–	–	–	–	–	9,960	–	9,960
Total Other consumer	$ –	$ –	$ –	$ –	$ –	$ –	$ 9,968	$ –	$ 9,968
Total Popular U.S.	$2,185,774	$1,894,442	$1,311,762	$1,024,960	$712,989	$1,956,361	$428,677	$15,899	$9,530,864

(In thousands)	December 31, 2022 Term Loans Amortized Cost Basis by Origination Year 2022	2021	2020	2019	2018	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Commercial:									
Commercial multi-family									
Watch	$ 750	$ 917	$ 6,218	$104,087	$ 9,633	$ 57,522	$ –	$ –	$ 179,127
Special Mention	–	–	1,198	–	14,491	11,064	–	–	26,753
Substandard	–	–	–	9,305	7,373	6,267	100	–	23,045
Pass	640,421	422,247	259,724	226,440	163,363	377,808	2,785	–	2,092,788
Total commercial multi-family	$ 641,171	$ 423,164	$267,140	$339,832	$194,860	$ 452,661	$ 2,885	$ –	$2,321,713
Commercial real estate non-owner occupied									
Watch	$ 173	$ 38,395	$ 27,667	$ 18,297	$ 34,708	$ 129,118	$ –	$ –	$ 248,358
Special Mention	–	4,361	19,970	8,870	–	100,809	–	–	134,010
Substandard	8,933	2,864	5,358	22,224	26,919	25,786	–	–	92,084
Pass	1,408,097	795,028	505,535	203,837	135,170	952,302	25,249	–	4,025,218
Total commercial real estate non-owner occupied	$1,417,203	$ 840,648	$558,530	$253,228	$196,797	$1,208,015	$ 25,249	$ –	$4,499,670
Commercial real estate owner occupied									
Watch	$ 2,296	$ 5,271	$ 10,644	$ 5,354	$ 37,744	$ 126,573	$ –	$ –	$ 187,882
Special Mention	10	284	5,570	6,578	1,076	62,361	–	–	75,879
Substandard	16,205	6,177	802	8,203	11,935	117,791	–	–	161,113
Doubtful	–	–	–	–	–	505	–	–	505
Pass	591,059	681,432	389,321	113,662	187,594	666,203	23,899	–	2,653,170
Total commercial real estate owner occupied	$ 609,570	$ 693,164	$406,337	$133,797	$238,349	$ 973,433	$ 23,899	$ –	$3,078,549
Commercial and industrial									
Watch	$ 44,704	$ 4,403	$ 17,515	$ 20,878	$ 23,921	$ 52,134	$ 60,799	$ –	$ 224,354
Special Mention	3,799	3,609	6,084	1,383	6,827	46,040	6,286	–	74,028
Substandard	1,049	2,211	1,674	7,416	11,851	42,465	47,634	–	114,300
Doubtful	–	–	29	–	75	75	–	–	179
Loss	292	525	1	75	192	3	144	–	1,232
Pass	978,980	1,026,502	579,411	379,566	236,725	668,218	1,555,705	–	5,425,107
Total commercial and industrial	$1,028,824	$1,037,250	$604,714	$409,318	$279,591	$ 808,935	$1,670,568	$ –	$5,839,200

	December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2022	2021	2020	2019	2018	Prior Years			Total
Popular, Inc.									
Construction									
Watch	$ 35,446	$ 15,201	$ 98	$ 6,979	$ 18,310	$ 34,126	$ 141	$ –	$ 110,301
Special Mention	–	3	–	–	–	–	–	–	3
Substandard	–	–	11,052	–	6,540	2,095	–	–	19,687
Pass	177,316	180,449	107,447	95,380	10,863	23,581	32,957	–	627,993
Total construction	$212,762	$195,653	$118,597	$102,359	$ 35,713	$ 59,802	$33,098	$ –	$ 757,984
Mortgage									
Substandard	$ –	$ 2,583	$ 4,165	$ 7,974	$ 5,383	$ 103,757	$ –	$ –	$ 123,862
Pass	685,881	754,231	528,494	388,016	295,033	4,621,954	–	–	7,273,609
Total mortgage	$685,881	$756,814	$532,659	$395,990	$300,416	$4,725,711	$ –	$ –	$7,397,471
Leasing									
Substandard	$ 953	$ 1,491	$ 941	$ 1,172	$ 1,127	$ 215	$ –	$ –	$ 5,899
Loss	–	–	–	21	–	21	–	–	42
Pass	672,294	428,889	237,939	146,231	79,451	14,994	–	–	1,579,798
Total leasing	$673,247	$430,380	$238,880	$147,424	$ 80,578	$ 15,230	$ –	$ –	$1,585,739

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior Years			
Popular, Inc.									
Consumer:									
Credit cards									
Substandard	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,907	$ –	$ 11,907
Loss	–	–	–	–	–	–	3	–	3
Pass	–	–	–	–	–	–	1,029,960	–	1,029,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,041,870	$ –	$ 1,041,870
HELOCs									
Substandard	$ –	$ –	$ –	$ –	$ –	$ 2,146	$ 20	$ 1,402	$ 3,568
Loss	–	–	–	–	–	4	–	538	542
Pass	–	–	–	–	–	9,169	44,678	13,959	67,806
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 11,319	$ 44,698	$15,899	$ 71,916
Personal									
Substandard	$ 1,951	$ 2,455	$ 913	$ 2,012	$ 573	$ 10,837	$ –	$ 1,285	$ 20,026
Loss	–	–	53	20	31	431	–	1	536
Pass	1,006,717	367,129	110,676	131,011	48,576	111,200	–	27,708	1,803,017
Total Personal	$1,008,668	$ 369,584	$ 111,642	$ 133,043	$ 49,180	$ 122,468	$ –	$28,994	$ 1,823,579
Auto									
Substandard	$ 6,764	$ 11,171	$ 10,466	$ 10,243	$ 4,597	$ 2,382	$ –	$ –	$ 45,623
Loss	23	41	48	25	7	14	–	–	158
Pass	1,156,654	961,571	588,200	426,169	248,328	85,827	–	–	3,466,749
Total Auto	$1,163,441	$ 972,783	$ 598,714	$ 436,437	$ 252,932	$ 88,223	$ –	$ –	$ 3,512,530
Other consumer									
Substandard	$ –	$ –	$ 100	$ 593	$ 543	$ 242	$ 10,910	$ –	$ 12,388
Loss	–	–	–	–	263	40	–	–	303
Pass	29,557	17,439	6,967	4,201	4,553	1,942	70,198	–	134,857
Total Other consumer	$ 29,557	$ 17,439	$ 7,067	$ 4,794	$ 5,359	$ 2,224	$ 81,108	$ –	$ 147,548
Total Popular Inc.	$7,470,324	$5,736,879	$3,444,280	$2,356,222	$1,633,775	$8,468,021	$2,923,375	$44,893	$32,077,769

Note 10 - Mortgage banking activities

Income from mortgage banking activities includes mortgage servicing fees earned in connection with administering residential mortgage loans and valuation adjustments on mortgage servicing rights. It also includes gain on sales and securitizations of residential mortgage loans, losses on repurchased loans, including interest advances, and trading gains and losses on derivative contracts used to hedge the Corporation's securitization activities. In addition, fair value valuation adjustments to residential mortgage loans held for sale, if any, are recorded as part of the mortgage banking activities.

The following table presents the components of mortgage banking activities:

		Years ended December 31,	
(In thousands)	2023	2022	2021
Mortgage servicing fees, net of fair value adjustments:			
Mortgage servicing fees	$ 32,981	$36,487	$ 38,105
Mortgage servicing rights fair value adjustments	(11,589)	236	(10,206)
Total mortgage servicing fees, net of fair value adjustments	21,392	36,723	27,899
Net (loss) gain on sale of loans, including valuation on loans held for sale	(88)	(251)	21,684
Trading account profit:			
Unrealized loss on outstanding derivative positions	(138)	–	–
Realized gains on closed derivative positions	614	6,635	1,323
Total trading account profit	476	6,635	1,323
Losses on repurchased loans, including interest advances [1]	(283)	(657)	(773)
Total mortgage banking activities	$ 21,497	$42,450	$ 50,133

[1]   Effective on January 1, 2023, loans held-for-sale are stated at fair value. Prior to such date, loans held-for-sale were stated at lower -of-cost-or- market.

Note 11 - Transfers of financial assets and mortgage servicing assets

The Corporation typically transfers conforming residential mortgage loans in conjunction with GNMA, FNMA and FHLMC securitization transactions whereby the loans are exchanged for cash or securities and servicing rights. As seller, the Corporation has made certain representations and warranties with respect to the originally transferred loans and, in the past, has sold certain loans with credit recourse to a government-sponsored entity, namely FNMA. Refer to Note 23 to the Consolidated Financial Statements for a description of such arrangements.

No liabilities were incurred as a result of these securitizations during the years ended December 31, 2023 and 2022 because they did not contain any credit recourse arrangements.

The following tables present the initial fair value of the assets obtained as proceeds from residential mortgage loans securitized during the years ended December 31, 2023 and 2022:

	Proceeds Obtained During the Year Ended December 31, 2023			
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$ 2,488	$ –	$ 2,488
Mortgage-backed securities - FNMA	–	34,857	–	34,857
Total trading account debt securities	$–	$37,345	$ –	$37,345
Mortgage servicing rights	$–	$ –	$987	$ 987
Total	$–	$37,345	$987	$38,332

(In thousands)	Proceeds Obtained During the Year Ended December 31, 2022			
	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$—	$169,352	$ –	$169,352
Mortgage-backed securities - FNMA	–	122,422	–	122,422
Mortgage-backed securities - FHLMC	–	8,505	–	8,505
Total trading account debt securities	$—	$300,279	$ –	$300,279
Mortgage servicing rights	$—	$ –	$5,318	$ 5,318
Total	$—	$300,279	$5,318	$305,597

During the year ended December 31, 2023, the Corporation retained servicing rights on whole loan sales involving approximately $50 million in principal balance outstanding (2022 - $114 million), with net realized gains of approximately $0.7 million (2022 - $1.8 million). All loan sales performed during the years ended December 31, 2023 and 2022 were without credit recourse agreements.

The Corporation recognizes as assets the rights to service loans for others, whether these rights are purchased or result from asset transfers such as sales and securitizations. These mortgage servicing rights ("MSRs") are measured at fair value.

The Corporation uses a discounted cash flow model to estimate the fair value of MSRs. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, prepayment and late fees, among other considerations. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior.

The following table presents the changes in MSRs measured using the fair value method for the years ended December 31, 2023 and 2022.

Residential MSRs

(In thousands)	December 31, 2023	December 31, 2022
Fair value at beginning of period	$128,350	$121,570
Additions	2,097	6,614
Changes due to payments on loans [1]	(9,934)	(11,063)
Reduction due to loan repurchases	(606)	(779)
Changes in fair value due to changes in valuation model inputs or assumptions	(529)	12,845
Other	(1,269)	(837)
Fair value at end of period [2]	$118,109	$128,350

[1] Represents changes due to collection / realization of expected cash flows over time.

[2] At December 31, 2023, PB had MSRs amounting to $1.9 million (December 31, 2022 - $2.0 million).

During the quarter ended June 30, 2023 the Corporation terminated a servicing agreement, in which it acted as sub-servicer for a third party, for a portfolio with an unpaid principal balance of approximately $260 million and a related MSR fair value of approximately $2 million. The transaction did not result in a material effect on the financial results of the Corporation.

Residential mortgage loans serviced for others were $9.9 billion at December 31, 2023 (2022 - $11.1 billion).

Net mortgage servicing fees, a component of mortgage banking activities in the Consolidated Statements of Operations, include the changes from period to period in the fair value of the MSRs, including changes due to collection / realization of expected cash flows. The banking subsidiaries receive servicing fees based on a percentage of the outstanding loan balance. These servicing fees are credited to income when they are collected. At December 31, 2023, those weighted average mortgage servicing fees were 0.31% (2022 - 0.31%). Under these servicing agreements, the banking subsidiaries do not generally earn significant prepayment penalty fees on the underlying loans serviced.

The section below includes information on assumptions used in the valuation model of the MSRs, originated and purchased. Key economic assumptions used in measuring the servicing rights derived from loans securitized or sold by the Corporation during the years ended December 31, 2023 and 2022 were as follows:

	Years ended			
	December 31, 2023		December 31, 2022	
	BPPR	PB	BPPR	PB
Prepayment speed	7.0%	6.8%	5.4%	8.1%
Weighted average life (in years)	9.1	8.3	9.5	7.8
Discount rate (annual rate)	9.6%	11.1%	10.5%	9.9%

Key economic assumptions used to estimate the fair value of MSRs derived from sales and securitizations of mortgage loans performed by the banking subsidiaries and servicing rights purchased from other financial institutions, and the sensitivity to immediate changes in those assumptions, were as follows as of the end of the periods reported:

	Originated MSRs		Purchased MSRs	
(In thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Fair value of servicing rights	$39,757	$41,548	$78,352	$86,802
Weighted average life (in years)	6.6	6.8	6.8	6.9
Weighted average prepayment speed (annual rate)	5.9%	5.9%	7.0%	7.0%
Impact on fair value of 10% adverse change	$ (696)	$ (730)	$ (1,440)	$ (1,602)
Impact on fair value of 20% adverse change	$ (1,365)	$ (1,433)	$ (2,827)	$ (3,143)
Weighted average discount rate (annual rate)	11.3%	11.2%	10.9%	11.0%
Impact on fair value of 10% adverse change	$ (1,387)	$ (1,485)	$ (2,871)	$ (3,256)
Impact on fair value of 20% adverse change	$ (2,686)	$ (2,876)	$ (5,562)	$ (6,304)

The sensitivity analyses presented in the table above for servicing rights are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivity tables included herein, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

At December 31, 2023, the Corporation serviced $561 million (2022 - $640 million) in residential mortgage loans with credit recourse to the Corporation, from which $13 million was 60 days or more past due (2022 - $15 million). Also refer to Note 23 for information on changes in the Corporation's liability of estimated losses related to loans serviced with credit recourse.

Under the GNMA securitizations, the Corporation, as servicer, has the right to repurchase (but not the obligation), at its option and without GNMA's prior authorization, any loan that is collateral for a GNMA guaranteed mortgage-backed security when certain delinquency criteria are met. At the time that individual loans meet GNMA's specified delinquency criteria and are eligible for repurchase, the Corporation is deemed to have regained effective control over these loans if the Corporation was the pool issuer. At December 31, 2023, the Corporation had recorded $11 million in mortgage loans on its Consolidated Statements of Financial Condition related to this buy-back option program (2022 - $14 million). Loans in our serviced GNMA portfolio benefit from payment forbearance programs but continue to reflect the contractual delinquency until the borrower repays deferred payments or completes a payment deferral modification or other borrower assistance alternative. As long as the Corporation continues to service the loans that continue to be collateral in a GNMA guaranteed mortgage-backed security, the MSR is recognized by the Corporation.

During the year ended December 31, 2023, the Corporation repurchased approximately $44 million of mortgage loans from its GNMA servicing portfolio (2022 - $58 million). The determination to repurchase these loans was based on the economic benefits of the transaction, which results in a reduction of the servicing costs for these severely delinquent loans, mostly related to principal and interest advances. The risk associated with the loans is reduced due to their guaranteed nature. The Corporation may place these loans under modification programs offered by FHA, VA or United States Department of Agriculture (USDA) or other loss mitigation programs offered by the Corporation, and once brought back to current status, these may be either retained in portfolio or re-sold in the secondary market.

Note 12 - Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

(In thousands)	Useful life in years	2023	2022
Premises and equipment:			
Land		$ 90,275	$ 90,625
Buildings	10-50	487,053	482,030
Equipment	2-10	421,513	388,911
Leasehold improvements	3-10	90,333	89,693
		998,899	960,634
Less - Accumulated depreciation and amortization		605,178	586,479
Subtotal		393,721	374,155
Construction in progress		81,288	33,931
Premises and equipment, net		$565,284	$498,711

Depreciation and amortization of premises and equipment for the year 2023 was $58.5 million (2022 - $55.1 million; 2021 - $55.1 million), of which $26.5 million (2022 -$24.8 million; 2021 -$25.2 million) was charged to occupancy expense and $32.0 million (2022 - $30.3 million; 2021 - $29.8 million) was charged to equipment, technology and software and other operating expenses. Occupancy expense of premises and equipment is net of rental income of $13.1 million (2022 - $13.1 million; 2021 - $13.4 million). For information related to the amortization expense of finance leases, refer to Note 33 -Leases.

Note 13 - Other real estate owned

The following tables present the activity related to Other Real Estate Owned ("OREO"), for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31, 2023		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$12,500	$ 76,626	$ 89,126
Write-downs in value	(607)	(2,179)	(2,786)
Additions	2,707	68,582	71,289
Sales	(3,428)	(73,548)	(76,976)
Other adjustments	17	(254)	(237)
Ending balance	$11,189	$ 69,227	$ 80,416

	For the year ended December 31, 2022		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$15,017	$ 70,060	$ 85,077
Write-downs in value	(959)	(1,517)	(2,476)
Additions	5,787	70,069	75,856
Sales	(7,453)	(61,453)	(68,906)
Other adjustments	108	(533)	(425)
Ending balance	$12,500	$ 76,626	$ 89,126

	For the year ended December 31, 2021		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$13,214	$ 69,932	$ 83,146
Write-downs in value	(1,058)	(2,161)	(3,219)
Additions	9,746	55,898	65,644
Sales	(7,282)	(52,666)	(59,948)
Other adjustments	397	(943)	(546)
Ending balance	$15,017	$ 70,060	$ 85,077

Note 14 - Other assets

The caption of other assets in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2023	December 31, 2022
Net deferred tax assets (net of valuation allowance)	$1,009,068	$ 953,676
Investments under the equity method	236,485	210,001
Prepaid taxes	39,052	39,405
Other prepaid expenses	29,338	33,384
Capitalized software costs	93,404	81,862
Derivative assets	24,419	19,229
Trades receivable from brokers and counterparties	23,102	35,099
Receivables from investments maturities	176,000	125,000
Principal, interest and escrow servicing advances	48,557	41,916
Guaranteed mortgage loan claims receivable	29,648	59,659
Operating ROU assets (Note 33)	116,106	125,573
Finance ROU assets (Note 33)	21,093	18,884
Assets for pension benefit	23,404	–
Others	144,888	104,125
Total other assets	$2,014,564	$1,847,813

The Corporation regularly incurs in capitalizable costs associated with software development or licensing which are recorded within the Other Assets line item in the accompanying Consolidated Statements of Financial Condition. In addition, the Corporation incurs costs associated with hosting arrangements that are service contracts that are also recorded within Other Assets. The hosting arrangements can include capitalizable implementation costs that are amortized during the term of the hosting arrangement. The following table summarizes the composition of acquired or developed software costs as well as costs related to hosting arrangements:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2023			
Software development costs	$ 76,497	$22,086	$54,411
Software license costs	42,868	18,048	24,820
Cloud computing arrangements	23,623	9,450	14,173
Total Capitalized software costs [1] [2]	$142,988	$49,584	$93,404
December 31, 2022			
Software development costs	$ 63,609	$16,803	$46,806
Software license costs	37,165	14,164	23,001
Cloud computing arrangements	20,745	8,690	12,055
Total Capitalized software costs [1] [2]	$121,519	$39,657	$81,862

[1] Software intangible assets are presented as part of Other Assets in the Consolidated Statements of Financial Condition.
[2] The tables above excludes assets that have been fully amortized.

Total amortization expense for all capitalized software and hosting arrangement cost, reflected as part of technology and software expenses in the consolidated statement of operations, is as follows:

	Year ended December 31,		
(In thousands)	2023	2022	2021
Software development and license costs	$ 66,233	$ 55,011	$ 45,577
Cloud computing arrangements	3,324	3,805	3,867
Total amortization expense	$ 69,557	$ 58,816	$ 49,444

Note 15 – Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the year ended December 31, 2023 and 2022, allocated by reportable segments, were as follows (refer to Note 37 for the definition of the Corporation's reportable segments):

	December 31, 2023			
(In thousands)	Balance at January 1, 2023	Goodwill on acquisition	Goodwill impairment	Balance at December 31, 2023
Banco Popular de Puerto Rico	$436,383	$–	$ –	$436,383
Popular U.S.	391,045	–	(23,000)	368,045
Total Popular, Inc.	$827,428	$–	$(23,000)	$804,428

	December 31, 2022			
(In thousands)	Balance at January 1, 2022	Goodwill on acquisition	Goodwill impairment	Balance at December 31, 2022
Banco Popular de Puerto Rico	$320,248	$116,135	$ –	$436,383
Popular U.S.	400,045	–	(9,000)	391,045
Total Popular, Inc.	$720,293	$116,135	$(9,000)	$827,428

The goodwill recognized during the year ended December 31, 2022 in the reportable segment of Banco Popular de Puerto Rico of $116.1 million was related to the Evertec Business Acquisition Transaction. Refer to Note 4, Business combination, for additional information related to the assets acquired and liabilities assumed as a result of business combinations, including goodwill and other intangible assets.

The following table reflects the components of other intangible assets subject to amortization:

Other intangible assets

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2023			
Core deposits	$12,810	$11,315	$ 1,495
Other customer relationships	14,286	6,777	7,509
Total other intangible assets	$27,096	$18,092	$ 9,004
December 31, 2022			
Core deposits	$12,810	$10,034	$ 2,776
Other customer relationships	14,286	4,878	9,408
Total other intangible assets	$27,096	$14,912	$12,184

During the year ended December 31, 2023, the Corporation recognized $ 3.2 million in amortization expense related to other intangible assets with definite useful lives (2022 - $3.3 million; 2021 - $9.1 million).

The following table presents the estimated amortization of the intangible assets with definite useful lives for each of the following periods:

(In thousands)	
Year 2024	$2,938
Year 2025	1,750
Year 2026	1,440
Year 2027	959
Year 2028	959
Later years	958

Results of the Annual Goodwill Impairment Test

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment, at least annually and on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of its reporting units below their carrying amounts.

The Corporation performed the annual goodwill impairment evaluation for the entire organization during the third quarter of 2023 using July 31, 2023 as the annual evaluation date. The reporting units utilized for this evaluation were those that are one level below the business segments, which are the legal entities within the reportable segment. The Corporation follows push-down accounting, as such all goodwill is assigned to the reporting units when carrying out a business combination.

In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Management evaluates the particular circumstances of each reporting unit in order to determine the most appropriate valuation methodology and the weights applied to each valuation methodology, as applicable. The Corporation evaluates the results obtained under each valuation methodology to identify and understand the key value drivers in order to ascertain that the results obtained are reasonable and appropriate under the circumstances. Elements considered include current market and economic conditions, developments in specific lines of business, and any particular features in the individual reporting units.

The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- a selection of comparable publicly traded companies, based on nature of business, location and size;

- a selection of comparable acquisitions;

- the discount rate applied to future earnings, based on an estimate of the cost of equity;

- the potential future earnings of the reporting unit; and

- the market growth and new business assumptions.

For purposes of the market comparable companies' approach, valuations were determined by calculating average price multiples of relevant value drivers from a group of companies that are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit. Management uses judgment in the determination of which value drivers are considered more appropriate for each reporting unit. Comparable companies' price multiples represent minority-based multiples and thus, a control premium adjustment is added to the comparable companies' market multiples applied to the reporting unit's value drivers.

For purposes of the market comparable transactions' approach, valuations had been previously determined by the Corporation by calculating average price multiples of relevant value drivers from a group of transactions for which the target companies are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit.

For purposes of the discounted cash flows ("DCF") approach, the valuation is based on estimated future cash flows.

The financial projections used in the DCF valuation analysis for each reporting unit are based on the most recent (as of the valuation date) financial projections presented to the Corporation's Asset / Liability Management Committee ("ALCO"). The growth assumptions included in these projections are based on management's expectations for each reporting unit's financial prospects considering economic and industry conditions as well as particular plans of each entity (i.e. restructuring plans, de-leveraging, etc.). The cost of equity used to discount the cash flows was calculated using the Ibbotson Build-Up Method and ranged from 12.30% to 16.96% for the 2023 analysis. The Ibbotson Build-Up Method builds up a cost of equity starting with the rate of return of a "risk-free" asset (20-year U.S. Treasury note) and adds to it additional risk elements such as equity risk premium, size premium, industry risk premium, and a specific geographic risk premium (as applicable). The resulting discount rates were analyzed in terms of reasonability given the current market conditions.

The results of the BPPR annual goodwill impairment test as of July 31, 2023 indicated that the average estimated fair value using all valuation methodologies exceeded BPPR's equity value by approximately $3.7 billion or 468% compared to $3.1 billion or 245%, for the annual goodwill impairment test completed as of July 31, 2022. PB's annual goodwill impairment test results as of such dates indicated that the average estimated fair value using all valuation methodologies exceeded PB's equity value by approximately $129 million or 8%, compared to $670 million or 41%, for the annual goodwill impairment test completed as of July 31, 2022. Accordingly, no impairment was recognized for BPPR or PB. The goodwill balance of BPPR and PB, as legal entities, represented approximately 93% of the Corporation's total goodwill balance as of the July 31, 2023 valuation date.

An impairment of $23 million was recognized by the Corporation from the annual test as of July 31, 2023 related to PEF due to lower forecasted cash flows and an increase in the rate used to discount cash flows. During 2022 the Corporation recognized a goodwill impairment of $9 million related to PEF, as a result of a decrease in the projected earnings of this business unit. The PEF goodwill balance as of December 31, 2023 amounted to $17 million (December 31, 2022 - $40 million).

Furthermore, as part of the analyses, management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of the Corporation concluding that the fair value results determined for the reporting units in the July 31, 2023 annual assessment were reasonable.

The goodwill impairment evaluation process requires the Corporation to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Corporation's results of operations and the reporting units where the goodwill is recorded. Particularly for reporting units with recognized impairments or where the estimated fair value approximates the equity value, future decreases in fair value estimates could result in additional impairment charges. Additionally, declines in the Corporation's market capitalization and adverse economic conditions sustained over a longer period of time negatively affecting forecasted earnings could increase the risk of goodwill impairment in the future.

A decline in the Corporation's stock price related to global and/or regional macroeconomic conditions, a deterioration in the Puerto Rico or the U.S. economies, increases in the rate to discount future cash flows, and lower future earnings estimates could, individually or in the aggregate, have a material impact on the determination of the fair value of our reporting units, which could in turn result in an impairment of goodwill in the future. An impairment of goodwill would result in a non-cash expense, net of tax impact. A charge to earnings related to a goodwill impairment would not materially impact regulatory capital calculations.

The following tables present the gross amount of goodwill and accumulated impairment losses by reportable segments.

	December 31, 2023		
(In thousands)	Balance at December 31, 2023 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2023 (net amounts)
Banco Popular de Puerto Rico	$ 440,184	$ 3,801	$436,383
Popular U.S.	564,456	196,411	368,045
Total Popular, Inc.	$1,004,640	$200,212	$804,428

	December 31, 2022		
(In thousands)	Balance at December 31, 2022 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2022 (net amounts)
Banco Popular de Puerto Rico	$ 440,184	$ 3,801	$436,383
Popular U.S.	564,456	173,411	391,045
Total Popular, Inc.	$1,004,640	$177,212	$827,428

Note 16 - Deposits

Total deposits as of the end of the periods presented consisted of:

(In thousands)	December 31, 2023	December 31, 2022
Savings accounts	$14,602,411	$14,746,329
NOW, money market and other interest bearing demand deposits	25,094,316	23,738,940
Total savings, NOW, money market and other interest bearing demand deposits	39,696,727	38,485,269
Certificates of deposit:		
Under $250,000	5,443,062	4,235,651
$250,000 and over	3,058,830	2,545,750
Total certificates of deposit	8,501,892	6,781,401
Total interest bearing deposits	$48,198,619	$45,266,670
Non- interest bearing deposits	$15,419,624	$15,960,557
Total deposits	$63,618,243	$61,227,227

A summary of certificates of deposits by maturity at December 31, 2023 follows:

(In thousands)	
2024	$5,440,688
2025	1,136,539
2026	809,921
2027	391,601
2028	642,747
2029 and thereafter	80,396
Total certificates of deposit	$8,501,892

At December 31, 2023, the Corporation had brokered deposits amounting to $ 1.7 billion (December 31, 2022 - $ 1.1 billion).

The aggregate amount of overdrafts in demand deposit accounts that were reclassified to loans was $9.1 million at December 31, 2023 (December 31, 2022 - $6.3 million).

At December 31, 2023, Puerto Rico public sector deposits amounted to $18.1 billion. Puerto Rico public sector deposits are interest bearing accounts. These public funds deposits are indexed to short-term market rates and fluctuate in cost with changes in those rates, in accordance with contractual terms. Public deposit balances are difficult to predict. For example, the receipt by the Puerto Rico Government of hurricane recovery related Federal assistance and seasonal tax collections could increase public deposit balances at BPPR. On the other hand, the amount and timing of reductions in balances are likely to be impacted by, for example, the speed at which federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board"). Generally, these deposits require that the bank pledge high credit quality securities as collateral, therefore, liquidity risk arising from public sector deposit outflows are lower.

Note 17 - Borrowings
Assets sold under agreements to repurchase

Assets sold under agreements to repurchase amounted to $91 million at December 31, 2023 and $149 million at December 31, 2022.

The Corporation's repurchase transactions are overcollateralized with the securities detailed in the table below. The Corporation's repurchase agreements have a right of set-off with the respective counterparty under the supplemental terms of the master repurchase agreements. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the repurchase agreements are not offset with other repurchase agreements held with the same counterparty.

The following table presents information related to the Corporation's repurchase transactions accounted for as secured borrowings that are collateralized with debt securities available-for-sale, debt securities held-to-maturity, other assets held-for-trading purposes or which have been obtained under agreements to resell. It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

Repurchase agreements accounted for as secured borrowings

| | December 31, 2023 | | December 31, 2022 | |
| | Repurchase liability | Repurchase liability weighted average interest rate | Repurchase liability | Repurchase liability weighted average interest rate |
(Dollars in thousands)				
U.S. Treasury securities				
Within 30 days	$16,931	5.56%	$ 410	4.40%
After 30 to 90 days	18,369	5.60	30,739	3.79
After 90 days	8,292	5.73	17,521	4.39
Total U.S. Treasury securities	43,592	5.61	48,670	4.01
Mortgage-backed securities				
Within 30 days	27,171	5.49	98,984	4.27
After 30 to 90 days	20,394	5.71	791	3.27
Total mortgage-backed securities	47,565	5.58	99,775	4.26
Collateralized mortgage obligations				
Within 30 days	227	5.25	164	4.25
Total collateralized mortgage obligations	227	5.25	164	4.25
Total	$91,384	5.59%	$148,609	4.18%

Repurchase agreements in this portfolio are generally short-term, often overnight. As such, our risk is very limited. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

(Dollars in thousands)	2023	2022
Maximum aggregate balance outstanding at any month-end	$150,692	$162,450
Average monthly aggregate balance outstanding	$115,808	$107,305
Weighted average interest rate:		
For the year	5.20%	2.15%
At December 31	5.68%	4.23%

Other short-term borrowings

There were no other short-term borrowings at December 31, 2023, compared to $365 million in FHLB advances at December 31, 2022. The following table presents additional information related to the Corporation's other short-term borrowings for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	2023	2022
Maximum aggregate balance outstanding at any month-end	$65,000	$375,000
Average monthly aggregate balance outstanding	$27,302	$ 99,083
Weighted average interest rate:		
For the year	4.80%	3.46%
At December 31	5.60%	4.47%

Notes Payable

The following table presents the composition of notes payable at December 31, 2023 and December 31, 2022.

(In thousands)	December 31, 2023	December 31, 2022
Advances with the FHLB with maturities ranging from 2024 through 2029 paying interest at monthly fixed rates ranging from 0.41% to 5.26% (2022 - 0.39% to 3.18%)	$394,665	$389,282
Unsecured senior debt securities maturing on 2028 paying interest semiannually at a fixed rate of 7.25% (2022 - 6.125%), net of debt issuance costs of $6,063 (2022 - $891)[1]	393,937	299,109
Junior subordinated deferrable interest debentures (related to trust preferred securities) maturing on 2034 with fixed interest rates ranging from 6.125% to 6.564% (2022 - 6.125% to 6.564%), net of debt issuance costs of $288 (2022 - $315)	198,346	198,319
Total notes payable	$986,948	$886,710

[1] On March 13, 2023, the Corporation issued $400 million aggregate principal amount of 7.25% Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. The Corporation used a portion of the net proceeds of the 2028 Notes offering to redeem, on August 14, 2023, the outstanding $300 million aggregate principal amount of its 6.125% Senior Notes which were due on September 2023. The redemption price was equal to 100% of the principal amount plus accrued and unpaid interest through the redemption date.

A breakdown of borrowings by contractual maturities at December 31, 2023 is included in the table below.

(In thousands)	Assets sold under agreements to repurchase	Notes payable	Total
2024	$91,384	$ 91,943	$ 183,327
2025	–	144,214	144,214
2026	–	74,500	74,500
2028	–	438,288	438,288
Later years	–	238,003	238,003
Total borrowings	$91,384	$986,948	$1,078,332

At December 31, 2023 and December 31, 2022, the Corporation had FHLB borrowing facilities whereby the Corporation could borrow up to $4.2 billion and $3.3 billion, respectively, of which $0.4 billion and $0.8 billion, respectively, were used. In addition, at December 31, 2023 and December 31, 2022, the Corporation had placed $0.3 billion and $0.4 billion, respectively, of the available FHLB credit facility as collateral for municipal letters of credit to secure deposits. The FHLB borrowing facilities are collateralized with securities and loans held-in-portfolio, and do not have restrictive covenants or callable features.

Also, at December 31, 2023, the Corporation has borrowing facilities at the discount window of the Federal Reserve Bank of New York amounting to $4.4 billion (December 31, 2022 - $1.4 billion), which remained unused at December 31, 2023 and December 31, 2022. The facilities are a collateralized source of credit that is highly reliable even under difficult market conditions.

Note 18 – Trust preferred securities

Statutory trusts established by the Corporation (Popular North America Capital Trust I and Popular Capital Trust II) had issued trust preferred securities (also referred to as "capital securities") to the public. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts (the "common securities"), were used by the trusts to purchase junior subordinated deferrable interest debentures (the "junior subordinated debentures") issued by the Corporation.

The sole assets of the trusts consisted of the junior subordinated debentures of the Corporation and the related accrued interest receivable. These trusts are not consolidated by the Corporation pursuant to accounting principles generally accepted in the United States of America.

The junior subordinated debentures are included by the Corporation as notes payable in the Consolidated Statements of Financial Condition, while the common securities issued by the issuer trusts are included as debt securities held-to-maturity. The common securities of each trust are wholly-owned, or indirectly wholly-owned, by the Corporation.

The following table presents financial data pertaining to the different trusts at December 31, 2023 and 2022.

(Dollars in thousands)	December 31, 2023 and 2022	
Issuer	Popular North America Capital Trust I	Popular Capital Trust II
Capital securities	$ 91,651	$ 101,023
Distribution rate	6.564%	6.125%
Common securities	$ 2,835	$ 3,125
Junior subordinated debentures aggregate liquidation amount	$ 94,486	$ 104,148
Stated maturity date	September 2034	December 2034
Reference notes	[1],[3],[5]	[2],[4],[5]

[1] Statutory business trust that is wholly-owned by PNA and indirectly wholly-owned by the Corporation.
[2] Statutory business trust that is wholly-owned by the Corporation.
[3] The obligation of PNA under the junior subordinated debenture and its guarantees of the capital securities under the trust is fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.
[4] These capital securities are fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.
[5] The Corporation has the right, subject to any required prior approval from the Federal Reserve, to redeem after certain dates or upon the occurrence of certain events mentioned below, the junior subordinated debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. The maturity of the junior subordinated debentures may be shortened at the option of the Corporation prior to their stated maturity dates (i) on or after the stated optional redemption dates stipulated in the agreements, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, an investment company event or a capital treatment event as set forth in the indentures relating to the capital securities, in each case subject to regulatory approval.

At December 31, 2023, the Corporation's $193 million in trust preferred securities outstanding do not qualify for Tier 1 capital treatment, but instead qualify for Tier 2 capital treatment compared to $193 million at December 31, 2022.

Note 19 - Other liabilities

The caption of other liabilities in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2023	December 31, 2022
Accrued expenses	$337,695	$337,284
Accrued interest payable	59,102	39,288
Accounts payable	89,339	76,456
Dividends payable	44,741	39,525
Trades payable	31	9,461
Liability for GNMA loans sold with an option to repurchase	10,960	14,271
Reserves for loan indemnifications	4,408	7,520
Reserve for operational losses	27,994	39,266
Operating lease liabilities (Note 33)	126,946	137,290
Finance lease liabilities (Note 33)	25,778	24,737
Pension benefit obligation	6,772	8,290
Postretirement benefit obligation	117,045	118,336
Others	63,816	65,222
Total other liabilities	$914,627	$916,946

Note 20 - Stockholders' equity

The Corporation's common stock ranks junior to all series of preferred stock as to dividend rights and / or as to rights on liquidation, dissolution or winding up of the Corporation. Dividends on preferred stock are payable if declared. The Corporation's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Corporation fails to pay or set aside full dividends on the preferred stock for the latest dividend period. The ability of the Corporation to pay dividends in the future is limited by regulatory requirements, legal availability of funds, recent and projected financial results, capital levels and liquidity of the Corporation, general business conditions and other factors deemed relevant by the Corporation's Board of Directors.

The Corporation's common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol BPOP. The 2003 Series A Preferred Stock are not listed on Nasdaq.

Preferred stocks

The Corporation has 30,000,000 shares of authorized preferred stock that may be issued in one or more series, and the shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors when authorizing the issuance of that particular series. The Corporation's shares of preferred stock at December 31, 2023 consisted of:

- 6.375% non-cumulative monthly income preferred stock, 2003 Series A, no par value, liquidation preference value of $25 per share. Holders on record of the 2003 Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Corporation or

an authorized committee thereof, out of funds legally available, non-cumulative cash dividends at the annual rate per share of 6.375% of their liquidation preference value, or $0.1328125 per share per month. These shares of preferred stock are perpetual, nonconvertible, have no preferential rights to purchase any securities of the Corporation and are redeemable solely at the option of the Corporation with the consent of the Board of Governors of the Federal Reserve System. The redemption price per share is $25.00. The shares of 2003 Series A Preferred Stock have no voting rights, except for certain rights in instances when the Corporation does not pay dividends for a defined period. These shares are not subject to any sinking fund requirement. Cash dividends declared and paid on the 2003 Series A Preferred Stock amounted to $ 1.4 million for the years ended December 31, 2023, 2022 and 2021. Outstanding shares of 2003 Series A Preferred Stock amounted to 885,726 at December 31, 2023, 2022 and 2021.

Common stock

Dividends

During the year 2023, cash dividends of $2.27 (2022 - $2.20; 2021 - $1.75) per common share outstanding were declared amounting to $ 163.7 million (2022 - $ 163.7 million; 2021 - $ 142.3 million) of which $44.7 million were payable to stockholders of common stock at December 31, 2023 (2022 - $39.5 million; 2021 - $35.9 million). The quarterly dividend of $0.62 per share declared to stockholders of record as of the close of business on December 7, 2023, was paid on January 2, 2024. On February 23, 2024, the Corporation's Board of Directors approved a quarterly cash dividend of $0.62 per share on its outstanding common stock, payable on April 1, 2024 to stockholders of record at the close of business on March 14, 2024.

Accelerated share repurchase transaction ("ASR")

On August 24, 2022, the Corporation entered into a $231 million ASR transaction with respect to its common stock (the "August ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 2,339,241 shares, the Corporation recognized in stockholders' equity approximately $185 million in treasury stock and $46 million as a reduction of capital surplus. The Corporation completed the transaction on December 7, 2022 and received 840,024 additional shares of common stock and recognized approximately $60 million as treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchase a total of 3,179,265 shares at an average purchased price of $72.6583 under the August ASR Agreement.

On March 1, 2022, the Corporation announced that on February 28, 2022 it entered into a $400 million ASR transactions with respect to its common stock (the "March ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 3,483,942 shares, the Corporation recognized in stockholders' equity approximately $320 million in treasury stock and $80 million as a reduction of capital surplus. The Corporation completed the transaction on July 12, 2022 and received 1,582,922 additional shares of common stock and recognized $120 million in treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchased a total of 5,066,864 shares at an average purchased price of $78.9443 under the March ASR Agreement.

On May 3, 2021, the Corporation entered into a $350 million ASR transaction with respect to its common stock, which was accounted for as a treasury stock transaction. As a result of the receipt of the initial 3,785,831 shares, the Corporation recognized in stockholders' equity approximately $280 million in treasury stock and $70 million as a reduction in capital surplus. The Corporation completed the transaction on September 9, 2021 and received 828,965 additional shares of common stock and recognized $61 million in treasury stock with a corresponding increase in capital surplus. In total, the Corporation repurchased a total of 4,614,796 shares at an average price of $75.8430 under the ASR Agreement.

Statutory reserve

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of BPPR's net income for the year be transferred to a statutory reserve account until such statutory reserve equals the total of paid-in capital on common and preferred stock. Any losses incurred by a bank must first be charged to retained earnings and then to the reserve fund. Amounts credited to the reserve fund may not be used to pay dividends without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The failure to maintain sufficient statutory reserves would preclude BPPR from paying dividends. BPPR's statutory reserve fund amounted to $908 million at December 31, 2023 (2022 - $863 million; 2021 - $786 million). During 2023, $45 million was transferred to the statutory reserve account (2022 - $77 million, 2021 - $78 million). BPPR was in compliance with the statutory reserve requirement in 2023, 2022 and 2021.

Note 21 - Regulatory capital requirements

The Corporation, BPPR and PB are subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Popular, Inc., BPPR and PB are subject to Basel III capital requirements, including minimum and well capitalized regulatory capital ratios and compliance with the standardized approach for determining risk-weighted assets.

The Basel III Capital Rules established a Common Equity Tier I ("CET1") capital measure and related regulatory capital ratio CET1 to risk-weighted assets.

The Basel III Capital Rules provide that a depository institution will be deemed to be well capitalized if it maintained a leverage ratio of at least 5%, a CET1 ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8% and a total risk-based ratio of at least 10%. Management has determined that at December 31, 2023 and 2022, the Corporation exceeded all capital adequacy requirements to which it is subject.

The Corporation has been designated by the Federal Reserve Board as a Financial Holding Company ("FHC") and is eligible to engage in certain financial activities permitted under the Gramm-Leach-Bliley Act of 1999.

Pursuant to the adoption of the CECL accounting standard on January 1, 2020, the Corporation elected to use a five-year transition period option as permitted in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of the adoption of the CECL accounting standard on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay.

On August 26, 2020, federal banking regulators issued a final rule to modify the Basel III regulatory capital rules applicable to banking organizations to allow those organizations participating in the Paycheck Protection Program ("PPP") established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") to neutralize the regulatory capital effects of participating in the program. Specifically, the agencies have clarified that banking organizations, including the Corporation and its Bank subsidiaries, are permitted to assign a zero percent risk weight to PPP loans for purposes of determining risk-weighted assets and risk-based capital ratios. Additionally, in order to facilitate use of the Paycheck Protection Program Liquidity Facility (the "PPPL Facility"), which provides Federal Reserve Bank loans to eligible financial institutions such as the Corporation's Bank subsidiaries to fund PPP loans, the agencies further clarified that, for purposes of determining leverage ratios, a banking organization is permitted to exclude from total average assets PPP loans that have been pledged as collateral for a PPPL Facility. As of December 31, 2023, the Corporation has $9 million in PPP loans and no loans were pledged as collateral for PPPL Facilities.

At December 31, 2023 and 2022, BPPR and PB were well-capitalized under the regulatory framework for prompt corrective action.

The following tables present the Corporation's risk-based capital and leverage ratios at December 31, 2023 and 2022 under the Basel III regulatory guidance.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer) [1]	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
		2023		
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,733,964	18.13%	$3,900,365	10.50%
BPPR	4,811,675	18.15	2,782,976	10.50
PB	1,491,549	14.38	1,088,754	10.50
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,053,315	16.30%	$2,600,243	7.00%
BPPR	4,478,033	16.90	1,855,317	7.00
PB	1,426,037	13.75	725,836	7.00
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,075,458	16.36%	$3,157,438	8.50%
BPPR	4,478,033	16.90	2,252,885	8.50
PB	1,426,037	13.75	881,372	8.50
Tier I Capital (to Average Assets):				
Corporation	$6,075,458	8.51%	$2,854,127	4.00%
BPPR	4,478,033	7.64	2,343,174	4.00
PB	1,426,037	11.23	507,942	4.00

[1] The conservation capital buffer included for these ratios is 2.5%, except for the Tier I to Average Asset ratio for which the buffer is not applicable and therefore the capital adequacy minimum of 4% is presented.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer)	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
		2022		
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,285,648	18.26%	$3,613,668	10.500%
BPPR	4,541,915	18.34	2,599,872	10.500
PB	1,463,511	15.59	985,510	10.500
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,639,686	16.39%	$2,409,112	7.000%
BPPR	4,230,820	17.09	1,733,248	7.000
PB	1,395,272	14.87	657,007	7.000
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$5,661,829	16.45%	$2,925,351	8.500%
BPPR	4,230,820	17.09	2,104,658	8.500
PB	1,395,272	14.87	797,794	8.500
Tier I Capital (to Average Assets):				
Corporation	$5,661,829	8.06%	$2,811,504	4%
BPPR	4,230,820	7.10	2,383,478	4
PB	1,395,272	13.08	426,832	4

The following table presents the minimum amounts and ratios for the Corporation's banks to be categorized as well-capitalized.

	2023		2022	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):				
BPPR	$2,650,453	10%	$2,476,068	10%
PB	1,036,909	10	938,581	10
Common Equity Tier I Capital (to Risk-Weighted Assets):				
BPPR	$1,722,795	6.5%	$1,609,444	6.5%
PB	673,991	6.5	610,078	6.5
Tier I Capital (to Risk-Weighted Assets):				
BPPR	$2,120,363	8%	$1,980,855	8%
PB	829,527	8	750,865	8
Tier I Capital (to Average Assets):				
BPPR	$2,928,968	5%	$2,979,348	5%
PB	634,927	5	533,540	5

Note 22 - Other comprehensive income (loss)

The following table presents changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2023 , 2022 and 2021.

		Changes in Accumulated Other Comprehensive (Loss) Income by Component [1]		
		Years ended December 31,		
(In thousands)		2023	2022	2021
Foreign currency translation	Beginning Balance	$ (56,735)	$ (67,307)	$ (71,254)
	Other comprehensive (loss) income	(7,793)	10,572	3,947
	Net change	(7,793)	10,572	3,947
	Ending balance	$ (64,528)	$ (56,735)	$ (67,307)
Adjustment of pension and postretirement benefit plans	Beginning Balance	$ (144,335)	$ (158,994)	$(195,056)
	Other comprehensive income (loss) before reclassifications	14,408	4,882	23,094
	Amounts reclassified from accumulated other comprehensive loss for amortization of net losses	12,034	9,777	12,968
	Net change	26,442	14,659	36,062
	Ending balance	$ (117,893)	$ (144,335)	$(158,994)
Unrealized net holding (losses) gains on debt securities	Beginning Balance	$(2,323,903)	$ (96,120)	$ 460,900
	Other comprehensive income (loss) before reclassifications	472,487	(2,261,097)	(557,002)
	Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	–	(18)
	Amounts reclassified from accumulated other comprehensive (loss) income for amortization of net unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	138,306	33,314	–
	Net change	610,793	(2,227,783)	(557,020)
	Ending balance	$(1,713,110)	$(2,323,903)	$ (96,120)
Unrealized net gains (losses) on cash flow hedges	Beginning Balance	$ 45	$ (2,648)	$ (4,599)
	Other comprehensive (loss) income before reclassifications	(19)	3,107	367
	Amounts reclassified from accumulated other comprehensive income (loss)	(26)	(414)	1,584
	Net change	(45)	2,693	1,951
	Ending balance	$ –	$ 45	$ (2,648)
	Total	$(1,895,531)	$(2,524,928)	$(325,069)

[1] All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2023, 2022, and 2021.

| | | Reclassifications Out of Accumulated Other Comprehensive (Loss) Income | | |
| | Affected Line Item in the | Years ended December 31, | | |
(In thousands)	Consolidated Statements of Operations	2023	2022	2021
Adjustment of pension and postretirement benefit plans				
Amortization of net losses	Other operating expenses	$ (19,253)	$(15,644)	$(20,749)
	Total before tax	(19,253)	(15,644)	(20,749)
	Income tax benefit	7,219	5,867	7,781
	Total net of tax	$ (12,034)	$ (9,777)	$(12,968)
Unrealized net holding (losses) gains on debt securities				
Realized gain on sale of debt securities	Net gain (loss) on sale of debt securities	$ —	$ —	$ 23
Amortization of unrealized net losses of debt securities transferred to held-to-maturity	Investment securities [1]	(172,883)	(41,642)	—
	Total before tax	(172,883)	(41,642)	23
	Income tax benefit (expense)	34,577	8,328	(5)
	Total net of tax	$(138,306)	$(33,314)	$ 18
Unrealized net gains (losses) losses on cash flow hedges				
Forward contracts	Mortgage banking activities	$ 41	$ 1,458	$ (704)
Interest rate swaps	Other operating income	—	(498)	(1,143)
	Total before tax	41	960	(1,847)
	Income tax (expense) benefit	(15)	(546)	263
	Total net of tax	$ 26	$ 414	$ (1,584)
	Total reclassification adjustments, net of tax	$(150,314)	$(42,677)	$(14,534)

[1] In October 2022, the Corporation transferred U.S. Treasury securities with a fair value of $6.5 billion (par value of $7.4 billion) from its available-for- sale portfolio to its held-to-maturity portfolio. Refer to Note 6 to the Consolidated Financial Statements for additional information.

Note 23 - Guarantees

The Corporation has obligations upon the occurrence of certain events under financial guarantees provided in certain contractual agreements as summarized below.

The Corporation issues financial standby letters of credit and has risk participation in standby letters of credit issued by other financial institutions, in each case to guarantee the performance of various customers to third parties. If the customers failed to meet its financial or performance obligation to the third party under the terms of the contract, then, upon their request, the Corporation would be obligated to make the payment to the guaranteed party. At December 31, 2023, the Corporation recorded a liability of $1 million (December 31, 2022 - $0.3 million), which represents the unamortized balance of the obligations undertaken in issuing the guarantees under the standby letters of credit. In accordance with the provisions of ASC Topic 460, the Corporation recognizes at fair value the obligation at inception of the standby letters of credit. The fair value approximates the fee received from the customer for issuing such commitments. These fees are deferred and are recognized over the commitment period. The contracted amounts in standby letters of credit outstanding at December 31, 2023 and 2022, shown in Note 24 to the

Consolidated Financial Statements, represent the maximum potential amount of future payments that the Corporation could be required to make under the guarantes in the event of nonperformance by the customers. These standby letters of credit are used by the customers as a credit enhancement and typically expire without being drawn upon. The Corporation's standby letters of credit are generally secured, and in the event of nonperformance by the customers, the Corporation has rights to the underlying collateral provided, which normally includes cash, marketable securities, real estate, receivables, and others. Management does not anticipate any material losses related to these instruments.

Also, from time to time, the Corporation securitized mortgage loans into guaranteed mortgage-backed securities subject in certain instances, to lifetime credit recourse on the loans that serve as collateral for the mortgage-backed securities. The Corporation has not sold any mortgage loans subject to credit recourse since 2009. Also, from time to time, the Corporation may sell, in bulk sale transactions, residential mortgage loans and Small Business Administration ("SBA") commercial loans subject to credit recourse or to certain representations and warranties from the Corporation to the purchaser. These representations and warranties may relate, for example, to borrower creditworthiness, loan documentation, collateral, prepayment and early payment defaults. The Corporation may be required to repurchase the loans under the credit recourse agreements or representation and warranties.

At December 31, 2023, the Corporation serviced $561 million (December 31, 2022 - $640 million) in residential mortgage loans subject to credit recourse provisions, principally loans associated with FNMA and FHLMC residential mortgage loan securitization programs. In the event of any customer default, pursuant to the credit recourse provided, the Corporation is required to repurchase the loan or reimburse the third party investor for the incurred loss. The maximum potential amount of future payments that the Corporation would be required to make under the recourse arrangements in the event of nonperformance by the borrowers is equivalent to the total outstanding balance of the residential mortgage loans serviced with recourse and interest, if applicable. During 2023, the Corporation repurchased approximately $2 million of unpaid principal balance in mortgage loans subject to the credit recourse provisions (2022 - $7 million). In the event of nonperformance by the borrower, the Corporation has rights to the underlying collateral securing the mortgage loan. The Corporation suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan plus any uncollected interest advanced and the costs of holding and disposing the related property. At December 31, 2023, the Corporation's liability established to cover the estimated credit loss exposure related to loans sold or serviced with credit recourse amounted to $4 million (December 31, 2022 - $7 million). The following table shows the changes in the Corporation's liability of estimated losses from these credit recourses agreements, included in the consolidated statements of financial condition during the years ended December 31, 2023 and 2022.

(In thousands)	Years ended December 31,	
	2023	2022
Balance as of beginning of period	$ 6,897	$11,800
Provision (benefit) for recourse liability	(1,989)	(1,715)
Net charge-offs	(698)	(3,188)
Balance as of end of period	$ 4,211	$ 6,897

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the consolidated statements of operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability is a function of the recourse arrangements given and considers a variety of factors, which include actual defaults and historical loss experience, foreclosure rate, estimated future defaults and the probability that a loan would be delinquent. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The probability of default represents the probability that a loan in good standing would become 90 days delinquent within the following twelve-month period. Regression analysis quantifies the relationship between the default event and loan-specific characteristics, including credit scores, loan-to-value ratios, and loan aging, among others.

When the Corporation sells or securitizes mortgage loans, it generally makes customary representations and warranties regarding the characteristics of the loans sold. The Corporation's mortgage operations in Puerto Rico group conforming mortgage loans into pools which are exchanged for FNMA and GNMA mortgage-backed securities, which are generally sold to private investors, or are sold directly to FNMA for cash. As required under the government agency programs, quality review procedures are performed by the Corporation to ensure that asset guideline qualifications are met. To the extent the loans do not meet specified characteristics, the Corporation may be required to repurchase such loans or indemnify for losses and bear any subsequent loss related to the loans. The amount purchased under representation and warranty arrangements during the years ended December 31, 2023 and December 31, 2022 was not considered material for the Corporation.

From time to time, the Corporation sells loans and agrees to indemnify the purchaser for credit losses or any breach of certain representations and warranties made in connection with the sale.

Servicing agreements relating to the mortgage-backed securities programs of FNMA and GNMA, and to mortgage loans sold or serviced to certain other investors, including FHLMC, require the Corporation to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. At December 31, 2023, the Corporation serviced $9.9 billion in mortgage loans for third-parties, including the loans serviced with credit recourse (December 31, 2022 - $11.1 billion). The Corporation generally recovers funds advanced pursuant to these arrangements from the mortgage owner, from liquidation proceeds when the mortgage loan is foreclosed or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantees programs. However, in the meantime, the Corporation must absorb the cost of the funds it advances during the time the advance is outstanding. The Corporation must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a defaulted loan is not cured, the mortgage loan would be canceled as part of the foreclosure proceedings and the Corporation would not receive any future servicing income with respect to that loan. At December 31, 2023, the outstanding balance of funds advanced by the Corporation under such mortgage loan servicing agreements was approximately $49 million (December 31, 2022 - $42 million). To the extent the mortgage loans underlying the Corporation's servicing portfolio experience increased delinquencies, the Corporation would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.

Popular, Inc. Holding Company ("PIHC") fully and unconditionally guarantees certain borrowing obligations issued by certain of its 100% owned consolidated subsidiaries amounting to $94 million at both December 31, 2023 and December 31, 2022, respectively. In addition, at both December 31, 2023 and December 31, 2022, PIHC fully and unconditionally guaranteed on a subordinated basis $193 million of capital securities (trust preferred securities) issued by wholly-owned issuing trust entities to the extent set forth in the applicable guarantee agreement. Refer to Note 18 to the consolidated financial statements for further information on the trust preferred securities.

Note 24 - Commitments and contingencies
Off-balance sheet risk

The Corporation is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financial needs of its customers. These financial instruments include loan commitments, letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual notional amounts of those instruments. The Corporation uses the same credit policies in making these commitments and conditional obligations as it does for those reflected on the consolidated statements of financial condition.

Financial instruments with off-balance sheet credit risk, whose contract amounts represent potential credit risk as of the end of the periods presented were as follows:

(In thousands)	December 31, 2023	December 31, 2022
Commitments to extend credit:		
Credit card lines	$6,108,939	$5,853,990
Commercial lines of credit	3,626,269	3,523,930
Construction lines of credit	1,287,679	901,895
Other consumer unused credit commitments	256,610	250,271
Commercial letters of credit	1,404	3,351
Standby letters of credit	80,889	27,868
Commitments to originate or fund mortgage loans	32,968	45,170

At December 31, 2023 and December 31, 2022, the Corporation maintained a reserve of approximately $17 million and $8.8 million, respectively, for potential losses associated with unfunded loan commitments related to commercial and construction lines of credit.

Other commitments
At December 31, 2023 and December 31, 2022, the Corporation also maintained other non-credit commitments for approximately $3.3 million and $4.8 million, respectively, primarily for the acquisition of other investments.

Business concentration
Since the Corporation's business activities are concentrated primarily in Puerto Rico, its results of operations and financial condition are dependent upon the general trends of the Puerto Rico economy and, in particular, the residential and commercial real estate markets. The concentration of the Corporation's operations in Puerto Rico exposes it to greater risk than other banking companies with a wider geographic base. Its asset and revenue composition by geographical area is presented in Note 37 to the Consolidated Financial Statements.

Puerto Rico has faced significant fiscal and economic challenges for over a decade. In response to such challenges, the U.S. Congress enacted the Puerto Rico Oversight Management and Economic Stability Act ("PROMESA") in 2016, which, among other things, established the Oversight Board and a framework for the restructuring of the debts of the Commonwealth, its instrumentalities and municipalities. The Commonwealth and several of its instrumentalities have commenced debt restructuring proceedings under PROMESA. As of the date of this report, while municipalities have been designated as covered entities under PROMESA, no municipality has commenced, or has been authorized by the Oversight Board to commence, any such debt restructuring proceeding under PROMESA.

At December 31, 2023, the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities totaled $362 million, of which $333 million were outstanding ($374 million and $327 million at December 31, 2022). Of the amount outstanding, $314 million consists of loans and $19 million are securities ($302 million and $25 million at December 31, 2022). Substantially all of the amount outstanding at December 31, 2023 and December 31, 2022 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged other revenues. At December 31, 2023, 76% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Caguas.

The following table details the loans and investments representing the Corporation's direct exposure to the Puerto Rico government according to their maturities as of December 31, 2023:

(In thousands)	Investment Portfolio	Loans	Total Outstanding	Total Exposure
Central Government				
After 1 to 5 years	$ 10	$ –	$ 10	$ 10
After 5 to 10 years	1	–	1	1
After 10 years	44	–	44	44
Total Central Government	55	–	55	55
Municipalities				
Within 1 year	4,820	13,218	18,038	47,038
After 1 to 5 years	13,155	141,519	154,674	154,674
After 5 to 10 years	845	112,169	113,014	113,014
After 10 years	–	46,823	46,823	46,823
Total Municipalities	18,820	313,729	332,549	361,549
Total Direct Government Exposure	$18,875	$313,729	$332,604	$361,604

In addition, at December 31, 2023, the Corporation had $238 million in loans insured or securities issued by Puerto Rico governmental entities but for which the principal source of repayment is non-governmental ($251 million at December 31, 2022). These included $191 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2022 - $209 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had at December 31, 2023, $40 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default and upon the satisfaction of certain other conditions (December 31, 2022 - $42 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio. Although the Governor is currently authorized by local legislation to impose a temporary moratorium on the financial obligations of the HFA, a moratorium on such obligations has not been imposed as of the date hereof.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by the Commonwealth's fiscal crisis and the ongoing Title III proceedings under PROMESA. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures such as employee layoffs or furloughs or reductions in pension benefits.

In addition, $1.9 billion of residential mortgages, $9.2 million of Small Business Administration ("SBA") loans under the Paycheck Protection Program ("PPP") and $80 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2023 (compared to $1.6 billion, $38 million and $72 million, respectively, at December 31, 2022). The Corporation also had U.S. Treasury and obligations from the U.S. Government, its agencies or government sponsored entities within the portfolio of available-for-sale and held-to-maturity securities as described in Note 6 and 7 to the Consolidated Financial Statements.

At December 31, 2023, the Corporation has operations in the United States Virgin Islands (the "USVI") and has approximately $28 million in direct exposure to USVI government entities (December 31, 2022 - $28 million). The USVI has been experiencing a number of fiscal and economic challenges that could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations.

At December 31, 2023, the Corporation has operations in the British Virgin Islands ("BVI"), which islands were negatively affected by the COVID-19 pandemic, particularly due to a reduction in the tourism activity which accounts for a significant portion of their economy. Although the Corporation has no significant exposure to a single borrower in the BVI, it has a loan portfolio amounting to approximately $205 million comprised of various retail and commercial clients, compared to a loan portfolio of $214 million at December 31, 2022.

FDIC Special Assessment

On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule that imposes a special assessment (the "FDIC Special Assessment") to recover the losses to the deposit insurance fund ("DIF") resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of several failed banks.

Under the final rule, the assessment base for the special assessment is equal to an insured depository institution's ("IDI") estimated uninsured deposits, as reported in the IDI's December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. For a holding company that has more than one IDI subsidiary, such as Popular, the $5 billion exclusion is allocated among the company's IDI subsidiaries in proportion to each IDI's estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.35 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In their December 31, 2022 Call Reports, BPPR and PB reported estimated uninsured deposits of approximately $28.1 billion, including $16.2 billion in fully collateralized public sector deposits, and $3.5 billion, respectively. The Corporation recorded an expense of $71.4 million, $45.3 million net of tax, in the fourth quarter of 2023, representing the full amount of the assessment.

By statute, the FDIC is required to recover the loss arising from the use of a systemic risk determination through one or more special assessments. As of December 31, 2023, the FDIC's loss estimate described in the final rule had increased by approximately $4.1 billion to $20.4 billion, or approximately 25%. The exact amount of losses will be determined when the FDIC terminates the related receiverships considered in the final rule. Accordingly, the special assessment amount and collection period may change as the estimated loss is periodically adjusted or if the total amount collected varies. If the most recent increase in the FDIC's estimate remains unchanged and is assessed in the same manner, the Corporation estimates that the incremental expense for the FDIC Special Assessment could be approximately $18 million.

Legal Proceedings

The nature of Popular's business ordinarily generates claims, litigation, investigations, and legal and administrative cases and proceedings (collectively, "Legal Proceedings"). When the Corporation determines that it has meritorious defenses to the claims asserted, it vigorously defends itself. The Corporation will consider the settlement of cases (including cases where it has meritorious defenses) when, in management's judgment, it is in the best interest of the Corporation and its stockholders to do so. On at least a quarterly basis, Popular assesses its liabilities and contingencies relating to outstanding Legal Proceedings utilizing the most current information available. For matters where it is probable that the Corporation will incur a material loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted on at least a quarterly basis to reflect any relevant developments, as appropriate. For matters where a material loss is not probable, or the amount of the loss cannot be reasonably estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of any accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts accrued) for current Legal Proceedings ranged from $0 to approximately $16.3 million as of December 31, 2023. In certain cases, management cannot reasonably estimate the possible loss at this time. Any estimate involves significant judgment, given the varying stages of the Legal Proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current Legal Proceedings whose share of liability has yet to be determined, the numerous unresolved issues in many of the Legal Proceedings, and the inherent uncertainty of the various potential outcomes of such Legal Proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the outcome of Legal Proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Legal Proceedings in matters in which a loss amount can be reasonably estimated will not have a material adverse effect on the Corporation's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters in a reporting period, if unfavorable, could have a material adverse effect on the Corporation's consolidated financial position for that period.

Set forth below is a description of the Corporation's significant Legal Proceedings.

BANCO POPULAR DE PUERTO RICO
Insufficient Funds and Overdraft Fees Class Actions
Popular was named as a defendant on a putative class action complaint captioned Golden v. Popular, Inc. filed in March 2020 before the U.S. District Court for the Southern District of New York, seeking damages, restitution and injunctive relief. Plaintiff alleged breach of contract, violation of the covenant of good faith and fair dealing, unjust enrichment and violation of New York consumer protection law due to Popular's purported practice of charging overdraft fees ("OD Fees") on transactions that, under plaintiffs' theory, do not overdraw the account. Plaintiff described Popular's purported practice of charging OD Fees as "Authorize Positive, Purportedly Settle Negative" ("APPSN") transactions and alleged that Popular assesses OD Fees over authorized transactions for which sufficient funds are held for settlement. In August 2020, Popular filed a Motion to Dismiss on several grounds, including failure to state a claim against Popular, Inc. and improper venue. In October 2020, Plaintiff filed a Notice of Voluntary Dismissal before the U.S. District Court for the Southern District of New York and, simultaneously, filed an identical complaint in the U.S. District Court for the District of the Virgin Islands against Popular, Inc., Popular Bank and Banco Popular de Puerto Rico ("BPPR"). In November 2020, Plaintiff filed a Notice of Voluntary Dismissal against Popular, Inc. and Popular Bank following a Motion to Dismiss filed on behalf of such entities, which argued failure to state a claim and lack of minimum contacts of such parties with the U.S.V.I. district court jurisdiction. BPPR, the only defendant remaining in the case, was served with process in November 2020 and filed a Motion to Dismiss in January 2021.

In October 2021, the District Court, notwithstanding that BPPR's Motion to Dismiss remained pending resolution, held an initial scheduling conference and, thereafter, issued a trial management order where it scheduled the deadline for all discovery for November 2022, and several other trial-related deadlines for June 2023. During a mediation hearing held in October 2022, the parties reached a settlement in principle on a class-wide basis subject to final court approval. In January 2023, the parties filed before the Court a motion for preliminary approval of the settlement agreement and, on March 31, 2023, the Court issued an order granting preliminary approval of the settlement agreement. The Court scheduled the final approval hearing for September 8, 2023.

On September 8, 2023, the Court held a hearing to consider the final approval of the class settlement agreement and, on September 29, 2023, the Court issued an Opinion and Order granting final approval to the settlement agreement. On December 19, 2023, the Court issued an Order staying all deadlines in the settlement agreement regarding payment of benefit until further notice after the parties informed the Court that the settlement administrator had mistakenly failed to send the settlement notice to approximately 3,000 class members. The parties expect to file a supplemental notice plan for court approval by February 29, 2024.

On January 31, 2022, Popular was also named as a defendant on a putative class action complaint captioned Lipsett v. Popular, Inc. d/b/a Banco Popular, filed before the U.S. District Court for the Southern District of New York, seeking damages, restitution and injunctive relief. Similar to the claims set forth in the aforementioned Golden complaint, Plaintiff alleges breach of contract, including violations of the covenant of good faith and fair dealing, as a result of Popular's purported practice of charging OD Fees for APPSN transactions. The complaint further alleged that Popular assesses OD Fees over authorized transactions for which sufficient funds are held for settlement. Popular waived service of process and filed a Motion to Compel Arbitration. In response to Popular's motion, Plaintiff filed a Notice of Voluntary Dismissal in April 2022.

On May 13, 2022, Plaintiff in the Lipsett complaint filed a new complaint captioned Lipsett v. Banco Popular North America d/b/a Popular Community Bank with the same allegations of his previous complaint against Popular. In June 2022, after serving Plaintiff with a written notice of election to arbitrate the claims asserted in the complaint which went unanswered, Popular Bank ("PB") filed a Pre-Motion Conference motion related to a new Motion to Compel Arbitration. After Plaintiff responded to the Pre-Motion conference motion, the Court allowed PB to file its Motion to Compel Arbitration, which it did in September 2022. Plaintiff opposed such motion in October 2022, and PB filed its reply in November 2022.

On December 9, 2022, the Court issued a Decision and Order denying PB's Motion to Compel Arbitration. On December 20, 2022, PB filed a Notice of Appeal with the United States Court of Appeals for the Second Circuit. PB filed its appeal brief on April 5, 2023 and Plaintiff filed his opposition brief on July 5, 2023. PB filed its reply brief on July 26, 2023.

The Court of Appeals held an oral argument on December 4, 2023. On January 10, 2024, the Court of Appeals entered judgment affirming the trial court's decision denying PB's Motion to Compel Arbitration. The formal mandate of the Court of Appeals remanding the case to the lower court was issued on January 31, 2024. PB expects to file a responsive allegation to the complaint on or before March 16, 2024.

Note 25 - Non-consolidated variable interest entities

The Corporation is involved with three statutory trusts which it created to issue trust preferred securities to the public. These trusts are deemed to be variable interest entities ("VIEs") since the equity investors at risk have no substantial decision-making rights. The Corporation does not hold any variable interest in the trusts, and therefore, cannot be the trusts' primary beneficiary. Furthermore, the Corporation concluded that it did not hold a controlling financial interest in these trusts since the decisions of the trusts are predetermined through the trust documents and the guarantee of the trust preferred securities is irrelevant since in substance the sponsor is guaranteeing its own debt.

Also, the Corporation is involved with various special purpose entities mainly in guaranteed mortgage securitization transactions, including GNMA and FNMA. The Corporation has also engaged in securitization transactions with FHLMC, but considers its exposure in the form of servicing fees and servicing advances not to be significant at December 31, 2023. These special purpose entities are deemed to be VIEs since they lack equity investments at risk. The Corporation's continuing involvement in these guaranteed loan securitizations includes owning certain beneficial interests in the form of securities as well as the servicing rights retained. The Corporation is not required to provide additional financial support to any of the variable interest entities to which it has transferred the financial assets. The mortgage-backed securities, to the extent retained, are classified in the Corporation's Consolidated Statements of Financial Condition as available-for-sale or trading securities. The Corporation concluded that, essentially, these entities (FNMA and GNMA) control the design of their respective VIEs, dictate the quality and nature of the collateral, require the underlying insurance, set the servicing standards via the servicing guides and can change them at will, and can remove a primary servicer with cause, and without cause in the case of FNMA. Moreover, through their guarantee obligations, agencies (FNMA and GNMA) have the obligation to absorb losses that could be potentially significant to the VIE.

The Corporation holds variable interests in these VIEs in the form of agency mortgage-backed securities and collateralized mortgage obligations, including those securities originated by the Corporation and those acquired from third parties. Additionally, the Corporation holds agency mortgage-backed securities and agency collateralized mortgage obligations issued by third party VIEs in which it has no other form of continuing involvement. Refer to Note 28 to the Consolidated Financial Statements for additional information on the debt securities outstanding at December 31, 2023 and 2022, which are classified as available-for-sale and trading securities in the Corporation's Consolidated Statements of Financial Condition. In addition, the Corporation holds variable interests in the form of servicing fees, since it retains the right to service the transferred loans in those government-sponsored special purpose entities ("SPEs") and may also purchase the right to service loans in other government-sponsored SPEs that were transferred to those SPEs by a third-party.

The following table presents the carrying amount and classification of the assets related to the Corporation's variable interests in non-consolidated VIEs and the maximum exposure to loss as a result of the Corporation's involvement as servicer of GNMA and FNMA loans at December 31, 2023 and 2022.

(In thousands)	2023	2022
Assets		
Servicing assets:		
Mortgage servicing rights	$92,999	$ 99,614
Total servicing assets	$92,999	$ 99,614
Other assets:		
Servicing advances	$ 6,291	$ 6,157
Total other assets	$ 6,291	$ 6,157
Total assets	$99,290	$105,771
Maximum exposure to loss	$99,290	$105,771

The size of the non-consolidated VIEs, in which the Corporation has a variable interest in the form of servicing fees, measured as the total unpaid principal balance of the loans, amounted to $7.2 billion at December 31, 2023 (December 31, 2022 - $7.7 billion).

The Corporation determined that the maximum exposure to loss includes the fair value of the MSRs and the assumption that the servicing advances at December 31, 2023 and 2022 will not be recovered. The agency debt securities are not included as part of the maximum exposure to loss since they are guaranteed by the related agencies.

ASU 2009-17 requires that an ongoing primary beneficiary assessment should be made to determine whether the Corporation is the primary beneficiary of any of the VIEs it is involved with. The conclusion on the assessment of these non-consolidated VIEs has not changed since their initial evaluation. The Corporation concluded that it is still not the primary beneficiary of these VIEs, and therefore, these VIEs are not required to be consolidated in the Corporation's financial statements at December 31, 2023.

Note 26 - Derivative instruments and hedging activities

The use of derivatives is incorporated as part of the Corporation's overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings and cash flows that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest income is not materially affected by movements in interest rates. The Corporation uses derivatives in its trading activities to facilitate customer transactions, and as a means of risk management. As a result of interest rate fluctuations, hedged fixed and variable interest rate assets and liabilities will appreciate or depreciate in fair value. The effect of this unrealized appreciation or depreciation is expected to be substantially offset by the Corporation's gains or losses on the derivative instruments that are linked to these hedged assets and liabilities. As a matter of policy, the Corporation does not use highly leveraged derivative instruments for interest rate risk management.

The credit risk attributed to the counterparty's nonperformance risk is incorporated in the fair value of the derivatives. Additionally, the fair value of the Corporation's own credit standing is considered in the fair value of the derivative liabilities. During the year ended December 31, 2023, inclusion of the credit risk in the fair value of the derivatives resulted in a gain of $0.4 million from the Corporation's credit standing adjustment. During the years ended December 31, 2022 and 2021, the Corporation recognized a loss of $0.5 million and a loss of $0.3 million, respectively, from the Corporation's credit standing adjustment.

The Corporation's derivatives are subject to agreements which allow a right of set-off with each respective counterparty. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the fair value of derivatives is not offset with the fair value of other derivatives held with the same counterparty even if these agreements allow a right of set-off. In addition, the fair value of derivatives is not offset with the amounts for the right to reclaim financial collateral or the obligation to return financial collateral.

Financial instruments designated as cash flow hedges or non-hedging derivatives outstanding at December 31, 2023 and 2022 were as follows:

(In thousands)	Notional amount		Statement of condition classification	Derivative assets		Statement of condition classification	Derivative liabilities	
	At December 31,			Fair value at December 31,			Fair value at December 31,	
	2023	2022		2023	2022		2023	2022
Derivatives designated as hedging instruments:								
Forward contracts	$ —	$ 15,100	Other assets	$ —	$ 93	Other liabilities	$ —	$ 22
Total derivatives designated as hedging instruments	$ —	$ 15,100		$ —	$ 93		$ —	$ 22
Derivatives not designated as hedging instruments:								
Forward contracts	$ 14,930	$ —	$ —	$ —	$ —	Other liabilities	$ 138	$ —
Interest rate caps	528,125	150,000	Other assets	2,195	1,045	Other liabilities	2,213	1,045
Indexed options on deposits	89,730	85,414	Other assets	22,224	18,091	—	—	—
Bifurcated embedded options	82,118	78,972		—	—	Interest bearing deposits	18,752	15,933
Total derivatives not designated as hedging instruments	$714,903	$314,386		$24,419	$19,136		$21,103	$16,978
Total derivative assets and liabilities	$714,903	$329,486		$24,419	$19,229		$21,103	$17,000

Cash Flow Hedges

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. These forward contracts are hedging a forecasted transaction and thus qualify for cash flow hedge accounting. Changes in the fair value of these forward contracts designated as cash flow hedges are recorded in other comprehensive income (loss).

Effective on January 1, 2023, the Corporation discontinued the hedge accounting treatment of certain forward contracts for which the changes in fair value were recorded, net of taxes, in accumulated other comprehensive income (loss) and subsequently reclassified to net income (loss) in the same period that the hedged transaction impacted earnings. As a result of this change, the changes in the fair value of these forward contracts are being recorded through net income. At December 31, 2023, there were no derivatives designated as cash flow hedges.

For cash flow hedges, net gains (losses) on derivative contracts that are reclassified from accumulated other comprehensive income (loss) to current period earnings are included in the line item in which the hedged item is recorded and during the period in which the forecasted transaction impacts earnings, as presented in the tables below.

Year ended December 31, 2023

(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$(30)	Mortgage banking activities	$41	$—
Total	$(30)		$41	$—

Year ended December 31, 2022

(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$1,636	Mortgage banking activities	$1,458	$—
Total	$1,636		$1,458	$—

Year ended December 31, 2021

(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$456	Mortgage banking activities	$(704)	$—
Total	$456		$(704)	$—

Fair Value Hedges

At December 31, 2023 and 2022, there were no derivatives designated as fair value hedges.

Non-Hedging Activities

For the year ended December 31, 2023, the Corporation recognized a gain of $ 1.5 million (2022 - gain of $ 7.7 million; 2021 - gain of $ 2.3 million) related to its non-hedging derivatives, as detailed in the table below.

		Amount of Net Gain (Loss) Recognized in Income on Derivatives		
(In thousands)	Classification of Net Gain (Loss) Recognized in Income on Derivatives	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Forward contracts	Mortgage banking activities	$ 655	$ 8,094	$ 2,027
Interest rate caps	Other operating income	(18)	—	—
Indexed options on deposits	Interest expense	6,201	(5,290)	6,824
Bifurcated embedded options	Interest expense	(5,326)	4,942	(6,538)
Total		$ 1,512	$ 7,746	$ 2,313

Forward Contracts

The Corporation has forward contracts to sell mortgage-backed securities, which are accounted for as trading derivatives. Changes in their fair value are recognized in mortgage banking activities.

Interest Rate Caps

The Corporation enters into interest rate caps as an intermediary on behalf of its customers and simultaneously takes offsetting positions under the same terms and conditions, thus minimizing its market and credit risks.

Indexed and Embedded Options

The Corporation offers certain customers' deposits whose return are tied to the performance of the Standard and Poor's ("S&P 500") stock market indexes, and other deposits whose returns are tied to other stock market indexes or other equity securities performance. The Corporation bifurcated the related options embedded within these customers' deposits from the host contract in accordance with ASC Subtopic 815-15. In order to limit the Corporation's exposure to changes in these indexes, the Corporation purchases indexed options which returns are tied to the same indexes from major broker dealer companies in the over the counter market. Accordingly, the embedded options and the related indexed options are marked-to-market through earnings.

Note 27 - Related party transactions

The Corporation grants loans to its directors, executive officers, including certain related individuals or organizations, and affiliates in the ordinary course of business. The activity and balance of these loans were as follows:

(In thousands)	
Balance at December 31, 2021	$102,579
New loans	11,090
Payments	(15,402)
Other changes, including existing loans to new related parties	27,070
Balance at December 31, 2022	$125,337
New loans	23,381
Payments	(9,731)
Other changes, including existing loans to new related parties	7,030
Balance at December 31, 2023	$146,017

New loans and payments include disbursements and collections from existing lines of credit.

The Corporation has had loan transactions with the Corporation's directors, executive officers, including certain related individuals or organizations, and affiliates, and proposes to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than normal risks of collection or present other unfavorable features.

In 2010, as part of the Westernbank FDIC assisted transaction, BPPR acquired five commercial loans made to entities that were wholly owned by one brother-in-law of a director of the Corporation. The loans were secured by real estate and personally guaranteed by the director's brother-in-law. The loans were originated by Westernbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR in 2010. Between 2011 and 2014, the loans were restructured to consist of (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had an original maturity of September 30, 2016 and, thereafter, various interim renewals were approved to allow for the re-negotiation of a longer-term extension. On April 2022, one of these interim extensions decreased the interest rate applicable to the Notes A to 4.25% and maintained the Notes B at an interest rate of 1%. In November 2022, BPPR and related parties of the Corporation's director entered into a three-year extension of the loans, until November 2025, which, among other things: (i) increased the interest rate applicable to Notes A to 5.25% and maintained the Notes B at an interest rate of 1% and (ii) established a principal repayment schedule for Notes A, including a $0.7 million mandatory prepayment. The three-year extension of the loans was approved by the Audit Committee in accordance with the Related Party Policy. The aggregate outstanding balance on the loans as of December 31, 2023 was approximately $28.5 million, of which approximately $15.0 million corresponded to Notes A and $13.5 million to Notes B. During 2023, the borrower paid approximately $0.8 million and $0.8 million in principal and interest, respectively.

In April 2010, in connection with the acquisition of the Westernbank assets from the FDIC, as receiver, BPPR acquired a term loan to a corporate borrower partially owned by an investment corporation in which the Corporation's Chairman, at that time the Chief Executive Officer, as well as certain of his family members, are the owners. In addition, the Chairman's sister is the owner of an entity that holds an ownership interest in the borrower. At the time the loan was acquired by BPPR, it had an unpaid principal balance of $40.2 million. In May 2017, this loan was sold by BPPR to Popular, Inc., holding company ("PIHC"). At the time of sale, the loan had an unpaid principal balance of $37.9 million. PIHC paid $37.9 million to BPPR for the loan, of which $6.0 million was recognized by BPPR as a capital contribution representing the difference between the fair value and the book value of the loan at the time of transfer. Immediately upon being acquired by PIHC, the loan's maturity was extended by 90 days (under the same terms as originally contracted) to provide the PIHC additional time to evaluate a refinancing or long-term extension of the loan. In August 2017, the credit facility was refinanced with a stated maturity in February 2019. During 2017, the facility was subject to the loan payment moratorium offered as part of the hurricane relief efforts. As such, interest payments amounting to approximately $0.5 million were deferred and capitalized as part of the loan balance. In February 2019, the Audit Committee approved, under the Related Party Policy, a 36-month renewal of the loan at an interest rate of 5.75% and a 30-year amortization schedule. In December 2021, the Corporation refinanced the then-current $36.0 million principal balance of the loan at an interest rate of 4.50%, a maturity date of December 2026 and a 20-year amortization schedule. Payments of principal and interest of approximately $1.2 million and $1.5 million, respectively, were made during 2023. As of December 31, 2023, the outstanding balance of the loan was approximately $32.4 million. The borrower is current on its payments.

At December 31, 2023, the Corporation's banking subsidiaries held deposits from related parties amounting to approximately $655 million (2022 - $628 million).

From time to time, the Corporation, in the ordinary course of business, obtains services from related parties that have some association with the Corporation. Management believes the terms of such arrangements are consistent with arrangements entered into with independent third parties.

For the year ended December 31, 2023, the Corporation made contributions of approximately $2.6 million to Fundación Banco Popular and Popular Bank Foundation, which are not-for-profit corporations dedicated to philanthropic work (2022 - $4.8 million). The Corporation also provided human and operational resources to support the activities of the Fundación Banco Popular which in 2023 amounted to approximately $1.4 million (2022 - $1.5 million).

Related party transactions with Evertec, as an affiliate

Until August 15, 2022, the Corporation had an investment in Evertec, Inc. ("Evertec") which provides various processing and information technology services to the Corporation and its subsidiaries and gave BPPR access to the ATH network owned and operated by Evertec. This investment was accounted for under the equity method. The Corporation recorded $1.5 million in dividends from its investment in Evertec during the year ended December 31, 2022.

On July 1, 2022, BPPR completed its previously announced acquisition of certain assets from Evertec Group, LLC ("Evertec Group") to service certain BPPR channels, in exchange for shares of Evertec held by BPPR. The transaction was accounted for as a business combination. In connection with this transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries. As part of the transaction, BPPR and Evertec entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. On August 15, 2022, the Corporation completed the sale of its remaining shares of common stock of Evertec, together with the aforementioned business acquisition (the "Evertec Transactions". As a result, the Corporation discontinued accounting for its proportionate share of Evertec's income (loss) and changes in stockholder's equity under the equity method of accounting in the third quarter of 2022. The Corporation recorded a pre-tax gain of $257.7 million considering the initial exchange of Evertec shares as well as the sale of the remaining shares.

The following table presents the Corporation's proportionate share of Evertec's income (loss) and changes in stockholders' equity for the years ended December 31, 2022 and 2021.

	Year ended December 31,	
(In thousands)	2022	2021
Share of Evertec income and Gain from the Evertec Transactions and related accounting adjustments [1]	$269,539	$26,096
Share of other changes in Evertec's stockholders' equity	3,168	53
Share of Evertec's changes in equity recognized in income and Gain from the Evertec Transaction and related accounting adjustments	$272,707	$26,149

[1] The Gain from the Evertec Transactions and related accounting adjustments are reflected within other operating income in the accompanying consolidated financial statements. As discussed in Note 4, the Corporation recognized an additional $17.3 million as an operating expense in connection with the Business Acquisition Transaction.

The following table presents the impact of transactions and service payments between the Corporation and Evertec (as an affiliate) and their impact on the results of operations for the years ended December 31, 2022 and 2021. Items that represent expenses to the Corporation are presented with parenthesis.

	Years ended December 31,		
(In thousands)	2022 [1]	2021	Category
Interest expense on deposits	$ (267)	$ (388)	Interest expense
ATH and credit cards interchange income from services to Evertec	13,955	27,384	Other service fees
Rental income charged to Evertec	3,258	6,593	Net occupancy
Fees on services provided by Evertec	(128,681)	(245,945)	Professional fees
Other services provided to Evertec	420	740	Other operating expenses
Total	$(111,315)	$(211,616)	

[1]   Includes activity through June 30, 2022.

Centro Financiero BHD, S.A.

At December 31, 2023, the Corporation had a 15.84% equity interest in Centro Financiero BHD, S.A. ("BHD"), one of the largest banking and financial services groups in the Dominican Republic. During the year ended December 31, 2023, the Corporation recorded $40.1 million in equity pickup from its investment in BHD (December 31, 2022 - $31.2 million), which had a carrying amount of $225.9 million at December 31, 2023 (December 31, 2022 - $199.8 million). The Corporation received $14.1 million in cash dividend distributions and $2.1 million in stock dividends during the year ended December 31, 2023 from its investment in BHD (December 31, 2022 - $16 million cash dividends).

Investment Companies

The Corporation, through its subsidiary Popular Asset Management LLC ("PAM"), provides advisory services to several investment companies registered under the Investment Company Act of 1940 in exchange for a fee. The Corporation, through its subsidiary BPPR, also provides transfer agency services to these investment companies. These fees are calculated at an annual rate of the average net assets of the investment company, as defined in each agreement. Due to its advisory role, the Corporation considers these investment companies as related parties.

For the year ended December 31, 2023 administrative fees charged to these investment companies amounted to $2.3 million (December 31, 2022 - 2.5 million) and waived fees amounted to $0.9 million (December 31, 2022 - $0.9 million), for a net fee of $1.4 million (December 31, 2022 - $1.6 million).

Note 28 – Fair value measurement

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2* - Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3* - Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own judgements about assumptions that market participants would use in pricing the asset or liability.

The Corporation maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed prices or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results.

Fair Value on a Recurring and Nonrecurring Basis

The following fair value hierarchy tables present information about the Corporation's assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022:

(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
At December 31, 2023					
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$3,936,036	$ 6,811,025	$ —	$ —	$10,747,061
Collateralized mortgage obligations - federal agencies	—	134,686	—	—	134,686
Mortgage-backed securities	—	5,844,180	606	—	5,844,786
Other	—	11	2,500	—	2,511
Total debt securities available-for-sale	$3,936,036	$12,789,902	$ 3,106	$ —	$16,729,044
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 16,859	$ —	$ —	$ —	$ 16,859
Obligations of Puerto Rico, States and political subdivisions	—	71	—	—	71
Collateralized mortgage obligations	—	93	5	—	98
Mortgage-backed securities	—	14,261	112	—	14,373
Other	—	—	167	—	167
Total trading account debt securities, excluding derivatives	$ 16,859	$ 14,425	$ 284	$ —	$ 31,568
Equity securities	$ —	$ 37,965	$ —	$310	$ 38,275
Mortgage servicing rights	—	—	118,109	—	118,109
Loans held-for-sale	—	3,239	—	—	3,239
Derivatives	—	24,419	—	—	24,419
Total assets measured at fair value on a recurring basis	$3,952,895	$12,869,950	$121,499	$310	$16,944,654
Liabilities					
Derivatives	$ —	$ (21,103)	$ —	$ —	$ (21,103)
Total liabilities measured at fair value on a recurring basis	$ —	$ (21,103)	$ —	$ —	$ (21,103)

(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$1,908,589	$ 9,272,359	$ –	$ –	$11,180,948
Collateralized mortgage obligations - federal agencies	–	165,196	–	–	165,196
Mortgage-backed securities	–	6,456,459	711	–	6,457,170
Other	–	60	1,000	–	1,060
Total debt securities available-for-sale	$1,908,589	$15,894,074	$ 1,711	$ –	$17,804,374
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 13,069	$ –	$ –	$ –	$ 13,069
Obligations of Puerto Rico, States and political subdivisions	–	64	–	–	64
Collateralized mortgage obligations	–	47	113	–	160
Mortgage-backed securities	–	14,008	215	–	14,223
Other	–	–	207	–	207
Total trading account debt securities, excluding derivatives	$ 13,069	$ 14,119	$ 535	$ –	$ 27,723
Equity securities	$ –	$ 29,302	$ –	$330	$ 29,632
Mortgage servicing rights	–	–	128,350	–	128,350
Derivatives	–	19,229	–	–	19,229
Total assets measured at fair value on a recurring basis	$1,921,658	$15,956,724	$130,596	$330	$18,009,308
Liabilities					
Derivatives	$ –	$ (17,000)	$ –	$ –	$ (17,000)
Total liabilities measured at fair value on a recurring basis	$ –	$ (17,000)	$ –	$ –	$ (17,000)

Beginning in the first quarter of 2023, the Corporation has elected the fair value option for newly originated mortgage loans held-for-sale. This election better aligns with the management of the portfolio from a business perspective. As of December 31, 2022, the Corporation had not elected the fair value option for any of the loans in the held for sale portfolio.

Loans held-for-sale measured at fair value

Loans held-for-sale measured at fair value were priced based on secondary market prices. These loans are classified as Level 2.

The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans originated as held-for-sale measured at fair value as of December 31, 2023.

(In thousands)		December 31, 2023	
	Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale	$ 3,239	$ 3,202	$ 37

No loans held-for-sale were 90 or more days past due or on nonaccrual status as of December 31, 2023.

For the year ended December 31, 2023, changes in the fair value of mortgage loans held-for-sale for which the Corporation elected the fair value option, were not considered material.

The fair value information included in the following tables is not as of period end, but as of the date that the fair value measurement was recorded during the years ended December 31, 2023, 2022 and 2021 and excludes nonrecurring fair value measurements of assets no longer outstanding as of the reporting date.

Year ended December 31, 2023

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 10,091	$ 10,091	$ (3,157)
Other real estate owned [2]	–	–	6,560	6,560	(1,516)
Other foreclosed assets [2]	–	–	102	102	(28)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 16,753	$ 16,753	$ (4,701)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.
[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

Year ended December 31, 2022

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 11,215	$ 11,215	$ (2,067)
Other real estate owned [2]	–	–	3,992	3,992	(1,026)
Other foreclosed assets [2]	–	–	13	13	(1)
Long-lived assets held-for-sale [3]	–	–	1,178	1,178	(2,155)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 16,398	$ 16,398	$ (5,249)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.
[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.
[3] Represents the fair value of long-lived assets held-for-sale that were written down to their fair value.

Year ended December 31, 2021

(In thousands)	Level 1	Level 2	Level 3	Total	
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					Write-downs
Loans [1]	$ –	$ –	$ 21,167	$ 21,167	$ (3,721)
Other real estate owned [2]	–	–	7,727	7,727	(1,579)
Other foreclosed assets [2]	–	–	68	68	(33)
Long-lived assets held-for-sale [3]	–	–	9,007	9,007	(5,320)
Trademark [4]	–	–	156	156	(5,404)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 38,125	$ 38,125	$ (16,057)

[1] Relates mostly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.
[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.
[3] Represents the fair value of long-lived assets held-for-sale that were written down to their fair value.
[4] Represents the fair value of a trademark due to a write-down on impairment.

The following tables present the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2023, 2022, and 2021.

Year ended December 31, 2023

(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2023	$ 711	$1,000	$ 113	$ 215	$207	$128,350	$130,596	$–	$–
Gains (losses) included in earnings	–	–	–	(2)	(40)	(11,589)	(11,631)	–	–
Gains (losses) included in OCI	(5)	–	–	–	–	–	(5)	–	–
Additions	–	1,500	4	–	–	2,097	3,601	–	–
Sales	–	–	–	–	–	(1,269)	(1,269)	–	–
Settlements	(100)	–	(112)	(101)	–	520	207	–	–
Balance at December 31, 2023	$ 606	$2,500	$ 5	$ 112	$167	$118,109	$121,499	$–	$–
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2023	$ –	$ –	$ –	$ (1)	$ 18	$ (529)	$ (512)	$–	$–

Year ended December 31, 2022

(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2022	$ 826	$ –	$198	$ –	$280	$121,570	$122,874	$(9,241)	$(9,241)
Gains (losses) included in earnings	–	–	(2)	4	(73)	166	95	9,241	9,241
Gains (losses) included in OCI	(15)	–	–	–	–	–	(15)	–	–
Additions	–	1,000	5	211	–	6,614	7,830	–	–
Settlements	(100)	–	(88)	–	–	–	(188)	–	–
Balance at December 31, 2022	$ 711	$1,000	$113	$215	$207	$128,350	$130,596	$ –	$ –
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2022	$ –	$ –	$ (2)	$ 4	$(23)	$ 11,964	$ 11,943	$ –	$ –

Year ended December 31, 2021

(In thousands)	MBS classified as debt securities available-for-sale	CMOs classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2021	$1,014	$ 278	$ 381	$118,395	$120,068	$ –	$ –
Gains (losses) included in earnings	–	(1)	(101)	(10,216)	(10,318)	–	–
Gains (losses) included in OCI	(13)	–	–	–	(13)	–	–
Additions	–	29	–	13,391	13,419	(9,241)	(9,241)
Settlements	(175)	(107)	–	–	(282)	–	–
Balance at December 31, 2021	$ 826	$ 198	$ 280	$121,570	$122,874	$(9,241)	$(9,241)
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2021	$ –	$ (1)	$ (45)	$ 6,410	$ 6,364	$ –	$ –

Gains and losses (realized and unrealized) included in earnings for the years ended December 31, 2023, 2022, and 2021 for Level 3 assets and liabilities included in the previous tables are reported in the consolidated statement of operations as follows:

	2023		2022		2021	
(In thousands)	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date
Mortgage banking activities	$(11,589)	$(529)	$ 166	$11,964	$(10,216)	$6,410
Trading account (loss) profit	(42)	17	(71)	(21)	(102)	(46)
Other operating income	–	–	9,241	–	–	–
Total	$(11,631)	$(512)	$9,336	$11,943	$(10,318)	$6,364

The following tables include quantitative information about significant unobservable inputs used to derive the fair value of Level 3 instruments, excluding those instruments for which the unobservable inputs were not developed by the Corporation such as prices of prior transactions and/or unadjusted third-party pricing sources at December 31, 2023 and 2022.

(In thousands)	Fair value at December 31, 2023	Valuation technique	Unobservable inputs	Weighted average (range) [1]
CMO's - trading	$ 5	Discounted cash flow model	Weighted average life	0.2 years (0.1 - 0.2 years)
			Yield	4.9%
			Prepayment speed	14.5%
Other - trading	$ 167	Discounted cash flow model	Weighted average life	2.3 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$10,023 [2]	External appraisal	Haircut applied on external appraisals	6.9% (5.0% - 10.0%)
Other real estate owned	$ 325 [3]	External appraisal	Haircut applied on external appraisals	35.0%

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

(In thousands)	Fair value at December 31, 2022	Valuation technique	Unobservable inputs	Weighted average (range) [1]
CMO's - trading	$ 113	Discounted cash flow model	Weighted average life	0.4 years (0.1 - 0.6 years)
			Yield	4.9% (4.9% - 5.4%)
			Prepayment speed	10.2% (9.1% - 32%)
Other - trading	$ 207	Discounted cash flow model	Weighted average life	2.5 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$5,087 [2]	External appraisal	Haircut applied on external appraisals	8.3% (5.0% - 10.4%)
Other real estate owned	$ 528 [3]	External appraisal	Haircut applied on external appraisals	18.4% (5.0% - 35.0%)

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

The significant unobservable inputs used in the fair value measurement of the Corporation's collateralized mortgage obligations and interest-only collateralized mortgage obligation (reported as "other"), which are classified in the "trading" category, are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. The significant unobservable inputs used in the fair value measurement of the Corporation's mortgage servicing rights are constant prepayment rates and discount rates. Increases in interest rates may result in lower prepayments. Discount rates vary according to products and / or portfolios depending on the perceived risk. Increases in discount rates result in a lower fair value measurement.

Following is a description of the Corporation's valuation methodologies used for assets and liabilities measured at fair value. The disclosure requirements exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

Trading account debt securities and debt securities available-for-sale

- U.S. Treasury securities: The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. U.S. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- Obligations of U.S. Government sponsored entities: The Obligations of U.S. Government sponsored entities include U.S. agency securities, which fair value is based on an active exchange market and on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2.

- Obligations of Puerto Rico, States and political subdivisions: Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks,

LIBOR and swap curves, market data feeds such as those obtained from municipal market sources, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- Mortgage-backed securities: Certain agency mortgage-backed securities ("MBS") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local brokers dealers. These particular MBS are classified as Level 3.

- Collateralized mortgage obligations: Agency collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These CMOs are classified as Level 2. Other CMOs, due to their limited liquidity, are classified as Level 3 due to the insufficiency of inputs such as executed trades, credit information and cash flows.

- Corporate securities (included as "other" in the "available-for-sale" category): Given that the quoted prices are for similar instruments, these securities are classified as Level 2.

- Corporate securities and interest-only strips (included as "other" in the "trading account debt securities" category): For corporate securities, quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. Given that the fair value was estimated based on a discounted cash flow model using unobservable inputs, interest-only strips are classified as Level 3.

Equity securities

Equity securities are comprised principally of shares in closed-ended and open-ended mutual funds and other equity securities. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Mutual funds are classified as Level 2. Other equity securities that do not trade in highly liquid markets are also classified as Level 2, except for one equity security that do not have readily determinable fair value and is under an investment company is measured at NAV.

Mortgage servicing rights

Mortgage servicing rights ("MSRs") do not trade in an active market with readily observable prices. MSRs are priced using a discounted cash flow model valuation performed by a third party. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including portfolio characteristics, prepayments assumptions, discount rates, delinquency and foreclosure rates, late charges, other ancillary revenues, cost to service and other economic factors. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior. Due to the unobservable nature of certain valuation inputs, the MSRs are classified as Level 3.

Derivatives

Interest rate caps and indexed options are traded in over-the-counter active markets. These derivatives are indexed to an observable interest rate benchmark, such as LIBOR or equity indexes, and are priced using an income approach based on present value and option pricing models using observable inputs. Other derivatives are liquid and have quoted prices, such as forward contracts or "to be announced securities" ("TBAs"). All of these derivatives are classified as Level 2. The non-performance risk is determined using internally-developed models that consider the collateral held, the remaining term, and the creditworthiness of the entity that bears the risk, and uses available public data or internally-developed data related to current spreads that denote their probability of default.

Contingent consideration liability

The fair value of the contingent consideration, which relates to earnout payments that could be payable to K2 over a three-year period, was calculated based on a discounted cash flow technique using the probability-weighted average from likely scenarios. This contingent consideration is classified as Level 3.

Loans held-in-portfolio that are collateral dependent

The impairment is measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations and which could be subject to internal adjustments. These collateral dependent loans are classified as Level 3.

Loans measured at fair value or measured at the lower of cost or market

Loans held-for-sale measured at fair value or measured at the lower of cost or market were priced based on secondary market prices. These loans are classified as Level 2.

Other real estate owned and other foreclosed assets

Other real estate owned includes real estate properties securing mortgage, consumer, and commercial loans. Other foreclosed assets include primarily automobiles securing auto loans. The fair value of foreclosed assets may be determined using an external appraisal, broker price opinion, or an internal valuation. These foreclosed assets are classified as Level 3 since they are subject to internal adjustments.

ROU assets and leasehold improvements

The impairment was measured based on the sublease rental value of the branches that were subject to the strategic realignment of PB's New York Metro Branch network. These ROU assets and leasehold improvements are classified as Level 3.

Long-lived assets held-for-sale

The Corporation evaluates for impairment its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less cost to sell. These long-lived assets held-for-sale are classified as Level 3.

Trademark

The write-down on impairment of a trademark was based on the discontinuance of origination thru e-loan platform. This trademark is classified as Level 3.

Note 29 - Fair value of financial instruments

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management's best judgment with respect to current economic conditions, including discount rates, estimates of future cash flows, and prepayment assumptions. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

The fair values reflected herein have been determined based on the prevailing rate environment at December 31, 2023 and December 31, 2022, as applicable. In different interest rate environments, fair value estimates can differ significantly, especially for certain fixed rate financial instruments. In addition, the fair values presented do not attempt to estimate the value of the Corporation's fee generating businesses and anticipated future business activities, that is, they do not represent the Corporation's value as a going concern. There have been no changes in the Corporation's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value.

The following tables present the carrying amount and estimated fair values of financial instruments with their corresponding level in the fair value hierarchy. The aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

	December 31, 2023					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 420,462	$ 420,462	$ —	$ —	$ —	$ 420,462
Money market investments	6,998,871	6,991,758	7,113	—	—	6,998,871
Trading account debt securities, excluding derivatives[1]	31,568	16,859	14,425	284	—	31,568
Debt securities available-for-sale[1]	16,729,044	3,936,036	12,789,902	3,106	—	16,729,044
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 8,121,411	$ —	$ 8,092,339	$ —	$ —	$ 8,092,339
Obligations of Puerto Rico, States and political subdivisions	59,628	—	7,007	52,671	—	59,678
Collateralized mortgage obligation-federal agency	1,556	—	1,395	13	—	1,408
Securities in wholly owned statutory business trusts	5,960	—	5,960	—	—	5,960
Total debt securities held-to-maturity	$ 8,188,555	$ —	$ 8,106,701	$ 52,684	$ —	$ 8,159,385
Equity securities:						
FHLB stock	$ 49,549	$ —	$ 49,549	$ —	$ —	$ 49,549
FRB stock	98,948	—	98,948	—	—	98,948
Other investments	45,229	—	37,965	7,869	310	46,144
Total equity securities	$ 193,726	$ —	$ 186,462	$ 7,869	$310	$ 194,641
Loans held-for-sale	$ 4,301	$ —	$ 4,328	$ —	$ —	$ 4,328
Loans held-in-portfolio	34,335,630	—	—	33,376,255	—	33,376,255
Mortgage servicing rights	118,109	—	—	118,109	—	118,109
Derivatives	24,419	—	24,419	—	—	24,419

	December 31, 2023					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$55,116,351	$ —	$55,116,351	$ —	$ —	$55,116,351
Time deposits	8,501,892	—	8,154,823	—	—	8,154,823
Total deposits	$63,618,243	$ —	$63,271,174	$ —	$ —	$63,271,174
Assets sold under agreements to repurchase	$ 91,384	$ —	$ 91,386	$ —	$ —	$ 91,386
Notes payable:						
FHLB advances	$ 394,665	$ —	$ 377,851	$ —	$ —	$ 377,851
Unsecured senior debt securities	393,937	—	400,848	—	—	400,848
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,346	—	180,076	—	—	180,076
Total notes payable	$ 986,948	$ —	$ 958,775	$ —	$ —	$ 958,775
Derivatives	$ 21,103	$ —	$ 21,103	$ —	$ —	$ 21,103

[1] Refer to Note 28 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.

	December 31, 2022					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 469,501	$ 469,501	$ —	$ —	$ —	$ 469,501
Money market investments	5,614,595	5,607,937	6,658	—	—	5,614,595
Trading account debt securities, excluding derivatives[1]	27,723	13,069	14,119	535	—	27,723
Debt securities available-for-sale[1]	17,804,374	1,908,589	15,894,074	1,711	—	17,804,374
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 8,453,467	$ —	$ 8,372,601	$ —	$ —	$ 8,372,601
Obligations of Puerto Rico, States and political subdivisions	59,010	—	—	61,617	—	61,617
Collateralized mortgage obligation-federal agency	19	—	—	19	—	19
Securities in wholly owned statutory business trusts	5,959	—	5,959	—	—	5,959
Total debt securities held-to-maturity	$ 8,518,455	$ —	$ 8,378,560	$ 61,636	$ —	$ 8,440,196
Equity securities:						
FHLB stock	$ 65,861	$ —	$ 65,861	$ —	$ —	$ 65,861
FRB stock	96,206	—	96,206	—	—	96,206
Other investments	33,787	—	29,302	4,966	330	34,598
Total equity securities	$ 195,854	$ —	$ 191,369	$ 4,966	$330	$ 196,665
Loans held-for-sale	$ 5,381	$ —	$ —	$ 5,404	$ —	$ 5,404
Loans held-in-portfolio	31,357,467	—	—	29,366,365	—	29,366,365
Mortgage servicing rights	128,350	—	—	128,350	—	128,350
Derivatives	19,229	—	19,229	—	—	19,229

	December 31, 2022					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$54,445,825	$ —	$54,445,825	$ —	$ —	$54,445,825
Time deposits	6,781,402	—	6,464,943	—	—	6,464,943
Total deposits	$61,227,227	$ —	$60,910,768	$ —	$ —	$60,910,768
Assets sold under agreements to repurchase	$ 148,609	$ —	$ 148,566	$ —	$ —	$ 148,566
Other short-term borrowings[2]	365,000	—	365,000	—	—	365,000
Notes payable:						
FHLB advances	$ 389,282	$ —	$ 361,951	$ —	$ —	$ 361,951
Unsecured senior debt securities	299,109	—	300,027	—	—	300,027
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,319	—	173,938	—	—	173,938
Total notes payable	$ 886,710	$ —	$ 835,916	$ —	$ —	$ 835,916
Derivatives	$ 17,000	$ —	$ 17,000	$ —	$ —	$ 17,000

[1] Refer to Note 28 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.
[2] Refer to Note 17 to the Consolidated Financial Statements for the composition of other short-term borrowings.

The notional amount of commitments to extend credit at December 31, 2023 and December 31, 2022 is $10 billion and $10.5 billion, respectively, and represents the unused portion of credit facilities granted to customers. The notional amount of letters of credit at December 31, 2023 and December 31, 2022 is $82 million and $31 million, respectively, and represents the contractual amount that is required to be paid in the event of nonperformance. The fair value of commitments to extend credit and letters of credit, which are based on the fees charged to enter into those agreements, are not material to Popular's financial statements.

Note 30 - Employee benefits

Certain employees of BPPR are covered by three non-contributory defined benefit pension plans, the Banco Popular de Puerto Rico Retirement Plan and two Restoration Plans (the "Pension Plans"). Pension benefits are based on age, years of credited service, and final average compensation.

The Pension Plans are currently closed to new hires and the accrual of benefits are frozen to all participants. The Pension Plans' benefit formula is based on a percentage of average final compensation and years of service as of the plan freeze date. Normal retirement age under the retirement plan is age 65 with 5 years of service. Pension costs are funded in accordance with minimum funding standards under the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Pension Plans are subject to the U.S. and Puerto Rico Internal Revenue Code limits on compensation and benefits. Benefits under restoration plans restore benefits to selected employees that are limited under the Banco Popular de Puerto Rico Retirement Plan due to U.S. and Puerto Rico Internal Revenue Code limits and a compensation definition that excludes amounts deferred pursuant to nonqualified arrangements.

In addition to providing pension benefits, BPPR provides certain health care benefits for certain retired employees (the "OPEB Plan"). Regular employees of BPPR, hired before February 1, 2000, may become eligible for health care benefits, provided they reach retirement age while working for BPPR.

The Corporation's funding policy is to make annual contributions to the Pension Plans, when necessary, in amounts which fully provide for all benefits as they become due under the plans.

The Corporation's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with BPPR contributions to the fund, will maintain the fund's ability to meet all required benefit obligations. Risk is controlled through diversification of asset types, such as investments in domestic and international equities and fixed income.

Equity investments include various types of stock and index funds. Also, this category includes Popular, Inc.'s common stock. Fixed income investments include U.S. Government securities and other U.S. agencies' obligations, corporate bonds, mortgage loans, mortgage-backed securities and index funds, among others. A designated committee periodically reviews the performance of the pension plans' investments and assets allocation. The Trustee and the money managers are allowed to exercise investment discretion, subject to limitations established by the pension plans' investment policies. The plans forbid money managers to enter into derivative transactions, unless approved by the Trustee.

The overall expected long-term rate-of-return-on-assets assumption reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the plan assets, with consideration given to the distribution of the investments by asset class and historical rates of return for each individual asset class. This process is reevaluated at least on an annual basis and if market, actuarial and economic conditions change, adjustments to the rate of return may come into place.

The Pension Plans weighted average asset allocation as of December 31, 2023 and 2022 and the approved asset allocation ranges, by asset category, are summarized in the table below.

	Minimum allotment	Maximum allotment	2023	2022
Equity	0%	70%	22%	27%
Debt securities	0%	100%	74%	69%
Popular related securities	0%	5%	2%	2%
Cash and cash equivalents	0%	100%	2%	2%

The following table sets forth by level, within the fair value hierarchy, the Pension Plans' assets at fair value at December 31, 2023 and 2022. Investments measured at net asset value per share ("NAV") as a practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation of the plans' assets.

	2023					2022				
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total	Level 1	Level 2	Level 3	Measured at NAV	Total
Obligations of the U.S. Government, its agencies, states and political subdivisions	$ –	$ 3,711	$ –	$154,459	$158,170	$ –	$ 8,113	$ –	$130,397	$138,510
Corporate bonds and debentures	–	295,141	–	7,042	302,183	–	268,641	–	6,291	274,932
Equity securities - Common Stock	34,334	–	–	–	34,334	32,906	–	–	–	32,906
Equity securities - ETF's	42,798	17,173	–	–	59,971	51,836	20,276	–	–	72,112
Foreign commingled trust funds	–	–	–	51,392	51,392	–	–	–	64,630	64,630
Mutual fund	–	1,610	–	22,642	24,252	–	3,471	–	22,106	25,577
Mortgage-backed securities	–	9,289	–	–	9,289	–	–	–	–	–
Cash and cash equivalents	8,908	–	–	–	8,908	7,637	–	–	–	7,637
Accrued investment income	–	–	3,927	–	3,927	–	–	3,581	–	3,581
Total assets	$86,040	$326,924	$3,927	$235,535	$652,426	$92,379	$300,501	$3,581	$223,424	$619,885

The closing prices reported in the active markets in which the securities are traded are used to value the investments.

Following is a description of the valuation methodologies used for investments measured at fair value:

- Obligations of U.S. Government, its agencies, states and political subdivisions - The fair value of Obligations of U.S. Government and its agencies obligations are based on an active exchange market and on quoted market prices for similar securities. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. The fair value of municipal bonds are based on trade data on these instruments reported on Municipal Securities Rulemaking Board ("MSRB") transaction reporting system or comparable bonds from the same issuer and credit quality. These securities are classified as Level 2, except for the governmental index funds that are measured at NAV.

- Corporate bonds and debentures - Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2, except for the corporate bond funds that are measured at NAV.

- Equity securities - common stock - Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

- Equity securities - ETF's - Exchange Traded Funds shares with quoted market prices obtained from an active exchange market. Highly liquid ETF's are classified as Level 1 while less liquid ETF's are classified as Level 2.

- Foreign commingled trust fund- Collective investment funds are valued at the NAV of shares held by the plan at year end.

- Mutual funds - Mutual funds are valued at the NAV of shares held by the plan at year end. Mutual funds are classified as Level 2.

- Cash and cash equivalents - The carrying amount of cash and cash equivalents is a reasonable estimate of the fair value since it is available on demand or due to their short-term maturity. Cash and cash equivalents are classified as Level 1.

- Accrued investment income - Given the short-term nature of these assets, their carrying amount approximates fair value. Since there is a lack of observable inputs related to instrument specific attributes, these are reported as Level 3.

The preceding valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in Level 3 assets measured at fair value.

(In thousands)	2023	2022
Balance at beginning of year	$3,581	$4,566
Purchases, sales, issuance and settlements (net)	346	(985)
Balance at end of year	$3,927	$3,581

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2023 and 2022. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2023 and 2022.

Information on the shares of common stock held by the pension plans is provided in the table that follows.

(In thousands, except number of shares information)	2023	2022
Shares of Popular, Inc. common stock	178,611	171,931
Fair value of shares of Popular, Inc. common stock	$ 14,659	$ 11,402
Dividends paid on shares of Popular, Inc. common stock held by the plan	$ 384	$ 355

The following table presents the components of net periodic benefit cost for the years ended December 31, 2023, 2022 and 2021.

(In thousands)	Pension Plans			OPEB Plan		
	2023	2022	2021	2023	2022	2021
(in thousands)						
Service cost	$ –	$ –	$ –	$ 191	$ 485	$ 642
Other operating expenses:						
Interest cost	31,548	19,199	15,993	6,082	3,931	3,573
Expected return on plan assets	(34,365)	(35,388)	(38,679)	–	–	–
Recognized net actuarial loss	21,465	15,644	18,876	(2,212)	–	1,873
Net periodic cost (benefit)	$ 18,648	$ (545)	$ (3,810)	$ 4,061	$4,416	$6,088
Other Adjustments	–	–	–	–	60	–
Total cost (benefit)	$ 18,648	$ (545)	$ (3,810)	$ 4,061	$4,476	$6,088

The following table sets forth the aggregate status of the plans and the amounts recognized in the consolidated financial statements at December 31, 2023 and 2022.

(In thousands)	Pension Plans		OPEB Plan	
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 628,175	$ 851,471	$ 118,336	$ 159,958
Service cost	–	–	191	485
Interest cost	31,548	19,199	6,082	3,931
Actuarial (gain)/loss[1]	16,861	(194,473)	(1,180)	(39,479)
Benefits paid	(40,790)	(48,022)	(6,384)	(6,619)
Other adjustments	–	–	–	60
Benefit obligation at end of year	$ 635,794	$ 628,175	$ 117,045	$ 118,336
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 619,885	$ 860,484	$ –	$ –
Actual return on plan assets	73,101	(192,807)	–	–
Employer contributions	230	230	6,384	6,619
Benefits paid	(40,790)	(48,022)	(6,384)	(6,619)
Fair value of plan assets at end of year	$ 652,426	$ 619,885	$ –	$ –
Funded status of the plan:				
Benefit obligation at end of year	$(635,794)	$(628,175)	$(117,045)	$(118,336)
Fair value of plan assets at end of year	652,426	619,885	–	–
Funded status at year end	$ 16,632	$ (8,290)	$(117,045)	$(118,336)
Amounts recognized in accumulated other comprehensive loss:				
Net loss/(gain)	200,094	243,434	(25,454)	(26,486)
Accumulated other comprehensive loss (AOCL)	$ 200,094	$ 243,434	$ (25,454)	$ (26,486)
Reconciliation of net (liabilities) assets:				
Net liabilities at beginning of year	$ (8,290)	$ 9,013	$(118,336)	$(159,958)
Amount recognized in AOCL at beginning of year, pre-tax	243,434	225,356	(26,486)	12,993
Amount prepaid (liability) at beginning of year	235,144	234,369	(144,822)	(146,965)
Total benefit cost	(18,648)	545	(4,061)	(4,476)
Contributions	230	230	6,384	6,619
Amount prepaid (liability) at end of year	216,726	235,144	(142,499)	(144,822)
Amount recognized in AOCL	(200,094)	(243,434)	25,454	26,486
Net asset/(liabilities) at end of year	$ 16,632	$ (8,290)	$(117,045)	$(118,336)

[1] For 2023, the significant component of the Pension Plans actuarial gain were mainly related to a higher return on the fair value of plan assets partially offset by an increase in the obligation due to a decrease in the single weighted-average discount rates. For OPEB plans, significant components of the actuarial gain that changed the benefit obligation were mainly related to the per capita assumption at year end that improved the funded position and the gain associated with census data updates and plan experience better than expected offset by the decrease in discount rates. For 2022, significant components of the Pension Plans actuarial gain that changed the benefit obligation were mainly related to an increase in the single weighted-average discount rates partially offset by a lower return on the fair value of plan assets. For OPEB Plans significant components of the actuarial gain that change the benefit obligation were mainly related to an increase in discount rates and the per capita claim assumption at year-end which was lower than expected partially offset by the health care cost trend assumption which was updated to reflect inflationary pressures in the health care industry.

The following table presents the change in accumulated other comprehensive loss ("AOCL"), pre-tax, for the years ended December 31, 2023 and 2022.

(In thousands)	Pension Plans		OPEB Plan	
	2023	2022	2023	2022
Accumulated other comprehensive loss at beginning of year	$243,434	$225,356	$(26,486)	$ 12,993
Increase (decrease) in AOCL:				
Recognized during the year:				
Amortization of actuarial losses	(21,465)	(15,644)	2,212	–
Occurring during the year:				
Net actuarial (gains)/losses	(21,875)	33,722	(1,180)	(39,479)
Total (decrease) increase in AOCL	(43,340)	18,078	1,032	(39,479)
Accumulated other comprehensive loss at end of year	$200,094	$243,434	$(25,454)	$(26,486)

The Corporation estimates the service and interest cost components utilizing a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

To determine benefit obligation at year end, the Corporation used a weighted average of annual spot rates applied to future expected cash flows for years ended December 31, 2023 and 2022.

The following table presents the discount rate and assumed health care cost trend rates used to determine the benefit obligation and net periodic benefit cost for the plans:

	Pension Plan			OPEB Plan		
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:	2023	2022	2021	2023	2022	2021
Discount rate for benefit obligation	5.34 - 5.37%	2.79 - 2.83%	2.41 - 2.48%	5.42%	2.94%	2.65%
Discount rate for service cost	N/A	N/A	N/A	5.66%	3.21%	3.09%
Discount rate for interest cost	5.23 - 5.24%	2.30 - 2.33%	1.76 - 1.80%	5.28%	2.51%	2.03%
Expected return on plan assets	5.90 - 6.50%	4.30 - 5.40%	4.60 - 5.50%	N/A	N/A	N/A
Initial health care cost trend rate	N/A	N/A	N/A	7.50%	4.75%	5.00%
Ultimate health care cost trend rate	N/A	N/A	N/A	4.50%	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	N/A	2035	2023	2023

	Pension Plans		OPEB Plan	
Weighted average assumptions used to determine benefit obligation at December 31:	2023	2022	2023	2022
Discount rate for benefit obligation	5.02-5.05%	5.34-5.37%	5.10%	5.42%
Initial health care cost trend rate	N/A	N/A	7.25%	7.50%
Ultimate health care cost trend rate	N/A	N/A	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	2035	2035

The following table presents information for plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2023 and 2022.

	Pension Plans		OPEB Plan	
(In thousands)	2023	2022	2023	2022
Projected benefit obligation	$35,965	$628,175	$117,045	$118,336
Accumulated benefit obligation	36,965	628,175	117,045	118,336
Fair value of plan assets	29,193	619,885	–	–

The following table presents information for plans with plan assets in excess of its projected benefit obligation and accumulated benefit obligation for the years ended December 31, 2023 and 2022.

	Pension Plans		OPEB Plan	
(In thousands)	2023	2022	2023	2022
Projected benefit obligation	$599,829	$ –	$ –	$ –
Accumulated benefit obligation	599,829	–	–	–
Fair value of plan assets	623,233	–	–	–

The Corporation expects to pay the following contributions to the plans during the year ended December 31, 2024.

(In thousands)	2024
Pension Plans	$ 228
OPEB Plan	$5,744

Benefit payments projected to be made from the plans during the next ten years are presented in the table below.

(In thousands)	Pension Plans	OPEB Plan
2024	$ 49,072	$ 5,744
2025	45,790	6,003
2026	45,906	6,301
2027	45,907	6,582
2028	45,818	6,865
2029 - 2033	223,097	37,503

The table below presents a breakdown of the plans' assets and liabilities at December 31, 2023 and 2022.

	Pension Plans		OPEB Plan	
(In thousands)	2023	2022	2023	2022
Non-current assets	$23,404	$ –	$ –	$ –
Current liabilities	222	222	5,595	5,779
Non-current liabilities	6,550	8,068	111,451	112,557

Savings plans

The Corporation also provides defined contribution savings plans pursuant to Section 1081.01(d) of the Puerto Rico Internal Revenue Code and Section 401(k) of the U.S. Internal Revenue Code, as applicable, for substantially all the employees of the Corporation. Investments in the plans are participant-directed, and employer matching contributions are determined based on the specific provisions of each plan. Employees are fully vested in the employer's contribution after five years of service. The cost of providing these benefits in the year ended December 31, 2023 was $20.3 million (2022 - $18.7 million, 2021 - $13.3 million).

The plans held 1,253,702 (2022 - 1,246,519) shares of common stock of the Corporation with a market value of approximately $102.9 million at December 31, 2023 (2022 - $82.7 million).

Note 31 - Net income per common share
The following table sets forth the computation of net income per common share ("EPS"), basic and diluted, for the years ended December 31, 2023, 2022 and 2021:

(In thousands, except per share information)	2023	2022	2021
Net income	$ 541,342	$ 1,102,641	$ 934,889
Preferred stock dividends	(1,412)	(1,412)	(1,412)
Net income applicable to common stock	$ 539,930	$ 1,101,229	$ 933,477
Average common shares outstanding	71,710,265	75,147,263	81,263,027
Average potential dilutive common shares	81,427	126,740	157,127
Average common shares outstanding - assuming dilution	71,791,692	75,274,003	81,420,154
Basic EPS	$ 7.53	$ 14.65	$ 11.49
Diluted EPS	$ 7.52	$ 14.63	$ 11.46

Potential common shares consist of shares of common stock issuable under the assumed exercise of stock options, restricted stock and performance share awards using the treasury stock method. This method assumes that the potential common shares are issued and the proceeds from exercise, in addition to the amount of compensation cost attributed to future services, are used to purchase shares of common stock at the exercise date. The difference between the number of potential common shares issued and the shares of common stock purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Warrants, stock options, restricted stock and performance share awards, if any, that result in lower potential common shares issued than shares of common stock purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect in earnings per common share.

Note 32 - Revenue from contracts with customers

The following table presents the Corporation's revenue streams from contracts with customers by reportable segment for the years ended December 31, 2023, 2022 and 2021.

	Years ended December 31,					
(In thousands)	2023		2022		2021	
	BPPR	Popular U.S.	BPPR	Popular U.S.	BPPR	Popular U.S.
Service charges on deposit accounts	$137,297	$10,179	$146,073	$11,137	$151,453	$11,245
Other service fees:						
Debit card fees	53,434	853	49,297	876	47,681	956
Insurance fees, excluding reinsurance	46,903	5,602	40,545	5,018	40,929	3,798
Credit card fees, excluding late fees and membership fees	147,559	1,597	136,295	1,275	117,418	1,052
Sale and administration of investment products	26,316	–	23,553	–	23,634	–
Trust fees	26,160	–	23,614	–	24,855	–
Total revenue from contracts with customers [1]	$437,669	$18,231	$419,377	$18,306	$405,970	$17,051

[1] The amounts include intersegment transactions of $5.0 million, $5.0 million and $4.1 million, respectively, for the years ended December 31, 2023, 2022 and 2021.

Revenue from contracts with customers is recognized when, or as, the performance obligations are satisfied by the Corporation by transferring the promised services to the customers. A service is transferred to the customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized based on the services that have been rendered to date. Revenue from a performance obligation satisfied at a point in time is recognized when the customer obtains control over the service. The transaction price, or the amount of revenue recognized, reflects the consideration the Corporation expects to be entitled to in exchange for those promised services. In determining the transaction price, the Corporation considers the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Corporation is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. If the Corporation acts as principal, revenues are presented in the gross amount of consideration to which it expects to be entitled and are not netted with any related expenses. On the other hand, the Corporation is an agent if it does not control the specified goods or services before they are transferred to the customer. If the Corporation acts as an agent, revenues are presented in the amount of consideration to which it expects to be entitled, net of related expenses.

Following is a description of the nature and timing of revenue streams from contracts with customers:

Service charges on deposit accounts

Service charges on deposit accounts are earned on retail and commercial deposit activities and include, but are not limited to, nonsufficient fund fees, overdraft fees and checks stop payment fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. The Corporation is acting as principal in these transactions.

Debit card fees

Debit card fees include, but are not limited to, interchange fees, surcharging income and foreign transaction fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. Interchange fees are recognized upon settlement of the debit card payment transactions. The Corporation is acting as principal in these transactions.

Insurance fees

Insurance fees include, but are not limited to, commissions and contingent commissions. Commissions and fees are recognized when related policies are effective since the Corporation does not have an enforceable right to payment for services completed to date. An allowance is created for expected adjustments to commissions earned related to policy cancellations. Contingent commissions are recorded on an accrual basis when the amount to be received is notified by the insurance company. The Corporation is acting as an agent since it arranges for the sale of the policies and receives commissions if, and when, it achieves the sale.

Credit card fees

Credit card fees include, but are not limited to, interchange fees, additional card fees, cash advance fees, balance transfer fees, foreign transaction fees, and returned payments fees. Credit card fees are recognized at a point in time, upon the occurrence of an activity or an event. Interchange fees are recognized upon settlement of the credit card payment transactions. The Corporation is acting as principal in these transactions.

Sale and administration of investment products

Fees from the sale and administration of investment products include, but are not limited to, commission income from the sale of investment products, asset management fees, underwriting fees, and mutual fund fees.

Commission income from investment products is recognized on the trade date since clearing, trade execution, and custody services are satisfied when the customer acquires or disposes of the rights to obtain the economic benefits of the investment products and brokerage contracts have no fixed duration and are terminable at will by either party. The Corporation is acting as principal in these transactions since it performs the service of providing the customer with the ability to acquire or dispose of the rights to obtain the economic benefits of investment products.

Asset management fees are satisfied over time and are recognized in arrears. At contract inception, the estimate of the asset management fee is constrained from the inclusion in the transaction price since the promised consideration is dependent on the market and thus is highly susceptible to factors outside the manager's influence. As advisor, the broker-dealer subsidiary is acting as principal.

Underwriting fees are recognized at a point in time, when the investment products are sold in the open market at a markup. When the broker-dealer subsidiary is lead underwriter, it is acting as an agent. In turn, when it is a participating underwriter, it is acting as principal.

Mutual fund fees, such as distribution fees, are considered variable consideration and are recognized over time, as the uncertainty of the fees to be received is resolved as NAV is determined and investor activity occurs. The promise to provide distribution-related services is considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. When the broker-dealer subsidiary is acting as a distributor, it is acting as principal. In turn, when it acts as third-party dealer, it is acting as an agent.

Trust fees

Trust fees are recognized from retirement plan, mutual fund administration, investment management, trustee, escrow, and custody and safekeeping services. These asset management services are considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. The performance obligation is satisfied over time, except for optional services and certain other services that are satisfied at a point in time. Revenues are recognized in arrears, when, or as, the services are rendered. The Corporation is acting as principal since, as asset manager, it has the obligation to provide the specified service to the customer and has the ultimate discretion in establishing the fee paid by the customer for the specified services.

Note 33 - Leases

The Corporation enters in the ordinary course of business into operating and finance leases for land, buildings and equipment. These contracts generally do not include purchase options or residual value guarantees. The remaining lease terms of 0.1 to 31.0 years considers options to extend the leases for up to 20 years. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating and finance leases in its Consolidated Statements of Financial Condition under the caption of other assets and other liabilities, respectively. Refer to Note 14 and Note 19 to the Consolidated Financial Statements, respectively, for information on the balances of these lease assets and liabilities.

The Corporation uses the incremental borrowing rate for purposes of discounting lease payments for operating and finance leases, since it does not have enough information to determine the rates implicit in the leases. The discount rates are based on fixed-rate and fully amortizing borrowing facilities of its banking subsidiaries that are collateralized. For leases held by non-banking subsidiaries, a credit spread is added to this rate based on financing transactions with a similar credit risk profile.

The following table presents the undiscounted cash flows of operating and finance leases for each of the following periods:

	December 31, 2023								
(In thousands)	2024	2025	2026	2027	2028	Later Years	Total Lease Payments	Less: Imputed Interest	Total
Operating Leases	$30,652	$28,042	$19,600	$14,357	$11,902	$40,648	$145,201	$(18,255)	$126,946
Finance Leases	4,498	4,605	4,374	3,017	2,344	10,434	29,272	(3,494)	25,778

The following table presents the lease cost recognized by the Corporation in the Consolidated Statements of Operations as follows:

	Years ended December 31,		
(In thousands)	2023	2022	2021
Finance lease cost:			
Amortization of ROU assets	$ 4,192	$ 2,938	$ 2,006
Interest on lease liabilities	1,063	1,117	1,044
Operating lease cost	31,596	30,534	29,970
Short-term lease cost	456	505	647
Variable lease cost	211	124	93
Sublease income	(66)	(37)	(70)
Net gain recognized from sale and leaseback transaction [1]	–	–	(7,007)
Total lease cost [2]	$37,452	$35,181	$26,683

[1] During the quarter ended September 30, 2021, the Corporation recognized the transfer of two corporate office buildings as a sale. Since these sale and partial leaseback transactions were considered to be at fair value, no portion of the gain on sale was deferred.

[2] Total lease cost is recognized as part of net occupancy expense, except for the net gain recognized from sale and leaseback transactions which was included as part of other operating income.

The following table presents supplemental cash flow information and other related information related to operating and finance leases.

	Years ended December 31,		
(Dollars in thousands)	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases [1]	$ 31,124	$ 29,985	$ 38,288
Operating cash flows from finance leases	1,063	1,117	1,044
Financing cash flows from finance leases [1]	5,360	3,346	2,852
ROU assets obtained in exchange for new lease obligations:			
Operating leases [2]	$ 8,048	$ 14,564	$ 24,136
Finance leases	6,198	556	–
Weighted-average remaining lease term:			
Operating leases	7.3 years	7.5 years	7.9 years
Finance leases	8.3 years	8.2 years	8.3 years
Weighted-average discount rate:			
Operating leases	3.3%	3.0%	2.7%
Finance leases	3.9%	4.2%	5.0%

[1] During the quarter ended March 31, 2021, the Corporation made base lease termination payments amounting to $7.8 million in connection with the closure of nine branches as a result of the strategic realignment of PB's New York Metro branch network.

[2] During the quarter ended September 30, 2021, the Corporation recognized a lease liability of $16.8 million and a corresponding ROU asset for the same amount as a result of the partial leaseback of two corporate office buildings.

As of December 31, 2023, the Corporation has additional operating leases contracts that have not yet commenced with an undiscounted contract amount of $3.9 million, which will have lease terms ranging from 10 to 20 years.

Note 34 - Stock-based compensation

Incentive Plan

On May 12, 2020, the stockholders of the Corporation approved the Popular, Inc. 2020 Omnibus Incentive Plan, which permits the Corporation to issue several types of stock-based compensation to employees and directors of the Corporation and/or any of its subsidiaries (the "2020 Incentive Plan"). The 2020 Incentive Plan replaced the Popular, Inc. 2004 Omnibus Incentive Plan, which was in effect prior to the adoption of the 2020 Incentive Plan (the "2004 Incentive Plan" and, together with the 2020 Incentive Plan, the "Incentive Plan"). Participants under the Incentive Plan are designated by the Talent and Compensation Committee of the Board of Directors (or its delegate, as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares to its employees and restricted stock and restricted stock units ("RSUs") to its directors.

The restricted stock granted under the Incentive Plan to employees becomes vested based on the employees' continued service with Popular. Unless otherwise stated in an agreement, the compensation cost associated with the shares of restricted stock granted prior to 2021 was determined based on a two-prong vesting schedule. The first part is vested ratably over five or four years commencing at the date of grant (the "graduated vesting portion") and the second part is vested at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service (the "retirement vesting portion"). The graduated vesting portion is accelerated at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service. Restricted stock granted on or after 2021 will vest ratably in equal annual installments over a period of 4 years or 3 years, depending in the classification of the employee. The vesting schedule is accelerated at termination of employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service.

The performance share awards granted under the Incentive Plan consist of the opportunity to receive shares of Popular, Inc.'s common stock provided that the Corporation achieves certain goals during a three-year performance cycle. The goals will be based on two metrics weighted equally: the Relative Total Shareholder Return ("TSR") and the Absolute Return on Average Tangible Common Equity ("ROATCE") goal. The TSR metric is considered to be a market condition under ASC 718. For equity settled awards based on a market condition, the fair value is determined as of the grant date and is not subsequently revised based on actual performance. The ROATCE metric is considered to be a performance condition under ASC 718. The fair value is determined based on the probability of achieving the ROATCE goal as of each reporting period. The TSR and ROATCE metrics are equally weighted and work independently. The number of shares that will ultimately vest ranges from 50% to a 150% of target based on both market (TSR) and performance (ROATCE) conditions. The performance shares vest at the end of the three-year performance cycle. If a participant terminates employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service, the performance shares shall continue outstanding and vest at the end of the performance cycle.

The following table summarizes the restricted stock and performance shares activity under the Incentive Plan for members of management.

(Not in thousands)	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2021	358,512	$41.23
Granted	191,479	69.38
Performance Shares Quantity Adjustment	54,306	54.21
Vested	(273,974)	55.11
Forfeited	(8,440)	43.48
Non-vested at December 31, 2021	321,883	$47.98
Granted	194,791	84.29
Performance Shares Quantity Adjustment	6,947	78.02
Vested	(240,033)	66.11
Forfeited	(1,625)	78.86
Non-vested at December 31, 2022	281,963	$56.50
Granted	257,757	66.01
Performance Shares Quantity Adjustment	19,753	75.32
Vested	(243,133)	66.31
Forfeited	(16,444)	55.82
Non-vested at December 31, 2023	299,896	$58.20

During the year ended December 31, 2023, 200,303 shares of restricted stock (2022 - 137,934; 2021 - 120,105) and 57,454 performance shares (2022 - 56,857; 2021 - 71,374) were awarded to management under the Incentive Plan.

During the year ended December 31, 2023, the Corporation recognized $11.5 million of restricted stock expense related to management incentive awards, with a tax benefit of $1.9 million (2022 - $10.3 million, with a tax benefit of $1.8 million; 2021 - $8.6 million, with a tax benefit of $1.6 million). During the year ended December 31, 2023, the fair market value of the restricted stock and performance shares vested was $11.4 million at grant date and $14.3 million at vesting date. This differential triggers a windfall of $1.1 million that was recorded as a reduction in income tax expense. During the year ended

December 31, 2023, the Corporation recognized $3.5 million of performance shares expense, with a tax benefit of $0.1 million (2022 - $4.8 million, with a tax benefit of $0.4 million; 2021 - $5.8 million, with a tax benefit of $0.5 million). The total unrecognized compensation cost related to non-vested restricted stock awards and performance shares to members of management at December 31, 2023 was $10.4 million and is expected to be recognized over a weighted-average period of 1.76 years.

The following table summarizes the restricted stock activity under the Incentive Plan for members of the Board of Directors:

(Not in thousands)	Units/Stocks	Weighted-average grant date fair value
Non-vested at January 1, 2021	–	–
Granted	20,638	$78.20
Vested	(20,638)	78.20
Forfeited	–	–
Non-vested at December 31, 2021	–	–
Granted	25,321	$77.48
Vested	(25,321)	77.48
Forfeited	–	–
Non-vested at December 31, 2022	–	–
Granted	39,104	$55.30
Vested	(39,104)	55.30
Forfeited	–	–
Non-vested at December 31, 2023	–	–

The equity awards granted to members of the Board of Directors of Popular, Inc. (the "Directors") will vest and become non-forfeitable on the grant date of such award. Effective in May 2019, all equity awards granted to the Directors may be paid in either common stock or RSUs at each Directors election. If RSUs are elected, the Directors may defer the delivery of the shares of common stock underlying the RSUs award until their retirement. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the Directors will receive an additional number of RSUs that reflect a reinvested dividend equivalent.

For 2023, 2021 and 2021, Directors elected RSUs and common stock. For the year ended December 31, 2023, 36,804 RSUs and 2,300 shares of common stock were granted to the Directors (2022 - 25,321 RSUs and no shares of common stock; 2021 - 20,638 RSUs and no shares of common stock). For the year ended December 31, 2023, $2.2 million of restricted stock expense related to these RSUs and unrestricted stocks were recognized, with a tax benefit of $0.4 million (2022 - $2.0 million with a tax benefit of $0.4 million; 2021 - $1.9 million with a tax benefit of $0.4 million). The fair value at vesting date of the RSUs vested during the year ended December 31, 2023 for the Directors was $2.2 million.

Note 35 - Income taxes

The components of income tax expense for the years ended December 31, 2023, 2022, and 2021 are summarized in the following table.

(In thousands)	2023	2022	2021
Current income tax expense:			
Puerto Rico	$168,001	$156,425	$ 69,415
Federal and States	9,335	9,034	10,232
Subtotal	177,336	165,459	79,647
Deferred income tax (benefit) expense:			
Puerto Rico	(50,871)	(4,373)	179,688
Federal and States	7,732	(28,756)	49,683
Subtotal	(43,139)	(33,129)	229,371
Total income tax expense	$134,197	$132,330	$309,018

The reasons for the difference between the income tax expense applicable to income before provision for income taxes and the amount computed by applying the statutory tax rate in Puerto Rico were as follows:

	2023		2022		2021	
(In thousands)	Amount	% of pre-tax income	Amount	% of pre-tax income	Amount	% of pre-tax income
Computed income tax at statutory rates	$253,327	38%	$ 463,114	38%	$ 466,465	38%
Net benefit of tax exempt interest income	(95,222)	(14)	(165,065)	(13)	(139,426)	(12)
Effect of income subject to preferential tax rate	(1,854)	–	(86,797)	(7)	(11,981)	(1)
Deferred tax asset valuation allowance	2,304	–	(21,469)	(2)	20,932	2
NOL Adjustments	–	–	(34,817)	(3)	–	–
Difference in tax rates due to multiple jurisdictions	(12,857)	(2)	(26,887)	(2)	(30,719)	(3)
Change in tax rates	(18,714)	(3)	–	–	–	–
Unrecognized tax benefits	(1,529)	–	(1,503)	–	(5,484)	–
Other tax benefits	(2,925)	–	–	–	–	–
State and local taxes	25,401	3	14,981	1	14,629	1
Others	(13,734)	(2)	(9,227)	(1)	(5,398)	–
Income tax expense	$134,197	20%	$ 132,330	11%	$ 309,018	25%

For the year ended December 31, 2023, the Corporation recorded income tax expense of $134.2 million, compared to $132.3 million for the same period of 2022. The net increase of $1.9 million in income tax expense reflects the impact of the composition and source of taxable income between both years. For the year ended December 31, 2023, the income before tax was lower than for the year ended December 31, 2022, which would have resulted in a lower income tax expense; however, the income tax expense for 2022 benefited from: the reversal of a portion of the deferred tax assets valuation allowance of the U. S. operations, resulting in an income tax benefit of $68.2 million, higher exempt income, net of disallowance, and the gain on sale of Evertec shares, taxable at a preferential tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities at December 31, 2023 and 2022 were as follows:

	December 31, 2023		
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 263	$ 10,281	$ 10,544
Net operating loss and other carryforward available	122,634	620,982	743,616
Postretirement and pension benefits	38,121	–	38,121
Allowance for credit losses	244,956	28,222	273,178
Depreciation	6,774	6,578	13,352
FDIC-assisted transaction	152,665	–	152,665
Lease liability	29,070	20,492	49,562
Unrealized net loss on investment securities	312,583	19,037	331,620
Difference in outside basis from pass-through entities	46,056	–	46,056
Mortgage Servicing Rights	14,085	–	14,085
Other temporary differences	47,679	9,625	57,304
Total gross deferred tax assets	1,014,886	715,217	1,730,103
Deferred tax liabilities:			
Intangibles	84,635	51,944	136,579
Right of use assets	26,648	18,030	44,678
Deferred loan origination fees/cost	(1,056)	1,486	430
Loans acquired	20,430	–	20,430
Other temporary differences	6,402	422	6,824
Total gross deferred tax liabilities	137,059	71,882	208,941
Valuation allowance	139,347	374,035	513,382
Net deferred tax asset	$ 738,480	$269,300	$1,007,780

| | | December 31, 2022 | |
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 261	$ 2,781	$ 3,042
Net operating loss and other carryforward available	121,742	661,144	782,886
Postretirement and pension benefits	47,122	–	47,122
Allowance for credit losses	250,615	32,688	283,303
Depreciation	5,972	6,309	12,281
FDIC-assisted transaction	152,665	–	152,665
Lease liability	28,290	23,521	51,811
Unrealized net loss on investment securities	265,955	23,913	289,868
Difference in outside basis from pass-through entities	40,602	–	40,602
Mortgage Servicing Rights	13,711	–	13,711
Other temporary differences	17,122	7,815	24,937
Total gross deferred tax assets	944,057	758,171	1,702,228
Deferred tax liabilities:			
Intangibles	81,174	54,623	135,797
Right of use assets	26,015	20,262	46,277
Deferred loan origination fees/cost	1,076	2,961	4,037
Loans acquired	23,353	–	23,353
Other temporary differences	1,531	–	1,531
Total gross deferred tax liabilities	133,149	77,846	210,995
Valuation allowance	137,863	402,333	540,196
Net deferred tax asset	$673,045	$277,992	$ 951,037

The net deferred tax asset shown in the table above at December 31, 2023 is reflected in the consolidated statements of financial condition as $1.0 billion in net deferred tax assets (in the "other assets" caption) (December 31, 2022 - $1.0 billion) and $1.3 million in deferred tax liabilities (in the "other liabilities" caption) (December 31, 2022 - $2.6 million), reflecting the aggregate deferred tax assets or liabilities of individual tax-paying subsidiaries of the Corporation in their respective tax jurisdiction, Puerto Rico or the United States. The net reduction in the valuation allowance of approximately $27 million during the year ended December 31, 2023 was due primarily to the change in the blended state tax rate applicable to net operating losses of the U.S. operation.

The deferred tax asset related to the NOLs and other carryforwards as of December 31, 2023, expires as follows:

(In thousands)	
2024	$ 9,234
2025	13,516
2026	13,367
2027	15,202
2028	244,706
2029	111,307
2030	137,344
2031	106,295
2032	51,302
2033	8,198
2034	901
2035	32,244
	$743,616

At December 31, 2023 the net deferred tax asset of the U.S. operations amounted to $643 million with a valuation allowance of $374 million, for a net deferred tax asset of $269 million. The Corporation evaluates on a quarterly basis the realization of the deferred tax asset by taxing jurisdiction. The U. S. operations sustained profitability for the three years period ended December 31, 2023. The financial results for year 2023 were lower than prior year; however, this additional component of negative evidence was offset by positive evidence of recent historical results, still demonstrating financial stability for the U. S. Operations. The historical financial results are objectively verifiable positive evidence, evaluated together with the positive evidence of stable credit metrics, in combination with the length of the expiration of the NOLs. On the other hand, the Corporation evaluated the negative evidence accumulated over the years, including financial results lower than expectations and challenges to the economy due to inflationary pressures and global geopolitical uncertainty that have resulted in a reduction of pre-tax income for the year 2023. As of December 31, 2023, after weighting all positive and negative evidence, the Corporation concluded that it is more likely than not that approximately $269 million of the deferred tax asset from the U.S. operations, comprised mainly of net operating losses, will be realized. The Corporation based this determination on its estimated earnings available to realize the deferred tax asset for the remaining carryforward period, together with the historical level of book income adjusted by permanent differences. Management will continue to monitor and review the U.S. operation's results, the pre-tax earnings forecast, and other factors, including net income versus forecast, targeted loan growth, net interest income margin, changes in deposits costs, allowance for credit losses, charge offs, NPLs inflows and NPA balances, to assess the future realization of the deferred tax asset.

At December 31, 2023, the Corporation's net deferred tax assets related to its Puerto Rico operations amounted to $738 million. The Corporation's Puerto Rico Banking operation has strong historical record of profitability. This is considered a strong piece of objectively verifiable positive evidence that outweigh any negative evidence considered by Management in the evaluation of the realization of the deferred tax asset. Based on this evidence and Management's estimate of future taxable income, the Corporation has concluded that it is more likely than not that such net deferred tax asset of the Puerto Rico Banking operations will be realized.

The Holding Company operation is in a cumulative loss position, taking into account taxable income exclusive of reversing temporary differences, for the three years period ended December 31, 2023. Management expects these losses will be a trend in future years. This objectively verifiable negative evidence is considered by management strong negative evidence that will suggest that income in future years will be insufficient to support the realization of all of the deferred tax asset. After weighting all positive and negative evidence, management concluded, as of the reporting date, that it is more likely than not that the Holding Company will not be able to realize any portion of the deferred tax assets. Accordingly, the Corporation has maintained a full valuation allowance on the deferred tax asset of $139 million as of December 31, 2023.

The Corporation's subsidiaries in the United States file a consolidated federal income tax return. The intercompany settlement of taxes paid is based on tax sharing agreements which generally allocate taxes to each entity based on a separate return basis.

The following table presents a reconciliation of unrecognized tax benefits.

(In millions)

Balance at January 1, 2022	$ 3.5
Reduction as a result of lapse of statute of limitations	(1.0)
Balance at December 31, 2022	$ 2.5
Reduction as a result of change in tax position	(1.0)
Balance at December 31, 2023	$ 1.5

At December 31, 2023, the total amount of interest recognized in the statement of financial condition approximated $2.3 million (2022 - $2.6 million). The total interest expense recognized during 2023 was $199 thousand net of a reduction of $475 thousand due to the expiration of the statute of limitation (2022 - $268 thousand net of a reduction of $448 thousand). Management determined that, as of December 31, 2023 and 2022, there was no need to accrue for the payment of penalties. The Corporation's policy is to report interest related to unrecognized tax benefits in income tax expense, while the penalties, if any, are reported in other operating expenses in the consolidated statements of operations.

After consideration of the effect on U.S. federal tax of unrecognized U.S. state tax benefits, the total amount of unrecognized tax benefits, including U.S. and Puerto Rico that, if recognized, would affect the Corporation's effective tax rate, was approximately $2.9 million at December 31, 2023 (2022 - $4.3 million).

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions.

The Corporation and its subsidiaries file income tax returns in Puerto Rico, the U.S. federal jurisdiction, various U.S. states and political subdivisions, and foreign jurisdictions. As of December 31, 2023, the following years remain subject to examination in the U.S. Federal jurisdiction - 2020 and thereafter and in the Puerto Rico jurisdiction - 2018 and thereafter.

Note 36 - Supplemental disclosure on the consolidated statements of cash flows

Additional disclosures on cash flow information and non-cash activities for the years ended December 31, 2023, 2022 and 2021 are listed in the following table:

(In thousands)	2023	2022	2021
Income taxes paid	$ 185,423	$ 178,808	$ 64,997
Interest paid	1,093,968	292,491	170,442
Non-cash activities:			
Loans transferred to other real estate	60,976	64,953	57,638
Loans transferred to other property	72,069	51,642	45,144
Total loans transferred to foreclosed assets	133,045	116,595	102,782
Loans transferred to other assets	28,616	8,664	7,219
Financed sales of other real estate assets	10,378	8,535	13,014
Financed sales of other foreclosed assets	49,361	38,467	43,060
Total financed sales of foreclosed assets	59,739	47,002	56,074
Financed sale of premises and equipment	88,537	47,697	31,085
Transfers from premises and equipment to long-lived assets held-for-sale	–	1,739	32,103
Transfers from loans held-in-portfolio to loans held-for-sale	57,526	11,531	69,890
Transfers from loans held-for-sale to loans held-in-portfolio	5,354	26,425	9,762
Transfers from available-for-sale to held-to-maturity debt securities	–	6,531,092	–
Loans securitized into investment securities[1]	37,345	300,279	732,533
Trades receivables from brokers and counterparties	31	9,461	64,824
Trades payable to brokers and counterparties	30	9,461	13,789
Net change in receivables from investments securities	51,000	125,000	–
Recognition of mortgage servicing rights on securitizations or asset transfers	2,097	6,614	13,391
Loans booked under the GNMA buy-back option	6,014	9,799	19,798
Capitalization of right of use assets	23,991	17,932	35,683
Acquisition of software intangible assets	–	28,650	–
Goodwill on acquisition	–	116,135	–
Total stock consideration related to Evertec transactions	–	144,785	–

[1]   Includes loans securitized into trading securities and subsequently sold before year end.

The following table provides a reconciliation of cash and due from banks, and restricted cash reported within the Consolidated Statement of Financial Condition that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

(In thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Cash and due from banks	$383,385	$423,233	$411,346
Restricted cash and due from banks	37,077	46,268	17,087
Restricted cash in money market investments	7,113	6,658	6,079
Total cash and due from banks, and restricted cash[2]	$427,575	$476,159	$434,512

[2]   Refer to Note 5 - Restrictions on cash and due from banks and certain securities for nature of restrictions.

Note 37 - Segment reporting

The Corporation's corporate structure consists of two reportable segments – Banco Popular de Puerto Rico and Popular U.S. Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. The segments were determined based on the organizational structure, which focuses primarily on the markets the segments serve, as well as on the products and services offered by the segments.

Banco Popular de Puerto Rico:

The Banco Popular de Puerto Rico reportable segment includes commercial, consumer and retail banking operations conducted at BPPR, including U.S. based activities conducted through its New York Branch. It also includes the lending operations of Popular Auto and Popular Mortgage. Other financial services within the BPPR segment include the trust service units of BPPR, asset management services of Popular Asset Management, the brokerage and investment banking operations of Popular Securities, and the insurance agency and reinsurance businesses of Popular Insurance, Popular Risk Services, Popular Life Re, and Popular Re.

Popular U.S.:

Popular U.S. reportable segment consists of the banking operations of Popular Bank (PB), Popular Insurance Agency, U.S.A., and PEF. PB operates through a retail branch network in the U.S. mainland under the name of Popular, and equipment leasing and financing services through PEF. Popular Insurance Agency, U.S.A. offers investment and insurance services across the PB branch network.

The Corporate group consists primarily of the holding companies Popular, Inc., Popular North America, Popular International Bank and certain of the Corporation's investments accounted for under the equity method, including Evertec, until August 15, 2022, and Centro Financiero BHD, León.

The accounting policies of the individual operating segments are the same as those of the Corporation. Transactions between reportable segments are primarily conducted at market rates, resulting in profits that are eliminated for reporting consolidated results of operations.

The tables that follow present the results of operations and total assets by reportable segments:

December 31, 2023

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,811,655	$ 350,645	$ 2
Provision for credit losses	194,325	14,584	–
Non-interest income	586,677	24,868	(404)
Amortization of intangibles	1,937	1,243	–
Goodwill impairment charge	–	23,000	–
Depreciation expense	49,135	7,888	–
Other operating expenses	1,563,571	254,253	(404)
Income tax expense	117,412	18,198	–
Net income	$ 471,952	$ 56,347	$ 2
Segment assets	$57,023,071	$13,812,158	$(426,058)

December 31, 2023

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 2,162,302	$ (30,778)	$ –	$ 2,131,524
Provision for credit losses (benefit)	208,909	(300)	–	208,609
Non-interest income	611,141	44,410	(4,827)	650,724
Amortization of intangibles	3,180	–	–	3,180
Goodwill impairment charge	23,000	–	–	23,000
Depreciation expense	57,023	1,484	–	58,507
Other operating expenses	1,817,420	518	(4,525)	1,813,413
Income tax expense (benefit)	135,610	(1,333)	(80)	134,197
Net income	$ 528,301	$ 13,263	$ (222)	$ 541,342
Segment assets	$70,409,171	$5,607,833	$(5,258,849)	$70,758,155

December 31, 2022

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,823,517	$ 372,988	$ 3
Provision for credit losses	70,304	12,452	–
Non-interest income	680,276	31,958	(547)
Amortization of intangibles	1,937	1,338	–
Goodwill impairment charge	–	9,000	–
Depreciation expense	47,003	6,919	–
Other operating expenses	1,454,187	230,136	(543)
Income tax expense	148,351	(25,205)	–
Net income	$ 782,011	$ 170,306	$ (1)
Segment assets	$56,190,260	$11,558,280	$(421,781)

December 31, 2022

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 2,196,508	$ (29,149)	$ –	$ 2,167,359
Provision for credit losses	82,756	274	–	83,030
Non-interest income	711,687	189,835	(4,460)	897,062
Amortization of intangibles	3,275	–	–	3,275
Goodwill impairment charge	9,000	–	–	9,000
Depreciation expense	53,922	1,185	–	55,107
Other operating expenses	1,683,780	80	(4,822)	1,679,038
Income tax expense	123,146	9,074	110	132,330
Net income	$ 952,316	$ 150,073	$ 252	$ 1,102,641
Segment assets	$67,326,759	$5,390,122	$(5,078,964)	$67,637,917

December 31, 2021

(In thousands)	Banco Popular de Puerto Rico	Popular U.S.	Intersegment Eliminations
Net interest income	$ 1,674,589	$ 321,154	$ 6
Provision for credit losses (benefit)	(136,352)	(56,897)	–
Non-interest income	565,310	24,518	(548)
Amortization of intangibles	2,813	665	–
Depreciation expense	46,539	7,415	–
Other operating expenses	1,285,959	203,892	(544)
Income tax expense	253,479	56,538	–
Net income	$ 787,461	$ 134,059	$ 2
Segment assets	$64,336,681	$10,399,066	$(31,528)

December 31, 2021

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Net interest income (expense)	$ 1,995,749	$ (38,159)	$ –	$ 1,957,590
Provision for credit losses (benefit)	(193,249)	(215)	–	(193,464)
Non-interest income	589,280	56,535	(3,687)	642,128
Amortization of intangibles	3,478	5,656	–	9,134
Depreciation expense	53,954	1,150	–	55,104
Other operating expenses	1,489,307	(545)	(3,725)	1,485,037
Income tax expense (benefit)	310,017	(1,085)	86	309,018
Net income	$ 921,522	$ 13,415	$ (48)	$ 934,889
Segment assets	$74,704,219	$5,458,718	$(5,065,038)	$75,097,899

Geographic Information

The following information presents selected financial information based on the geographic location where the Corporation conducts its business. The banking operations of BPPR are primarily based in Puerto Rico, where it has the largest retail banking franchise. BPPR also conducts banking operations in the U.S. Virgin Islands, the British Virgin Islands and New York. BPPR's banking operations in the mainland United States include commercial lending activities. BPPR's commercial lending activities in the U.S., through its New York Branch, include periodic loan participations with PB. During the year ended December 31, 2023, BPPR participated in loans originated by PB totaling $81 million (2022 - $184 million, 2021 - $35 million). Total assets for the BPPR segment related to its operations in the United States amounted to $1.5 billion (2022 - $1.2 billion), including $106 million in multifamily loans (2022 - $103 million), $528 million in commercial real estate loans (2022 - $446 million), $557 million in C&I loans (2022 - $214 million), and $229 million in unsecured personal loans (2022 - $227 million). During the year ended December 31, 2023, the BPPR segment generated approximately $117.7 million (2022 - $67.8 million, 2021 - $50.6 million) in revenues from its operations in the United States, including net interest income and other service fees. In the Virgin Islands, the BPPR segment offers banking products, including loans and deposits. The BPPR segment generated $45.0 million in revenues during the year ended December 31, 2023 (2022 - $46.6 million, 2021 - $45.4 million) from its operations in the U.S. and British Virgin Islands.

(In thousands)	2023	2022	2021
Revenues: [1]			
Puerto Rico	$2,175,938	$2,505,988	$2,136,481
United States	518,805	480,545	390,201
Other	87,505	77,888	73,036
Total consolidated revenues	$2,782,248	$3,064,421	$2,599,718

[1] Total revenues include net interest income, service charges on deposit accounts, other service fees, mortgage banking activities, net gain on sale of debt securities, net gain (loss), including impairment on equity securities, net profit (loss) on trading account debt securities, net loss on sale of loans, including valuation adjustments on loans held-for-sale, adjustments to indemnity reserves on loans sold, and other operating income.

Selected Balance Sheet Information

(In thousands)	2023	2022	2021
Puerto Rico			
Total assets	$54,181,300	$53,541,427	$63,221,282
Loans	22,519,961	20,884,442	19,770,118
Deposits	51,282,007	51,138,790	57,211,608
United States			
Total assets	$15,343,156	$12,718,775	$10,986,055
Loans	12,006,012	10,643,964	8,903,493
Deposits	10,643,602	8,182,702	7,777,232
Other			
Total assets	$1,233,699	$1,377,715	$890,562
Loans	543,299	554,744	626,115
Deposits [1]	1,692,634	1,905,735	2,016,248

[1] Represents deposits from BPPR operations located in the U.S. and British Virgin Islands.

Note 38 - Popular, Inc. (holding company only) financial information

The following condensed financial information presents the financial position of Popular, Inc. Holding Company only at December 31, 2023 and 2022, and the results of its operations and cash flows for the years ended December 31, 2023, 2022 and 2021.

Condensed Statements of Condition

(In thousands)	December 31, 2023	2022
ASSETS		
Cash and due from banks (includes $126,388 due from bank subsidiary (2022 – $101,753))	$ 126,388	$ 101,753
Money market investments	243,459	77,180
Debt securities held-to-maturity, at amortized cost (includes $3,125 in common securities from statutory trusts (2022 – $3,125))[1]	3,125	3,125
Equity securities, at lower of cost or realizable value	23,993	18,835
Investment in BPPR and subsidiaries, at equity	3,006,768	2,120,503
Investment in Popular North America and subsidiaries, at equity	1,899,546	1,879,123
Investment in other non-bank subsidiaries, at equity	385,033	335,552
Other loans	26,957	28,196
Less - Allowance for credit losses	51	370
Premises and equipment	7,035	6,411
Investment in equity method investees	5,266	5,350
Other assets (includes $3,639 due from subsidiaries and affiliate (2022 – $6,115))	36,531	34,841
Total assets	$5,764,050	$4,610,499
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 498,085	$ 403,257
Other liabilities (includes $6,078 due to subsidiaries and affiliate (2022 – $2,764))	118,899	113,772
Stockholders' equity	5,147,066	4,093,470
Total liabilities and stockholders' equity	$5,764,050	$4,610,499

[1]   Refer to Note 18 to the consolidated financial statements for information on the statutory trusts.

Condensed Statements of Operations

	Years ended December 31,		
(In thousands)	2023	2022	2021
Income:			
Dividends from subsidiaries	$ 208,000	$ 458,000	$792,000
Interest income (includes $15,401 due from subsidiaries and affiliates (2022 – $680; 2021 – $828))	17,715	2,846	4,303
Losses (earnings) from investments in equity method investees	(84)	15,688	29,387
Other operating income	–	139,191	–
Net gains (losses), including impairment, on equity securities	2,012	(4,446)	(525)
Total income	227,643	611,279	825,165
Expenses:			
Interest expense	42,691	26,021	36,444
Provision for credit losses (benefit)	(300)	274	(215)
Operating expense (includes expenses for services provided by subsidiaries and affiliate of $13,463 (2022 – $18,414 ; 2021 – $13,546)), net of reimbursement by subsidiaries for services provided by parent of $215,479 (2022 – $222,935 ; 2021 – $162,019)	924	223	5,432
Total expenses	43,315	26,518	41,661
Income before income taxes and equity in undistributed earnings of subsidiaries	184,328	584,761	783,504
Income tax expense	–	8,723	352
Income before equity in undistributed earnings of subsidiaries	184,328	576,038	783,152
Equity in undistributed earnings of subsidiaries	357,014	526,603	151,737
Net income	$ 541,342	$ 1,102,641	$934,889
Comprehensive income (loss), net of tax	$1,170,739	$(1,097,218)	$419,829

Condensed Statements of Cash Flows

(In thousands)	2023	2022	2021
	Years ended December 31,		
Cash flows from operating activities:			
Net income	$ 541,342	$1,102,641	$ 934,889
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries, net of dividends or distributions	(357,014)	(526,603)	(151,737)
Provision for credit (benefit) losses	(300)	274	(215)
Amortization of intangibles	–	–	5,656
Net accretion of discounts and amortization of premiums and deferred fees	1,754	1,250	1,241
Share-based compensation	9,735	9,440	8,895
Losses (earnings) from investments under the equity method, net of dividends or distributions	84	(14,170)	(26,360)
(Gain) loss on:			
Disposition of stock as part of the Evertec Transactions	–	(137,813)	–
Sale of foreclosed assets, including write-downs	–	–	59
Net increase in:			
Equity securities	(5,158)	(339)	(3,662)
Other assets	(62)	(1,952)	(1,970)
Net increase (decrease) in:			
Interest payable	3,239	–	(1,042)
Other liabilities	(3,377)	8,257	19,095
Total adjustments	(351,099)	(661,656)	(150,040)
Net cash provided by operating activities	190,243	440,985	784,849
Cash flows from investing activities:			
Net (increase) decrease in money market investments	(165,000)	129,000	(94,000)
Proceeds from calls, paydowns, maturities and redemptions of investment securities held-to-maturity	–	–	5,601
Net repayments on other loans	1,252	1,267	1,879
Capital contribution to subsidiaries	(4,150)	(54,188)	(12,900)
Return of capital from wholly owned subsidiaries	64,000	72,000	–
Proceeds from disposition of stock as part of the Evertec Transactions	–	219,883	–
Acquisition of premises and equipment	(2,266)	(2,224)	(1,788)
Proceeds from sale of premises and equipment	68	1,678	83
Proceeds from sale of foreclosed assets	–	–	87
Net cash (used in) provided by investing activities	(106,096)	367,416	(101,038)
Cash flows from financing activities:			
Payments of notes payable	(300,000)	–	(186,664)
Proceeds from issuance of notes payable	393,061	–	–
Proceeds from issuance of common stock	14,045	13,479	10,493
Dividends paid	(159,860)	(161,516)	(141,466)
Net payments for repurchase of common stock	(1,396)	(631,965)	(350,656)
Payments related to tax withholding for share-based compensation	(4,083)	(5,771)	(5,107)
Net cash used in financing activities	(58,233)	(785,773)	(673,400)
Net increase in cash and due from banks, and restricted cash	25,914	22,628	10,411
Cash and due from banks, and restricted cash at beginning of period	102,933	80,305	69,894
Cash and due from banks, and restricted cash at end of period	$ 128,847	$ 102,933	$ 80,305

During the year ended December 31, 2023, Popular, Inc. (parent company only) received dividend distributions from PNA amounting to $50.0 million (2022 - $53.5 million; 2021 - $0 million) and from PIBI's amounting to $14.0 million (2022 - $18.5 million; 2021 - $0 million). PIBI's main source of income is its investment in BHD. Also, during the year ended December 31, 2022, Popular, Inc. received distributions from its direct equity method investees amounting to $1.5 million (2021 - $3.0 million), of which $1.5 million were related to dividend distributions (2021 - $2.3 million).

Notes payable include junior subordinated debentures issued by the Corporation that are associated to capital securities issued by the Popular Capital Trust II and medium-term notes. Refer to Note 18 for a description of significant provisions related to these junior subordinated debentures. The following table presents the aggregate amounts by contractual maturities of notes payable at December 31, 2023:

Year	(In thousands)
2024	$ —
2025	—
2026	—
2027	—
2028	393,937
Later years	104,148
Total	$498,085

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P.O. Box 362708 | San Juan, Puerto Rico 00936-2708

